Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232450

To Our Shareholders:

The boards of directors of Heritage Commerce Corp, Heritage Bank of Commerce and Presidio Bank have approved an agreement (the “merger agreement”) for the merger of Presidio Bank with and into Heritage Bank of Commerce, a wholly-owned subsidiary of Heritage Commerce Corp. Before we can complete the merger, we must obtain the approval of the shareholders of Heritage Commerce Corp and Presidio Bank. We are sending our respective shareholders this document to ask for approval of the principal terms of the merger agreement at the respective special shareholder meetings of Heritage Commerce Corp and Presidio Bank, which will each be held on August 27, 2019. The merger agreement, which is attached as Annex A to the accompanying joint proxy statement/prospectus, sets forth the terms of the merger.

Based on financial results as of March 31, 2019, the combined company will have approximately $4.1 billion in total assets, $2.5 billion in gross loans, $3.4 billion in deposits, and $578.8 million in shareholders’ equity. We believe that the shareholders of both Heritage Commerce Corp and Presidio Bank will benefit from the combination of two complementary banking institutions with similar core values and corporate cultures that will enhance the combined company’s ability to generate profitable growth and long-term shareholder value.

In the proposed merger, Presidio Bank will merge with and into Heritage Bank of Commerce in an all-stock transaction valued at approximately $200.3 million, based on the closing price of Heritage Commerce Corp common stock of $12.22 on May 16, 2019, the day of, and immediately prior to the first public announcement of the terms of the merger, and approximately $200.4 million, based on the closing price of Heritage Commerce Corp common stock of $12.22 on July 12, 2019 (the most recent day for which information was available prior to the printing and mailing of the this joint proxy statement/prospectus). Presidio Bank shareholders (except dissenting shares) will receive fixed consideration consisting of 2.47 shares of Heritage Commerce Corp common stock for each share of Presidio Bank common stock they own with any fractional shares paid in cash without interest, subject to the terms and conditions set forth in the merger agreement, as further described in the accompanying joint proxy statement/prospectus. The merger agreement permits the parties to terminate the merger agreement prior to the closing of the merger under certain circumstances, as described in the accompanying joint proxy statement/prospectus.

The per share exchange ratio in the merger will not be adjusted to reflect Heritage Commerce Corp stock price changes between now and the closing. Based on the closing price of Heritage Commerce Corp common stock on May 16, 2019, the day of, and immediately prior to the first public announcement of the terms of the merger, the merger consideration will represent a value of $30.18 per share of Presidio Bank common stock. Using the closing price of Heritage Commerce Corp common stock on July 12, 2019 (the most recent date for which information was available prior to the printing and mailing of this joint proxy statement/prospectus), the merger consideration will represent a value of $30.18 per share of Presidio Bank common stock. Accordingly, the dollar value of the stock consideration that Presidio Bank shareholders may receive will change depending on fluctuations in the market price of Heritage Commerce Corp common stock and will not be known at the time you vote on the merger. You should obtain current stock quotations for Heritage Commerce Corp common stock, which is listed on the NASDAQ Global Select Market under the symbol “HTBK.”

Based on the 2.47 per share exchange ratio and the number of shares of Presidio Bank common stock and Presidio Bank restricted stock units outstanding as of the date of the merger agreement, Heritage Commerce Corp expects that approximately 15,639,929 shares of its common stock will become issuable on the closing date (assuming no Presidio Bank stock options are exercised prior to the closing date of the merger). Giving effect to the merger, Presidio Bank shareholders would hold, in aggregate, approximately 26.5% of Heritage Commerce Corp’s outstanding shares of common stock following the merger. Heritage Commerce Corp has also agreed to assume Presidio Bank stock options outstanding as of the date of the merger agreement adjusted for the 2.47 per share exchange ratio resulting in an additional 1,266,309 Heritage Commerce Corp shares of common stock issuable upon exercise of the Presidio Bank stock options at an average exercise price (as adjusted for the merger) of $4.98.

The merger is subject to the receipt of the required approvals by the shareholders of Presidio Bank and Heritage Commerce Corp and all regulatory approvals, and the satisfaction or waiver of all other conditions to closing as described in the accompanying joint proxy statement/prospectus. The conditions to closing include Heritage Commerce Corp shareholders approving an amendment to the Heritage Commerce Corp articles of incorporation to increase its authorized shares of common stock from 60,000,000 to 100,000,000 shares of common stock, all of which is discussed in the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus contains a more complete description of the special meetings and the terms of the merger agreement and the merger. We urge you to review that entire document carefully. In particular, you should read the “Risk Factors” section beginning on page 34 of the joint proxy statement/prospectus for a discussion of the risks you should consider in evaluating the proposed merger and how they will affect you. You may also obtain information about Heritage Commerce Corp from documents that Heritage Commerce Corp has filed with the Securities and Exchange Commission.

The Heritage Commerce Corp special meeting will be held on August 27, 2019 at 1:00 PM local time at its principal offices, 150 Almaden Boulevard, San Jose, California 95113.

The Presidio Bank special meeting will be held on August 27, 2019 at 1:00 PM local time at 120 Kearny Street, Club PMC Conference Center, San Francisco, California 94108.

Your vote is very important. Whether or not you plan to attend your meeting, please take the time to submit your proxy in accordance with the voting instructions contained in this document. If you do not vote, abstain from voting or do not instruct your broker how to vote any shares held by you in “street name,” the effect will be a vote AGAINST the merger.

After careful consideration, the Heritage Commerce Corp board of directors unanimously recommends that the shareholders of Heritage Commerce Corp vote “FOR” approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Heritage Commerce Corp common stock in connection with the merger, “FOR” the amendment to the Heritage Commerce Corp articles of incorporation to increase the number of authorized shares of common stock and “FOR” the grant of discretionary authority to adjourn the special meeting as necessary or appropriate.

After careful consideration, the Presidio Bank board of directors unanimously recommends that the shareholders of Presidio Bank vote “FOR” approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and “FOR” the grant of discretionary authority to adjourn the special meeting as necessary or appropriate.

We enthusiastically support the merger and believe it to be in the best interests of the shareholders of both companies.

Jack Conner Chairman of the Board Heritage Commerce Corp	James R. Woolwine Chairman of the Board Presidio Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the Heritage Commerce Corp common stock in connection with the merger or the other transactions described in this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated July 12, 2019 and is first being mailed to shareholders of Heritage Commerce Corp and Presidio Bank on or about July 22, 2019.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Heritage Commerce Corp files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” Heritage Commerce Corp’s SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also obtain these documents, free of charge, from Heritage Commerce Corp at www.heritagecommercecorp.com under the heading “SEC Filings.”

Heritage Commerce Corp has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Heritage Commerce Corp has previously filed with the SEC. They contain important information about Heritage Commerce Corp and its financial condition. For more information, see the section entitled “Incorporation of Certain Documents by Reference.” These documents are available without charge to you upon written or oral request to Heritage Commerce Corp’s proxy solicitor.

If you are a Heritage Commerce Corp shareholder and have questions about the merger or submitting your proxy, please contact Heritage Commerce Corp’s proxy solicitor:

PO Box 13581

Des Moines, WA 98198

Banks, Brokers and Shareholders

Call Toll Free (877) 870-8565

Email: ksmith@advantageproxy.com

If you would like to request any Heritage Commerce Corp documents, your request should be sent in time to be received by AdvantageProxy no later than August 13, 2019 in order for you to receive the documents before the special meeting.

Presidio Bank does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

If you are Presidio Bank shareholder and have questions about the merger or submitting your proxy, or if you need additional copies of this joint proxy statement/prospectus or proxy cards, you should contact Presidio Bank’s proxy solicitor:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (866) 431-2096

Heritage Commerce Corp common stock is traded on the NASDAQ Global Select Market under the symbol “HTBK,” and Presidio Bank common stock is quoted on the OTC Bulletin Board under the symbol “PDOB.”

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, CA 95113

Notice of Special Meeting of Shareholders

To Be Held August 27, 2019

To the Shareholders of Heritage Commerce Corp:

Notice is hereby given that, pursuant to the terms of its bylaws and the call of its board of directors, a special meeting of shareholders of Heritage Commerce Corp will be held at its principal offices located at 150 Almaden Boulevard, San Jose, California 95113 on August 27, 2019 at 1:00 PM, local time. At the special meeting, you will be asked to consider and vote upon the following matters:

1. Approval of Merger Agreement. To approve the principal terms of the Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019, by and among Heritage Commerce Corp, Heritage Bank of Commerce and Presidio Bank (the “merger agreement”) and the transactions contemplated by the merger agreement, including the merger of Presidio Bank with and into Heritage Bank of Commerce (the “merger”), with Heritage Bank of Commerce surviving the merger, and the issuance of Heritage Commerce Corp common stock to the Presidio Bank shareholders in connection with the merger (the “Heritage share issuance”), as described in the joint proxy statement/prospectus.

2. Amendment to the Articles of Incorporation. To approve an amendment to the Heritage Commerce Corp articles of incorporation to increase the number of authorized shares of our common stock from 60,000,000 to 100,000,000 shares of common stock.

3. Grant of Discretionary Authority to Adjourn Meeting. To consider and vote upon a proposal to grant discretionary authority to adjourn the special meeting if necessary or appropriate in the judgment of our board of directors to solicit additional proxies or votes to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger and the Heritage share issuance and the amendment to the Heritage Commerce Corp articles of incorporation.

No other business may be conducted at the special meeting.

The merger agreement, which is attached as Annex A to the accompanying joint proxy statement/prospectus, sets forth the terms of the merger. The transaction is also more fully described in the enclosed joint proxy statement/prospectus. You are urged to read these documents carefully and in their entirety. In particular, see “Risk Factors” beginning on page 34 of the accompanying joint proxy statement/prospectus.

Only shareholders of record at the close of business on July 10, 2019 will be entitled to notice of and to vote at the special meeting or at any postponement or adjournment thereof.

Heritage Commerce Corp shareholders do not have dissenters rights with respect to any of the proposals voted upon at the special meeting.

The Heritage Commerce Corp board of directors unanimously recommends that you vote in favor of approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance, the amendment to the Heritage Commerce Corp articles of incorporation, and the grant of discretionary authority to adjourn the special meeting, as described in the joint proxy statement/prospectus.

Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card in the postage prepaid envelope provided, or cast your vote by telephone or Internet by following the instructions on your proxy card, as soon as you can. The vote of every shareholder is important, and we appreciate your cooperation in returning your executed proxy promptly. If you do not vote, abstain from voting or do not instruct your broker how to vote any shares held by you in “street name,” the effect will be a vote AGAINST the merger.

Your proxy, or your telephone or Internet vote, is revocable and will not affect your right to vote in person if you attend the special meeting. If your shares are registered in your name and you attend the special meeting, you may simply revoke your previously submitted proxy by voting your shares at that time. If you receive more than one set of proxy materials because your shares are registered in different names or addresses, you will need to follow the instructions in each set of proxy materials that you receive to ensure that all your shares will be voted at the special meeting. If your shares are held by a broker or other nominee holder, and are not registered in your name, you will need additional documentation from your broker or other record holder to vote your shares in person at the special meeting. Please indicate on the proxy card whether or not you expect to attend the special meeting in person.

We appreciate your continuing support and look forward to seeing you at the special meeting.

By Order of the Board of Directors

Debbie Reuter

Corporate Secretary

July 22, 2019

San Jose, California

Presidio Bank

1 Montgomery Street, Suite 2300

San Francisco, California 94104

Notice of Special Meeting of Shareholders

To Be Held August 27, 2019

To the Shareholders of Presidio Bank:

Notice is hereby given that, pursuant to the terms of its bylaws and the call of its board of directors, a special meeting of shareholders of Presidio Bank will be held at 120 Kearny Street, Club PMC Conference Center, San Francisco, California 94108 on August 27, 2019 at 1:00 PM, local time. At the special meeting, you will be asked to consider and vote upon the following matters:

1. Approval of Merger Agreement. To approve the principal terms of the Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019, by and among Heritage Commerce Corp, Heritage Bank of Commerce and Presidio Bank (the “merger agreement”) and the transactions contemplated by the merger agreement, including the merger of Presidio Bank with and into Heritage Bank of Commerce (the “merger”), with Heritage Bank of Commerce surviving the merger, and the cancellation of each outstanding share of Presidio Bank common stock, other than any dissenting shares and excluded shares, in exchange for the right to receive 2.47 shares of Heritage Commerce Corp common stock, subject to the terms in the merger agreement.

2. Grant of Discretionary Authority to Adjourn Meeting. To consider and vote upon a proposal to grant discretionary authority to adjourn the special meeting if necessary or appropriate in the judgment of our board of directors to solicit additional proxies or votes in favor of the approval of the principal terms of the merger agreement and the transactions contemplated thereby, including the merger.

No other business may be conducted at the special meeting.

The merger agreement, which is attached as Annex A to the accompanying joint proxy statement/prospectus, sets forth the terms of the merger. The transaction is also more fully described in the enclosed joint proxy statement/prospectus. You are urged to read these documents carefully and in their entirety. In particular, see “Risk Factors” beginning on page 34 of the accompanying joint proxy statement/prospectus.

Only shareholders of record at the close of business on July 10, 2019 will be entitled to notice of and to vote at the special meeting or at any postponement or adjournment thereof.

Presidio Bank shareholders will be given the opportunity to exercise dissenters’ rights in accordance with certain procedures specified in California Corporations Code Sections 1300, et. seq., which sections are attached as Annex D to the attached joint proxy statement/prospectus and incorporated herein by reference. Presidio Bank shareholders who do not vote in favor of the merger may demand that Presidio Bank acquire their shares of Presidio Bank common stock for cash at their fair market value as of May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the merger. Presidio Bank shareholders dissenting must file written demands that Presidio Bank acquire their shares of Presidio Bank common stock for cash and comply with the other procedural requirements set forth in California Corporations Code Sections 1300, et. seq. For additional details about dissenters’ rights, see “The Merger—Dissenters’ Rights for Holders of Presidio Shares” beginning on page 112 and Annex D to the accompanying joint proxy statement/prospectus.

The Presidio Bank board of directors unanimously recommends that you vote in favor of approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the grant of discretionary authority to adjourn the special meeting, as described in the joint proxy statement/prospectus.

Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card in the postage prepaid envelope provided, or cast your vote by telephone or Internet by following the instructions on your proxy card, as soon as you can. The vote of every shareholder is important, and we appreciate your cooperation in returning your executed proxy promptly. If you do not vote, abstain from voting or do not instruct your broker how to vote any shares held by you in “street name,” the effect will be a vote AGAINST the merger.

Your proxy, or your telephone or Internet vote, is revocable and will not affect your right to vote in person if you attend the special meeting. If your shares are registered in your name and you attend the special meeting, you may simply revoke your previously submitted proxy by voting your shares at that time. If you receive more than one set of proxy materials because your shares are registered in different names or addresses, you will need to follow the instructions in each set of proxy materials that you receive to ensure that all your shares will be voted at the special meeting. If your shares are held by a broker or other nominee holder, and are not registered in your name, you will need additional documentation from your broker or other record holder to vote your shares in person at the special meeting. Please indicate on the proxy card whether or not you expect to attend the special meeting in person.

We appreciate your continuing support and look forward to seeing you at the special meeting.

By Order of the Board of Directors

Cheryl Whiteside

Corporate Secretary

July 22, 2019

San Francisco, California

i

List of Annexes

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are brief answers to certain questions that you may have about the Heritage Commerce Corp special meeting, the Presidio Bank special meeting and the merger. We urge you to read carefully the remainder of this joint proxy statement/prospectus, including the risk factors beginning on page 34, because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meetings. Additional important information is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.”

Unless the context otherwise requires, throughout this joint proxy statement/prospectus, “Heritage” refers to Heritage Commerce Corp, “HBC” refers to Heritage Bank of Commerce, “Presidio” or “Presidio Bank” refers to Presidio Bank and “we,” “us” and “our” refers collectively to Heritage, HBC and Presidio. Additionally, we refer to the proposed merger of Presidio with and into HBC as the “merger,” the Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019, by and among Heritage, HBC, and Presidio as the “merger agreement,” the issuance of the Heritage common stock to the Presidio shareholders in connection with the merger as the “Heritage share issuance,” the Heritage Commerce Corp special meeting of shareholders as the “Heritage meeting” and the Presidio Bank special meeting of shareholders as the “Presidio meeting.”

Questions and Answers about the Special Meetings

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

We are delivering this document to you because it is a joint proxy statement being used by both the Heritage board of directors and the Presidio board of directors to solicit proxies of their respective shareholders in connection with the approval of the principal terms of the Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019, pursuant to which Presidio will merge with and into HBC. Heritage will hold a special meeting of its shareholders and Presidio will hold a special meeting of its shareholders for the approval of their respective proposals. This document serves as a joint proxy statement for the Heritage meeting and the Presidio meeting and describes the proposals to be presented at each meeting.

In addition, this document is also a prospectus that is being delivered to Presidio shareholders because Heritage is offering shares of its common stock to Presidio shareholders in connection with the merger.

This joint proxy statement/prospectus contains important information about the merger and the proposals being voted on at the Heritage meeting and Presidio meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your meeting. Your vote is very important to us. We encourage you to submit your proxy as soon as possible.

Q:	When and where are the special meetings?

A:	The Heritage meeting will be held at the Heritage principal offices located at 150 Almaden Boulevard, San Jose, California 95113 on August 27, 2019 at 1:00 PM, local time.

The Presidio meeting will be held at 120 Kearny Street, Club PMC Conference Center, San Francisco, California 94108 on August 27, 2019 at 1:00 PM, local time.

Q:	What is the record date for the meetings?

A:

The Heritage board of directors has fixed the close of business on July 10, 2019, as the record date for the purpose of determining Heritage shareholders entitled to notice of and to vote at the Heritage meeting.

The Presidio board of directors has fixed the close of business on July 10, 2019, as the record date for the purpose of determining Presidio shareholders entitled to notice of and to vote at the Presidio meeting.

Q:	What are holders of Heritage common stock being asked to vote on?

A:	The Heritage board of directors is soliciting proxies from holders of Heritage common stock with respect to the following matters:

•

approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of the Heritage common stock to Presidio shareholders in connection with the merger;

•	approval of an amendment to the Heritage articles of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 100,000,000 shares of common stock; and

•

adjournment of the Heritage meeting if necessary or appropriate in the judgment of the Heritage board of directors to solicit additional proxies or votes in favor of the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, and the amendment to the Heritage articles of incorporation.

Because this is a special meeting of Heritage shareholders, Heritage will not transact any other business at the Heritage meeting.

Q:	What are holders of Presidio common stock being asked to vote on?

A:	Presidio is soliciting proxies from holders of its common stock with respect to the following matters:

•

approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the cancellation of each outstanding share of Presidio common stock, other than any dissenting shares and excluded shares, in exchange for the right to receive 2.47 shares of Heritage common stock (“per share exchange ratio”), subject to the other terms in the merger agreement; and

•

adjournment of the Presidio meeting if necessary or appropriate in the judgment of the Presidio board of directors to solicit additional proxies or votes in favor of the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement.

Under the merger agreement, (i) dissenting shares mean any shares of Presidio common stock that meet the requirements of dissenting shares under the California Corporations Code and (ii) excluded shares mean any shares of Presidio common stock held by Heritage or any direct or indirect wholly-owned subsidiary of Heritage or by Presidio, see “The Merger—Dissenters’ Rights for Holders of Presidio Shares” beginning on page 112 and Annex D to the accompanying joint proxy statement/prospectus.

Because this is a special meeting of Presidio shareholders, Presidio will not transact any other business at the Presidio meeting.

Q:	How does the Heritage board of directors recommend that I vote at the Heritage meeting if I am a holder of Heritage common stock?

A:	After careful consideration, the Heritage board of directors unanimously recommends that Heritage shareholders vote:

•	“FOR” approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance;

•	“FOR” the amendment to the Heritage articles of incorporation to increase the authorized number of shares of common stock; and

•	“FOR” the grant of discretionary authority to adjourn the special meeting as necessary or appropriate.

Heritage currently expects that Heritage’s directors and executive officers will vote their shares “FOR” the foregoing proposals.

Q:	How does the Presidio board of directors recommend that I vote at the Presidio meeting if I am a holder of Presidio common stock?

A:	After careful consideration, the Presidio board of directors unanimously recommends that the shareholders of Presidio vote:

•	“FOR” approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and

•	“FOR” the grant of discretionary authority to adjourn the special meeting as necessary or appropriate.

All of the directors and executive officers of Presidio have entered into voting and support agreements with Heritage, pursuant to which they have agreed to vote “FOR” the merger proposal. As of the record date, the directors and executive officers of Presidio owned and were entitled to vote 606,686 shares of Presidio common stock, representing approximately 10% of the shares of Presidio common stock outstanding on that date.

Q:	What constitutes a quorum for the Heritage meeting?

A:

The presence at the Heritage meeting, in person or by proxy, of holders of a majority of the outstanding shares of Heritage common stock entitled to vote at the Heritage meeting will constitute a quorum for the transaction of business at the Heritage meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Since none of the proposals to be voted on at the Heritage meeting are routine matters for which brokers may have discretionary authority to vote, if you hold your shares in “street name,” failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as represented for purposes of establishing a quorum at the Heritage meeting.

Q:	What constitutes a quorum for the Presidio meeting?

A:

The presence at the Presidio meeting, in person or by proxy, of holders of a majority of the outstanding shares of Presidio common stock entitled to vote at the Presidio meeting will constitute a quorum for the transaction of business at the Presidio meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Since none of the proposals to be voted on at the Presidio meeting are routine matters for which brokers may have discretionary authority to vote, if you hold your shares in “street name,” failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as represented for purposes of establishing a quorum at the Presidio meeting.

Q:	If my shares are held in “street name” through a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:

No. Your bank, broker or other nominee cannot vote your shares without instructions from you, except for certain routine matters. None of the matters to be voted upon at the Heritage meeting or the Presidio meeting constitutes a routine matter. You should instruct your bank, broker or other nominee as to how to vote your shares, following the directions your bank, broker or other nominee provides to you. Please check the voting form used by your bank, broker or other nominee. Without instructions, your shares will not be voted.

Q:	What is the vote required to approve each proposal at the Heritage meeting?

A:	Merger and Heritage share issuance proposal: The affirmative vote of a majority of the issued and outstanding shares of Heritage common stock on the record date.

Amendment to the Heritage articles of incorporation to increase the authorized number of shares of common stock proposal: The affirmative vote of a majority of the issued and outstanding shares of Heritage common stock on the record date.

Adjournment proposal: The affirmative vote of a majority of the shares of Heritage common stock represented (in person or by proxy) at the Heritage meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum).

Q:	What is the vote required to approve each proposal at the Presidio meeting?

A:	Merger proposal: The affirmative vote of a majority of the issued and outstanding shares of Presidio common stock on the record date.

Adjournment proposal: The affirmative vote of a majority of the shares of Presidio common stock represented (in person or by proxy) at the Presidio meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum).

Q:	How many votes do I have?

A:

You will have one vote for each share of Heritage common stock or Presidio common stock that you owned, respectively, at the close of business on the record date, provided those shares are either held directly in your name as the shareholder of record or were held for you as the beneficial owner through a broker, bank, or other nominee.

Q:	May I vote over the Internet or by telephone?

A:

Shareholders whose shares are registered in their own names may vote either over the Internet or by telephone. Special instructions for voting over the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder’s identity and to allow shareholders to vote their shares and confirm that their voting instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or over the Internet. As such, shareholders who receive either a paper copy of their proxy statement or electronic delivery notification have the opportunity to vote by telephone or over the Internet. Your proxy card or voting instruction form will provide the instructions. If your proxy card or voting instruction form does not provide instructions for Internet and telephone voting, please complete and return the proxy card in the self-addressed, postage-paid envelope provided.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the proxy holder designated in your proxy card will vote your proxy as recommended by your company’s board of directors, including voting “FOR” approval of the merger agreement and the merger, and in the case of Presidio shareholders you will be prohibited from asserting dissenters’ rights.

Q:	Can I attend my company’s meeting and vote my shares in person?

A:

Yes. All holders of common stock of Heritage and all holders of common stock of Presidio, including holders of record and holders whose shares are held through banks, brokers, nominees or any other holder of record, are invited to attend their respective meetings. Holders of record of Heritage and Presidio common stock can vote in person at the Heritage meeting and Presidio meeting, respectively. If you wish to vote in person at your company’s meeting and if you are a holder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name through a broker, or beneficially own your shares through another holder of record, you will need to bring with you and provide to the inspectors of election proof of identity and a letter from your bank, broker, nominee or other holder of record confirming your beneficial ownership of common stock as of the record date and authorizing you to vote such shares at your company’s meeting (a “legal proxy” from your holder of record). At the appropriate time during your company’s meeting, the shareholders present will be asked whether they wish to vote in person. If you wish to vote in person at your company’s meeting, you should raise your hand at this time to receive a ballot to record your vote.

Q:	Can I change or revoke my vote?

A:	You may change your vote or revoke your proxy at any time before it is voted by:

•	signing and returning a proxy card with a later date to the corporate secretary for your company;

•	delivering a written revocation letter to your company’s corporate secretary;

•	attending your company’s meeting in person, and voting by ballot at the your company’s meeting; or

•	voting by telephone or the Internet at a later time but before the cutoff time for voting specified on your proxy card.

Attendance at your company’s meeting will not automatically revoke your proxy. A revocation letter or later-dated proxy first received by your company’s corporate secretary after the vote will not affect the vote.

Heritage’s corporate secretary’s mailing address is: Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113, Attention: Corporate Secretary.

Presidio’s corporate secretary’s mailing address is: (by U.S. Mail) Presidio Bank, 1 Montgomery Street, Suite 2300, San Francisco, California 94104, Attention: Corporate Secretary; (by Overnight Delivery or Courier) 120 Kearny Street, Suite 2300, San Francisco, California 94108, Attention: Corporate Secretary.

If you hold your shares of Heritage common stock or Presidio common stock in “street name” through a bank or broker or other nominee, you should contact your bank or broker or other nominee to change your vote or revoke your proxy.

Q:	If I own shares in both Heritage and Presidio, should I vote only once?

A:

No. If you own shares in both companies, you will receive separate proxy cards for each special meeting. It is important that you vote at both meetings, so please complete, sign, date and return your proxy card as instructed by Heritage and Presidio, respectively. A vote as a Heritage shareholder will not constitute a vote as a Presidio shareholder on any matter, nor will a vote as a Presidio shareholder constitute a vote as a Heritage shareholder on any matter.

Q:	What should I do if I receive more than one set of voting materials?

A:

Heritage shareholders and Presidio shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Heritage or Presidio common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Heritage common stock or Presidio common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Heritage common stock and Presidio common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Heritage common stock and/or Presidio common stock that you own.

Q:	Is voting confidential?

A

We have a confidential voting policy to protect the privacy of our shareholders’ votes. Under this policy, ballots, proxy cards and voting instructions returned to banks, brokers and other nominees are kept confidential. Only the proxy tabulator and the Inspector of Election have access to the ballots, proxy cards and voting instructions.

Questions and Answers Specific to the Merger Agreement and the Merger

Q:	What is the merger?

A:

Heritage, HBC and Presidio have entered into the merger agreement, pursuant to which Presidio will merge with and into HBC, the separate existence of Presidio will cease and HBC will continue as the surviving corporation immediately upon the closing of the merger. The terms of the merger are set forth in the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A.

Q:	Why has the Heritage board of directors approved the merger of Presidio with HBC?

A:

The Heritage board of directors believes that Heritage shareholders will benefit from the merger because the business potential for the combined companies exceeds what Heritage could individually accomplish and that the similar and complementary financial products and services offered by HBC and Presidio will contribute to enhanced future performance and long-term shareholder value. The Heritage board of directors also believes that the combined company will benefit from, among other things:

•

enhanced growth opportunities resulting from a larger scale operation, including a broader customer base, a larger loan and deposit offering, more diversified sources of revenue, an expanded presence in the San Francisco Bay Area region of Northern California, and increased lending capabilities;

•

the complementary nature of the business operations and management cultures of the two companies, which should facilitate integration of Heritage and Presidio, including the addition of five key executives and key customer relationship managers from Presidio and the addition of three members of the Presidio board of directors to the Heritage board of directors;

•

anticipated synergies by combining Presidio’s lending strengths and strong deposit franchise, and enhanced opportunities to grow relationship-based lending and low cost core deposits for the combined company; and

•

anticipated cost savings from expected efficiencies to be achieved in operations and vendor and third party cost, including lease payments, real estate costs and duplicate employee positions, while achieving a greater ability to respond to increasing compliance requirements and greater regulation.

See “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors” on page 65 for additional discussion on the reasons why the Heritage board of directors approved, and unanimously recommended that Heritage shareholders approve, the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance.

Q:	Why has the Presidio board of directors approved the merger of Presidio with HBC?

A:

The Presidio board of directors has determined that the merger is fair to and in the best interests of Presidio and its shareholders. In reaching its determination to approve the merger agreement, the Presidio board of directors considered all factors it deemed material. The Presidio board of directors analyzed information with respect to the financial condition, results of operations, business and prospects of Presidio. In this regard, the Presidio board of directors considered the performance trends of Presidio over the past several years and prospects for future growth. The board also considered Presidio’s ability to further enhance shareholder value without engaging in a strategic transaction as well as the short-term and long-term interests of Presidio and its shareholders, including whether those interests might best be served by continued independence.

In reaching its decision to approve the merger agreement and the merger, the Presidio board of directors considered a number of factors, including, among other things, the following:

•	information with respect to Presidio’s and Heritage’s business, earnings, operations, financial condition and prospects;

•	the synergies unique to a transaction between Presidio and Heritage, taking into account the results of Presidio’s due diligence review of Heritage and information provided by Heritage’s management;

•	the terms offered and discussions held with other prospective strategic partners; and

•

Presidio’s knowledge of the national, regional and local economic conditions in the current environment in the financial services industry, including the interest rate environment, political environment and environment for community banks, particularly in California.

See “The Merger—Presidio’s Reasons for the Merger; Recommendation of the Merger by the Presidio Board of Directors” on page 63 for additional discussion on the reasons why the Presidio board of directors approved, and recommended that Presidio shareholders approve, the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Q:	What will holders of Presidio common stock receive in the merger?

A:

If you are a holder of Presidio common stock, each share of common stock that you hold before the merger will be converted into the right to fixed consideration (which we refer to as the “merger consideration”) consisting of 2.47 shares of Heritage common stock, (referred to as the “per share exchange ratio”), subject to the terms set forth in the merger agreement. The per share exchange ratio in the merger will not be adjusted to reflect Heritage common stock price changes between now and the closing. Accordingly, the dollar value of the merger consideration that Presidio shareholders may receive will change depending on fluctuations in the market price of Heritage common stock and will not be known at the time you vote on the merger. You should obtain current stock quotations for Heritage common stock, which is listed on the NASDAQ Global Select Market under the symbol “HTBK.”

See “The Merger—Merger Consideration” on page 53 for further discussion of the merger consideration.

Q:	What will happen if Presidio shareholders approve the merger?

A:

If the Presidio shareholders approve the merger, and other conditions set forth in the merger agreement are fulfilled, Presidio will merge with and into HBC. Presidio will cease to exist as a separate entity. Branch offices of Presidio will become branch offices of HBC.

Q:	Is the per share exchange ratio subject to adjustment based on changes in the price of Heritage and/or Presidio common stock?

A:

No. The per share exchange ratio of 2.47 shares of Heritage common stock for each share of Presidio common stock is fixed and no adjustments to the per share exchange ratio will be made based on changes in the price of either Heritage or Presidio common stock prior to the completion of the merger. As a result of any such changes in stock price, the aggregate market value of the shares of Heritage common stock that a Presidio shareholder is entitled to receive at the time that the merger is completed could vary significantly from the value of such shares on the date of this joint proxy statement/prospectus, the date of the Presidio meeting or the date on which Presidio shareholders actually receive shares of Heritage common stock in the merger.

Q:	Will Presidio shareholders be able to trade the Heritage common stock that they receive in the merger?

A:	Yes. The Heritage common stock issued in the merger to Presidio shareholders will be listed on the NASDAQ Global Select Market under the symbol “HTBK.” Unless you are deemed an “affiliate” of

Heritage, you may sell or transfer the shares of Heritage common stock you receive in the merger without restriction.

Q:	How will the merger affect outstanding stock options?

A:

At the effective time of the merger, each outstanding and unexercised option (whether or not vested) to acquire shares of Presidio common stock will be assumed by Heritage and converted automatically into a fully vested option to purchase shares of Heritage common stock (“assumed option”), in accordance with the terms of the Presidio Bank 2016 Equity Incentive Plan and the Presidio Board amended and restated the 2006 Stock Option Plan (collectively the “Presidio Equity Plans”). The number of shares of Heritage common stock subject to each assumed option will be equal to the number of shares of Presidio common stock subject to the assumed option prior to the effective date of the merger multiplied by the per share exchange ratio, provided that any fractional shares of Heritage common stock resulting from such multiplication shall be rounded down to the nearest share. The per share exercise price under each assumed option will be adjusted by dividing the per share exercise price under each assumed option by the per share exchange ratio, provided that such exercise price will be rounded up to the nearest cent.

Q:	How will the merger affect outstanding Presidio restricted stock?

A:

At the effective time of the merger, each unvested award of restricted shares of Presidio common stock (“Presidio restricted stock”) that is outstanding as of the closing of the merger will be converted into shares of Heritage common stock. The number of shares of Heritage common stock issued for each share of Presidio restricted stock will be equal to the number of shares of Presidio common stock subject to the award of Presidio restricted stock immediately prior to the effective time of the merger multiplied by the per share exchange ratio, provided that any fractional shares of Heritage common stock will receive cash in lieu of fractional shares of the Heritage common Stock.

Q:	How will the merger affect outstanding Presidio restricted stock units?

A:

At the effective time of the merger, all outstanding Presidio restricted stock units (whether or not vested) to acquire Presidio common stock (“restricted stock units”) shall cease to represent the right to acquire Presidio common stock and shall instead be converted automatically into shares of Heritage common stock. The number of shares of Heritage common stock subject to each restricted stock unit shall be equal to the number of shares Presidio common stock subject to the restricted stock unit immediately prior to the effective date of the merger multiplied by the per share exchange ratio, provided that any fractional shares will be paid in cash.

Q:	How will Heritage shareholders be affected by the merger and the issuance of shares of Heritage common stock in connection with the merger?

A:

Immediately after the completion of the merger, each Heritage shareholder will have the same number of shares of Heritage common stock that such shareholder held immediately prior to the completion of the merger. However, upon issuance of the shares of Heritage common stock to Presidio shareholders in connection with the merger, each share of Heritage common stock will represent a smaller percentage of the aggregate number of shares of Heritage common stock (and therefore a smaller percentage of the outstanding voting power) outstanding after completion of the merger than it did immediately prior to completion of the merger.

Q:

Will Presidio be required to submit the proposal to approve the principal terms of the merger agreement to its shareholders even if the Presidio board of directors has withdrawn, modified or qualified its recommendation and what are the obligations of Heritage to hold the Heritage special meeting?

A:

Unless the merger agreement is terminated before the Presidio meeting, Presidio is required to submit the proposal to approve the principal terms of the merger agreement to its shareholders even if the Presidio board of directors has withdrawn, modified or qualified its recommendation to approve the principal terms of the merger agreement. Unless the merger agreement is terminated before the Heritage meeting, Heritage is required to submit the proposal to approve the principal terms of the merger agreement to its shareholders at the Heritage meeting.

Q:	What are the material United States federal income tax consequences of the merger to Presidio shareholders?

A.

The merger is intended to qualify, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code. Based on the qualification of the merger as a “reorganization,” Presidio shareholders generally will not recognize any gain or loss in connection with the merger, except with respect to the cash received instead of a fractional share of Heritage common stock. Presidio shareholders who exercise their dissenters’ rights with respect to the merger generally will recognize taxable gain or loss.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax consequences.

For a more detailed discussion of the material U.S. federal income tax consequences of the transaction, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 105.

Q:	Do Presidio shareholders have dissenters’ rights with respect to approval of the principal terms of the merger agreement?

A:

Yes. Presidio shareholders who do not vote in favor of the merger may demand that Presidio acquire their shares of Presidio common stock for cash at their fair market value as of May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the merger. Dissenting Presidio shareholders must file written demands that Presidio acquire their shares of Presidio common stock for cash and comply with the other procedural requirements set forth in California Corporations Code Sections 1300, et. seq. A copy of the applicable sections of Chapter 13 of the California Corporations Code is included with this joint proxy statement/prospectus as Annex D. For additional details about dissenters’ rights, please refer to “The Merger—Dissenters’ Rights for Holders of Presidio Shares” beginning on page 112 and Annex D to the accompanying joint proxy statement/prospectus.

Heritage is not obligated to complete the merger if dissenters’ rights are perfected and exercised with respect to 10% or more of the outstanding shares of Presidio common stock. See “The Merger Agreement—Conditions to Each Party’s Obligations” beginning on page 130.

Q:	Why are the shareholders of Heritage being asked to approve an amendment to the Heritage articles of incorporation to increase the number of authorized shares of common stock?

Heritage is asking its shareholders at the Heritage meeting to approve an amendment to the Heritage articles of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 100,000,000 shares of common stock in order to have sufficient shares of common stock to issue in the merger and for Heritage’s future strategic and capital needs should they arise. It is a condition to the merger that the Heritage shareholders approve the amendment. See “Heritage Proposal—Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock.”

Q:	Is Heritage shareholder approval required in order to add three new directors to the Heritage Board of Directors?

No. Under the terms of the merger agreement, Heritage has agreed to add three current directors of the Presidio board of directors to the Heritage and HBC board of directors. The Heritage bylaws provide that number of directors of Heritage shall be not less than nine nor more than 15. The bylaws provide that the exact number of directors shall be set, from time to time, within these limits by the Heritage board of directors. The Heritage board of directors has currently fixed the number of directors at 10. However, prior to the consummation of the merger, the Heritage board of directors will fix the number of directors at 13. HBC has substantially the same provisions in its bylaws.

Q:	Are Heritage shareholders entitled to dissenters’ rights?

A:	Under California law, Heritage shareholders are not entitled to dissenters’ rights in connection with the merger or any of the other proposals at the Heritage meeting.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-prepaid return envelope as soon as possible, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card. If you hold your stock in “street name” through a bank or broker or other nominee, you must direct your bank or broker or other nominee to vote in accordance with the instructions you have received from your bank or broker or other nominee.

Q:	Why is my vote important?

If you do not vote by proxy or in person, it will be more difficult to obtain the necessary quorum to hold the Heritage and/or Presidio meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker or other nominee how to vote, or abstaining from voting will have the same effect as a vote “AGAINST” the merger proposal to be voted upon at the Heritage meeting and Presidio meeting.

Q:	Should Presidio shareholders send stock certificates at this time?

A:

No. Please do not send in your certificates, if you hold your shares in certificated form, until you receive instructions to do so. You are not required to take any special additional actions if your shares of Presidio common stock are held in book-entry form. After the completion of the merger, an exchange agent will send you instructions for exchanging your shares for the merger consideration.

If you hold your Presidio shares in certificated form, and do not know where your stock certificates are located, you may want to find them now so you do not experience delays receiving your merger consideration. If you are unable to locate your original Presidio stock certificate(s), you should contact Computershare, Presidio’s transfer agent, at phone number (866) 205-6901.

Q:	What risks should a Heritage or Presidio shareholder consider before voting on the merger proposals?

A:	We encourage you to read the detailed information about the merger in this joint proxy statement/prospectus, including the “Risk Factors” section beginning on page 34.

Q:	When do you expect to complete the merger?

A:

Heritage and Presidio expect to complete the merger in the fourth quarter of 2019. However, neither Heritage nor Presidio can assure you of when or if the merger will be completed. Heritage and Presidio must first obtain the approval of Heritage shareholders and Presidio shareholders for the merger, as well as obtain necessary regulatory approvals and satisfy certain other conditions to closing.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, holders of Presidio common stock will not receive any consideration for their shares in connection with the merger. Instead, each of Heritage and Presidio will remain an independent company and their common stock will continue to be listed and traded on the NASDAQ Global Select Market and quoted on the OTC Bulletin Board, respectively. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Presidio to Heritage. See “The Merger Agreement—Termination” on page 132 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:	Where do I get more information?

A:

If you have questions about the merger or submitting your proxy, or if you need additional copies of this document, the proxy card or any documents incorporated by reference, you should contact one of the following:

Heritage Shareholders

Heritage Commerce Corp

(if by U.S. Mail, Overnight or Courier Delivery)

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, CA 95113

Attention: Debbie Reuter, Corporate Secretary

(408) 947-6900

Presidio Shareholders

Presidio Bank

(if by U.S. Mail)

Presidio Bank

1 Montgomery, Suite 2300

San Francisco, CA 94104

Attention: Cheryl Whiteside, Corporate Secretary

(415) 229-8405

(if by Overnight Delivery or Courier)

Presidio Bank

120 Kearny Street, Suite 2300

San Francisco, CA 94108

Attention: Cheryl Whiteside, Corporate Secretary

(415) 229-8405

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus. It may not contain all of the information that is important to you in deciding how to vote on the matters that will be voted on at the Heritage meeting or Presidio meeting. You should carefully read this entire document and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the merger described herein and the other matters that will be considered and voted on at the special meetings. In addition, we incorporate important business and financial information about Heritage by reference into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find Additional Information.”

Unless the context otherwise requires, throughout this joint proxy statement/prospectus, we refer to the proposed merger of Presidio with and into HBC as the “merger,” and the agreement and plan of merger and reorganization, dated as of May 16, 2019, by and among Heritage, HBC, and Presidio as the “merger agreement.”

INFORMATION ABOUT THE COMPANIES

Heritage Commerce Corp and Heritage Bank of Commerce (see page 146)

150 Almaden Boulevard

San Jose, California 95113

(408) 947-6900

Heritage, a California corporation organized in 1997, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (referred to as the “BHCA”). Heritage provides a wide range of banking services through HBC, its wholly-owned subsidiary. HBC is a California state-chartered bank headquartered in San Jose, California and has been conducting business since 1994.

HBC is a multi-community independent bank that offers a full range of commercial banking services to small and medium-sized businesses and their owners, managers and employees. HBC operates through 14 full service branch offices located entirely in the western, southern and eastern regions of the general San Francisco Bay Area of California in the counties of Santa Clara, San Mateo, Alameda, Contra Costa, and San Benito. HBC’s market includes the headquarters of a number of technology-based companies in the region commonly known as “Silicon Valley.”

HBC’s lending activities are diversified and include commercial, real estate, construction and land development, consumer and Small Business Administration guaranteed loans. HBC generally lends in markets where it has a physical presence through its branch offices. HBC is able to attract deposits throughout its market area with a customer-oriented product mix, competitive pricing, and convenient locations. HBC offers a wide range of deposit products for business banking and retail markets. HBC offers a multitude of other products and services to complement its lending and deposit services. In addition, Bay View Funding, a wholly owned subsidiary of HBC, provides factoring financing throughout the United States.

As a bank holding company, Heritage is subject to the supervision of the Board of Governors of the Federal Reserve System (referred to as the “Federal Reserve”). Heritage is required to file with the Federal Reserve reports and other information regarding its business operations and the business operations of its subsidiaries. As a California chartered bank, HBC is subject to primary supervision, periodic examination, and regulation by the

Department of Business Oversight—Division of Financial Institutions (referred to as “DBO”), and by the Federal Reserve, as its primary federal regulator.

At March 31, 2019, Heritage had consolidated assets of $3.1 billion, deposits of $2.6 billion and shareholders’ equity of $378.5 million.

Heritage principal executive office is located at 150 Almaden Boulevard, San Jose, California 95113, telephone number: (408) 947-6900. Heritage’s website is www.heritagecommercecorp.com. Heritage’s website is not part of or otherwise incorporated by reference into this joint proxy statement/prospectus.

Heritage’s common stock is listed on the NASDAQ Stock Market under the symbol “HTBK.”

For further information, see “Information about the Companies—Heritage Commerce Corp and Heritage Bank of Commerce” beginning on page 146.

Presidio Bank (see page 147)

1 Montgomery Street, Suite 2300

San Francisco, California 94104

(415) 229-8400

Presidio is a commercial bank regulated by the DBO and, as a state-member bank, the Federal Reserve.

Presidio commenced operations on July 24, 2006. Presidio provides business banking services to small and mid-size businesses, including professional service firms, real estate developers and investors, and not-for-profit organizations, and to their owners who desire personalized, responsive service with access to local decision makers. Presidio offers clients the resources of a large bank combined with the personalized services of a neighborhood bank.

Presidio is headquartered in San Francisco, California and operates five banking offices in San Francisco, Walnut Creek, San Rafael, San Mateo, and Palo Alto.

Presidio’s principal executive office is located at 1 Montgomery Street, Suite 2300, San Francisco, CA 94104, telephone number: (415) 229-8400. Presidio’s website is www.presidiobank.com. Presidio’s website is not a part of or otherwise incorporated by reference into this joint proxy statement/prospectus.

As of March 31, 2019, Presidio had total assets of $906.1 million, total loans of $705.1 million, total deposits of $793.7 million, shareholders’ equity of $92.6 million and 65 full-time equivalent employees.

Presidio’s common stock is quoted on the OTC Bulletin Board under the symbol “PDOB.”

For further information, see “Information about the Companies—Presidio Bank” beginning on page 147.

THE MERGER AND THE MERGER AGREEMENT

The Merger Agreement (see page 116)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. The parties encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

Subject to the terms and conditions of the merger agreement described in this joint proxy statement/prospectus, and in accordance with California law, Presidio will merge with and into HBC, the separate existence of Presidio will cease and HBC will continue as the surviving corporation immediately upon the closing of the merger. HBC’s articles of incorporation and bylaws, as in effect immediately prior to the closing of the merger, will be the articles of incorporation and bylaws of the combined company. We refer in this joint proxy statement/prospectus to Presidio and Heritage, on a consolidated basis in their capacity with HBC as the legal surviving corporation, as the “combined company.”

Presidio Common Shareholders Will Receive 2.47 Shares of Heritage Common Stock For Each Share of Presidio Common Stock (see page 53)

The merger agreement provides that Presidio common shareholders will receive 2.47 shares of Heritage common stock for each share of Presidio common stock they own, subject to the terms of the merger agreement.

Upon completion of the merger, current Heritage shareholders and current Presidio shareholders will own approximately 73.5% and 26.5%, respectively, of the combined company. It is a condition to completion of the merger that the shares of Heritage common stock issued in the merger shall be listed for trading on the NASDAQ Global Select Market, which is the stock exchange on which Heritage common stock is currently listed for trading. Upon completion of the merger, the Presidio common stock currently quoted on the OTC Bulletin Board will cease to be quoted.

Assuming the number of shares of Presidio common stock and Presidio restricted stock units outstanding at the time of the merger equals the number of shares outstanding on May 16, 2019 and that the value of Heritage common stock equals $12.22 per share, the closing price as of May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, the aggregate merger consideration for those Presidio shares would be approximately $200.3 million. As noted below, however, the total value of Heritage common stock issued to Presidio shareholders upon completion of the merger will fluctuate based on the share price of Heritage common stock and the number of shares of Presidio common stock, restricted stock units and stock options outstanding on the date of the merger.

Merger Consideration Is Fixed (see page 53)

The per share exchange ratio in the merger will not be adjusted to reflect Heritage common stock price changes between now and the closing. Accordingly, the dollar value of the merger consideration that Presidio shareholders may receive will change depending on fluctuations in the market price of Heritage common stock and will not be known at the time you vote on the merger.

Based on the closing price of Heritage common stock on May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, the merger consideration will represent a value of $30.18 per share of Presidio common stock. Using the closing price of Heritage common stock on July 12, 2019 (the most recent day for which information was available prior to the printing and mailing of this joint proxy statement/prospectus), the merger consideration will represent a value of $30.18 per share of Presidio common stock. You should obtain current stock quotations for Heritage common stock, which is listed on the NASDAQ Global Select Market under the symbol “HTBK.”

Voting and Support Agreements (see page 134)

All of the directors and executive officers of Presidio have entered into voting and support agreements pursuant to which they have agreed, as applicable, to vote “FOR” the proposals set forth in this joint proxy statement/prospectus. As of the record date, the directors and executive officers of Presidio beneficially owned and were entitled to vote 606,686 shares of Presidio common stock, representing approximately 10% of the shares of Presidio common stock outstanding on that date. For more information regarding the voting and support agreements, see the section entitled “The Merger Agreement—Presidio Voting and Support Agreements” beginning on page 134.

Our Boards of Directors Unanimously Recommend that Heritage Shareholders and Presidio Shareholders Approve the Merger Agreement and the Merger (see pages 65 and 63)

Heritage Shareholders. After careful consideration, the Heritage board of directors has unanimously determined that the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Heritage shares to Presidio shareholders in the merger, are advisable and in the best interests of Heritage and its shareholders and unanimously recommends that Heritage shareholders vote “FOR” the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance.

Presidio Shareholders. After careful consideration, the Presidio board of directors has unanimously determined that the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Presidio and its shareholders and unanimously recommends that Presidio shareholders vote “FOR” the approval of the principal terms of the merger agreement.

Factors Considered by Our Boards of Directors. In determining whether to approve the merger, our boards of directors each evaluated the merger and the merger agreement, in consultation with our respective senior managements and legal and financial advisors, and considered the respective strategic, financial and other considerations referred to under “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors” beginning on page 65 and “The Merger—Presidio’s Reasons for the Merger; Recommendation of the Merger by the Presidio Board of Directors” beginning on page 63.

Opinions of Presidio’s and Heritage’s Respective Financial Advisors (see page 68)

Opinion of Heritage’s Financial Advisor. In connection with the Heritage board of directors’ consideration of the merger, Heritage’s financial advisor, D.A. Davidson & Co., or Davidson, provided its opinion to the Heritage board of directors dated as of May 16, 2019 that, as of that date, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in its opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Heritage. The full text of Davidson’s opinion is attached as Annex B to this joint proxy statement/prospectus. Holders of Heritage common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Opinion of Presidio’s Financial Advisor. In connection with the Presidio board of directors’ consideration of the merger, Presidio’s financial advisor, Sandler O’Neill & Partners, L.P., or Sandler, provided its opinion to the Presidio board of directors, dated May 16, 2019, to the effect that, as of such date and based upon the qualifications and assumptions set forth in the written opinion, the per share exchange ratio was fair, from a financial point of view, to the holders of Presidio common stock. The full text of Sandler’s opinion is attached as Annex C to this joint proxy statement/prospectus. Holders of Presidio common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Dissenters’ Rights for Holders of Presidio of Shares (see page 112)

Under the California Corporations Code, Presidio common shareholders will be entitled to dissenters’ rights in connection with the merger. Presidio shareholders who do not vote in favor of the merger, timely file written demands that Presidio acquire their shares of Presidio common stock for cash and comply with the other procedural requirements set forth in California Corporations Code Sections 1300, et. seq. may demand that

Presidio acquire their shares of Presidio common stock for cash at their fair market value as of May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the merger.

The provisions of California law governing dissenters’ rights are complex, and you should study them carefully if you hold any such shares and wish to exercise your dissenters’ rights. A copy of Sections 1300-1313 of the California Corporations Code is attached to this joint proxy statement/prospectus as Annex D. For a more detailed discussion of dissenters’ rights under California law, see “The Merger— Dissenters’ Rights for Holders of Presidio Shares” beginning on page 112 of this joint proxy statement/prospectus.

Heritage Shareholders Will Not Have Dissenters’ Rights

Holders of Heritage common stock will not be entitled to dissenters’ rights in connection with the merger under California law.

Interests of Directors and Executive Officers of Presidio in the Merger (see page 96)

Directors and executive officers of Presidio have interests in the merger that are different from, or are in addition to, the interests of the shareholders of Presidio. These interests include, but are not limited to:

•

Presidio directors and executive officers have Presidio restricted stock awards and restricted stock units that, under the merger agreement, will accelerate in full upon completion of the merger and be converted into, and be exchanged for, the merger consideration;

•

Presidio directors and executive officers have Presidio stock options that, under the merger agreement, will accelerate vesting in full upon completion of the merger and be assumed by Heritage and adjusted for the merger consideration;

•

Bruce H. Cabral, Stephen G. Heitel and Marina H. Park, current directors of Presidio, will be appointed to serve on the boards of directors of Heritage and HBC effective upon completion of the merger, and will be included on the list of nominees for directors presented by the Heritage board of directors and for which the Heritage board of directors will solicit proxies at the first and second annual meetings of Heritage following the completion of the merger;

•

Presidio executive officers are participants in plans and party to agreements that provide for severance payments and other benefits upon a qualifying termination of employment within 12 months following a change in control of Presidio;

•	Certain Presidio executive officers will receive change of control payments provided by agreements with Presidio even though they will continue as employees of HBC;

•

Presidio executive officers participate in Presidio’s employee 401(k) retirement/savings plan that, under the merger agreement, will terminate, and the nondiscretionary matching employer contributions and discretionary nonelective employer contributions will accelerate in full upon termination of the plan;

•

Presidio executive officers have supplemental executive retirement agreements (“serp agreements”) which will in some cases be assumed by Heritage and in other cases accelerated and paid out in accordance with their terms on the change of control.

•

Robertson Clay Jones, President of Presidio, has signed an executive contract with Heritage and HBC which will become effective on the effective time of the merger to serve as an Executive Vice-President and President of the Business Banking Group of HBC, and Karol Watson another executive officer of Presidio has been offered employment by HBC following the Merger; and

•

Presidio directors and executive officers will receive continued indemnification and director’s and officer’s liability insurance coverage for six years following the merger, subject to the terms of the merger agreement.

The board of directors of Heritage and Presidio were aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger. For a more complete description of the interests of Presidio’s directors and executive officers in the merger, see “The Merger—Interests of Presidio Directors and Executive Officers in the Merger” beginning on page 96.

Boards of Directors and Officers of Heritage and HBC After the Merger (page 95)

The directors and officers of Heritage and HBC immediately prior to the effective time of the merger will be the directors and officers of Heritage and the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified. In addition, Mr. Jones, President of Presidio, will become an executive officer of Heritage and HBC following the closing and, prior to the closing of the merger, the Heritage board of directors and the HBC board of directors will take all actions necessary to appoint Stephen Heitel, the current Chief Executive Officer and a member of the board of directors of Presidio, Bruce H. Cabral and Marina H. Park, both current members of the Presidio board of directors, to the Heritage board of directors and HBC board of directors effective upon the closing of the merger. Subject to its fiduciary duty, the Heritage board of directors also will recommend that these three individuals be included as director candidates for election in the Heritage proxy statement for the 2020 and 2021 annual meetings of Heritage shareholders.

The Heritage bylaws provide that number of directors of Heritage shall be not less than nine nor more than 15. The bylaws provide that the exact number of directors shall be set, from time to time, within these limits by the Heritage board of directors. The Heritage board of directors has currently fixed the number of directors at 10. However, prior to the consummation of the merger, the Heritage board of directors will fix the number of directors at 13. HBC has substantially the same provisions in its bylaws. Therefore, the addition of the three new directors is not required to be approved by the Heritage shareholders and a further amendment to the Heritage bylaws is not required.

Regulatory Approvals Required for the Merger (see page 109)

Heritage, HBC and Presidio have each agreed to use reasonable commercial efforts to obtain all regulatory approvals required to complete the merger. Regulatory approvals are required from the DBO and the Federal Reserve. Heritage has confirmed that no approval is required for the holding company from the Federal Reserve as the merger meets the requirements of the approval exemption set forth in Section 225.12(d)(1) of Regulation Y under the BHC Act. As of the date of this joint proxy statement/prospectus, Heritage, HBC and Presidio have submitted applications and notifications to obtain the required regulatory approvals. There can be no assurances that such approvals will be received on a timely basis, or as to the ability of Heritage, HBC and Presidio to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. The regulatory approvals required for the completion of the merger are described in more detail under the section entitled “The Merger—Regulatory Approvals Required for the Merger” beginning on page 109.

Expected Timing of the Merger

We expect to complete the merger in the fourth quarter of 2019 if we receive shareholder and regulatory approvals for the merger and the other conditions to closing are satisfied. The merger agreement provides that it may be terminated by either Heritage or Presidio if the merger has not been consummated by March 1, 2020.

Conditions to Each Party’s Obligations (see page 130)

The respective obligations of Heritage and HBC, on the one hand, and Presidio, on the other, to complete the merger are each subject to the satisfaction or waiver of the following conditions:

•	receipt by Heritage of Heritage shareholders’ approval;

•	receipt by Presidio of Presidio shareholders’ approval;

•	the receipt of all regulatory approvals required from the Federal Reserve and the DBO;

•

the effectiveness of Heritage’s SEC registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of any stop order or proceeding initiated or threatened by the SEC for that purpose;

•	no injunction or decree or law prohibiting the consummation of the merger shall be in effect;

•	the shares of Heritage common stock to be issued in the merger shall have been approved for listing on the NASDAQ Global Select Market;

•

the accuracy of the representations and warranties of each party set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date);

•	performance in all material respects by each party of the obligations required to be performed by it at or prior to the closing date of the merger;

•	the absence of a material adverse effect on Heritage or Presidio since the date of the merger agreement; and

•

the receipt by each of Heritage and Presidio of the opinions of its respective tax counsel, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The obligation of Heritage and HBC to consummate the merger is also conditioned upon holders of not more than 10% of the outstanding shares of Presidio common stock exercising their dissenters’ rights.

The obligation of Presidio to consummate the merger is also conditioned upon the Heritage board of directors and the HBC board of directors having taken all action necessary to appoint three members of the current board of directors of Presidio to serve as directors on the Heritage board of directors and the HBC board of directors upon the closing of the merger.

In addition, the obligations of Presidio and Heritage to consummate the merger is conditioned upon Heritage shareholders approving an increase in the number of authorized shares of common stock.

No Solicitation of Alternative Transactions (see page 122)

Under the terms of the merger agreement, Presidio has agreed not to solicit, initiate, encourage, induce, or facilitate any inquiries, offers or the making or announcement of any proposal or other action designed to facilitate any inquires or proposals with respect to, furnish or provide access to any information to any person in connection with or respond to, or initiate, engage or participate in discussions or negotiations with any person as to any, acquisition proposal or that may reasonably be expected to lead to an acquisition proposal (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions” beginning on page 122).

Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, in response to an unsolicited bona fide written acquisition proposal received prior to the special shareholders’ meeting which, in the good faith judgment of the Presidio Bank board of directors, constitutes or is more likely than not to result in a proposal which is superior to the merger with Heritage, and the Presidio board of directors determines in good faith (and after consultation with its financial and outside legal counsel) that failure to take such actions would or reasonably likely result in a violation of its fiduciary duties under applicable law, Presidio may furnish information regarding Presidio and participate in discussions and negotiations with such third party as discussed below in the section entitled “The Merger Agreement—Covenants and Agreements—No Solicitation of Alternative Transactions” on page 122.

Under the terms of the merger agreement, none of the members of the board of directors of Presidio may, except as expressly permitted by the merger agreement, make a change of recommendation (as defined below in the section entitled “The Merger Agreement—Covenants and Agreements—Presidio Board Recommendation”), or cause or commit Presidio to enter into any agreement or understanding other than the confidentiality agreement referred to above relating to any alternative acquisition proposal made to Presidio. Nevertheless, in the event that Presidio receives an alternative acquisition proposal that the Presidio board of directors concludes in good faith, constitutes or is more likely than not to result in a superior proposal, the board of directors of Presidio may make a change of recommendation or terminate the merger agreement to enter into a definitive agreement for a superior proposal, subject, in each case, to Presidio complying with the procedures and other provisions set forth in the merger agreement with respect to an alternative acquisition proposal, all as further described in the sections entitled “The Merger Agreement—Covenants and Agreements, No Solicitation of Alternative Transactions” on page 122, “The Merger Agreement—Termination” on page 132 and “The Merger Agreement—Termination Fee” on page 133. Presidio has agreed to call and hold a special meeting at which shareholders will consider and vote upon the merger proposal, even if Presidio receives an alternative acquisition proposal or makes an adverse change of recommendation, unless the merger agreement is terminated in accordance with its terms (including termination to enable Presidio to enter into a superior proposal).

Termination (see page 132)

The merger agreement may be terminated under the following circumstances:

•

by mutual consent of Heritage, HBC and Presidio, as authorized by their respective board of directors, at any time prior to the effective time of the merger, whether before or after the receipt of the requisite Heritage shareholder approval or Presidio shareholder approval;

•

by Heritage or Presidio, if the merger is not completed on or before March 1, 2020, which date is referred to as the “end date,” except to the extent not be available to a party whose failure to perform any obligation required to be performed by such party was the primary cause of or resulted in the failure of the merger to be consummated on or before the end date;

•

by Heritage or Presidio (i) if any governmental regulatory agency has denied approval and such denial has become final and nonappealable, (ii) by either Heritage or Presidio if any governmental agency issues a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement, unless such denial or order is due to the failure of the party seeking to terminate the agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement or (iii) by Heritage if any regulatory approval includes or will not be issued without the imposition of a burdensome condition (as defined in the merger agreement);

•

by either Heritage or Presidio if (i) at the Heritage meeting (including any postponements or adjournments thereof) the Heritage shareholders fail to approve the merger and the Heritage share issuance or (ii) at the Presidio meeting (including any postponements or adjournments thereof) the

Presidio shareholders fail to approve the merger and merger agreement, except that the party seeking to terminate the merger agreement because of the foregoing must have complied in all material respects with its obligations under the merger agreement to hold their respective meeting and solicit support for the approval of the merger, and that the right to terminate the merger agreement will not be available to a party where the failure to obtain the approval of its shareholders has been caused by a material breach of the merger agreement or in the case of Presidio, a breach of one or more of the voting and support agreements;

•

by Heritage or Presidio, if there has been a breach of any representation, warranty, covenant or agreement made by the other party, such that if continuing on the closing date of the merger, the condition as to the accuracy of the representations and warranties or the compliance with covenants by the other party would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of the end date or 30 calendar days after written notice thereof is given by the terminating party (or such shorter period as remaining prior to the end date); provided, that the terminating party is not then in material breach of any representation, warranty, covenant or agreement;

•

by Heritage at any time prior to the receipt of Presidio shareholder approval if (i) Presidio breaches its non-solicitation obligations relating to alternative acquisition proposals (except to the extent de minimis) or (ii) the Presidio board of directors shall have effected a change in recommendation to its shareholders (which includes the failure of the Presidio board of directors to affirm its recommendation within the required time period after an acquisition proposal is made, or the Presidio board recommends a tender offer or fails to recommend against such tender offer within 10 business days after commencement thereof).

•

by Presidio, if before the receipt of the approval of the Presidio shareholders at the Presidio meeting Presidio (i) has not breached the non-solicitation provisions (except in each case to the extent de minimis) or the procedures to allow Heritage to submit a revised proposal, (ii) receives an unsolicited bona fide written superior proposal from any person that is not withdrawn, (iii) pays Heritage the termination fee in immediately available funds and (iv) simultaneously or substantially simultaneously with such termination enters into a definitive acquisition, merger or similar agreement to effect the superior proposal.

Termination Fee (see page 133)

Presidio has agreed to pay Heritage a termination fee of $8,000,000 in the following circumstances:

•	the merger agreement is terminated by Presidio in order for Presidio to enter into a definitive agreement providing for a superior acquisition proposal;

•

Heritage terminates the merger agreement due to (i) Presidio breaching its non-solicitation obligations relating to alternative acquisition proposal (except to the extent de minimis) or (ii) the Presidio board of directors effecting a change in recommendation to its shareholders (which includes the failure of the Presidio board of directors to affirm its recommendation within the required time period after an acquisition proposal is made, or the Presidio board recommends a tender offer or fails to recommend against such tender offer within 10 business days after commencement thereof); or

•

(i) if an acquisition proposal is made to Presidio or publicly to its shareholders and if Heritage or Presidio terminates the merger agreement for failure to consummate the merger by the end date or for failure of Presidio to receive the requisite shareholder approval and (ii) Presidio enters into a definitive agreement with respect to or consummates such acquisition proposal within 12 months of any such termination of the merger agreement.

The termination fee could discourage other companies from seeking to acquire or merge with Presidio prior to completion of the merger. For more information, see “The Merger Agreement—Termination Fee” on page 133.

Material U.S. Federal Income Tax Consequences of the Merger (see page 105)

The merger has been structured to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and it is a condition to our respective obligations to complete the merger that Heritage and Presidio each receive a legal opinion from its legal counsel to the effect that the merger will so qualify. If the merger qualifies as a “reorganization” for U.S. federal income tax purposes and you are a holder of Presidio common stock, you generally will not recognize any gain or loss upon the receipt of Heritage common stock in exchange for Presidio common stock in the merger, except with respect to cash received for fractional shares of Heritage. Presidio shareholders who exercise their dissent rights with respect to the merger generally will recognize gain or loss. If you are a holder of Heritage common stock who will retain your Heritage common stock without change, you will not recognize any gain or loss for U.S. federal income tax purposes.

The U.S. federal income tax consequences of the merger to you will depend upon your own particular facts and circumstances. In addition, you may be subject to state, local or foreign tax laws, none of which is discussed in this joint proxy statement/prospectus. You should, therefore, consult with your own tax advisor for a complete understanding of the tax consequences of the merger to you. For more information, see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 105.

Non-Competition, Non-Solicitation and Non-Disclosure Agreements (see page 136)

Concurrently with the execution and delivery of the merger agreement:

•

certain directors of Presidio have entered into non-competition, non-solicitation and non-disclosure agreements pursuant to which such directors have agreed not to compete against HBC or solicit the employees or customers of HBC (or the former Presidio), in each case, for a period of 24 months after the effective time of the merger;

•

Robertson Clay Jones, the President of Presidio, and one other officer of Presidio have entered into a non-competition, non-solicitation and non-disclosure agreements pursuant to which such officers have agreed not to compete against HBC or solicit the employees or customers of HBC (or the former Presidio), in each case, for a period of 24 months after the effective time of the merger;

•

certain other executive officers of Presidio have entered into non-solicitation and non-disclosure agreements pursuant to which such officers have agreed not to solicit the employees or customers of HBC (or the former Presidio), in each case, for a period of 24 months after the effective time of the merger.

Additionally, these directors and executive officers of Presidio have agreed, among other things, not to make use of any trade secrets of Presidio or disclose any trade secrets to any other person on the terms set forth in their respective non-competition, non-solicitation and non-disclosure agreement.

Comparison of Shareholder Rights (see page 181)

The rights of Presidio shareholders who continue as Heritage shareholders after the merger will be governed by the articles of incorporation and bylaws of Heritage rather than the articles of incorporation and bylaws of Presidio. For more information, see the section entitled “Comparison of Shareholders Rights” beginning on page 181.

Risk Factors (see page 34)

Before voting at the Heritage meeting or Presidio meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 34 and the risk factors described in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2018 and other reports filed with the SEC, which are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information.”

THE SPECIAL MEETINGS

Heritage Special Meeting (see page 44)

The Heritage meeting will be held at the Heritage principal offices located at 150 Almaden Boulevard, San Jose, California 95113 on August 27, 2019, starting at 1:00 PM, local time. At the Heritage meeting, the holders of Heritage common stock will be asked to vote on the following matters:

•

approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of the Heritage common stock to Presidio shareholders in connection with the merger;

•	approval of an amendment to the Heritage articles of incorporation to increase the number of authorized shares of comment stock from 60,000,000 to 100,000,000 shares of common stock; and

•

adjournment of the Heritage meeting if necessary or appropriate in the judgment of the Heritage board of directors to solicit additional proxies or votes in favor of the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement and the amendment to the Heritage articles of incorporation.

You may vote at the Heritage meeting if you owned shares of Heritage common stock at the close of business on July 10, 2019. On that date, 43,498,406 shares of Heritage common stock were outstanding, 4.17% of which were owned and entitled to be voted by Heritage directors and executive officers. We currently expect that Heritage’s directors and executive officers will vote their shares in favor of the merger and the amendment to the Heritage articles of incorporation, although none of them have entered into any agreement obligating them to do so.

The affirmative vote of a majority of the shares of Heritage common stock outstanding on the record date will be required to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance. The affirmative vote of a majority of the shares of Heritage common stock outstanding on the record date will be required to approve the proposal to amend the Heritage articles of incorporation. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Heritage common stock represented (in person or by proxy) at the Heritage meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum). See “Heritage Special Meeting” beginning on page 44 for information regarding voting at the Heritage meeting.

Presidio Special Meeting (see page 49)

The Presidio meeting will be held at 120 Kearny Street, Club PMC Conference Center, San Francisco, California 94108 on August 27, 2019 at 1:00 PM. At the Presidio meeting, Presidio shareholders will be asked to vote on the following matters:

•

approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the cancellation of each outstanding share of Presidio common stock, other than any dissenting shares and excluded shares, in exchange for the right to receive 2.47 shares of Heritage common stock, subject to the terms in the merger agreement; and

•

adjournment of the Presidio meeting if necessary or appropriate in the judgment of the Presidio board of directors to solicit additional proxies or votes in favor of the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement.

You may vote at the Presidio meeting if you owned shares of Presidio common stock at the close of business on July 10, 2019. On that date, 6,330,708 shares of Presidio common stock were outstanding.

The affirmative vote of a majority of the shares of Presidio common stock outstanding on the record date will be required to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Presidio common stock represented (in person or by proxy) at the Presidio meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum). See “Presidio Special Meeting” beginning on page 49 for information regarding voting at the Presidio meeting.

All of the directors and executive officers of Presidio have entered into voting and support agreements with Heritage, pursuant to which they have agreed to vote “FOR” the merger proposal. As of the record date, the Presidio directors and executive officers beneficially owned and were entitled to vote 606,686 shares of Presidio common stock, representing approximately 10% of the shares of Presidio common stock outstanding on that date.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following tables present selected historical financial information of Heritage, selected historical financial information of Presidio and selected unaudited pro forma combined condensed financial information reflecting the merger. This information is intended to aid you in understanding the financial aspects of the merger. The historical financial information shows the actual financial condition and results of operations of Heritage and Presidio for the years indicated. As more completely described below, the pro forma unaudited combined condensed financial information is intended to illustrate certain financial effects of the proposed merger and does not indicate or reflect the actual financial condition or results of operations of Heritage, Presidio or the combined entity as of any date or for any period.

Selected Historical Financial Information of Heritage

The following table summarizes consolidated financial results of Heritage for the periods and at the dates indicated and should be read in conjunction with Heritage’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Heritage has previously filed with the SEC. Historical financial information for Heritage can be found in its Quarterly Report on Form 10-Q for the period ended March 31, 2019 and Annual Report on Form 10-K for the year ended December 31, 2018. See the section entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” on page 193 for instructions on how to obtain the information that has been incorporated by reference. You should not assume the results of operations for past periods indicate results for any future period.

Selected Financial Data

	Heritage Commerce Corp

	Unaudited At and For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Dollars in thousands, except share and per share amounts)
INCOME STATEMENT DATA:
Interest income	$33,449	$27,877	$129,845	$106,911	$94,431	$78,743	$59,256
Interest expense	2,407	1,529	7,822	5,387	3,211	2,422	2,153

Net interest income before provision for loan losses	31,042	26,348	122,023	101,524	91,220	76,321	57,103
Provision (credit) for loan losses	(1,061)	506	7,421	99	1,237	32	(338)

Net interest income after provision for loan losses	32,103	25,842	114,602	101,425	89,983	76,289	57,441
Noninterest income	2,468	2,195	9,574	9,612	11,625	8,985	7,746
Noninterest expense	17,918	15,990	75,521	60,738	57,639	58,673	44,222

Income before income taxes	16,653	12,047	48,655	50,299	43,969	26,601	20,965
Income tax expense	4,507	3,238	13,324	26,471	16,588	10,104	7,538

Net income	12,146	8,809	35,331	23,828	27,381	16,497	13,427
Dividends and discount accretion on preferred stock	—	—	—	—	(1,512)	(1,792)	(1,008)
Net income available to common shareholders	12,146	8,809	35,331	23,828	25,869	14,705	12,419
Less: undistributed earnings allocated to Series C Preferred Stock	—	—	—	—	(1,278)	(912)	(1,342)

Distributed and undistributed earnings allocated to common shareholders	$12,146	$8,809	$35,331	$23,828	$24,591	$13,793	$11,077

	Unaudited At and For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Dollars in thousands, except share and per share amounts)

PER COMMON SHARE DATA:
Basic net income(1)	$0.28	$0.23	$0.85	$0.63	$0.72	$0.48	$0.42
Diluted net income(2)	$0.28	$0.23	$0.84	$0.62	$0.72	$0.48	$0.42
Book value per common share(3)	$8.74	$7.08	$8.49	$7.10	$6.85	$7.03	$6.22
Tangible book value per common share(4)	$6.54	$5.75	$6.28	$5.76	$5.46	$5.35	$5.60
Pro forma book value per common share assuming Series C Preferred Stock was converted into common stock(5)	$—	$—	$—	$—	$—	$6.51	$5.74
Pro forma tangible book value per share, assuming Series C Preferred Stock was converted into common stock(6)	$—	$—	$—	$—	$—	$5.07	$5.23
Dividend payout ratio(7)	42.78%	47.75%	52.26%	63.95%	49.77%	65.09%	42.88%
Weighted average number of shares outstanding—basic	43,108,208	38,240,495	41,469,211	38,095,250	33,933,806	28,567,213	26,390,615
Weighted average number of shares outstanding—diluted	43,670,341	38,814,722	42,182,939	38,610,815	34,219,121	28,786,078	26,526,282
Common shares outstanding at period end	43,323,753	38,269,789	43,288,750	38,200,883	37,941,007	32,113,479	26,503,505
Pro forma common shares outstanding at period end, assuming Series C Preferred Stock was converted into common stock(8)	—	—	—	—	—	37,714,479	32,104,505

BALANCE SHEET DATA:
Securities (available-for sale and held-to-maturity)	$819,544	$740,040	$836,241	$790,193	$630,599	$494,390	$301,697
Net loans	$1,821,000	$1,571,062	$1,858,557	$1,563,009	$1,483,518	$1,339,790	$1,070,264
Allowance for loan losses	$27,318	$20,139	$27,848	$19,658	$19,089	$18,926	$18,379
Goodwill and other intangible assets	$95,207	$51,012	$95,760	$51,253	$52,614	$54,182	$16,320
Total assets	$3,115,877	$2,785,548	$3,096,562	$2,843,452	$2,570,880	$2,361,579	$1,617,103
Total deposits	$2,640,244	$2,422,192	$2,637,532	$2,482,989	$2,262,140	$2,062,775	$1,388,386
Subordinated debt, net of issuance costs	$39,414	$39,229	$39,369	$39,183	$—	$—	$—
Short-term borrowings	$—	$—	$—	$—	$—	$3,000	$—
Series C Preferred Stock	$—	$—	$—	$—	$19,519	$19,519	$19,519
Total shareholders’ equity	$378,516	$270,991	$367,466	$271,239	$259,850	$245,436	$184,358

SELECTED PERFORMANCE RATIOS:(9)
Annualized return on average assets	1.58%	1.29%	1.16%	0.86%	1.13%	0.86%	0.88%
Annualized return on average tangible assets	1.63%	1.31%	1.19%	0.88%	1.15%	0.88%	0.88%
Annualized return on average equity	13.28%	13.22%	10.79%	8.86%	10.71%	8.04%	7.44%
Annualized return on average tangible equity	17.90%	16.30%	14.41%	10.98%	13.55%	9.41%	7.60%
Net interest margin (fully tax equivalent)	4.38%	4.13%	4.31%	3.99%	4.12%	4.41%	4.10%
Efficiency ratio(10)	53.47%	56.02%	57.39%	54.65%	56.04%	68.78%	68.19%
Average net loans (excludes loans held-for-sale) as a percentage of average deposits	68.47%	64.28%	67.35%	62.65%	66.25%	70.82%	74.54%
Average total shareholders’ equity as a percentage of average total assets	11.92%	9.77%	10.72%	9.76%	10.54%	10.73%	11.85%

	Unaudited At and For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Dollars in thousands, except share and per share amounts)

SELECTED ASSET QUALITY DATA:(11)
Annualized net charge-offs (recoveries) to average loans	(0.12)%	0.01%	(0.04)%	(0.03)%	0.08%	(0.04)%	0.05%
Allowance for loan losses to total loans	1.48%	1.27%	1.48%	1.24%	1.27%	1.39%	1.69%
Nonperforming loans to total loans	0.94%	0.24%	0.79%	0.16%	0.20%	0.47%	0.54%
Nonperforming assets	$17,315	$3,795	$14,887	$2,485	$3,288	$6,742	$6,551

HERITAGE COMMERCE CORP CAPITAL RATIOS:
Total risk-based	15.6%	14.7%	15.0%	14.4%	12.5%	12.5%	13.9%
Tier 1 risk-based	12.6%	11.7%	12.0%	11.4%	11.5%	11.4%	12.6%
Common equity Tier 1 risk-based capital	12.6%	11.7%	12.0%	11.4%	11.5%	10.4%	N/A
Leverage	9.5%	8.6%	8.9%	8.0%	8.5%	8.6%	10.6%

Notes:

(1)	Represents distributed and undistributed earnings allocated to common shareholders, divided by the average number of shares of common stock outstanding for the respective period.
(2)

Represents distributed and undistributed earnings allocated to common shareholders, divided by the average number of shares of common stock and common stock equivalents outstanding for the respective period.

(3)	Represents shareholders’ equity minus any preferred stock divided by the number of shares of common stock outstanding.
(4)	Represents shareholders’ equity minus any preferred stock, minus goodwill and other intangible assets divided by the number of shares of common stock outstanding.
(5)

Represents shareholders’ equity minus preferred stock divided by the number of shares of common stock outstanding at December 31, 2015 and 2014, assuming 21,004 shares of Series C Preferred Stock were converted into 5,601,000 shares of common stock.

(6)

Represents shareholders’ equity minus preferred stock, minus goodwill and other intangible assets divided by the number of shares of common stock outstanding at December 31, 2015 and 2014, assuming 21,004 shares of Series C Preferred Stock were converted into 5,601,000 shares of common stock.

(7)	Percentage is calculated based on dividends paid on common stock and Series C Preferred Stock for December 31, 2016, 2015, and 2014 (on an as converted basis) divided by net income.
(8)	Assumes 21,004 shares of Series C Preferred Stock were converted into 5,601,000 shares of common stock at December 31, 2015 and 2014.
(9)	Average balances used in this table are based on daily averages.
(10)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income before provision for loan losses and noninterest income.
(11)	Average loans and total loans exclude loans held-for-sale.

Selected Historical Financial Information of Presidio

The following table summarizes consolidated financial results of Presidio for the periods and at the dates indicated and should be read in conjunction with “Presido Bank Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 148 and with Presidio’s consolidated financial statements and the notes to the consolidated financial statements contained in this joint proxy statement/prospectus. You should not assume the results of operations for past periods indicate results for any future period.

Selected Financial Data

	Presidio Bank

	Unaudited At or for the Three Months Ended March 31,		At or For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Interest income	$10,495	$8,570	$37,801	$30,799	$25,993	$21,583	$19,719
Interest expense	985	487	2,758	1,819	1,775	1,663	1,010

Net interest income before provision for loan losses	9,510	8,083	35,043	28,980	24,218	19,920	18,709
Provision for loan losses	24	159	273	298	567	1,129	301

Net interest income after provision for loan losses	9,486	7,924	34,770	28,682	23,651	18,791	18,408
Noninterest income	311	320	1,221	948	698	701	701
Noninterest expense	5,625	5,208	20,268	18,294	16,931	15,327	13,729

Income before income taxes	4,172	3,036	15,723	11,336	7,418	4,165	5,380
Income tax expense	1,113	811	3,894	5,859	2,941	1,623	2,234

Net income	3,059	2,225	11,829	5,477	4,477	2,542	3,146
Dividends and discount accretion on preferred stock	—	—	—	—	—	475	414

Net income available to common shareholders	$3,059	$2,225	$11,829	$5,477	$4,477	$2,067	$2,732

PER COMMON SHARE DATA:
Basic net income(1)	$0.49	$0.36	$1.92	$0.91	$0.78	$0.43	$0.65
Diluted net income(2)	$0.47	$0.34	$1.82	$0.87	$0.75	$0.41	$0.63
Book value per common share	$14.67	$12.68	$14.21	$12.29	$11.31	$10.51	$9.74
Weighted average number of shares outstanding—basic	6,197,554	6,024,617	6,092,499	5,978,592	5,747,735	4,772,540	4,177,784
Weighted average number of shares outstanding—diluted	6,473,002	6,398,358	6,432,496	6,259,101	5,947,351	5,022,218	4,364,838
Shares outstanding at period end	6,311,370	6,114,564	6,236,001	6,084,059	5,957,265	5,476,695	4,203,391

BALANCE SHEET DATA:
Securities (available-for sale and held-to-maturity)	$51,339	$7,144	$53,038	$7,670	$9,033	$11,258	$11,305
Net loans	$697,651	$642,669	$703,500	$619,116	$565,912	$517,514	$410,569
Allowance for loan losses	$7,463	$7,325	$7,439	$7,166	$6,868	$6,301	$5,172
Total assets	$906,059	$849,928	$862,435	$793,858	$747,503	$654,267	$542,753
Total deposits	$793,706	$758,185	$758,718	$704,154	$663,484	$579,351	$481,692
Subordinated debt	$9,760	$9,716	$9,749	$9,705	$9,662	$9,618	$10,000
Short-term borrowings	$115	$343	$116	$469	$183	$273	$360
Total shareholders’ equity	$92,619	$77,218	$88,660	$74,762	$67,362	$57,553	$47,817

SELECTED PERFORMANCE RATIOS:(3)
Return on average assets	1.44%	1.14%	1.41%	0.75%	0.66%	0.43%	0.64%
Return on average equity	13.58%	11.78%	14.44%	7.67%	7.04%	4.25%	7.07%
Net interest margin (fully tax equivalent)	4.64%	4.27%	4.34%	4.05%	3.63%	3.48%	3.88%
Efficiency ratio(4)	57.3%	62.1%	56.2%	61.7%	68.0%	74.7%	70.7%
Average gross loans (excludes loans held-for-sale) as a percentage of average deposits	94.66%	90.32%	88.79%	91.51%	89.71%	86.32%	92.06%
Average total shareholders’ equity as a percentage of average total assets	10.57%	9.64%	9.77%	9.78%	9.30%	9.25%	9.45%

	Unaudited At or for the Three Months Ended March 31,		At or For the Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(Dollars in thousands, except per share data)

SELECTED ASSET QUALITY DATA:
Annualized net charge-offs to average loans	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans	1.06%	1.13%	1.05%	1.14%	1.20%	1.20%	1.24%
Nonperforming loans to total loans plus nonaccrual loans—loans held-for-sale	0.53%	0.00%	0.53%	0.00%	0.18%	0.23%	0.32%
Nonperforming assets	$3,746	$—	$3,746	$—	$1,055	$1,213	$1,331

CAPITAL RATIOS:
Total risk-based	12.5%	11.7%	12.1%	12.1%	12.7%	12.2%	13.3%
Tier 1 risk-based	10.5%	9.5%	10.0%	9.8%	10.1%	9.4%	10.0%
Common equity Tier 1 risk-based	10.5%	9.5%	10.0%	9.8%	10.1%	9.4%	N/A %
Leverage	10.7%	9.7%	10.3%	9.7%	9.1%	9.0%	8.8%

Notes:

(1)	Represents earnings allocated to common shareholders, divided by the average number of shares of common stock outstanding for the respective period and adjusted for participating securities.
(2)

Represents earnings allocated to common shareholders, divided by the average number of shares of common stock and common stock-equivalents outstanding for the respective period and adjusted for participating securities.

(3)	Average balances used in this table are based on daily averages.
(4)	The efficiency ratio is calculated by dividing noninterest expenses by the sum of net interest income before provision for loan losses and noninterest income.

Selected Unaudited Pro Forma Combined Financial Information

The following table presents certain unaudited pro forma combined condensed financial information for Heritage and Presidio after giving effect to the merger and after giving effect to the pro forma adjustments discussed in the notes to the unaudited pro forma combined condensed financial statements included herein. This pro forma financial information further assumes that the merger is accounted for using the acquisition method of accounting and reflects Heritage’s current accounting estimates, with Heritage being considered the acquirer. This pro forma financial information is also prepared using audited historical financial information of Heritage and Presidio. See “The Merger—Accounting Treatment” on page 111.

The pro forma earnings data for the three months ended March 31, 2019 and the year ended December 31, 2018 set forth in the table below assumes the merger became effective on January 1, 2018, while the balance sheet data as of March 31, 2019 assumes the merger became effective on March 31, 2019. The unaudited pro forma combined condensed financial information includes adjustments to record the assets and liabilities of Presidio at their estimated fair values and is subject to further adjustment as of the date the merger is completed and as additional information becomes available and additional analyses are performed. The pro forma allocation of purchase price reflected in the selected unaudited pro forma combined condensed financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma combined condensed financial information, which are described in those notes, are preliminary and may be revised. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results the combined company would have realized had the impact of possible revenue enhancements, expense efficiencies, transaction related expenses and asset dispositions, among other factors, been considered.

The information presented below should be read together with the historical consolidated financial statements of Heritage and Presidio, including the related notes, incorporated by reference into or appearing elsewhere in this joint proxy statement/prospectus. See “Where You Can Find Additional Information,” “Incorporation of Certain Documents by Reference” on page 193, and “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 138. The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	For the Three Months Ended March 31, 2019	For the Year Ended December 31, 2018
	(Dollars in thousands)	(Dollars in thousands)
Pro Forma Combined Condensed Income Statement Data:
Interest income	$44,583	$169,608
Interest expense	3,322	10,317

Net interest income before recapture of provision for loan losses	41,261	159,291
Provision (credit)) for loan losses	(1,037)	7,694

Net interest income after provision for loan losses	42,298	151,597
Noninterest income	2,779	10,795
Noninterest expense	24,178	98,079

Income before income taxes	20,899	64,313
Income tax expense	5,640	17,200

Net income	$15,259	$47,113

Pro Forma Combined Per Common Share Data:
Basic earnings per share	$0.26	$0.82
Diluted earnings per share	$0.26	$0.81
Cash dividends declared per common share	$0.12	$0.44

	For the Three Months Ended March 31, 2019	For the Year Ended December 31, 2018
	(Dollars in thousands)	(Dollars in thousands)
Presidio Bank Condensed Income Statement Data:
Interest income	$10,495	$37,801
Interest expense	985	2,758

Net interest income before recapture of provision for loan losses	9,510	35,043
Provision for loan losses	24	273

Net interest income after provision for loan losses	9,486	34,770
Noninterest income	311	1,221
Noninterest expense	5,625	20,268

Income before income taxes	4,172	15,723
Income tax expense	1,113	3,894

Net income	$3,059	$11,829

Presidio Bank Per Common Share Data:
Basic earnings per share	$0.49	$1.92
Diluted earnings per share	$0.47	$1.82
Cash dividends declared per common share	$—	$—

For the Three Months Ended March 31, 2019
(Dollars in thousands)
Pro Forma Combined Condensed Balance Sheet Data:
Investment securities	$870,883
Net loans	$2,512,561
Total assets	$4,131,121
Total deposits	$3,433,934
Total shareholders’ equity	$578,804

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Heritage common stock trades on the NASDAQ Global Select Market under the symbol “HTBK.” Presidio common stock is quoted on the OTC Bulletin Board under the symbol “PDOB.” Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The OTC Bulletin Board is an electronic, screen-based market which imposes considerably less stringent listing standards than the NASDAQ Global Select Market. Presidio has never paid dividends to its common shareholders.

As of the record date, there were 6,330,708 shares of Presidio’s common stock held by approximately 151 shareholders of record.

As of the record date, there were 43,498,406 shares of Heritage common stock held by approximately 793 shareholders of record.

The table below sets forth the closing sale prices per share of Heritage common stock and Presidio common stock on May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, and on July 12, 2019 (the most recent day for which information was available prior to the printing and mailing of this joint proxy statement/prospectus). The following table also includes the equivalent market value of the merger consideration per share of Presidio common stock on May 16, 2019 and July 12, 2019.

	Heritage Commerce Corp	Presidio Bank	Equivalent Market Value Per Share of Presidio Bank
May 16, 2019(1)	$12.22	$25.30	$30.18	*
July 12, 2019(2)	$12.22	$29.29	$30.18	*

*

Equal to the product of the per share exchange ratio of 2.47 and the Heritage common stock price of $12.22 as of May 16, 2019 and as of July 12, 2019, as applicable. Assumes the value of Heritage common stock is $12.22 per share, which was the actual closing price of Heritage common stock on both May 16, 2019 and July 12, 2019.

(1)	The last reported trade of Presidio common stock on the OTC Bulletin Board market before the public announcement of the merger was on May 16, 2019 at a closing sales price of $25.30 per share.
(2)

The last reported trade of Presidio common stock on the OTC Bulletin Board market before the date of this joint proxy statement/prospectus was on July 12, 2019 at a closing sales price of $29.29 per share.

COMPARATIVE PER SHARE DATA

We present below for Heritage and Presidio historical, unaudited pro forma combined condensed and unaudited pro forma equivalent per share financial information as of and for the three months ended March 31, 2019 and the year ended December 31, 2018. You should read the information below together with the financial statements and related notes of Heritage and Presidio that are incorporated by reference into this joint proxy statement/prospectus and with the pro forma financial information included under “Unaudited Pro Forma Combined Condensed Financial Statements” beginning on page 138.

Comparative Per Share Information

	For the Three Months Ended March 31, 2019		For the Year Ended December 31, 2018
	Heritage	Presidio	Heritage	Presidio
Income per common share:
Basic:
Historical	$0.28	$0.49	$0.85	$1.92
Pro Forma Combined / Presidio Pro Forma Equivalent(1)(2)	$0.26	$0.64	$0.82	$2.03
Diluted:
Historical	$0.28	$0.47	$0.84	$1.82
Pro Forma Combined / Presidio Pro Forma Equivalent(2)(3)	$0.26	$0.64	$0.81	$2.00
Book Value Per Share:
Historical	$8.74	$14.67	$8.49	$14.21
Pro Forma Combined / Presidio Pro Forma Equivalent(2)(4)	$9.82	$24.25	N/A	N/A
Dividend Per Share:
Historical	$0.12	N/A	$0.44	N/A
Pro Forma Combined / Presidio Pro Forma Equivalent(2)	$0.12	$0.30	$0.44	$1.09

(1)	The Heritage pro forma combined values were calculated by dividing pro forma combined net income by pro forma equivalent weighted average basic shares.
(2)	The Presidio pro forma equivalent per share amounts are calculated by multiplying the Heritage pro forma combined per common share amounts by the merger per share exchange ratio of 2.47.
(3)	The Heritage pro forma combined values were calculated by dividing pro forma combined net income by pro forma combined equivalent weighted average diluted shares.
(4)	The Heritage pro forma combined values were calculated by dividing total pro forma combined shareholders’ equity by pro forma combined common shares outstanding as of the period end.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Caution Regarding Forward-Looking Statements,” you should carefully consider the following risks relating to the merger before deciding how to vote at the Heritage meeting or Presidio meeting. You should also consider the risks relating to the business of Heritage because these risks will also affect the combined company. The risks relating to the business of Heritage can be found in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended or updated by any subsequent documents filed with the Securities and Exchange Commission, which are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” on page 193.

Because the market price of Heritage and Presidio common stock will fluctuate and the per share exchange ratio will not adjust for such changes, Presidio shareholders cannot be sure of the market value of the Heritage common stock that they will receive in the merger.

Upon completion of the merger, each outstanding share of Presidio common stock will be converted into 2.47 shares of Heritage common stock, with cash being paid in lieu of the issuance of fractional shares. The per share exchange ratio will not be adjusted for changes in the market price of Heritage common stock or Presidio common stock, whether such changes in market price result from an improvement or decline in the financial condition or operating results of either company, general market and economic conditions, regulatory considerations, the timing of the merger or other factors. Changes in the price of Heritage common stock prior to the merger will therefore affect the value that Heritage will pay through the issuance of Heritage common stock, and that Presidio common shareholders will receive in the merger. For example, based on the range of closing prices of Heritage common stock during the period from May 16, 2019, the day of, and immediately prior to, public announcement of the merger, through July 12, 2019, (the most recent day for which information was available prior to the printing and mailing of this proxy statement/prospectus) the per share exchange ratio represented a value ranging from a high of $30.38 to a low of $29.42 for each share of Presidio common stock. Neither of us is permitted to terminate the merger agreement or resolicit the vote of our respective shareholders solely because of changes in the market price of the common stock of Heritage or Presidio.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated, cannot be met or may have a material adverse effect on the combined company following the merger.

Before the merger may be completed, we must obtain various approvals or consents from bank regulatory authorities, including the Federal Reserve and the DBO. These approvals or consents require consideration by the bank regulatory authorities of various factors, including assessments of the managerial and financial resources and future prospects of the resulting institution and the competitive effect of the contemplated transactions. The Community Reinvestment Act of 1977, as amended, referred to as the CRA, also requires that the bank regulatory authorities, in deciding whether to approve the merger, assess the records of performance of HBC and Presidio in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. A less than satisfactory CRA rating could delay or block the consummation of the merger.

HBC received a composite rating of “satisfactory” at its most recent CRA performance evaluation, and Presidio received a composite rating of “outstanding” at its most recent CRA performance evaluation. HBC and Presidio also believe that the merger will facilitate the enhancement of the combined company’s performance under the CRA guidelines as HBC offers a broader range of services and products that will enhance the lending, investment and service offerings of Presidio’s customers particularly for low to moderate income businesses and individuals. Additionally, the combined company will gain efficiencies that will allow, among other factors, for more investment in alternative delivery channels such as mobile banking, ATMs, and call centers. Although HBC and Presidio believe that the merger meets the requirements of the CRA, there is no assurance that bank regulatory authorities will approve the merger or will approve the merger without imposing conditions on the completion of the merger or requiring changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the growth, revenues or other aspects of the business of the combined company following the merger. In addition, as part of the review process under the CRA, it is not unusual for the bank regulatory authorities to receive protests and other adverse comments from community groups and others. Any such protests or adverse comments could prolong the period during which the merger is subject to review by the bank regulatory authorities.

There can be no assurance as to whether the regulatory approvals or consents will be received, the timing of those approvals and consents, or whether any conditions will be imposed. The merger agreement contains a condition to the obligation of each of Heritage and Presidio to close the merger that the required regulatory approvals and consents generally do not require any action, condition or restriction that would reasonably expected to materially reduce the economic benefits of the merger to Heritage and Presidio to such a degree that they would not have entered into the merger agreement had such conditions, restrictions or requirements been known as of the date of the merger agreement (a “burdensome condition”). See “The Merger—Regulatory Approvals Required for the Merger” on beginning page 109 for more information. Accordingly, if we do not receive the required regulatory approvals and consents, or of such approvals and consents contain any such burdensome condition, the merger agreement may be terminated and the merger may not be completed.

We will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have a material adverse effect on both Heritage and Presidio. These uncertainties may impair our ability to attract or motivate key personnel until the merger is completed and could cause customers, vendors and others that deal with us to seek to change existing business relationships with either of us. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, the combined company’s business following the merger could be negatively affected. In addition, the merger agreement restricts each of us from taking specified actions until the merger occurs, without the consent of the other. These restrictions may prevent each company from pursuing attractive business opportunities that may arise prior to the completion of the merger.

The merger may distract management of Heritage, HBC and Presidio from their other responsibilities.

The merger could cause the management of Heritage, HBC and Presidio to focus their time and energies on matters related to the merger that otherwise would be directed to their respective businesses and operations. Any such distraction on the part of management, if significant, could affect the ability of Heritage, HBC and Presidio to service existing business and develop new business and may adversely affect their businesses and earnings.

Combining the two companies may be more difficult, costly or time-consuming than expected.

HBC and Presidio have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend, in part, on our ability to successfully combine the businesses of HBC and Presidio upon the completion of the merger. It is possible that the integration process could result in:

•	the loss of key employees,

•	the disruption of each company’s ongoing businesses, or

•

inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

The loss of key employees could adversely affect the ability of HBC, Presidio and/or the combined company to successfully conduct businesses in the markets in which HBC and Presidio now operate, which could have a material adverse effect on their financial results and the value of Heritage common stock and Presidio common stock. In addition, if the combined company experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause HBC, Presidio and/or the combined company to lose customers or cause customers to remove their accounts from HBC, Presidio and/or the combined company and move their business to competing financial institutions. These integration matters could have a material adverse effect on each of HBC and Presidio during this transition period and for an undetermined period after consummation of the merger.

The combined company may fail to realize cost savings for the merger.

Although Heritage, HBC and Presidio expect to realize cost savings from the merger when fully phased in, it is possible that these potential cost savings may not be realized fully or realized at all, or may take longer to realize than expected. For example, future business developments may require the combined company to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. Cost savings also depend on the combined company’s ability to combine the businesses of HBC and Presidio in a manner that permits those costs savings to be realized. If the combined company is not able to combine the two companies successfully, these anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected. This in turn could reduce or otherwise adversely affect the profitability of the combined company and adversely affect its stock price.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to close. Those conditions include the receipt of Heritage shareholder approval and Presidio shareholder approval, the receipt of all required regulatory approvals, the continued accuracy of representations and warranties by both parties and the performance by both parties of covenants and agreements, and the absence of a material adverse effect on Heritage or Presidio since the date of the merger agreement. See “The Merger Agreement—Conditions to Each Party’s Obligations” for a more complete discussion of the conditions to consummation of the merger. Heritage may choose to terminate the merger agreement if Presidio makes a change in recommendation or materially breaches its non-solicitation covenants under the merger agreement, and Presidio may elect to terminate the merger agreement to enter into a definitive agreement for a superior acquisition proposal if specified procedures are followed. See “The Merger Agreement—Termination” on page 132 for a more complete discussion of the circumstances under which the merger agreement could be terminated. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

Failure to complete the merger could negatively affect the market price of Heritage and Presidio common stock and result in other adverse consequences.

If the merger is not completed for any reason, each of Heritage, HBC and Presidio will be subject to a number of material risks, including the following:

•

the market price of Heritage common stock and Presidio common stock may decline to the extent that the current market prices of its shares reflect a market assumption that the merger will be completed;

•

costs relating to the merger, such as legal, accounting and financial advisory fees, and, in specified circumstances, termination fees, must be paid even if the merger is not completed and its anticipated benefits not realized;

•

the diversion of management’s attention from the day-to-day business operations or pursuit of other strategic opportunities and the potential disruption to its employees and business relationships during the period before the completion of the merger may make it difficult to regain financial and market positions if the merger does not occur;

•

if the Presidio board of directors seeks another merger or business combination, holders of the Presidio common stock cannot be certain that Presidio will be able to find a party willing to pay an equivalent or greater consideration than that which it is expected to receive in the merger; and

•	if a termination of the merger agreement triggers payment by Presidio of a termination fee, this could have a material adverse effect on Presidio’s financial position.

For further information on the closing conditions and the termination provisions of the merger agreement. See “The Merger Agreement—Termination” on page 132 and “The Merger Agreement—Conditions to Each Party’s Obligations” on page 130.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Presidio.

Until the completion of the merger, with certain exceptions, Presidio is prohibited from initiating, soliciting, encouraging or knowingly facilitating any inquiries with respect to an acquisition proposal, such as a merger, business combination or similar transaction, with any person or entity other than Heritage. In addition, Presidio has agreed to pay a termination fee of $8,000,000 to Heritage if Presidio terminates the merger agreement to, among other things, enter into a definitive agreement relating to a superior proposal or if Heritage terminates the merger agreement because, among other things, the Presidio board of directors fails to recommend the merger or makes a change in its recommendation of the merger, or fails to comply with the provisions of the merger agreement prohibiting solicitation of other acquisition proposals. These provisions could discourage other companies from trying to acquire Presidio even though such other companies might be willing to offer greater value to Presidio shareholders than offered in the merger agreement. The payment of the termination fee also could have a material adverse effect on the financial condition of Presidio.

The unaudited pro forma combined condensed financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition or results of operations of the combined company after the merger may differ materially.

The unaudited pro forma combined condensed financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial information reflects adjustments, which are based upon preliminary estimates, to record the identifiable Presidio assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The pro forma allocation of purchase price reflected in the selected unaudited pro forma combined condensed financial information is preliminary, subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. The final allocation of the purchase price will be based upon the value of Heritage common stock issuable in the merger, and the fair value of the assets and liabilities of Presidio, as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

Impairment of goodwill resulting from the merger may adversely affect our results of operations.

Goodwill and other intangible assets are expected to increase substantially as a result of the merger. Based on Heritage’s preliminary purchase price allocation, goodwill of approximately $99.9 million and core deposits intangibles of $18.3 million are currently expected to be recorded by Heritage as a result of the merger. The actual amount of goodwill and core deposits intangibles recorded may be materially different and will depend on a number of factors, including changes in the net assets acquired and changes in the fair values of the net assets acquired. See “Unaudited Pro Forma Combined Condensed Financial Statements.” Potential impairment of goodwill and amortization of other intangible assets could adversely affect each of our financial condition and results of operations. Heritage assesses its goodwill and other intangible assets and long-lived assets for impairment annually and more frequently when required by generally accepted accounting principles. Heritage is required to record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values. Heritage’s assessment of goodwill, other intangible assets, or long-lived assets could indicate that an impairment of the carrying value of such assets may have occurred or may occur in a future accounting period, in each case, that could result in a material, non-cash write-down of such assets, which could have a material adverse effect on our results of operations and future earnings.

The market price of Heritage common stock after the merger may be affected by factors different from those affecting the shares of Presidio or Heritage currently.

Upon completion of the merger, holders of Presidio common stock will become holders of Heritage common stock. Heritage’s business differs in certain respects from that of Presidio, and, accordingly, the results of operations of the combined company and the market price of Heritage common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Heritage and Presidio. For a discussion of the businesses of Heritage and Presidio and of some important factors to consider in connection with those businesses, see the information provided under “Information about the Companies—Heritage Commerce Corp and Heritage Bank of Commerce” on page 146, “Information about the Companies—Presidio Bank” on page 147 and documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Incorporation of Certain Documents by Reference” on page 193.

Sales of substantial amounts of Heritage common stock in the open market by former Presidio shareholders could depress Heritage’s stock price.

Shares of Heritage common stock that are issued to Presidio shareholders in the merger (other than Presidio shareholders who are affiliates of HBC after the merger) will be freely tradable without restrictions or further registration under the Securities Act. As of the close of business on July 12, 2019 (the most recent day for which information was available prior to the printing and mailing of this joint proxy statement/prospectus), Heritage had approximately 43,498,406 shares of common stock outstanding. Based on the number of Presidio common shares and Presidio restricted stock units outstanding as of the date of the merger agreement, Heritage currently expects to issue approximately 15,659,180 million shares of its common stock in connection with the merger. Because of the significantly enhanced liquidity of Heritage common stock as compared to Presidio common shares on account of the greater public float and trading volume of Heritage common stock relative to Presidio common shares, if the merger is completed, Presidio’s former shareholders may sell substantial amounts of Heritage common stock in the public market following completion of the merger. Any such sales may cause the market price of Heritage common stock to decline. These sales might also make it more difficult for Heritage to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The shares of Heritage common stock to be received by holders of Presidio common stock will have different rights from the shares of Presidio common stock.

Upon completion of the merger, Presidio shareholders will become Heritage shareholders and their rights as shareholders will be governed by the articles of incorporation and bylaws of Heritage. The rights associated with Presidio common stock are different from the rights associated with Heritage common stock. See “Comparison of Rights of Shareholders of Heritage and Presidio” for more information.

Holders of Heritage and Presidio common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of Heritage common stock and Presidio common stock currently have the right to vote in the election of the board of directors and on other matters affecting Heritage and Presidio, respectively. Upon the completion of the merger, each Presidio shareholder who receives shares of Heritage common stock will become a shareholder of Heritage with a percentage ownership of Heritage that is smaller than the shareholder’s percentage ownership of Presidio. In the aggregate, Heritage current shareholders and Presidio current shareholders are expected to own approximately 73.5% and 26.5%, respectively, of the outstanding shares of Heritage common stock when the merger is completed. As a result, Presidio common shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Presidio and current Heritage shareholders may have less influence on the combined company than they now have on the management and policies of Heritage.

Presidio directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of the shareholders Presidio.

Presidio’s executive officers and directors have interests in the merger that are different from, or in addition to, the interests of Presidio shareholders generally. Such interests include the following:

•

many of Presidio’s executive officers and directors have unvested restricted stock and restricted stock units that will be accelerated and vest in full on the completion of the merger and be converted into, and be exchanged for, the merger consideration;

•

Presidio directors and executive officers have Presidio stock options that will accelerate vesting in full on the completion of the merger and be assumed by Heritage and adjusted for the merger consideration;

•

Presidio’s executive officers are participants in plans and party to agreements that provide for severance payments and other benefits upon a qualifying termination of employment within 12 months following a change in control of Presidio;

•	Certain Presidio executive officers will receive change of control payments provided by agreements with Presidio even though they will continue as employees of HBC;

•

Presidio executive officers have supplemental executive retirement agreements which will in some cases be assumed by Heritage and in other cases paid out in accordance with their terms on the change of control;

•

Robertson Clay Jones, the President of Presidio, and Karol Watson, the Chief Operations Officer of Presidio, have entered into employment arrangements with Heritage and HBC that will become effective on the effective date of the merger;

•

upon the consummation of the merger Stephen Heitel, the Chief Executive Officer of Presidio, and Bruce H. Cabral and Marina H. Park, both current members of the Presidio board of directors, will be appointed to the boards of directors of Heritage and HBC; and

•	Presidio’s directors and executive officers are entitled to continued indemnification and insurance coverage following the closing of the merger.

These interests are described in more detail under the section entitled “The Merger—Interests of Presidio Directors and Executive Officers in the Merger” on page 96.

Litigation may be filed against the board of directors of Heritage or Presidio that could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, it is possible that Heritage shareholders or Presidio shareholders may file putative class action lawsuits against the board of directors of Heritage or Presidio. Among other remedies, these shareholders could seek to enjoin the merger. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, such potential lawsuits could prevent or delay completion of the merger and result in substantial costs to Heritage and Presidio, including any costs associated with indemnification obligations of Heritage or Presidio. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations, cash flows and market price.

The fairness opinion received by the Heritage board of directors from Davidson and the fairness opinion received by the Presidio board of directors from Sandler have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the date of the opinions.

The fairness opinions of Davidson and Sandler were delivered to the parties’ respective board of directors on May 16, 2019. Changes in the operations and prospects of Heritage or Presidio, general market and economic conditions and other factors which may be beyond the control of Heritage and Presidio may have altered the value of Heritage or Presidio or the sale prices of shares of Heritage common stock and Presidio common stock as of the date of this joint proxy statement/prospectus, or may alter such values and sale prices by the time the merger is completed. The opinions from Davidson and Sandler, each dated May 16, 2019, do not speak as of any date other than the dates of those opinions. For a description of the opinions that Heritage and Presidio received from their respective financial advisors, see “The Merger—Opinions of Presidio’s and Heritage’s Respective Financial Advisors” beginning on page 68. For a description of the other factors considered by the Heritage board of directors in determining to approve the merger, see “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors” beginning on page 65. For a description of the other factors considered by the Presidio board of directors in determining to approve the merger, see “The Merger—Presidio’s Reasons for the Merger; Recommendation of the Merger by the Presidio Board of Directors” beginning on page 63.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, with respect to Heritage, HBC, Presidio and the combined company. These statements may be made directly in this joint proxy statement/prospectus or they may be made a part of this joint proxy statement/prospectus by appearing in other documents filed with the Securities and Exchange Commission by Heritage and incorporated herein by reference. These statements include statements regarding the period following completion of the merger.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “should,” “plans,” “may,” “intend,” “projects,” “possibility,” “aims,” “target,” “objective,” “goal,” “seek” and words and terms of similar substance used in connection with any discussion of future operating or financial performance of Heritage, HBC, Presidio, the combined company or the merger help identify forward-looking statements. All of these forward-looking statements are Heritage’s or Presidio’s management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 34, the following risks related to the businesses of Heritage, HBC and Presidio, among others, could cause Heritage’s, HBC’s or Presidio’s actual results or those of the combined company to differ materially from those described in the forward-looking statements:

•

local, regional, national and international economic and market conditions and events and the impact they may have on Heritage, Presidio, HBC or the combined company, or any of their respective customers, assets and liabilities;

•	Heritage, Presidio, HBC and the combined company’s ability to attract deposits and other sources of funding or liquidity;

•

supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where HBC or Presidio lend, including both residential and commercial real estate;

•	a prolonged slowdown or decline in real estate construction, sales or leasing activities;

•	changes in the financial performance and/or condition of borrowers, depositors, or key vendors or counterparties;

•	changes in levels of delinquent loans, nonperforming assets, allowance for loan losses and charge-offs;

•

the costs or effects of mergers, acquisitions or dispositions we may make, including the pending merger, whether we are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or our ability to realize the contemplated financial or business benefits including cost savings and synergies associated with any such mergers, acquisitions or dispositions;

•

the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, bank capital levels, consumer, commercial or secured lending, securities and securities trading and hedging, compliance, fair lending, employment, executive compensation, insurance, vendor management and information security) with which Heritage, HBC and Presidio must comply or believe we should comply;

•

changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including changes in the Basel Committee framework establishing capital standards for credit, operations and market risk;

•	the accuracy of the assumptions and estimates and the absence of technical error in implementation or calibration of models used to estimate the fair value of financial instruments;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in government interest rates or monetary policies;

•	changes in the amount and availability of deposit insurance;

•	political developments, uncertainties or instability;

•

disruptions in the infrastructure that supports our respective businesses and the communities where we are located, which are concentrated in California, involving or related to physical site access, cyber incidents, terrorist and political activities, disease pandemics, catastrophic events, natural disasters, such as earthquakes, extreme weather events, electrical, environmental, computer servers, and communications or other services we each use, or that affect our respective employees or third parties with whom we each conduct business;

•	timely development and acceptance of new banking products and services and the perceived overall value of these products and services by customers and potential customers;

•	relationships with and reliance upon vendors with respect to certain key internal and external systems and applications;

•	changes in commercial or consumer spending, borrowing and savings preferences or behaviors;

•

technological changes and the expanding use of technology in banking (including the adoption of mobile banking, funds transfer applications and electronic marketplaces for loans and other banking products or services);

•	the ability to retain and increase market share, retain and grow customers and control expenses;

•	changes in the competitive environment among financial and bank holding companies, banks and other financial service providers;

•	competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies;

•	volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions;

•	fluctuations in the price of Heritage’s common stock or other securities, and the resulting impact on Heritage’s or the combined company’s ability to raise capital or make acquisitions;

•

the effect of changes in accounting policies and practices, as may be adopted from time-to-time by the regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters;

•

changes in organization, management, compensation and benefit plans, and HBC’s, Presidio’s or the combined company’s ability to retain or expand the combined company’s workforce, management team and/or board of directors;

•

the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (such as securities, bank operations, consumer or employee class action litigation), the possibility that any settlement of any of the putative class action lawsuits may not be approved by the relevant court or that significant numbers of putative class members may opt out of any settlement;

•	regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews;

•	existing or the combined company’s ongoing relations with our or the combined company’s various federal and state regulators, including the SEC, Federal Reserve, FDIC and DBO; and

•

existing or the combined company’s success at managing the risks involved in the foregoing items and all other factors set forth in Heritage’s public reports, including Heritage’s Annual Report on Form 10-K for the year ended December 31, 2018, and particularly the discussion of risk factors within that document.

Each of Heritage, HBC and Presidio caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus, in the case of forward-looking statements contained in this joint proxy statement/prospectus, or the dates of the documents incorporated by reference into this joint proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. Neither Heritage nor Presidio undertakes any obligation to update these forward-looking statements, except as required by law.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the information provided under “Information about the Companies—Presidio Bank” on page 147, “Information about the Companies—Heritage Commerce Corp and Heritage Bank of Commerce” on page 146 and documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” on page 193.

HERITAGE SPECIAL MEETING

Date, Time and Place of the Heritage Special Meeting

This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Heritage board of directors in connection with the special meeting of Heritage shareholders. The Heritage meeting is scheduled to be held as follows:

August 27, 2019

1:00 PM Local Time

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95113

Purpose of the Heritage Special Meeting

Heritage shareholders of record as of July 10, 2019 will be asked to consider and vote upon the following proposals at the Heritage meeting, including any postponement or adjournment thereof:

Proposal No. 1—Heritage Merger Proposal

Heritage is asking its shareholders to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of the Heritage common stock to Presidio shareholders in connection with the merger. Holders of Heritage common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Heritage board of directors approved the merger and the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and the Heritage share issuance, to be advisable and in the best interests of Heritage and its shareholders. See “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors” on page 65 included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the recommendation of the Heritage board of directors.

The Heritage board of directors unanimously recommends that Heritage shareholders vote “FOR” the merger proposal.

Proposal No. 2—Amendment to the Heritage Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock

Heritage is asking its shareholders to approve an amendment to the Heritage articles of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 100,000,000 shares of common stock. An increase in the number of authorized shares of common stock is a condition to the completion of the merger in order to have sufficient shares of common stock to issue in the merger. See “Heritage Proposal—Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock” on page 187 for a more detailed discussion of this proposal.

The Heritage board of directors unanimously recommends that Heritage shareholders vote “FOR” the proposal to amend the Heritage articles of incorporation to increase the number of authorized shares of common stock.

Proposal No. 3— Heritage Adjournment Proposal

The Heritage meeting may be adjourned to another time or place if necessary or appropriate in the judgment of the Heritage board of directors to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Heritage merger proposal.

If the number of shares of Heritage common stock present or represented and voting in favor of the Heritage merger proposal and the proposal to increase the number of authorized shares of common stock at the Heritage meeting is insufficient to approve such proposal, Heritage currently intends to move to adjourn the Heritage meeting in order to solicit additional proxies for the approval of the Heritage merger proposal and the proposal to increase the number of authorized shares of common stock.

In the Heritage adjournment proposal, Heritage is asking its shareholders to authorize the holder of any proxy solicited by the Heritage board of directors on a discretionary basis to vote in favor of adjourning the Heritage meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Heritage shareholders who have previously voted.

The Heritage board of directors unanimously recommends that Heritage shareholders vote “FOR” the Heritage adjournment proposal.

Record Date for the Special Meeting

The Heritage board of directors has fixed the close of business on July 10, 2019 as the record date for determination of Heritage shareholders entitled to notice of and to vote at the Heritage meeting. On the record date, 43,498,406 shares of Heritage common stock were outstanding and there were 793 holders of record.

Quorum; Votes Required

A majority of the shares of Heritage common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the Heritage special meeting. If a quorum is present, in order to be approved, the proposals require the following votes:

•

The affirmative vote of a majority of the shares of Heritage common stock outstanding on the record date will be required to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance.

•

The affirmative vote of a majority of the shares of Heritage common stock outstanding on the record date will be required to approve the amendment to the Heritage articles of incorporation to increase number of authorized shares of common stock.

•

Approval of the Heritage adjournment proposal requires the affirmative vote of a majority of the shares of Heritage common stock represented (in person or by proxy) at the Heritage meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum).

At the Heritage meeting, each share of Heritage common stock will be entitled to one vote on all matters properly submitted to Heritage shareholders.

As of the record date, Heritage directors and executive officers owned and were entitled to vote approximately 1,815,103 shares of Heritage common stock, representing approximately 4.17% of the outstanding shares of Heritage common stock. We currently expect that Heritage’s directors and executive officers will vote their shares in favor of the merger and each of the other proposals.

Attending the Special Meeting

If you are a holder of record of Heritage common stock as of the record date and plan to attend the Heritage meeting, please indicate this when you vote. A photo identification will not be required for admission to the Heritage meeting, but will be required if you want to vote your Heritage common stock in person. If you want to vote your Heritage common stock held through a bank, broker or other nominee in person, you must obtain a written proxy in your name from the bank, broker or other nominee that holds your shares.

Voting of Proxies

All shares of Heritage common stock represented by properly executed proxies (including those given through voting by telephone or Internet) received before or at the Heritage meeting will, unless properly revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented thereby will be voted:

•	“For” the approval of the merger agreement and the transactions contemplated therein including the Heritage share issuance;

•	“For” the approval of the amendment to the articles of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 100,000,000 shares of common stock; and

•

“For” the approval of any adjournment or postponement of the Heritage meeting if necessary or appropriate in the judgment of the Heritage board of directors to solicit additional proxies if there are not sufficient votes in favor of the merger agreement or the amendment to the Heritage articles of incorporation or for any other legally permissible purpose.

If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting, your Heritage common stock represented by the proxy will be considered present at the Heritage meeting or any adjournment or postponement thereof solely for purposes of determining a quorum.

If your shares are held in an account at a broker or bank or other nominee, you must instruct the broker or bank or other nominee on how to vote your shares by following the instructions provided to you by your broker or bank or other nominee. If you do not provide voting instructions to your broker or bank or other nominee, your shares will not be voted on any proposal on which your broker or bank or other nominee does not have discretionary authority to vote. Under applicable rules, your broker or bank or other nominee does not have discretionary authority to vote on the merger proposal or any of the other proposals. Consequently, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present for purposes of establishing a quorum at the meeting and not being voted on the proposals.

Because approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and Heritage share issuance, as well as the proposal to amend the Heritage articles of incorporation to increase the number of authorized shares of common stock requires the affirmative vote of a majority of the shares of Heritage common stock outstanding as of the record date, abstentions, failures to vote and failure to provide instructions to your bank, broker or other nominee on how to vote will have the same effect as votes AGAINST the merger proposal, including the merger and the Heritage share issuance as well as the proposal to amend the articles of incorporation to increase the number of authorized shares of common stock.

For the adjournment proposal, abstentions, failure to vote will have no effect on such proposal, unless there are insufficient votes in favor of this proposal, such that the affirmative votes constitute less than a majority of the required quorum. In such cases, abstentions will have the same effect as a vote “AGAINST” this proposal.

Accordingly, we urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

Your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal, unless there are insufficient votes in favor of this proposal, such that the affirmative votes in favor of the proposal constitute less than a majority of the required quorum. In such cases, the broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Because this is a special meeting, no matter or proposal other than the proposals described in this joint proxy statement/prospectus may be brought before the Heritage meeting or any postponement or adjournment thereof.

If you are a Heritage shareholder of record, you may revoke your proxy at any time before it is voted by:

•	signing and returning a proxy card with a later date to the Heritage corporate secretary;

•	delivering a written revocation letter to Heritage’s corporate secretary;

•	if you are a holder of record, attending the Heritage meeting in person, and voting by ballot at the Heritage meeting; or

•	voting by telephone or the Internet at a later time but before the cutoff time for voting specified on your proxy card.

If you hold your shares of Heritage common stock through an account at a broker or bank, you should contact your broker or bank to change your vote.

Attendance at the Heritage meeting will not in and of itself constitute revocation of a proxy. If the Heritage meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the same methods described above.

Voting by Telephone or Internet

Heritage shareholders of record will have the option to submit their proxy cards by telephone or Internet. Please note that there are separate arrangements for voting your shares depending on whether your shares are registered in Heritage’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded to you by your broker, bank or other holder of record to see which options are available.

Heritage shareholders of record may submit their proxies:

•	through the Internet by following the instructions provided on the proxy card;

•	by telephone by calling the number listed on the proxy card and following the recorded instructions; or

•	by completing, signing, dating and mailing their proxy card in the pre-addressed envelope that accompanies the delivery of paper proxy cards.

Solicitation of Proxies

The Heritage board of directors is soliciting proxies for the Heritage meeting. Heritage will pay for the cost of solicitation of proxies. In addition to solicitation by mail, Heritage’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, or in person. Heritage will not pay any additional compensation to these directors, officers or employees for these activities but may reimburse them for reasonable out-of-pocket expenses.

If Heritage management deems it advisable, the services of individuals or companies that are not regularly employed by Heritage may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Heritage will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Heritage has engaged AdvantageProxy to assist Heritage in the solicitation of proxies. Such firm will be paid an estimated fee of $6,500 plus associated costs and expenses.

PRESIDIO SPECIAL MEETING

Date, Time and Place of the Presidio Bank Special Meeting

This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Presidio board of directors in connection with the special meeting of Presidio shareholders. The Presidio meeting is scheduled to be held as follows:

August 27, 2019

1:00 PM Local Time

Presidio Bank

120 Kearny Street, Club PMC Conference Center

San Francisco, California 94108

Purpose of the Presidio Bank Special Meeting

Presidio shareholders of record as of July 10, 2019 will be asked to consider and vote upon the following proposals at the Presidio meeting, including any postponement or adjournment thereof:

Proposal No. 1—Presidio Merger Proposal

Presidio is asking its shareholders to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the cancellation of each outstanding share of Presidio common stock, other than any dissenting shares and excluded shares, in exchange for the right to receive 2.47 shares of Heritage common stock subject to the terms in the merger agreement. Holders of Presidio common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Presidio board of directors approved the merger and the merger agreement and determined that the merger is fair to, and in the best interests of, Presidio shareholders. See “The Merger—Presidio’s Reasons for the Merger; Recommendation of the Merger by the Presidio Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the recommendation of the Presidio board of directors.

The Presidio board of directors unanimously recommends that Presidio shareholders vote “FOR” the Presidio merger proposal.

Proposal No. 2— Presidio Adjournment Proposal

The Presidio meeting may be adjourned to another time or place if necessary or appropriate in the judgment of the Presidio board of directors to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Presidio merger proposal.

If the number of shares of Presidio common stock present or represented and voting in favor of the Presidio merger proposal at the Presidio meeting is insufficient to approve such proposal, Presidio currently intends to move to adjourn the Presidio meeting in order to solicit additional proxies for the approval of the Presidio merger proposal.

In the Presidio adjournment proposal, Presidio is asking its shareholders to authorize the holder of any proxy solicited by the Presidio board of directors on a discretionary basis to vote in favor of adjourning the Presidio meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Presidio shareholders who have previously voted.

The Presidio board of directors unanimously recommends that Presidio shareholders vote “FOR” the Presidio adjournment proposal.

Record Date for the Special Meeting

The Presidio board of directors has fixed the close of business on July 10, 2019 as the record date for determination of Presidio shareholders entitled to notice of and to vote at the Presidio meeting. On the record date, 6,330,708 shares of Presidio common stock were outstanding and there were 151 holders of record.

Quorum; Votes Required

A majority of the outstanding shares of Presidio common stock entitled to vote on the record date must be present, either in person or by proxy, to constitute a quorum at the Presidio meeting. If a quorum is present, in order to be approved, the proposals require the following votes:

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The affirmative vote of a majority of the shares of Presidio common stock outstanding on the record date will be required to approve the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

•

Approval of the Presidio adjournment proposal requires the affirmative vote of a majority of the shares of Presidio common stock represented (in person or by proxy) at the Presidio meeting and voting on the proposal (which affirmative vote constitutes at least a majority of the required quorum).

At the Presidio meeting, each share of Presidio common stock will be entitled to one vote on all matters properly submitted to Presidio shareholders.

All of the directors and executive officers of Presidio have entered into voting and support agreements with Heritage, pursuant to which they have agreed to vote “FOR” the merger proposal. As of the record date, the Presidio directors and executive officers beneficially owned and were entitled to vote 606,686 shares of Presidio common stock, representing approximately 10% of the shares of Presidio common stock outstanding on that date.

Attending the Special Meeting

If you are a holder of record of Presidio common stock as of the record date and plan to attend the Presidio meeting, please indicate this when you vote. A photo identification will not be required for admission to the Presidio meeting, but will be required if you want to vote your Presidio common stock in person. If you want to vote your Presidio common stock held through a bank, broker or other nominee in person, you must obtain a written proxy in your name from the bank, broker or other nominee that holds your shares.

Voting of Proxies

All shares of Presidio common stock represented by properly executed proxies (including those given through voting by telephone or Internet) received before or at the Presidio meeting will, unless properly revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy, the shares represented thereby will be voted:

•	“FOR” approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger; and

•	“FOR” the adjournment of the Presidio meeting if necessary or appropriate in the judgment of the Presidio board of directors.

If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting, your Presidio common stock represented by the proxy will be considered present at the Presidio meeting or any adjournment or postponement thereof solely for purposes of determining a quorum.

If your shares are held in an account at a broker or bank or other nominee, you must instruct the broker or bank or other nominee on how to vote your shares by following the instructions provided to you by your broker or bank or other nominee. If you do not provide voting instructions to your broker or bank or other nominee, your shares will not be voted on any proposal on which your broker or bank or other nominee does not have discretionary authority to vote. Under applicable rules, your broker or bank or other nominee does not have discretionary authority to vote on the merger proposal or the adjournment proposal. Consequently, failure to provide instructions to your bank, broker or other nominee on how to vote will result in your shares not being counted as present for purposes of establishing a quorum at the meeting and not being voted on the proposals.

Because approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, requires the affirmative vote of a majority of the shares of Presidio common stock outstanding as of the record date, abstentions, failures to vote and failure to provide instructions to your bank, broker or other nominee on how to vote will have the same effect as votes against the merger proposal, including the merger.

For the adjournment proposal, abstentions will have no effect on such proposal, unless there are insufficient votes in favor of this proposal, such that the affirmative votes constitute less than a majority of the required quorum. In such cases, abstentions will have the same effect as a vote “AGAINST” this proposal.

Accordingly, we urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

Your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes will have no effect on the vote count for such proposal, unless there are insufficient votes in favor of this proposal, such that the affirmative votes in favor of the proposal constitute less than a majority of the required quorum. In such cases, the broker non-votes will have the same effect as a vote “AGAINST” the proposal.

Because this is a special meeting, no matter or proposal other than the proposals described in this joint proxy statement/prospectus may be brought before the Presidio meeting or any postponement or adjournment thereof.

If you are a Presidio shareholder of record, you may revoke your proxy at any time before it is voted by:

•	signing and returning a proxy card with a later date to the Presidio corporate secretary;

•	delivering a written revocation letter to Presidio’s corporate secretary;

•	if you are a holder of record, attending the Presidio meeting in person, and voting by ballot at the Presidio meeting; or

•	voting by telephone or Internet at a later time but before the cutoff time for voting specified on your proxy card.

If you hold your shares of Presidio common stock through an account at a broker or bank, you should contact your broker or bank to change your vote.

Attendance at the Presidio special meeting will not in and of itself constitute revocation of a proxy. If the Presidio meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the same methods described above.

Voting by Telephone or Internet

Presidio shareholders of record will have the option to submit their proxy cards by telephone or Internet. Please note that there are separate arrangements for voting your shares depending on whether your shares are registered in Presidio’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded to you by your broker, bank or other holder of record to see which options are available.

Presidio shareholders of record may submit their proxies:

•	through the Internet by following the instructions provided on the proxy card;

•	by telephone by calling the number listed on the proxy card and following the recorded instructions; or

•	by completing, signing, dating and mailing their proxy card in the pre-addressed envelope that accompanies the delivery of paper proxy cards.

Dissenters’ Rights

In connection with the merger, Presidio shareholders will have the opportunity to exercise dissenters’ rights in accordance with certain procedures specified in California Corporations Code Sections 1300, et. seq., which sections are attached as Annex D to this joint proxy statement/prospectus. Presidio shareholders who do not vote in favor of the merger may demand that Presidio acquire their shares of Presidio common stock for cash at their fair market value as of May 16, 2019, the day of, and immediately prior to, the first public announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the merger. Presidio shareholders dissenting must file written demands that Presidio acquire their shares of Presidio common stock for cash and comply with the other procedural requirements set forth in California Corporations Code Sections 1300, et. seq. For additional details and information on how to exercise your dissenters’ rights, see “The Merger—Dissenters’ Rights for Holders of Presidio Shares” on page 112 and Annex D to this joint proxy statement/prospectus.

Solicitation of Proxies

The Presidio board of directors is soliciting proxies for the Presidio meeting. Presidio will pay for the cost of solicitation of proxies. In addition to solicitation by mail, Presidio’s directors, officers and employees may also solicit proxies from shareholders by telephone, facsimile, or in person. Presidio will not pay any additional compensation to these directors, officers or employees for these activities but may reimburse them for reasonable out-of-pocket expenses.

If Presidio management deems it advisable, the services of individuals or companies that are not regularly employed by Presidio may be used in connection with the solicitation of proxies. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Presidio will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

Presidio has engaged Georgeson to assist Presidio in the solicitation of proxies. Such firm will be paid an estimated fee of $15,000 plus associated costs and expenses.

THE MERGER

This section of this joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about Heritage into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find Additional Information.” A copy of the Agreement and Plan and of Merger Reorganization, dated May 16, 2019, referred to herein as the merger agreement, is attached as Annex A to this joint proxy/prospectus and is incorporated by reference herein. The following discussion describes important aspects and the material terms of the merger agreement and the merger. These descriptions are qualified in their entirety by reference to Annex A.

Structure of the Transaction

Heritage, HBC and Presidio have entered into the merger agreement, pursuant to which Presidio will merge with and into HBC, the separate existence of Presidio will cease and HBC will survive the merger and will continue the commercial banking operations of the combined bank under its California charter and as the wholly-owned subsidiary of Heritage. Pursuant to Section 4888 of the California Financial Code, at the close of the merger, all banking offices of Presidio will become branch banking offices of HBC.

Merger Consideration

In the merger, each outstanding share of Presidio common stock will be converted into the right to receive 2.47 shares of Heritage common stock, which we refer to as the per share exchange ratio, with cash paid in lieu of fractional shares. At the effective time of the merger, each Presidio unvested restricted share of Presidio common stock and Presidio restricted stock unit will automatically accelerate in full and be converted into the right to receive the merger consideration. Also at the effective time of the merger, Heritage will assume the outstanding Presidio stock options (whether vested or unvested), which will accelerate vesting in full and be exercisable into Heritage shares as adjusted for the per share exchange ratio.

The per share exchange ratio in the merger will not be adjusted to reflect Heritage common stock price changes between now and the closing. Based on the closing price of Heritage common stock on May 16, 2019, the day of, and immediately prior to the first public announcement of the terms of the merger, the merger consideration will represent a value of $30.18 per share of Presidio common stock. Using the closing price of Heritage common stock on July 12, 2019 (the most recent day for which information was available prior to the printing and mailing of this joint proxy statement/prospectus), the merger consideration will represent a value of $30.18 per share of Presidio common stock. Accordingly, the dollar value of the stock consideration that Presidio shareholders may receive will change depending on fluctuations in the market price of Heritage common stock and will not be known at the time you vote on the merger. You should obtain current stock quotations for Heritage common stock, which is listed on the NASDAQ Global Select Market under the symbol “HTBK.”

Based on the 2.47 per share exchange ratio and the number of shares of Presidio common stock and Presidio restricted stock units outstanding as of the date of the merger agreement, Heritage expects that approximately 15,639,929 shares of its common stock will become issuable as a result of the merger. Giving effect to the merger, Presidio shareholders would hold, in aggregate, approximately 26.5% of Heritage’s outstanding common stock following the merger.

At the effective time of the merger, (i) any Presidio common stock held by Heritage or any direct or indirect wholly-owned subsidiary of Heritage or by Presidio which are referred to as excluded shares, and (ii) any dissenting shares (subject to the procedures for dissenting shares described herein) will automatically be cancelled and retired and will cease to exist and no consideration will be issued in exchange therefor.

Background of the Merger

Each of the Heritage and Presidio board of directors and management regularly review their respective business strategies, opportunities and challenges as part of their consideration and evaluation of their respective long-term prospects, with the goal of enhancing value for their respective shareholders. And, from time to time over the last seven years, Heritage has informally contacted Presidio to express their interest pursuing a strategic transaction should Presidio decide to explore such an opportunity.

With respect to Presidio, this review also has included periodic discussions with respect to potential transactions that would further its strategic objectives, including acquisitions and mergers-of-equals with other institutions, and the potential benefits and risk of those transactions as well as discussions over several years with Presidio’s investment banker, Sandler O’Neill & Partners, L.P. (which we refer to as Sandler), about various strategic alternatives, and with Presidio’s outside legal counsel, Manatt, Phelps & Phillips (which we refer to as Manatt), regarding the board’s fiduciary duties.

At Presidio’s September 2018 board of directors meeting, the board of directors engaged in a discussion that focused on a number of items, including Presidio’s achievement of significant improvements in profitability and efficiency, the upcoming expiration of Presidio’s outsourced core system and online banking contracts, the current state of the San Francisco Bay Area economy, and the potential need to refinance Presidio’s subordinated notes in late 2019. The board of directors concluded from this discussion that although continued independence was a viable strategy for Presidio, given these factors, now would be an appropriate time to conduct a review of strategic alternatives to see if there was an opportunity to increase shareholder value through a merger or other strategic combination with a larger institution.

Following the September 2018 board of directors meeting, Presidio’s management updated Sandler and asked them to attend a special board of directors meeting on October 30, 2018 to discuss Presidio’s strategic alternatives.

On September 25, 2018, the Heritage board of directors and management conducted their annual strategic planning session. The board of directors generally discussed the business, regulatory and competitive environment, including merger and acquisition opportunities in Northern California. At the planning session, the board of directors also reviewed the successful integration of the recent Tri-Valley Bank and United American Bank acquisitions and taking note how they fit within the overall strategic plan for Heritage and in relation to future acquisition activity that could be undertaken by Heritage.

At the October 30, 2018 Presidio board of directors meeting, Sandler provided the board of directors with an update on the current market environment, including the recent decline in the stock market and especially bank stock prices, the historical financial performance trends of Presidio and Presidio management’s forecast and resulting prospects for creating shareholder value through continued independence. Sandler also provided an overview of potential acquirers and a range of exchange ratios and resulting per share values that Presidio might receive in a merger with selected potential acquirers. Presidio management expressed their expectations that the fourth quarter of 2018 would be a continuation of strong operating trends and profitability and the Presidio board of directors and management discussed the importance of successful merger integration in order to maximize shareholder value in an equity transaction. At the conclusion of the meeting, the Presidio board of directors adjourned to continue to consider the information presented in the meeting and asked Presidio’s senior management to continue working with Sandler to analyze a potential strategic transaction for Presidio with a larger institution.

At the November 12, 2018 Presidio board of directors meeting, a representative of Manatt reviewed with the members of the board of directors their fiduciary duties, including in the context of a strategic transaction.

On January 11, 2019, Walter T. Kaczmarek, the Chief Executive Officer of Heritage, had an informal lunch conversation with James R. Woolwine, the Founder and Chairman of the Presidio board, in which Mr. Woolwine indicated that Presidio may be looking at the possibility of a strategic transaction as a course of action in the near term. Mr. Kaczmarek told Mr. Woolwine that while he needed to have a discussion with the Heritage board of directors, it was likely that Heritage would like to be part of any process undertaken should Presidio decide to engage in a strategic transaction.

At the January 15, 2019 Presidio board of directors meeting, Sandler provided the board of directors with an update on the current market environment, including the continued decline in bank stock prices through late December 2018 and the improvement in bank stock prices in early January 2019, along with a review of Presidio’s potential acquirers and a range of exchange ratios and resulting per share values that Presidio might receive in a merger with selected potential partners. Following the presentation and discussion, including a discussion of the strategic fit with each potential acquirer, the Presidio board of directors authorized Sandler to contact a list of six potential acquirers each of whom had been discussed with the board of directors as strong strategic partners.

At the Heritage board of directors meeting held on January 24, 2019, Mr. Kaczmarek advised the board of directors that Mr. Woolwine had contacted him and that Presidio was likely to be exploring a possible strategic transaction. While no formal action was taken, the Heritage board of directors indicated that because of Presidio’s geographic location, size, performance, quality metrics and business culture, further preliminary steps should be taken and progress reported to the board of directors as appropriate.

Sandler contacted each of the six prospective acquirers, including Heritage, on February 1, 2019 and presented each of them with a form of mutual confidentiality agreement previously distributed to the Presidio board of directors. Between February 5, 2019 and February 12, 2019, five of the six parties contacted signed the mutual confidentiality agreement. Heritage signed the mutual confidentiality agreement on February 6, 2019. Each of the confidentiality agreements contained customary standstill arrangements restricting such parties from, among other things, acquiring Presidio’s stock or making unsolicited acquisition proposals, and each potential acquirer was prohibited from requesting that Presidio amend or waive any such standstill provision (commonly referred to as a “don’t ask, don’t waive” provision), which provisions remain in effect. During this time, Presidio also populated and launched an online data room to facilitate each party’s due diligence and Sandler distributed to each of the parties an executive memorandum that summarized the merger opportunity. In addition, Presidio’s management including Mr. Woolwine, Chief Executive Officer Steve Heitel, President Clay Jones and Chief Financial Officer Ed Murphy made themselves available for meetings with potential acquirers who signed the confidentiality agreement.

On or about February 8, 2019, Mr. Kaczmarek contacted Davidson to render financial advisory services to Heritage in connection with a potential acquisition of Presidio.

On February 12, 2019, Presidio provided Heritage, and two other interested parties who we refer to as Party A and Party B with access to a digital data room with due diligence documents and information. Also on that date, the Heritage management and employees along with Davidson and Heritage’s outside legal advisor, Buchalter, a Professional Corporation (which we refer to as Buchalter), met to discuss the due diligence process and timeline for completing initial due diligence reports.

From February 12, 2019 through March 12, 2019, Heritage management, employees, financial and legal advisors reviewed the documents and information in the online data room, made requests for additional information and held numerous meetings to review the results of the due diligence investigation. During this time, Heritage management, Davidson and Buchalter were formulating the terms of a possible letter of intent to propose to Presidio.

On February 15, 2019, a special telephonic meeting of the Heritage board of directors was held to review and approve an engagement letter between Heritage and Davidson. After the board of directors approved the engagement letter, Mr. Kaczmarek and Davidson formally executed the engagement letter later that day.

Between February 20, 2019 and February 28, 2019, the management teams from Heritage, and Party A and Party B, each held meetings with Messrs. Woolwine, Heitel, Jones and Murphy for the purpose of conducting mutual due diligence and considering a potential strategic merger. Towards the end of February 2019, two other parties who signed the confidentiality agreement expressed that they would not be proceeding with further investigation of the opportunity.

On February 28, 2019, Sandler distributed a request for letters of intent (which we refer to as RLI Letter) to each of Heritage, Party A and Party B. The RLI Letter asked each interested party to submit, no later than March 14, 2019, their letters of intent (which we refer to as LOI) for a business combination with Presidio, including but not limited to: proposed transaction consideration, financing contingencies, a description of any material regulatory or legal issues that may affect the ability to timely consummate a transaction, any remaining diligence requirements, plans for management and board of directors of the combined organization, plans for integration of a transaction and conditions to closing a transaction. In conveying the RLI Letter, Sandler confirmed to Heritage, Party A and Party B that there may not be future opportunities to enhance their LOI.

On March 13, 2019, the Heritage and HBC board of directors held a joint special meeting to consider whether Heritage should submit a nonbinding LOI to acquire Presidio and, if so, the terms to be offered by Heritage in the form requested by Presidio. There was a general discussion of Presidio, with five branch locations and a record of accomplishment of profitable growth. Mr. Kaczmarek provided some background on Presidio and advised the Heritage board of directors that Heritage had completed its initial due diligence based on information provided by Presidio. He further advised that a competitive bidding process was anticipated as Presidio was one of the last sizeable, quality commercial bank targets in the San Francisco Bay Area. If Heritage was selected to advance, it would have an opportunity to conduct more detailed due diligence. Representatives of Davidson then discussed the business and financial considerations relevant to the proposed acquisition with the board of directors. Davidson discussed the scarcity value of Presidio with its geographic fit expanding the Heritage franchise further north of San Francisco to fully encompass the San Francisco and Marin County regions while enhancing Heritage’s economies of scale and operating efficiencies. Davidson highlighted the similar business model and clientele of both banks. The Heritage and HBC board of directors then engaged in extensive discussions with Davidson and Heritage management regarding, among other things, the strategic rationales for any such acquisition, the ranges of key financial and business terms that would be feasible for Heritage to offer, the key potential risks and benefits of any acquisition transaction, and HBC’s ability to integrate and administer the acquisition of a bank the size and scale of Presidio. After the discussion, Mr. Kaczmarek presented for the board of director’s review and approval a preliminary draft of a nonbinding LOI. After further discussion of the specific terms, the board of directors unanimously approved the submission by Heritage of a nonbinding LOI to acquire Presidio with an exchange ratio for an all-stock merger of 2.355 shares of Heritage common stock in exchange for each share of Presidio common stock and on other terms and conditions discussed by the Heritage and HBC board of directors and management.

On March 13 and 14, 2019, after the board of directors meeting, Heritage’s management held telephonic discussions with Davidson and Buchalter, to finalize the terms of the nonbinding LOI. Later on March 14, 2019, Mr. Kaczmarek executed the nonbinding LOI and Davidson furnished it Sandler.

On March 14, 2019, in response to the RLI Letter, Sandler received LOIs from Heritage, Party A and Party B, which, together with analyst reports on each of the three institutions, were distributed to the Presidio board of directors. In addition, on March 14, 2019, Sandler and Presidio formally executed their engagement letter.

On March 19, 2019, the Presidio board of directors met with representatives of Sandler and a representative of Manatt. Sandler led the Presidio board of directors through a comprehensive review and comparison of each of the LOIs, including the proposed merger consideration, consideration mix, pro forma ownership percentage in the combined franchise, historical trading prices and historical valuation of the merger consideration over the last twelve months, pro forma impact of the transaction to each acquirer, valuation multiples, equivalent per share cash dividend, information regarding the acquirer’s stock currency, regulatory consideration, prior transaction history including timing for completing a transaction, analyst estimates, preliminary integration plan and pro forma management of a combined enterprise. Based solely on the trading price of each proposed partner’s stock on March 15, 2019, the proposed consideration offered to Presidio’s shareholders ranged between an aggregate of $171.4 million on the low end to $226.5 million on the high end. Heritage’s proposal consisted of 100% stock consideration and an exchange ratio of 2.355 shares of Heritage’s stock for each share of Presidio stock, which resulted in an aggregate value of $206.0 million. Party A’s proposal included a range of aggregate value from $171.4 million up to $192.2 million and a consideration mix of no less than 75% stock, while Party B’s proposal was approximately 90% stock and 10% cash and valued at $226.5 million.

The Presidio board of directors noted that Party A’s LOI did not provide as much detail as the other LOIs and proposed a range of values for Presidio stock all of which, even at the high end of the range, was lower than the values proposed by Heritage and Party B. In addition, Party A’s LOI was conditioned on a larger amount of additional due diligence when compared to Heritage and Party B. The Presidio board of directors actively discussed each of the LOIs, each of the proposed merger partners, remaining diligence requirements, as well as their fiduciary duties in the context of review of each LOI. In addition, Messrs. Heitel, Woolwine and Jones provided additional detail to the Presidio board of directors regarding each of their meetings with management of Party A, Heritage and Party B. Based on several factors, including the overall lower valuation in the form of a range, the extensive number of open items in Party A’s proposal compared to Heritage and Party B and the lack of any definitiveness around plans for integration, the board of directors determined not to further proceed with Party A.

The Presidio board of directors noted that a number of areas of Party B’s LOI required additional clarification, including the roles for members of Presidio senior management and merger integration plan, which were considered very important to employee and client retention in a combined organization. The Presidio board of directors further reviewed plans for the addition of Presidio board of directors to each of Heritage and Party B and the prospective branch footprint of a combined enterprise, including prospects for growth. In response to a question from the representative of Manatt regarding any interest of any director in the transaction separate from their interests as shareholders of Presidio, Mr. Heitel disclosed that he owned 1,000 shares of Heritage, which he purchased in 2015. In addition, the representative of Manatt noted that each of Mr. Woolwine and Mr. Heitel (and other executive officers of Presidio) would be entitled to various change-in-control benefits in connection with a transaction with Heritage or Party B. The Presidio board of directors actively engaged in a discussion of issues associated with integration with prospective acquirers and risks attendant to each transaction, including which LOI carried less risk of integration disruption following a merger which would impair overall shareholder value.

Following a discussion of the various LOIs, the Presidio board of directors determined that obtaining additional information from each of Heritage and Party B regarding their LOIs and performing additional reverse diligence prior to entering into an exclusivity period with either strategic partner was important to consider. The Presidio board of directors discussed with the representatives from Sandler additional steps to obtain clarification about each of the LOIs from Heritage and Party B, additional information about each of Heritage and Party B, including financial information and plans for integration of the franchises while also continuing to maintain a confidential process. Following additional discussion about the merits of the LOIs and the importance of obtaining additional information prior to making a decision about which LOI to pursue, the Presidio board of directors asked management to work with Sandler and Manatt to develop an appropriate due diligence list, collect and analyze the information, hold additional in person meetings with the management of Heritage and Party B and present the additional findings to the Presidio board of directors within the next two weeks. In addition, the Presidio board of directors asked Sandler to communicate with Party A that it would not be further engaging with them in the strategic transaction process.

On March 19, 2019, following the Presidio board of director meeting, Sandler contacted Heritage and Party B and conveyed the next steps from the Presidio board of directors that Presidio would like to review initial due diligence information and a follow-on management meeting with two parties and that following receipt of the information and completion of the management meetings, the Presidio board of directors would reconvene with the expectation of selecting one party to proceed forward in on-site due diligence and negotiation of a definitive merger agreement. Sandler also contacted Party A and expressed Presidio’s appreciation for Party A’s time and consideration, but that at the range of values proposed by Party A, Presidio was not interested in further discussions with Party A.

On March 22, 2019, Sandler sent to each of Heritage and Party B a series of requests for additional written information relating to each of their LOIs, including, among other things, their year-to-date 2019 operating results, future financial projections and reports relating to key risk areas including: credit, legal, audit and compliance. In addition, Sandler scheduled another in-person management meeting with each of Heritage and Party B so that Presidio could obtain further information about each of their LOIs, each company and the plans for executing on a merger with Presidio to enhance shareholder value.

On March 25, 2019, the Heritage and HBC board of directors held a joint special meeting. Mr. Kaczmarek advised the board of directors that Presidio was continuing conversations with Heritage and another potential acquirer and he anticipated that the Presidio board would meet soon to make a final decision. He noted the selected party would then be invited to conduct additional due diligence including an on-site review. Mr. Kaczmarek and the board of directors then considered improving its LOI. The board of directors reviewed updated ranges of key financial metrics and revised assumptions prepared by Davidson. The board of directors again reviewed the rationale for the possible acquisition reiterating the potential value Presidio would add to the Heritage franchise and the compelling strategic opportunity. After further discussion, the board of directors approved an increase in its exchange ratio up to 2.425 shares of Heritage common stock in exchange for each share of Presidio common stock and increase in Presidio directors to serve on the Heritage board of directors from two to three, and authorized management to present the revised nonbinding LOI to Presidio.

On March 25, 2019, after the Heritage and HBC joint board of directors meeting, in conjunction with providing their additional written information, Heritage amended their initial LOI to increase the exchange ratio from 2.355 to 2.420 shares of Heritage common stock for each share of Presidio common stock and offered Presidio three board seats on the combined company’s board of directors, up from “up to two” in their initial LOI. Also on March 25, 2019, Party B provided its response to the requests for additional written information to Presidio.

On March 27, 2019, Messrs. Heitel, Woolwine and Jones met with Mr. Kaczmarek, Keith Wilton, the President of HBC, and Lawrence McGovern, the Chief Financial Officer of Heritage, together with a representative of Sandler. On March 28, 2019, Messrs. Heitel, Woolwine and Jones met with representatives of Party B together with representatives of Sandler and Party B’s investment banker. At the respective meetings, each of Heritage and Party B shared information regarding, among other things, their budget, year-to-date 2019 operating results, anticipated cost-savings, plans for integration of the two franchises, treatment of Presidio personnel, timeline for signing and closing of a transaction, including management expectations and vision for the combined enterprise. In addition, Party B indicated that although their LOI provided that they would invite at least two current directors to join the Party B board of directors, Party B would be open to adding Mr. Heitel as a third director on a combined board of directors.

On April 1, 2019, the Presidio board of directors met with representatives of Sandler and a representative of Manatt. Mr. Heitel and Mr. Woolwine reviewed with the board the results of their discussions with representatives of Heritage and Party B, including a discussion of budgets, year-to-date 2019 operating results, financial forecast, areas of risk and organizational plans for a combined institution including treatment of Presidio personnel, integration plans, anticipated cost savings and financial conditions to closing a transaction. Mr. Heitel reported that each of Heritage and Party B confirmed that the principal remaining diligence item for the selected acquirer was an on-site review of Presidio’s credit files. Mr. Heitel and Mr. Woolwine also shared with the Presidio board of directors the tenor of each of the meetings and the level of preparation and definitiveness of each party in completing a transaction with Presidio as well as their familiarity with Presidio’s business, customers, market area and personnel.

Sandler representatives updated the board on the financial aspects of each LOI, including the effect of Heritage’s increase in exchange ratio to 2.420 shares of Heritage stock in exchange for each Presidio stock which resulted in an aggregate value of $195.7 million based on Heritage’s March 29, 2019 closing stock price. Party B’s proposed terms consisted of 90% stock and 10% cash consideration with an aggregate value of $217.0 million based on Party B’s March 29, 2019 closing stock price. Sandler representatives also reviewed the historical valuation of both Heritage’s and Party B’s merger consideration over the last twelve months, the pro forma assumptions of combining Presidio with Heritage and with Party B as described by the management of Heritage and Party B, the financial conditions to closing, a comparison of net present value of a combined franchise, analyst estimates (which reflected a consensus recommendation of “Buy” on Heritage common stock and a consensus recommendation of “Hold” on Party B common stock), the pro forma percentage ownership of Presidio shareholders in the combined institution, the contribution of earnings Presidio would provide to each of Heritage and Party B relative to the Presidio shareholders’ pro forma ownership in a combined franchise and the higher per share equivalent dividend and stock trading liquidity offered by Heritage.

Sandler representatives also reported to the board their conversations with Party B’s investment banker, including the confirmation from Party B’s investment banker that Party B’s LOI contained the highest financial terms Party B was willing to offer Presidio. In addition, representatives from Sandler reviewed various financial and valuation assumptions relating to Presidio should it decide not to proceed with any transaction and remain an independent institution. The Presidio board of directors also discussed expectations around noncompetition agreements and non-solicitation agreements from board members, including management, and the importance of identifying Mr. Heitel as a prospective board member in a combined organization. Mr. Heitel and Mr. Woolwine also shared their assessment of each of Heritage and Party B and their reasons for favoring a strategic combination with Heritage including that Heritage has a higher historical earnings-per-share growth rate and a higher projected earnings-per-share growth rate, and the greater definitiveness of Heritage’s proposal, in particular with respect to the merger integration plan and treatment of Presidio’s employees.

Mr. Heitel and Mr. Woolwine were then excused from the meeting. A representative of Manatt reminded the board about the interests of Mr. Heitel and Mr. Woolwine in a business combination with Heritage and Party B (as a result of their various change-in-control payments) and Mr. Leet, a Presidio director, disclosed that he had one commercial loan relationship with Party B. The remaining Presidio directors, together with representatives of Sandler and Manatt, continued to actively review the LOIs, the interests of each of Presidio’s officers in combining with Heritage or Party B, the near-term and long-term shareholder value of each prospective transaction, the integration risk associated with each prospective transaction, the prospective branch footprint, prospects for continued growth, anticipated cost-savings associated with each transaction and the prospective benefits of a transaction. The Presidio board of directors expressed a preference for the Heritage transaction based on a number of variables, including the benefits of its branch footprint, the reduced integration risk associated with Heritage’s LOI in part due to the level of responsibility to be conveyed to members of Presidio management, the familiarity with the strengths of Heritage’s business, growth potential in its key markets and prior business interactions with each of Heritage and Party B, the greater similarities in business strategy and corporate culture, the greater opportunity for increase in Heritage’s stock price in the future based on fundamental financial analysis, the increase in Heritage’s exchange ratio and Heritage’s philosophy around integration and retention of employees. Each of the remaining directors verbally indicated their approval for moving forward with Heritage. Mr. Heitel and Mr. Woolwine then returned to the meeting at which time all of the directors present agreed in moving forward on a non-binding LOI with Heritage and entering into a 60-day exclusivity agreement with Heritage. In addition, the Presidio board of directors authorized Mr. Woolwine to discuss with Mr. Kaczmarek a board seat for Mr. Heitel as one of the three Presidio directors, which call took place on April 1, 2019.

Also on April 1, 2019, after the Presidio board of directors meeting, representatives from Sandler informed Mr. Kaczmarek that the Presidio board of directors had elected to proceed forward with Heritage’s LOI, Mr. Kaczmarek then notified the members of the Heritage board of directors of the decision by the Presidio board of directors. Mr. Kaczmarek instructed Buchalter to prepare an exclusivity agreement and later that evening Mr. Kaczmarek sent the exclusivity agreement to Presidio to be executed along with the nonbinding LOI as revised and previously provided to Presidio on March 25, 2019.

Prior to executing the LOI and exclusivity agreement with Heritage, Mr. Heitel informed the Chief Executive Officer of Party B that Presidio had decided not to proceed in further conversations with Party B. Later, on April 1, 2019, representatives from Sandler received a revised LOI from Party B increasing their proposed exchange ratio and eliminating cash from their proposed consideration mix, which revised LOI was provided to the Presidio board of directors.

On the morning of April 2, 2019, the Presidio board met telephonically to review the revised LOI from Party B as compared to the LOI from Heritage. A representative of Manatt again reviewed with the Presidio board of directors its fiduciary duties. Mr. Woolwine also reported to the Presidio board of directors that Heritage had agreed to the inclusion of Mr. Heitel as one of three positions to be conveyed to Presidio on a combined board of directors. Mr. Heitel updated the Presidio board of directors on his conversations with Party B’s Chief Executive Officer and then representatives from Sandler reviewed with the board of directors the financial materials previously distributed to each of the directors. The Sandler representatives discussed with the Presidio board the overall financial impact of Party B’s revised consideration, including pro forma impact on a combined organization and the impact on Presidio’s shareholders receiving stock consideration in a business combination. Sandler representatives also reviewed with the Presidio board of directors, among other items: the nominal difference in the aggregate merger consideration as of April 1, 2019 between Party B’s proposal of $234.7 million and Heritage’s proposal of $198.6 million; the historical valuation of the merger consideration over the last twelve months which included a comparative valuation of the proposed merger consideration based on the volume-weighted average stock price of Party B and Heritage; the pro forma impact of the transaction to each acquirer; a comparison of the net present value of each transaction including impact of Presidio earnings on a combined franchise and a financial contribution analysis from Presidio relative to the percentage pro forma ownership of Presidio shareholders.

The Presidio board of directors then had an extensive discussion on the relative merits of each of the LOIs including the Sandler presentation and consideration of integration risk. Mr. Woolwine and Mr. Heitel each re-affirmed their recommendation to proceed with Heritage despite the revised LOI from Party B. Mr. Woolwine and Mr. Heitel then left the meeting.

The remaining directors again reviewed and discussed with representatives of Sandler and a representative of Manatt Heritage’s LOI, including its earnings, prospects, geography, dividend ratio, stock trading liquidity and earnings per share benefit ascribed to Presidio shareholders in the combined company, as well as in comparison to Party B’s LOI. The Presidio board of directors further reviewed the plans for integration of the two franchises and the importance of retaining customers and employees in a combined franchise, which would be critical to the success of the combined institution and the long-term value of the merger consideration. The Presidio board of directors noted that Party B had still failed to adequately address important integration issues, including roles, responsibilities and authority of retained Presidio employees, which would meaningfully increase integration risk. The Presidio board of directors also reviewed and discussed with Sandler the historical comparative valuation of the merger consideration from both Heritage and Party B, analyst stock recommendations, and a comparison of net present value, including earnings per share accretion on a pro forma basis. Each of the board members present continued to express their recommendation to proceed with entering into a LOI and exclusivity agreement with Heritage. Mr. Woolwine and Mr. Heitel rejoined the meeting. At that point, a motion was made and seconded to reaffirm the decision to proceed with Heritage, execute the non-binding LOI and enter into a 60-day period of exclusive negotiations. The Presidio board of directors instructed representatives of Sandler to inform Mr. Kaczmarek of Presidio’s desire to proceed forward with Heritage, and request that Heritage consider increasing the merger consideration and removal of any financial closing conditions, asked Mr. Heitel to call the Chief Executive Officer of Party B and conclude the discussions between Presidio and Party B.

Also on April 2, 2019, following the Presidio board of directors meeting, a representative of Sandler spoke to Mr. Kaczmarek to inform him of the delay in executing the Heritage LOI and exclusivity agreement and provided the additional feedback from the Presidio board of directors regarding any enhancements to the merger consideration and removal of any financial closing conditions.

Following the conversation with the representative of Sandler, Mr. Kaczmarek proceeded to contact the individual members of the Heritage board of directors to update them on the most recent developments. Mr. Kaczmarek, after consultation with Davidson, Buchalter and the Heritage management team, discussed with the board of directors the possibility of modifying the Heritage nonbinding LOI to eliminate the minimum equity closing condition and to increase the exchange ratio. After further discussions, the Heritage board of directors authorized Mr. Kaczmarek to increase the exchange ratio to 2.47 Heritage shares in exchange for each share of Presidio common stock and to eliminate the minimum equity threshold closing condition, and naming Mr. Heitel as one of the three board of directors positions in the combined company.

Later on April 2, 2019, Heritage submitted its revised LOI to Presidio with an increased exchange ratio to 2.47 shares of Heritage stock for each outstanding share of Presidio stock, naming Mr. Heitel as one of three board of director positions in the combined company conveyed to Presidio and removing the Presidio minimum equity threshold closing condition, thus eliminating all specific financial closing conditions to completing a transaction with Heritage. On the afternoon of April 2, 2019, the Presidio board reconvened and reviewed with representatives of Sandler and a representative of Manatt the revised financial proposal from Heritage (which demonstrated a reduction in the nominal difference between Party B’s proposal of $233.2 million and Heritage’s proposal of $201.6 million based on closing stock prices for Heritage and Party B as of April 2, 2019), Heritage’s elimination of the Presidio minimum equity threshold closing condition and the naming of Mr. Heitel as one of three board of director positions in the combined company conveyed to Presidio. At the close of the meeting, the Presidio board of directors authorized management to proceed to negotiate a definitive agreement with Heritage and enter into Heritage’s LOI and 60 day exclusivity agreement. On April 2, 2019, Presidio and Heritage entered into a 60-day exclusivity agreement.

Between April 3, 2019 and May 15, 2019, Heritage and Presidio continued to conduct respective due diligence on each other, including meeting with members of the respective management teams and conducting loan file reviews.

Between April 12, 2019 and April 14, 2019, Heritage conducted on-site due diligence meetings that included interviews with various members of Presidio’s management and loan file review.

Between April 14, 2019 and May 6, 2019, Heritage and its financial and legal advisors continued due diligence, requested further documents and information from Presidio, responded to reverse due diligence requests from Presidio, and met frequently to review the results from its due diligence.

Between April 5, 2019 and April 15, 2019, Buchalter prepared the initial draft of the agreement and plan of merger and reorganization and ancillary agreements for review and comment by the Heritage management team and Davidson.

On April 15, 2019, Sandler received an initial draft of a definitive merger agreement from Davidson and on April 18, 2019, Sandler received initial drafts of the form of various ancillary agreements, including the voting agreement and noncompetition/non-solicitation agreements from Davidson. Between April 15, 2019 and April 23, 2019, Manatt, Sandler and the executive officers of Presidio reviewed and prepared comments on the definitive merger agreement and on the ancillary agreements.

On April 23, 2019, Manatt reviewed with the Presidio board of directors the initial drafts of the definitive merger agreement and the ancillary agreements which were distributed to the Presidio board prior to the meeting, together with proposed comments. The Presidio board of directors authorized Manatt and Presidio management to continue to negotiate the definitive merger agreement and the ancillary agreements with Heritage. Presidio and Heritage, together with Manatt and Buchalter continued to negotiate the definitive merger agreement and ancillary exhibits between April 24 and May 15, 2019 together with another law firm that was engaged to the assist various Presidio directors and executive officers on their noncompetition/non-solicitation agreements and, for two officers of Presidio, their employment agreements. The parties negotiated various mutual representations and warranties, pre-closing covenants, customary no-shop provisions, a Presidio fiduciary out provision, termination provisions, and closing conditions. In addition, the parties negotiated ancillary agreements including a voting and support agreement. Several revised drafts of the definitive merger agreement and the ancillary agreements were prepared by Buchalter as a result of the negotiations which were further reviewed and commented upon by all of the parties and their legal and financial advisors.

On May 16, 2019, the Presidio board of directors met with representatives of Sandler and a representative of Manatt to review the final forms of definitive agreement and ancillary agreements which were distributed to the Presidio board of directors prior to the board meeting. At the May 16, 2019 meeting, representatives of Sandler provided the Presidio board of directors with its financial analysis of the proposed transaction and delivered to the Presidio board of directors its oral opinion (which was subsequently confirmed in writing) to the effect that the per share exchange ratio was fair to the Presidio common shareholders from a financial point of view. Following discussion of these matters and other factors, the Presidio board of directors concluded that the proposed merger was fair to and in the best interests of Presidio and its shareholders and approved the merger agreement in substantially the form presented, with Presidio’s executive officers being authorized to negotiate, execute and deliver the final agreement on behalf of Presidio.

Also on May 16, 2019, a special joint meeting of the Heritage and HBC board of directors was held to consider and approve the final terms of the definitive agreement and the ancillary agreement. The board of directors received an extensive update on the status of the proposed acquisition of Presidio from Heritage management and representatives of Davidson and Buchalter. Davidson updated the board of directors on the proposed merger and reviewed the state of the bank acquisition market generally, specific financial information relating to Heritage and Presidio, anticipated business synergies and cost savings from the proposed merger, an analysis of the proposed merger consideration and the terms of more recent merger transactions with similarities in relative size and geographic location to the proposed merger. Extensive discussion then ensued, and Davidson and Heritage management answered various questions posed by the directors. Representatives from Davidson presented their oral fairness opinion (which was subsequently confirmed in writing on May 16, 2019), to the effect that, as of such date, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in its opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Heritage. A representative from Buchalter then reviewed fiduciary obligations of the Heritage board of directors and then reviewed and summarized the principal terms of the definitive merger agreement and other ancillary documents, including the non-competition, non-solicitation and non-disclosure agreements and the voting agreements. The Buchalter presentation included a summary and discussion regarding, among other provisions, the proposed merger structure, the merger consideration, the parties’ representations and warranties under the merger agreement, the no solicitation provisions and other covenants in the merger agreement, including those designed to preserve the Presidio franchise pending the closing of the merger, the key conditions to the closing, the parties’ termination rights and the circumstances under which the termination fee would be payable by Presidio to Heritage under the merger agreement. Buchalter and the Heritage management then answered questions from the directors regarding the merger transaction documents. Following these discussions, and review and discussion among the members of the Heritage and HBC board of directors, including consideration of the factors described under “—Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors,” the Heritage board of directors determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable and in the best interests of Heritage and its shareholders, and the Heritage board of directors voted to approve and adopt the merger agreement, the merger and the other transactions contemplated thereby, with Heritage’s executive officer being authorized to negotiate, execute and deliver the merger agreement and ancillary agreements on behalf of Heritage and HBC.

Later on May 16, 2019, after the respective board of directors meetings, the merger agreement was executed and delivered by Heritage, HBC and Presidio, and the ancillary agreements were executed by each of the parties thereto. The transaction was publicly announced in the afternoon of May 16, 2019, after the close of the trading markets, and Heritage filed a Current Report on Form 8-K.

Presidio’s Reasons for the Merger; Recommendation of the Merger by the Presidio Board of Directors

The Presidio board of directors has determined that the merger is fair to and in the best interests of Presidio and its shareholders and, by the unanimous vote of all of the directors of Presidio, approved and adopted the merger agreement and the merger. ACCORDINGLY, THE PRESIDIO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF PRESIDIO COMMON STOCK VOTE “FOR” THE MERGER PROPOSAL.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Presidio board of directors evaluated the merger agreement in consultation with Presidio’s executive management and determined that the merger was in the best interests of Presidio’s shareholders. The Presidio board of directors also consulted with its legal counsel regarding its fiduciary duties, the terms of the merger agreement and related issues and reviewed with its financial advisors and its executive management the financial aspects of the proposed transaction, considerations of the broader financial market and the fairness of the transaction to the shareholders from a financial point of view, among other matters.

In reaching its determination to approve the merger agreement, the Presidio board of directors considered all factors it deemed material. The Presidio board of directors analyzed information with respect to the financial condition, results of operations, business and prospects of Presidio. In this regard, the Presidio board of directors considered the performance trends of Presidio over the past several years and prospects for future growth. The board also considered Presidio’s ability to further enhance shareholder value without engaging in a strategic transaction as well as the short-term and long-term interests of Presidio and its shareholders, including whether those interests might best be served by continued independence.

In reaching its decision to approve the merger agreement and the merger, the Presidio board of directors also considered a number of factors, including the following:

•	information with respect to Presidio’s and Heritage’s business, earnings, dividend ratio, operations, financial condition and prospects;

•	the synergies unique to a transaction between Presidio and Heritage, taking into account the results of Presidio’s due diligence review of Heritage and information provided by Heritage’s management;

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the terms offered and discussions held with other prospective strategic partners, including financial terms and the level of integration risk associated with other potential partners as compared to a transaction with Heritage;

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Presidio’s knowledge of the national, regional and local economic conditions in the current environment in the financial services industry, including the interest rate environment, political environment and environment for community banks, particularly in California;

•	the uncertainties in the regulatory climate for financial institutions, and increased operating costs resulting from compliance requirements and economic conditions generally;

•	the proliferation of technology in the banking industry, their high fixed costs and the need for greater operational scale in order to realize the value of new banking technologies;

•	the financial and growth prospects for Presidio and its shareholders in a business combination with Heritage as compared to continuing to operate as a stand-alone entity;

•	the greater market capitalization and trading liquidity of Heritage common stock as compared to Presidio’s common stock;

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the fact that merger consideration in the transaction will allow Presidio’s shareholders to continue to participate in the future success of Heritage and derive the benefits from Heritage’s dividends, as well as the earnings per share benefit for Presidio shareholders in a combined company;

•	Heritage’s successful track-record with respect to the integration of prior acquisitions;

•	the benefits to Presidio’s shareholders, employees and its customers of operating as part of a larger organization, including with respect to product diversification, services and financial resources;

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the lower overall execution risk of integration with Heritage, including the impact of certain executive officers and directors of Presidio joining the Heritage team in key positions in the combined organization;

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Presidio’s assessment of the likelihood that Heritage had the ability to enter into a definitive agreement and consummate the merger in a timely manner, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;

•	the absence of any financial closing conditions that could jeopardize the closing of the merger;

•	the strong market position of the combined company in the attractive San Francisco Bay Area and the attractiveness of the combined company to potential future acquirers;

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the results of discussions with third parties that the Presidio board of directors believed, in consultation with Sandler, its financial advisor, were the parties likely to have the strategic interest and financial capability to pursue a potential strategic transaction with Presidio;

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the financial analyses presented by representatives of Sandler to the Presidio board of directors with respect to Heritage and the merger, and the opinion of Sandler to the effect that, as of May 16, 2019 and subject to the qualifications and assumptions set forth in the opinion, the per share exchange ratio was fair to the holders of shares of Presidio common stock from a financial point of view (see “The Merger—Opinion of Presidio’s Financial Advisor”);

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the belief of the Presidio board of directors that the merger consideration exceeds Presidio’s likely value in the absence of a merger, including its potential for future growth, which belief was based on a number of factors, including the risks and uncertainties associated with maintaining Presidio’s performance as a stand-alone company;

•	the Presidio board of directors’ analysis of other strategic alternatives available to Presidio;

•	the expectation that the merger will qualify as a “reorganization” for United States federal income tax purposes; and

•

the terms of the merger agreement, including the fixed exchange ratio, the form of merger consideration, the achievability of the closing conditions and the deal protection and termination fee provisions, which the Presidio board of directors reviewed with its outside legal and financial advisors, which terms are described more fully under the section entitled “The Merger Agreement.”

In the course of its deliberations regarding the merger, the Presidio board of directors also considered potential risks and potentially negative factors associated with the merger, including the following material factors:

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the need to obtain approval from a majority of the outstanding shares of Presidio common stock, as well as regulatory approvals, in order to complete the transaction and the risk that those or other closing conditions will not be satisfied;

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the fact that the value of the aggregate and per share merger consideration will fluctuate with the market price of Heritage’s common stock and the risk that Heritage’s common stock price might decline, reducing the aggregate and per share merger consideration from the values at the time the merger agreement was approved;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the potential negative effects on Presidio’s business and customer relationships as a result of the pending merger;

•	the merger-related costs;

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the fact that certain employee-directors and executive officers of Presidio have interests in the merger and have arrangements that are different from or in addition to those of Presidio shareholders generally; and

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the fact that Presidio would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement and will be obligated to pay a termination fee of $8 million to Heritage if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with Presidio from pursuing such a transaction.

This description of the information and factors considered by the Presidio board of directors is not intended to be exhaustive, but is believed to include all material factors the Presidio board of directors considered. In determining whether to approve and recommend the merger agreement, the Presidio board of directors did not assign any relative or specific weights to any of the foregoing factors and individual directors may have weighed factors differently. After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons discussed above, the Presidio board of directors approved the merger agreement and the merger as being in the best interests of Presidio and its shareholders, based on the total mix of information then available to the Presidio board of directors.

This explanation of Presidio’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Presidio’s board of directors has approved the merger agreement and unanimously recommends that Presidio shareholders vote “FOR” approval of the merger agreement.

Presidio’s board of directors has determined that the merger is fair to, and in the best interests of, Presidio shareholders. In arriving at its determination, Presidio’s board of directors considered a number of factors, including those described above.

Based on the reasons stated, the Presidio board of directors believes that the merger is in the best interest of Presidio shareholders. In addition, all members of Presidio’s board of directors and certain executive officers have agreed to vote the shares of Presidio common stock over which they have voting authority in favor of the merger agreement.

Heritage’s Reasons for the Merger; Recommendation of the Merger by the Heritage Board of Directors

The board of directors of Heritage has, from time to time, engaged with its senior management in reviews and discussions of potential strategic alternatives, and has considered ways to enhance Heritage performance and prospects in light of competitive and other relevant developments. These reviews have included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.

Heritage meets at least annually with all directors and executive officers to discuss strategic planning, strategic alternatives and Heritage’s short and long term strategic direction and prospects with the desire to enhance shareholder value. The board of directors and management of Heritage look for opportunities for appropriate acquisitions and combinations, which complement both Heritage’s strategy, business and geography and have the potential to enhance shareholder value. In support of this Heritage and the board of directors recognized that the platform, including skilled management, technology and branch network created by Heritage could support a larger institution, that larger institutions often result in higher stock price multiples for shareholders and that efficiency and other metrics are more achievable with the enhanced scale of a larger institution.

Heritage generally discusses strategic alternatives and similar matters in full board of director meetings and off-site strategic planning meetings. In addition, management meets with various investment bankers to review market conditions, capital levels and alternatives, peer information, transactions and possible acquisition and combination candidates.

In evaluating the merger agreement, the Heritage board of directors consulted with Heritage management, as well as its financial and legal advisors, and, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance, and to recommend that Heritage shareholders vote “FOR” the approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the Heritage share issuance, “FOR” the approval of the amendment of the articles of incorporation to increase the number of authorized shares of common stock and “FOR” the grant of discretionary authority to adjourn the special meeting as necessary or appropriate, the Heritage board of directors considered a number of factors, including the following:

•	the respective businesses, operations, financial condition, asset quality, earnings and prospects of Heritage, Presidio and the combined company;

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the enhanced growth opportunities resulting from a larger scale operation, including a broader customer base, a larger loan and deposit offering, more diversified sources of revenue, an expanded presence in the San Francisco Bay Area region of Northern California and increased lending capabilities;

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the unique opportunity posed by this acquisition opportunity, given the significant size, location, high quality banking franchise, and business experience of Presidio and its management, including its track record of organic growth, strong credit culture, long-term customer loyalty and long history of serving communities in Santa Clara, San Mateo, San Francisco, Marin, and Contra Costa counties in Northern California;

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the potential anticipated synergies by combining Presidio’s lending strengths and strong deposit franchise, and the enhanced opportunities to grow relationship-based lending and low cost core deposits for the combined company;

•	the potential for revenue enhancement, which creates the opportunity for Heritage to have greater future earnings and prospects compared to Heritage’s earnings and prospects on a stand-alone basis;

•	senior management’s familiarity with the management team at Presidio and the fact that several executives of both management teams have worked together in the past;

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the fact that the former shareholders of Presidio will own approximately 26.5% of the outstanding shares of the combined company upon completion of the merger, thereby enabling them to participate in the future performance of the combined company;

•	the opportunity for significant earnings accretion which may be realized by the shareholders of Heritage after giving effect to anticipated cost savings as a result of the merger;

•	the scarcity of acquisition opportunities of the size, reputation and business culture presented by Presidio;

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trends and developments in the banking industry, the competitive environment for financial institutions generally and, specifically, in Heritage’s local markets, and the availability or acquisition opportunities that satisfied Heritage’s strategic alternatives to enhance its competitive position and enhance shareholder value;

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the complementary nature of the business operations and management cultures of the two companies, which the Heritage board of directors believes should facilitate integration of Heritage and Presidio, including the addition of five key employees and key customer relationship managers from Presidio and the addition of three members of the Presidio board of directors to the Heritage board of directors;

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the combination of complementary areas of expertise, particularly among senior management of each company, and the ability of the combined company to draw on the combined intellectual capital, technical expertise and experience of a deeper and more diverse workforce;

•	anticipated cost savings from expected efficiencies to be achieved in operations and vendor and third party costs, including lease payments, real estate costs, and duplicate employee positions;

•	a larger scale resulting from the merger is anticipated to provide the combined company with greater resources to respond to increasing compliance requirements and greater regulation;

•	the historical experience of Heritage in successfully integrating prior acquisitions;

•	Heritage management’s expectation that Heritage will continue to have a strong capital position upon completion of the merger;

•	the benefits of a combination with Presidio as compared to alternative growth strategies;

•	the ability to provide greater resources for investment in risk management, IT, employee training and development and new product development;

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the past experience of Heritage’s management in converting core data processing systems of other acquired financial institutions to Heritage’s system thus reducing the integration costs and risk of customer errors in account conversions;

•	the results of management’s due diligence investigation of Presidio, its business operations, its loan and deposit portfolio and its growth strategy;

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the written opinion of Davidson, Heritage’s financial advisor, dated as of May 16, 2019, to the effect that, as of that date, and based upon and subject to the assumptions, considerations, qualifications and limitations set forth in the opinion, the aggregate merger consideration in the proposed merger was fair, from a financial point of view, to Heritage (see “—Opinion of Heritage’s Financial Advisor”);

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the terms of the merger agreement, which was reviewed with Heritage’s legal and financial advisers, including the merger consideration, the fact that under certain circumstances Presidio is required to pay Heritage a termination fee if the merger agreement is terminated in relation to an alternative acquisition proposal for Presidio and the requirement that Presidio submit the merger to its shareholders for adoption even if the Presidio board of directors recommends in favor of an alternative proposal; and

•	The likelihood that the proposed combination with Presidio will receive all necessary regulatory and shareholder approvals required in order to complete the merger.

The Heritage board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger, including the following:

•	the dilution to Heritage shareholders resulting from the issuance of new shares to Presidio shareholders;

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the risk that the merger may not be completed as a result of failure to receive required regulatory or shareholder approvals, the failure of Presidio to meet the conditions to closing or as a result of the receipt of a superior acquisition proposal from a third party by Presidio;

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the potential length of the regulatory approval process and the period of time that Heritage may be subject to the provisions of the merger agreement which place certain limitations on its business operations;

•	the risk of the loss of key employees, managers and customers as a result of the merger;

•	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters;

•	the risk that the anticipated cost savings and other benefits of the merger may not be fully realized;

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potential difficulties and unforeseen costs which may be encountered in the integration of the two banking operations, which would be the largest acquisition undertaken by Heritage to date, including without limitation, potential loss of customer relationships and employee attrition;

•	The potential risk that Heritage will be unable to obtain shareholder approval for an increase in its authorized shares which is necessary to consummate the closing of the merger;

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the risk that Heritage’s due diligence investigation of Presidio failed to identify potential problems which may adversely affect the financial condition or operating results of the combined company; and

•	various other risks described under “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus.

This description of the information and factors considered by the Heritage board of directors is not intended to be exhaustive, but is believed to include all material factors the Heritage board of directors considered. In determining whether to approve and recommend the merger agreement, the Heritage board of directors did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently.

After deliberating with respect to the merger and the merger agreement, considering, among other things, the reasons set forth above, the Heritage board of directors determined that the merger agreement, the merger, the Heritage share issuance and the other transactions contemplated by the merger agreement are advisable and in the best interests of Heritage and its shareholders based on the total mix of information available to the Heritage board of directors, and adopted and approved the merger agreement and the transactions contemplated by it.

Heritage’s board of directors unanimously recommends that Heritage shareholders vote “FOR” approval of the merger agreement and the Heritage share issuance.

This explanation of Heritage’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinions of Presidio’s and Heritage’s Respective Financial Advisors

Opinion of Presidio’s Financial Advisor

Presidio retained Sandler O’Neill to act as an independent financial advisor to Presidio’s board of directors in connection with Presidio’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the May 16, 2019 meeting at which Presidio’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to Presidio’s board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of May 16, 2019, the per share exchange ratio provided for in the merger agreement was fair to the holders of Presidio common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Presidio common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Presidio’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Presidio as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the per share exchange ratio to the holders of Presidio common stock and does not address the underlying business decision of Presidio to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Presidio or the effect of any other transaction in which Presidio might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Presidio or Heritage, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the consideration to be received by the holders of Presidio common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated May 14, 2019;

•	certain publicly available financial statements and other historical financial information of Presidio that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Heritage that Sandler O’Neill deemed relevant;

•

certain internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021 as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio;

•

publicly available mean analyst earnings per share and dividends per share estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage;

•

the pro forma financial impact of the merger on Heritage based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the merger, as provided by the senior management of Heritage;

•

the publicly reported historical price and trading activity for Presidio common stock and Heritage common stock, including a comparison of certain stock market information for Presidio common stock and Heritage common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Presidio and Heritage with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the management of Presidio and its representatives the business, financial condition, results of operations and prospects of Presidio and held similar discussions with certain members of the management of Heritage and its representatives regarding the business, financial condition, results of operations and prospects of Heritage.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Presidio or Heritage or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of Presidio and Heritage that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Presidio or Heritage, or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Presidio or Heritage. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Presidio or Heritage or the combined entity after the merger and Sandler O’Neill did not review any individual credit files relating to Presidio or Heritage. Sandler O’Neill assumed, with Presidio’s consent, that the respective allowances for loan losses for both Presidio and Heritage were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021, as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio. In addition, Sandler O’Neill used publicly available mean analyst earnings per share and dividends per share estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the merger, as provided by the senior management of Heritage. With respect to the foregoing information, the respective managements of Presidio and Heritage confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Presidio and Heritage, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Presidio or Heritage since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Presidio and Heritage would remain as going concerns for all periods relevant to Sandler O’Neill’s analysis.

Sandler O’Neill also assumed, with Presidio’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Presidio, Heritage or the merger or any related transactions and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Presidio’s consent, Sandler O’Neill relied upon the advice that Presidio received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of Presidio common stock or Heritage common stock at any time or what the value of Heritage common stock would be once it is actually received by the holders of Presidio common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Presidio’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Presidio or Heritage and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Presidio and Heritage and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of Presidio, Heritage and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Presidio’s board of directors at its May 16, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Presidio common stock or the prices at which Presidio common stock or Heritage common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Presidio’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the per share exchange ratio or the decision of Presidio’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between Presidio and Heritage.

Summary of Per Share Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. At the effective time, each share of Presidio common stock issued and outstanding prior to the effective time, except for certain shares of Presidio common stock as specified in the merger agreement, will be converted into the right to receive 2.47 shares of the common stock of Heritage. Based on the closing price of Heritage common stock on May 15, 2019 of $12.05, Sandler O’Neill calculated an implied transaction price per share of Presidio common stock of $29.76 and an aggregate implied transaction value of approximately $197.4 million in exchange for all Presidio common stock, restricted stock and options issued and outstanding as of May 15, 2019. Based upon historical financial information for Presidio as of or for the period ended March 31, 2019, Sandler O’Neill calculated the following implied transaction metrics.

Transaction Price / Last Twelve Months Earnings Per Share of Presidio:	15.3	x
Transaction Price / Most Recent Quarter, Annualized Earnings Per Share of Presidio:	15.8	x
Transaction Price / Book Value Per Share of Presidio:	203%
Transaction Price / Tangible Book Value Per Share of Presidio:	203%
Tangible Book Premium / Core Deposits(1):	13.3%
Tangible Book Premium / Core Deposits(2):	14.1%
One Day Market Premium to May 15, 2019 Presidio Closing Stock Price:	17.6%

Note:

(1)	Core deposits calculated as total deposits less CDs greater than $100,000.
(2)	Core deposits calculated as total deposits less CDs greater than $250,000.

Presidio Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Presidio with a group of banks selected by Sandler O’Neill (the “Presidio Peer Group”). The Presidio Peer Group consisted of publicly traded banks headquartered in California with total assets between $600 million and $1.3 billion, excluding announced merger targets. The Presidio Peer Group consisted of the following companies:

1st Capital Bank	Oak Valley Bancorp
American River Bankshares	OP Bancorp
American Riviera Bank	Plumas Bancorp
Avidbank Holdings, Inc.	Private Bancorp of America, Inc.
Bank of Southern California, NA	Santa Cruz County Bank
California BanCorp	Seacoast Commerce Banc Holdings
CBB Bancorp, Inc.	Summit State Bank
Community West Bancshares	Suncrest Bank
First Northern Community Bancorp	United Security Bancshares
Mission Bancorp	Valley Republic Bancorp

The analysis compared publicly available financial information for Presidio as of or for the last twelve month (“LTM”) period ended March 31, 2019, with the corresponding publicly available data for the Presidio Peer Group as of or for the LTM period ended March 31, 2019, with pricing data as of May 15, 2019. The table below sets forth the data for Presidio and the high, low, median and mean data for the Presidio Peer Group.

Presidio Peer Group
Presidio	Mean	Median	High	Low
Total Assets ($ in millions)	906	884	867	1,219	626
Market Value ($ in millions)	160	128	133	185	72
Price/Tangible Book Value	172%	149%	138%	225%	95%
Price/LTM Earnings Per Share	13.0	x	13.2	x	12.3	x	26.6	x	7.9	x
Current Dividend Yield	0.0%	1.0%	0.0%	4.3%	0.0%
One-Year Stock Price Change	-4.7%	-7.7%	-8.9%	14.5%	-23.3%
LTM Efficiency Ratio	55%	60%	60%	76%	49%
LTM Net Interest Margin	4.43%	4.33%	4.34%	6.04%	3.42%
LTM Return on Average Assets	1.49%	1.24%	1.21%	1.97%	0.61%
LTM Return on Average Tangible Common Equity	14.9%	13.0%	12.6%	23.1%	5.1%
Tangible Common Equity/Tangible Assets	10.2%	10.0%	9.9%	12.3%	8.3%
Loans/Deposits	89%	88%	89%	110%	60%
Non-performing Assets/Total Assets	0.41%	0.43%	0.22%	2.17%	0.00%

Presidio Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of Presidio common stock for the one-year and three-year periods ended May 15, 2019. Sandler O’Neill then compared the relationship between the stock price performance of Presidio’s common stock to movements in the Presidio Peer Group as well as certain stock indices.

Presidio One-Year Price Performance

	Beginning May 15, 2018	Ending May 15, 2019
Presidio	100.0%	95.3%
Presidio Peer Group Median	100.0%	91.1%
NASDAQ Bank	100.0%	85.1%
S&P 500	100.0%	105.1%

Presidio Three-Year Price Performance

	Beginning May 15, 2016	Ending May 15, 2019
Presidio	100.0%	185.3%
Presidio Peer Group Median	100.0%	165.8%
NASDAQ Bank	100.0%	134.1%
S&P 500	100.0%	139.3%

Presidio Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Presidio common stock assuming Presidio performed in accordance with certain internal financial projections for the years ending December 31, 2019 through December 31, 2021 as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the management of Presidio. No dividends were assumed to be paid Presidio for the years ending December 31, 2019 through December 31, 2023, To approximate the terminal value of a share of Presidio common stock at December 31, 2023, Sandler O’Neill applied price to earnings per share multiples ranging from 11.0x to 17.0x and price to tangible book value per share multiples ranging from 120% to 200%. The terminal values were then discounted to present values as of March 31, 2019 using different discount rates ranging from 10.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Presidio common stock. As illustrated in the following tables, the analysis indicated an imputed range of net present values per share of Presidio common stock of $16.84 to $32.15 when applying multiples of earnings per share and $16.68 to $34.33 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	11.0x	12.5x	14.0x	15.5x	17.0x
10.0%	$20.80	$23.64	$26.48	$29.31	$32.15
11.0%	$19.93	$22.65	$25.36	$28.08	$30.80
12.0%	$19.10	$21.70	$24.31	$26.91	$29.51
13.0%	$18.31	$20.80	$23.30	$25.80	$28.29
14.0%	$17.56	$19.95	$22.35	$24.74	$27.13
15.0%	$16.84	$19.14	$21.44	$23.73	$26.03

	Tangible Book Value Per Share Multiples
Discount Rate	120%	140%	160%	180%	200%
10.0%	$20.60	$24.03	$27.47	$30.90	$34.33
11.0%	$19.73	$23.02	$26.31	$29.60	$32.89
12.0%	$18.91	$22.06	$25.21	$28.36	$31.52
13.0%	$18.13	$21.15	$24.17	$27.19	$30.21
14.0%	$17.38	$20.28	$23.18	$26.08	$28.97
15.0%	$16.68	$19.46	$22.24	$25.02	$27.80

Sandler O’Neill also considered and discussed with the Presidio board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Presidio’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of net present values per share for Presidio common stock, applying the price to earnings per share multiples range of 11.0x to 17.0x referred to above and a discount rate of 13.16%.

	Earnings Per Share Multiples
Variance to Base	11.0x	12.5x	14.0x	15.5x	17.0x
-15.0%	$15.46	$17.56	$19.67	$21.78	$23.89
-10.0%	$16.37	$18.60	$20.83	$23.06	$25.29
-5.0%	$17.28	$19.63	$21.99	$24.34	$26.70
0.0%	$18.18	$20.66	$23.14	$25.62	$28.10
5.0%	$19.09	$21.70	$24.30	$26.91	$29.51
10.0%	$20.00	$22.73	$25.46	$28.19	$30.91
15.0%	$20.91	$23.76	$26.62	$29.47	$32.32

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of merger and acquisition transactions involving U.S. banks and thrifts (the “Nationwide Precedent Transactions”). The Nationwide Precedent Transactions group consisted of bank and thrift transactions announced between May 15, 2018 and May 15, 2019 with disclosed deal values, target assets between $500 million and $1.5 billion and target LTM ROAA greater than 0.0%.

The Nationwide Precedent Transactions group was composed of the following transactions (listed in reverse chronological order):

Acquiror	Target
BancFirst Corporation (OK)	Pegasus Bank (TX)
Central Bancompany, Inc. (MO)	Liberty Bancorp, Inc. (MO)
Glacier Bancorp, Inc. (MT)	Heritage Bancorp (NV)
ChoiceOne Financial Services, Inc. (MI)	County Bank Corp (MI)
Community Bank System, Inc. (NY)	Kinderhook Bank Corp. (NY)
Heartland Financial USA, Inc. (IA)	Blue Valley Ban Corp. (KS)
First Financial Corporation (IN)	HopFed Bancorp, Inc. (KY)
First Midwest Bancorp, Inc. (IL)	Bridgeview Bancorp, Inc. (IL)
Cambridge Bancorp (MA)	Optima Bank & Trust Company (NH)
First Citizens BancShares, Inc. (NC)	Biscayne Bancshares, Inc. (FL)
Simmons First National Corporation (AR)	Reliance Bancshares, Inc. (MO)
Enterprise Financial Services Corp (MO)	Trinity Capital Corporation (NM)
Horizon Bancorp, Inc. (IN)	Salin Bancshares, Inc. (IN)
First Interstate BancSystem, Inc. (MT)	Idaho Independent Bank (ID)
First Merchants Corporation (IN)	MBT Financial Corp. (MI)
American National Bankshares Inc. (VA)	HomeTown Bankshares Corporation (VA)
Park National Corporation (OH)	CAB Financial Corporation (SC)
MidWestOne Financial Group, Inc. (IA)	ATBancorp (IA)
Banner Corporation (WA)	Skagit Bancorp, Inc. (WA)
Northwest Bancshares, Inc. (PA)	Donegal Financial Services Corp. (PA)
Seacoast Banking Corporation of Florida (FL)	First Green Bancorp, Inc. (FL)
German American Bancorp, Inc. (IN)	First Security, Inc. (KY)

Using the latest publicly available information prior to the announcement of the respective transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share, tangible book value premium to core deposits and (in the case of 12 selected transactions) one-day market premium/discount. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group (excluding the impact of the transaction price to LTM earnings per share multiples of two selected transactions, which multiples were excluded as not meaningful because they were greater either negative or greater than 50.0x).

	Nationwide Precedent Transactions
	Presidio / Heritage		Mean		Median		High		Low
Transaction Price / LTM Earnings Per Share	15.3	x	25.2	x	24.0	x	44.0	x	6.3	x
Transaction Price / Tangible Book Value Per Share	203%		190%		181%		259%		128%
Tangible Book Value Premium to Core Deposits¹	13.3%		10.9%		10.4%		20.7%		3.4%
One Day Market Premium	17.6%		36.7%		36.5%		74.4%		-1.6%

Note:

1:	Excludes CDs greater than $100,000

Heritage Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for Heritage with a group of banks selected by Sandler O’Neill (the “Heritage Peer Group”). The Heritage Peer Group consisted of major exchange traded banks headquartered in the Western Region (comprised of Alaska, Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming) with assets between $1 billion and $6 billion, excluding announced merger targets and ethnic-focused banks. The Heritage Peer Group consisted of the following companies:

Bank of Commerce Holdings	First Financial Northwest, Inc.
Bank of Marin Bancorp	Heritage Financial Corporation
BayCom Corp	Northrim BanCorp, Inc.
Central Pacific Financial Corp.	Oak Valley Bancorp
Central Valley Community Bancorp	Pacific Mercantile Bancorp
Coastal Financial Corporation	Sierra Bancorp
First Choice Bancorp	Westamerica Bancorporation

The analysis compared publicly available financial information for Heritage as of or for the LTM period ended March 31, 2019 with the corresponding publicly available data for the Heritage Peer Group as of or for the LTM period ended March 31, 2019, with pricing data as of May 15, 2019. Using publicly available mean analyst earnings per share, the analysis also compared market price to estimated 2019 earnings per share and market price to estimated 2019 earnings per share of Heritage and the Heritage Peer Group. The table below sets forth the data for Heritage and the high, low, median and mean data for the Heritage Peer Group.

	Heritage Peer Group
	Heritage		Mean		Median		High		Low
Total Assets ($ in millions)	3,116		2,454		1,542		5,841		1,056
Market Value ($ in millions)	522		463		257		1,668		149
Price/Tangible Book Value	184%		167%		156%		312%		114%
Price/LTM Earnings Per Share(1)	13.7	x	15.3	x	15.2	x	22.6	x	11.6	x
Price/Estimated 2019 Earnings Per Share	10.1	x	14.0	x	13.6	x	21.0	x	9.7	x
Price/Estimated 2020 Earnings Per Share	9.6	x	13.3	x	12.6	x	20.1	x	9.3	x
Current Dividend Yield	4.0%		1.9%		2.2%		3.7%		0.0%
One-Year Stock Price Change	-28.4%		-3.8%		-4.9%		16.3%		-25.2%
LTM Efficiency Ratio	49%		61%		61%		72%		49%
LTM Net Interest Margin	4.37%		4.05%		4.09%		5.18%		3.00%
LTM Return on Average Assets	1.23%		1.25%		1.24%		1.80%		0.81%
LTM Return on Average Tangible Common Equity	14.4%		12.8%		12.8%		21.5%		6.7%
Tangible Common Equity/Tangible Assets	9.4%		10.6%		10.3%		12.8%		8.6%
Loans/Deposits	70%		81%		82%		112%		25%
Non-performing Assets/Total Assets	0.52%		0.53%		0.33%		1.90%		0.05%

Note:

(1)	LTM EPS for Pacific Mercantile Bancorp excludes one time negative tax provision and assumes a 28% tax rate.

Heritage Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of Heritage common stock for the one-year and three-year periods ended May 15, 2019. Sandler O’Neill then compared the relationship between the stock price performance of Heritage’s common stock to movements in the Heritage Peer Group as well as certain stock indices.

Heritage One-Year Price Performance

	Beginning May 15, 2018	Ending May 15, 2019
Heritage	100.0%	71.6%
Heritage Peer Group Median	100.0%	95.1%
NASDAQ Bank	100.0%	85.1%
S&P 500	100.0%	105.1%

Heritage Three-Year Price Performance

	Beginning May 15, 2016	Ending May 15, 2019
Heritage	100.0%	116.7%
Heritage Peer Group Median	100.0%	147.4%
NASDAQ Bank	100.0%	134.1%
S&P 500	100.0%	139.3%

Heritage Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Heritage common stock assuming that Heritage performed in accordance with publicly available mean analyst earnings per share and dividends per share estimates for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for Heritage for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage. To approximate the terminal value of Heritage common stock at December 31, 2023, Sandler O’Neill applied price to earnings per share multiples ranging from 12.0x to 18.0x and price to tangible book value per share multiples ranging from 125% to 225%. The terminal values were then discounted to present values as of March 31, 2019 using different discount rates ranging from 10.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage common stock. As illustrated in the following tables, the analysis indicated an imputed range of net present values per share of Heritage common stock of $10.58 to $18.34 when applying multiples of earnings per share and $8.39 to $16.73 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	12.0x	13.5x	15.0x	16.5x	18.0x
10.0%	$12.89	$14.25	$15.61	$16.98	$18.34
11.0%	$12.38	$13.68	$14.99	$16.30	$17.60
12.0%	$11.90	$13.15	$14.40	$15.65	$16.90
13.0%	$11.44	$12.64	$13.84	$15.03	$16.23
14.0%	$11.00	$12.15	$13.30	$14.45	$15.60
15.0%	$10.58	$11.69	$12.79	$13.89	$15.00

	Tangible Book Value Per Share Multiples
Discount Rate	125%	145%	165%	185%	205%	225%
10.0%	$10.18	$11.49	$12.80	$14.11	$15.42	$16.73
11.0%	$9.79	$11.04	$12.30	$13.55	$14.80	$16.06
12.0%	$9.41	$10.61	$11.82	$13.02	$14.22	$15.42
13.0%	$9.06	$10.21	$11.36	$12.51	$13.66	$14.82
14.0%	$8.72	$9.82	$10.93	$12.03	$13.14	$14.24
15.0%	$8.39	$9.45	$10.51	$11.57	$12.63	$13.69

Sandler O’Neill also considered and discussed with the Presidio board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Heritage’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for Heritage common stock, applying the price to 2023 earnings per share multiples range of 12.0x to 18.0x referred to above and a discount rate of 13.16%.

	Earnings Per Share Multiples
Variance to Base	12.0x	13.5x	15.0x	16.5x	18.0x
-15.0%	$9.93	$10.95	$11.96	$12.97	$13.99
-10.0%	$10.41	$11.48	$12.56	$13.63	$14.70
-5.0%	$10.89	$12.02	$13.15	$14.28	$15.42
0.0%	$11.36	$12.56	$13.75	$14.94	$16.13
5.0%	$11.84	$13.09	$14.34	$15.59	$16.85
10.0%	$12.32	$13.63	$14.94	$16.25	$17.56
15.0%	$12.79	$14.16	$15.54	$16.91	$18.28

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) the merger closes on September 30, 2019; (ii) internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021 as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio; (iii) publicly available mean analyst earnings per share and dividends per share estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage and (iv) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the merger, as provided by the senior management of Heritage. The analysis indicated that the merger could be accretive to Heritage’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023, dilutive to Heritage’s estimated tangible book value at close and at December 31, 2019, December 31, 2020, December 31, 2021 and December 31, 2022, and approximately neutral to Heritage’s estimated tangible book value at December 31, 2023. This analysis also indicated that, based on Heritage’s projected pro forma financial results attributable to a share of Presidio common stock using the per share exchange ratio in the merger, the merger could be accretive relative to Presidio’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023.

In connection with this analysis, Sandler O’Neill considered and discussed with the Presidio board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as Presidio’s financial advisor in connection with the merger and will receive a fee for its services in an amount equal to 1.60% of the aggregate purchase price, which fee at the time of announcement of the merger was approximately $3.3 million. Sandler O’Neill’s transaction fee is contingent upon consummation of the merger. Sandler O’Neill also received a fee for rendering its opinion, which fairness opinion fee will be credited in full towards the fee which will become due and payable to Sandler O’Neill on the day of closing of the merger. Presidio has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with Sandler O’Neill’s engagement. In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill did not provide any other investment banking services to Presidio. In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill provided certain investment banking services to Heritage. Most recently, Sandler O’Neill acted as book-running manager in connection with the offer and sale of Heritage subordinated debt, which transaction closed in May 2017. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Presidio, Heritage and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of Presidio, Heritage or their respective affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers.

Opinion of Heritage’s Financial Advisor

On February 15, 2019, Heritage entered into an engagement agreement with D.A. Davidson & Co. (which we refer to as Davidson) to render financial advisory and investment banking services to Heritage. As part of its engagement, Davidson agreed to assist Heritage in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Heritage and another corporation or business entity. Davidson also agreed to provide Heritage’s board of directors with an opinion as to the fairness, from a financial point of view, to Heritage of the merger consideration to be paid to the holders of Presidio’s common stock in the proposed merger. Heritage engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Heritage and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

On May 16, 2019, the Heritage board of directors held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Heritage board of directors that, as such date and based upon and subject to assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration to be paid to the holders of Presidio’s common stock was fair, from a financial point of view, to Heritage in the proposed merger.

The full text of Davidson’s written opinion, dated May 16, 2019, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Heritage’s shareholders are urged to read the opinion in its entirety.

Davidson’s opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Heritage board of directors and addresses only the fairness, from a financial point of view, to Heritage of the merger consideration to be paid to the holders of Presidio’s common stock in the proposed merger. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Heritage to engage in the merger, (ii) the relative merits or effect of the merger as compared to any alternative business transactions or strategies that may be or may have been available to or contemplated by Heritage or Heritage’s board of directors or (iii) any legal, regulatory, accounting, tax or similar matters relating to Heritage, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger, except for the merger consideration. Heritage and Presidio determined the merger consideration through the negotiation process. The opinion does not express any view as to the amount or nature of the compensation to any of Heritage’s or Presidio’s officers, directors or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. The opinion has been reviewed and approved by Davidson’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Davidson has reviewed the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part and consented to the inclusion of its opinion to the Heritage board of directors as Annex B to this joint proxy statement/prospectus and to the references to Davidson and its opinion contained herein. A copy of the consent of Davidson is attached as Exhibit 99.2 to the registration statement on Form S-4.

In connection with rendering its opinion, Davidson reviewed, among other things, the following:

•	a draft of the merger agreement, dated May 14, 2019;

•

certain financial statements and other historical financial and business information about Heritage and Presidio made available to Davidson from published sources and/or from the internal records of Heritage and Presidio that Davidson deemed relevant;

•

certain publicly available analyst earnings estimates Heritage for the years ending December 31, 2019 and December 31, 2020 and an estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heritage;

•

financial projections for Presidio for the years ending December 31, 2019, December 31, 2020, and December 31, 2021, and an estimated long term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Heritage;

•	the current market environment generally and the banking environment in particular;

•	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

•	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

•	the relative contributions of Heritage and Presidio to the combined company;

•	the pro forma financial impact of the transaction, taking into consideration the amounts and timing of the transaction costs, cost savings and revenue enhancements;

•	the net present value of Heritage and Presidio with consideration of projected financial results; and

•

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as Davidson considered relevant including discussions with management and other representatives and advisors of Heritage and Presidio concerning the business, financial condition, results of operations and prospects of Heritage and Presidio.

In arriving at its opinion, Davidson assumed and relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to, discussed with or reviewed by or for Davidson. Davidson has relied on the assurances of management of Heritage that they are not aware of any facts or circumstances that would make any of such information, forecasts or analyses inaccurate or misleading. Davidson did not independently verify, and did not assume responsibility for independently verifying, such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Heritage or Presidio. In addition, Davidson did not assume any obligation to conduct, nor did Davidson conduct any physical inspection of the properties or facilities of Heritage or Presidio and has not been provided with any reports of such physical inspections. Davidson assumed that there has been no material change in Heritage’s or Presidio’s business, assets, financial condition, results of operations, cash flows, or prospects since the date of the most recent financial statements provided to Davidson.

With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with Davidson, Davidson has been advised by management of Heritage that such financial projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Heritage as to the future financial performance of Heritage and the other matters covered thereby, and that the financial results reflected in such forecasts and analyses will be realized in the amounts and at the times projected. Davidson assumes no responsibility for and does not express an opinion as to these projections and estimates or the assumptions on which they were based.

Davidson did not make an independent evaluation or appraisal of the loan and lease portfolios, classified loans, other real estate owned or any other specific assets, nor has Davidson assessed the adequacy of the allowance for loan losses of Heritage or Presidio. Davidson has not reviewed any individual credit files relating to Heritage or Presidio. Davidson assumed that the respective allowances for loan losses for both Heritage and Presidio are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson did not make an independent evaluation of the quality of Heritage’s or Presidio’s deposit base, nor has it independently evaluated potential deposit concentrations or the deposit composition of Heritage or Presidio. Davidson did not make an independent evaluation of the quality of Heritage’s or Presidio’s investment securities portfolio, nor did Davidson independently evaluated potential concentrations in the investment securities portfolio of Heritage or Presidio.

Davidson assumed that all representations and warranties contained in the merger agreement and all related agreements are true and correct in all respects material to Davidson’s analysis, and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification, or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to Davidson’s analysis. Davidson has assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the merger will be obtained without any material adverse effect on Heritage or the contemplated benefits of the merger.

Davidson assumed in all respects material to its analysis that Heritage and Presidio will remain as going concerns for all periods relevant to its analysis. Davidson’s opinion was necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Heritage’s board of directors.

Davidson’s opinion does not take into account individual circumstances of specific holders with respect to control, voting or other rights which may distinguish such holders.

Davidson also does not express an opinion as to the actual value of Heritage’s common stock when issued in the merger or the prices at which Heritage’s common stock will trade following announcement of the transaction or at any future time.

Davidson has not evaluated the solvency or fair value of Heritage or Presidio under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Its opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Heritage or Presidio. Davidson is not expressing any opinion as to the impact of the merger on the solvency or viability of Heritage or Presidio or the ability of Heritage or Presidio to pay their respective obligations when they come due.

Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of May 15, 2019, the last trading day prior to the date on which Davidson delivered the fairness opinion letter to Heritage’s board of directors, and is not necessarily indicative of market conditions after such date.

References to “HTBK” refers to the “Heritage.”

Implied Valuation Multiples for Presidio based on the Merger Consideration

Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, each share of Presidio common stock will be converted into the right to receive 2.47 shares of Heritage common stock. The terms and conditions of the merger are more fully described in the merger agreement. For purposes of the financial analyses described below, based on the closing price of Heritage common stock on May 15, 2019, of $12.05, the merger consideration represented an implied value of $29.76 per share of Presidio common stock. Based upon financial information as of or for the twelve month period ended March 31, 2019 and other financial and market information described below, Davidson calculated the following transaction ratios:

Transaction Ratios

	Per Share		Aggregate
Transaction Price / LTM Net Income	15.3	x	15.6	x
Transaction Price / 2019E Net Income(1)	14.9	x	15.3	x
Transaction Price / 2020E Net Income(1)	13.0	x	13.2	x
Transaction Price / Book Value	202.8%		213.1%
Transaction Price / Tangible Book Value	202.8%		213.1%
Tangible Book Premium / Core Deposits(2)	—		14.4%
Transaction Price / Presidio’s Closing Price as of 5/15/2019(3)	17.6%
Transaction Price / Presidio’s 20-Day Average Price as of 5/15/2019(4)	18.2%

(1)	Financial projections in 2019 and 2020 for Presidio based on management budget as discussed with and confirmed by HTBK management
(2)	Tangible book premium / core deposits calculated by dividing the excess or deficit of the merger consideration compared to tangible book value by core deposits
(3)	Based on Presidio’s Closing Price as of May 15, 2019 of $25.30
(4)	Based on Presidio’s 20-Day Average Price as of May 15, 2019 of $25.17

Stock Price Performance of Heritage and Presidio

Davidson reviewed the history of the reported trading prices and volume of Heritage and Presidio common stock and certain stock indices, including the Russell 3000 and the KBW Nasdaq Regional Bank Index. Davidson compared the stock price performance of Heritage or Presidio with the performance of the Russell 3000 and the KBW Nasdaq Regional Banking Index as follows:

One Year Stock Performance

	Beginning Index Value on 5/15/2018	Ending Index Value on 5/15/2019
Russell 3000	100.00%	104.43%
KBW Nasdaq Regional Banking Index	100.00%	84.50%
HTBK	100.00%	71.60%
Presidio	100.00%	95.29%

Three Year Stock Performance

	Beginning Index Value on 5/17/2016	Ending Index Value on 5/15/2019
Russell 3000	100.00%	139.64%
KBW Nasdaq Regional Banking Index	100.00%	126.75%
HTBK	100.00%	119.43%
Presidio	100.00%	186.03%

Contribution Analysis

Davidson analyzed the relative contribution of Heritage and Presidio to certain financial and operating metrics for the pro forma combined company. Such financial and operating metrics included: (i) net income for common shareholders during the preceding twelve months ended March 31, 2019; (ii) annualized net income for common shareholders during the preceding three months ended March 31, 2019; (iii) estimates for Heritage GAAP net income in 2019 and 2020 based on publicly available average Street estimates, as discussed with and confirmed by Heritage management; (iv) estimates for Presidio GAAP net income in 2019 and 2020 based on Presidio’s management budget, as discussed with and confirmed by Heritage management; (v) total assets; (vi) gross loans; (vii) total deposits; (viii) non-interest bearing demand deposits; (ix) non-CD deposits; and (x) tangible common equity. The relative contribution analysis did not give effect to the impact of any synergies as a result of the proposed merger. The results of this analysis are summarized in the table below, which also compares the results of this analysis with the implied pro forma ownership percentages of Heritage or Presidio shareholders in the combined company:

Contribution Analysis

	HTBK Stand-alone	HTBK % of Total	Presidio Stand-alone	Presidio % of Total
Income Statement—Historical
LTM Net Income (in thousands)(1)	$38,668	75.3%	$12,663	24.7%
MRQ, Annualized Net Income (in thousands)(2)	$48,584	79.9%	$12,236	20.1%
Income Statement—Projections
2019E Net Income (in thousands)(3)(4)	$49,784	79.4%	$12,897	20.6%
2020E Net Income (in thousands)(3)(4)	$52,404	77.8%	$14,918	22.2%
Balance Sheet
Total Assets (in thousands)	$3,115,877	77.5%	$906,059	22.5%
Gross Loans, Incl. Loans HFS (in thousands)	$1,851,534	72.4%	$705,114	27.6%
Total Deposits (in thousands)	$2,640,244	76.9%	$793,706	23.1%
Non-Interest Bearing Demand Deposits (in thousands)	$1,016,770	73.5%	$366,381	26.5%
Non-CD Deposits (in thousands)	$2,481,072	77.3%	$729,343	22.7%
Tangible Common Equity (in thousands)	$283,309	75.4%	$92,619	24.6%
Pro Forma Ownership		73.5%		26.5%

Note: Pro forma contribution does not include any purchase accounting or merger adjustments

(1)	Net income for the preceding twelve months ending March 31, 2019
(2)	Net income for the preceding three months ending March 31, 2019, on an annualized basis
(3)	Financial projections for HTBK based on average Street EPS estimates in 2019-2020, as discussed with and confirmed by HTBK management
(4)	Financial projections for Presidio based on management budget in 2019-2020, as discussed with and confirmed by HTBK management

Heritage Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for Heritage and a group of 13 financial institutions selected by Davidson which: (i) were headquartered in California; (ii) had their common stock listed on the NASDAQ or NYSE stock exchanges; (iii) had assets between $1.0 billion and $10.0 billion; and (iv) were not pending merger targets or ethnic banks. The 13 financial institutions were as follows:

Banc of California, Inc. Bank of Commerce Holdings Bank of Marin Bancorp BayCom Corp Central Valley Community Bancorp First Foundation Inc. Luther Burbank Corporation	Oak Valley Bancorp Opus Bank Pacific Mercantile Bancorp Sierra Bancorp TriCo Bancshares Westamerica Bancorporation

Note: Does not reflect impact from pending acquisitions or acquisitions closed after May 15, 2019

The analysis compared the financial condition and market performance of Heritage and the 13 financial institutions identified above based on publicly available financial and market trading information for Heritage and the 13 financial institutions as of or for the three-month or twelve-month periods ended March 31, 2019. The analysis also compared the 2019 and 2020 earnings per share multiples for Heritage and the 13 financial institutions identified above based on publicly available average Street estimates for Heritage and the 13 financial institutions. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by Davidson).

Financial Condition and Performance

		Comparable Companies
	HTBK	Median	Average	Minimum	Maximum
Total Assets (in millions)	$3,116	$2,539	$4,203	$1,056	$9,887
Loan / Deposit Ratio	70.0%	81.4%	81.5%	25.1%	120.9%
Non-Performing Assets / Total Assets	0.56%	0.18%	0.24%	0.03%	0.99%
Tangible Common Equity Ratio	9.35%	9.77%	9.65%	6.32%	12.66%
Net Interest Margin (Most Recent Quarter)	4.38%	3.98%	3.64%	1.86%	4.63%
Cost of Deposits (Most Recent Quarter)	0.28%	0.43%	0.70%	0.04%	1.93%
Efficiency Ratio (Most Recent Quarter)	53.5%	62.2%	62.4%	48.6%	83.0%
Return on Average Tangible Common Equity (Most Recent Quarter)	17.90%	11.54%	11.14%	4.12%	16.08%
Return on Average Assets (Most Recent Quarter)	1.58%	1.17%	0.97%	0.26%	1.44%

Market Information

			Comparable Companies
	HTBK		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$522		$570		$580		$149		$1,668
Price vs. 52-Week High	-33.4%		-20.9%		-18.9%		-32.1%		-4.7%
Price vs. 52-Week Low	11.2%		18.0%		20.8%		10.1%		40.5%
Price Change (LTM)	-28.4%		-7.1%		-8.9%		-27.0%		8.6%
Price Change (YTD)	6.3%		7.1%		6.7%		-4.7%		16.5%
Price / MRQ Earnings Per Share	10.8	x	13.4	x	15.3	x	11.4	x	21.2	x
Price / LTM Earnings Per Share	13.7	x	13.3	x	15.3	x	7.5	x	28.8	x
Price / 2019E Earnings Per Share(1)	10.6	x	13.0	x	14.5	x	10.9	x	20.8	x
Price / 2020E Earnings Per Share(1)	10.0	x	12.0	x	12.8	x	9.7	x	20.1	x
Price / Tangible Book Value Per Share	184.8%		142.2%		155.9%		98.3%		312.2%
Dividend Yield (Most Recent Quarter)	3.98%		1.93%		1.84%		0.00%		3.74%

(1)	Earnings per share estimates based on publicly available average Street estimates

Presidio Comparable Companies Analysis

Davidson used publicly available information to compare selected financial and market trading information for Presidio and a group of 9 financial institutions selected by Davidson which: (i) were headquartered in California; (ii) had their common stock listed on an OTC exchange; (iii) had assets between $700 million and $2.0 billion; and (iv) were not pending merger targets or ethnic banks. These 9 financial institutions were as follows:

Avidbank Holdings, Inc. Bank of Southern California, N.A. California BanCorp First Northern Community Bancorp Mission Bancorp	Private Bancorp of America, Inc. Seacoast Commerce Banc Holdings Suncrest Bank Valley Republic Bancorp

Note: Does not reflect impact from pending acquisitions or acquisitions closed after May 15, 2019

The analysis compared the financial condition and market performance of Presidio and the 9 financial institutions identified above based on publicly available financial and market trading information for Presidio and the 9 financial institutions as of or for the three-month or twelve-month periods ended March 31, 2019. The table below shows the results of this analysis (excluding the impact of earnings per share multiples considered not meaningful by Davidson).

Financial Condition and Performance

		Comparable Companies
	Presidio	Median	Average	Minimum	Maximum
Total Assets (in millions)	$906	$931	$938	$726	$1,219
Loan / Deposit Ratio	88.8%	86.7%	85.8%	60.5%	101.7%
Non-Performing Assets / Total Assets	0.41%	0.16%	0.19%	0.00%	0.55%
Tangible Common Equity Ratio	10.22%	10.31%	9.88%	8.31%	11.02%
Net Interest Margin (Most Recent Quarter)	4.64%	4.58%	4.59%	3.35%	6.15%
Cost of Deposits (Most Recent Quarter)	0.41%	0.55%	0.57%	0.14%	0.95%
Efficiency Ratio (Most Recent Quarter)	57.3%	60.2%	62.4%	51.3%	74.1%
Return on Average Tangible Common Equity (Most Recent Quarter)	13.58%	13.78%	12.84%	6.66%	18.35%
Return on Average Assets (Most Recent Quarter)	1.44%	1.32%	1.24%	0.76%	1.83%

Market Performance Multiples

			Comparable Companies
	Presidio		Median		Average		Minimum		Maximum
Market Capitalization (in millions)	$160		$145		$143		$111		$185
Price vs. 52-Week High	-6.3%		-11.0%		-12.6%		-21.1%		-4.6%
Price vs. 52-Week Low	24.3%		15.1%		11.2%		0.2%		19.0%
Price Change (LTM)	-4.7%		-8.3%		-4.3%		-12.9%		14.5%
Price Change (YTD)	21.3%		3.1%		5.0%		-5.7%		14.3%
Price / MRQ Earnings Per Share	13.5	x	12.7	x	13.9	x	9.1	x	20.8	x
Price / LTM Earnings Per Share	13.0	x	13.8	x	16.0	x	10.4	x	26.6	x
Price / Tangible Book Value Per Share	172.4%		140.2%		161.0%		121.9%		224.8%
Dividend Yield (Most Recent Quarter)	0.00%		0.00%		0.23%		0.00%		2.07%

Precedent Transactions Analysis

Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) “Nationwide Transactions,” and (2) “Western U.S. Transactions.”

“Nationwide Transactions” included 24 transactions where:

•	the selling company was a bank headquartered in the United States;

•	the deal value of the transaction was between $100 million and $500 million;

•	the selling company had a return on average assets above 1.00% in the preceding twelve months;

•	the transaction was announced between January 1, 2017 and May 15, 2019;

•	the transaction’s pricing information was publicly available; and

•	the transaction was not a merger of equals.

“Western U.S. Transactions” included 13 transactions where:

•	the selling company was a bank headquartered in the Western United States;

•	the deal value of the transaction was between $100 million and $500 million;

•	the transaction was announced between January 1, 2017 and May 15, 2019;

•	the transaction’s pricing information was publicly available; and

•	the transaction was not a merger of equals.

The following tables set forth the transactions included in “Nationwide Transactions” and “Western U.S. Transactions,” and are sorted by announcement date:

Nationwide Transactions

Announcement Date	Acquirer	Target
4/24/2019*	BancFirst Corporation	Pegasus Bank
4/03/2019*	Glacier Bancorp, Inc.	Heritage Bancorp
3/05/2019*	BancorpSouth Bank	Summit Financial Enterprises, Inc.
11/16/2018	First Citizens BancShares, Inc.	Biscayne Bancshares, Inc.
8/22/2018	MidWestOne Financial Group, Inc.	ATBancorp
6/11/2018	CapStar Financial Holdings, Inc.	Athens Bancshares Corporation
4/30/2018	Allegiance Bancshares, Inc.	Post Oak Bancshares, Inc.
4/24/2018	National Commerce Corporation	Landmark Bancshares, Inc.
4/18/2018	BancorpSouth Bank	Icon Capital Corporation
1/09/2018	Meta Financial Group, Inc.	Crestmark Bancorp Inc.
12/12/2017	Heartland Financial USA, Inc.	First Bank Lubbock Bancshares, Inc.
12/11/2017	TriCo Bancshares	FNB Bancorp
11/28/2017	Independent Bank Group, Inc.	Integrity Bancshares, Inc.
10/26/2017	Glacier Bancorp, Inc.	Inter-Mountain Bancorp., Inc.
8/22/2017	Arvest Bank Group, Inc.	Bear State Financial, Inc.
8/09/2017	Pacific Premier Bancorp, Inc.	Plaza Bancorp
6/30/2017	OceanFirst Financial Corp.	Sun Bancorp, Inc.
6/27/2017	United Community Banks, Inc.	Four Oaks Fincorp, Inc.
6/15/2017	State Bank Financial Corporation	AloStar Bank of Commerce
6/12/2017	Southside Bancshares, Inc.	Diboll State Bancshares, Inc.
3/13/2017	First Busey Corporation	Mid Illinois Bancorp, Inc.
2/06/2017	First Busey Corporation	First Community Financial Partners, Inc.
1/31/2017	Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
1/23/2017	Simmons First National Corporation	First Texas BHC, Inc.

*	Indicates the transaction was pending as of May 15, 2019

Western U.S. Transactions

Announcement Date	Acquirer	Target
4/03/2019*	Glacier Bancorp, Inc.	Heritage Bancorp
11/01/2018	Enterprise Financial Services Corp	Trinity Capital Corporation
10/11/2018	First Interstate BancSystem, Inc.	Idaho Independent Bank
7/25/2018	Banner Corporation	Skagit Bancorp, Inc.
4/25/2018	First Interstate BancSystem, Inc.	Northwest Bancorporation, Inc.
2/26/2018	First Choice Bancorp	Pacific Commerce Bancorp
2/12/2018	Mechanics Bank	Learner Financial Corporation
12/19/2017	First Foundation Inc.	PBB Bancorp
12/11/2017	TriCo Bancshares	FNB Bancorp
10/26/2017	Glacier Bancorp, Inc.	Inter-Mountain Bancorp., Inc.
8/09/2017	Pacific Premier Bancorp, Inc.	Plaza Bancorp
7/26/2017	Heritage Financial Corporation	Puget Sound Bancorp, Inc.
2/13/2017	Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.

*	Indicates the transaction was pending as of May 15, 2019

For each transaction referred to above, Davidson compared, among other things, the following implied ratios:

•

transaction price compared to tangible book value on a per share and aggregate basis, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•

transaction price compared to earnings per share for the last twelve months, based on the latest publicly available financial statements of the target company prior to the announcement of the transaction;

•	transaction price per share compared to the closing stock price of the target company for the day prior to the announcement of the transaction; and

•	tangible book premium compared to core deposits based on the latest publicly available financial statements of the target company prior to the announcement of the transaction.

Davidson compared the multiples of the comparable transaction groups and other operating financial data where relevant to the proposed merger multiples and other operating financial data of Heritage as of or for the 3-month period ended March 31, 2019. The table below sets forth the results of this analysis.

Financial Condition and Performance
		Nationwide				Western U.S.
	Presidio	Median	Average	Minimum	Maximum	Median	Average	Minimum	Maximum
Total Assets (in millions)	$906	$967	$1,086	$472	$2,256	$830	$913	$536	$1,377
Return on Average Assets (Last Twelve Months)	1.44%	1.21%	1.36%	1.00%	2.82%	0.88%	0.96%	0.42%	2.31%
Return on Average Equity (Last Twelve Months)	13.58%	11.89%	13.26%	6.11%	22.15%	9.48%	9.74%	5.21%	20.02%
Tangible Common Equity Ratio	10.22%	9.10%	9.76%	6.20%	20.47%	9.16%	9.19%	7.40%	112.11%
Efficiency Ratio (Last Twelve Months)	57.3%	59.8%	60.7%	37.2%	89.1%	61.3%	63.3%	37.2%	79.6%
Non-Performing Assets / Total Assets	0.41%	0.80%	0.83%	0.00%	2.52%	0.38%	0.69%	0.00%	3.44%

Transaction Multiples
			Nationwide								Western U.S.
	Presidio		Median		Average		Minimum		Maximum		Median		Average		Minimum		Maximum
Transaction Price / Tangible Book Value (Per Share)	202.8%		220.1%		215.1%		100.9%		404.0%		219.2%		216.2%		170.1%		259.9%
Transaction Price / Tangible Book Value (Aggregate)	213.1%		220.1%		216.8%		100.9%		404.0%		223.3%		222.6%		170.1%		273.1%
Transaction Price / Last Twelve Months EPS	15.6	x	17.6	x	18.2	x	11.2	x	25.1	x	23.5	x	25.5	x	12.9	x	41.0	x
One-Day Market Premium(1)	17.6%		11.9%		13.6%		1.3%		29.0%		31.9%		34.3%		12.2%		58.7%
Tangible Book Premium / Core Deposits(2)	14.4%		14.4%		14.7%		0.4%		27.1%		15.3%		14.6%		8.2%		21.2%

(1)	Based on Presidio’s closing price as of May 15, 2019 of $25.30
(2)	Core deposits exclude time deposits. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis for Presidio

Davidson performed an analysis that estimated the net present value per share of Presidio common stock under various circumstances. The analysis assumed: (i) Presidio performed in accordance with management’s financial forecasts for the years ending December 31, 2019, December 31, 2020 and December 31, 2021 and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage management. To approximate the terminal value of Presidio common stock at December 31, 2024, Davidson applied price to earnings multiples of 12.0x to 26.0x and multiples of tangible book value ranging from 140.0% to 280.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11.00% to 16.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Presidio’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the May 16, 2019 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Presidio common stock of $16.97 to $47.39 when applying the price to earnings multiples to the financial forecasts and $18.22 to $46.97 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
11.00%	$21.87	$25.52	$29.16	$32.81	$36.45	$40.10	$43.74	$47.39
12.00%	$20.77	$24.23	$27.69	$31.16	$34.62	$38.08	$41.54	$45.00
13.00%	$19.73	$23.02	$26.31	$29.60	$32.89	$36.18	$39.47	$42.76
14.00%	$18.76	$21.88	$25.01	$28.14	$31.26	$34.39	$37.52	$40.64
15.00%	$17.84	$20.81	$23.78	$26.76	$29.73	$32.70	$35.68	$38.65
16.00%	$16.97	$19.80	$22.63	$25.46	$28.28	$31.11	$33.94	$36.77

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	140.0%	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%
11.00%	$23.48	$26.84	$30.19	$33.55	$36.90	$40.26	$43.61	$46.97
12.00%	$22.30	$25.49	$28.67	$31.86	$35.04	$38.23	$41.42	$44.60
13.00%	$21.19	$24.21	$27.24	$30.27	$33.30	$36.32	$39.35	$42.38
14.00%	$20.14	$23.02	$25.89	$28.77	$31.65	$34.53	$37.40	$40.28
15.00%	$19.15	$21.89	$24.62	$27.36	$30.10	$32.83	$35.57	$38.30
16.00%	$18.22	$20.82	$23.43	$26.03	$28.63	$31.23	$33.84	$36.44

Davidson also considered and discussed with the Heritage board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Presidio estimated earnings per share in 2024 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Presidio common stock, using the same price to earnings multiples of 12.0x to 26.0x and a discount rate of 14.00%.

	Earnings Per Share Multiple
Variance to 2024 EPS	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x	26.0x
20.00%	$22.51	$26.26	$30.01	$33.76	$37.52	$41.27	$45.02	$48.77
15.00%	$21.57	$25.17	$28.76	$32.36	$35.95	$39.55	$43.14	$46.74
10.00%	$20.63	$24.07	$27.51	$30.95	$34.39	$37.83	$41.27	$44.71
5.00%	$19.70	$22.98	$26.26	$29.54	$32.83	$36.11	$39.39	$42.68
0.00%	$18.76	$21.88	$25.01	$28.14	$31.26	$34.39	$37.52	$40.64
-5.00%	$17.82	$20.79	$23.76	$26.73	$29.70	$32.67	$35.64	$38.61
-10.00%	$16.88	$19.70	$22.51	$25.32	$28.14	$30.95	$33.76	$36.58
-15.00%	$15.94	$18.60	$21.26	$23.92	$26.57	$29.23	$31.89	$34.55
-20.00%	$15.01	$17.51	$20.01	$22.51	$25.01	$27.51	$30.01	$32.51

Net Present Value Analysis for Heritage

Davidson performed an analysis that estimated the net present value per share of Heritage common stock under various circumstances. The analysis assumed (i) Heritage performed in accordance with publicly available average Street estimates for the years ending December 31, 2019 and December 31, 2020 and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage management. To approximate the terminal value of Heritage common stock at December 31, 2024, Davidson applied price to earnings multiples of 10.0x to 24.0x and multiples of tangible book value ranging from 140.0% to 280.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 14.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the May 16, 2019 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $9.25 to $24.60 when applying the price to earnings multiples to the financial forecasts and $9.45 to $21.43 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.00%	$11.69	$13.53	$15.37	$17.22	$19.06	$20.91	$22.75	$24.60
10.00%	$11.14	$12.89	$14.64	$16.39	$18.14	$19.89	$21.64	$23.39
11.00%	$10.63	$12.29	$13.95	$15.61	$17.27	$18.93	$20.59	$22.25
12.00%	$10.14	$11.72	$13.30	$14.87	$16.45	$18.03	$19.61	$21.18
13.00%	$9.68	$11.18	$12.68	$14.18	$15.68	$17.18	$18.68	$20.18
14.00%	$9.25	$10.68	$12.10	$13.53	$14.95	$16.38	$17.80	$19.22

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	140.0%	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%
9.00%	$11.95	$13.30	$14.66	$16.01	$17.37	$18.72	$20.08	$21.43
10.00%	$11.39	$12.67	$13.96	$15.24	$16.53	$17.82	$19.10	$20.39
11.00%	$10.86	$12.08	$13.30	$14.52	$15.74	$16.96	$18.18	$19.40
12.00%	$10.36	$11.52	$12.68	$13.84	$15.00	$16.16	$17.32	$18.48
13.00%	$9.90	$11.00	$12.10	$13.20	$14.30	$15.40	$16.50	$17.60
14.00%	$9.45	$10.50	$11.55	$12.59	$13.64	$14.69	$15.73	$16.78

Davidson also considered and discussed with the Heritage board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Heritage estimated earnings per share in 2024 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Heritage common stock, using the same price to earnings multiples of 10.0x to 24.0x and a discount rate of 12.00%.

	Earnings Per Share Multiple
Variance to 2024 EPS	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
20.00%	$11.72	$13.61	$15.50	$17.40	$19.29	$21.18	$23.08	$24.97
15.00%	$11.32	$13.14	$14.95	$16.77	$18.58	$20.39	$22.21	$24.02
10.00%	$10.93	$12.66	$14.40	$16.14	$17.87	$19.61	$21.34	$23.08
5.00%	$10.54	$12.19	$13.85	$15.50	$17.16	$18.82	$20.47	$22.13
0.00%	$10.14	$11.72	$13.30	$14.87	$16.45	$18.03	$19.61	$21.18
-5.00%	$9.75	$11.24	$12.74	$14.24	$15.74	$17.24	$18.74	$20.24
-10.00%	$9.35	$10.77	$12.19	$13.61	$15.03	$16.45	$17.87	$19.29
-15.00%	$8.96	$10.30	$11.64	$12.98	$14.32	$15.66	$17.00	$18.34
-20.00%	$8.56	$9.83	$11.09	$12.35	$13.61	$14.87	$16.14	$17.40

Illustrative Net Present Value Analysis for Pro Forma Heritage

For illustrative purposes, Davidson performed an analysis that estimated the net present value per share of Heritage common stock under various circumstances, including the impact of the merger with Presidio. The analysis assumed (i) Heritage performed in accordance with publicly available average “Street” estimates for the years ending December 31, 2019 and December 31, 2020, (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage management and (iii) the pro forma financial impact of the merger with Presidio including the cost savings estimates, purchase accounting adjustments and transaction expenses, as discussed with and confirmed by Heritage management. The analysis also assumed (i) Presidio performed in accordance with management’s financial forecasts for the years ending December 31, 2019,

December 31, 2020 and December 31, 2021 and (ii) an estimated long-term growth rate for the years thereafter, as discussed with and confirmed by Heritage management. To approximate the terminal value of Heritage common stock at December 31, 2024, Davidson applied price to earnings multiples of 10.0x to 24.0x and multiples of tangible book value ranging from 140.0% to 280.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 14.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium and plus the published Duff & Phelps Size Premium.

At the May 16, 2019 Heritage board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage common stock of $9.78 to $26.25 when applying the price to earnings multiples to the financial forecasts and $9.55 to $21.69 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

	Earnings Per Share Multiple
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.00%	$12.37	$14.36	$16.34	$18.32	$20.30	$22.28	$24.27	$26.25
10.00%	$11.79	$13.67	$15.55	$17.43	$19.31	$21.19	$23.08	$24.96
11.00%	$11.24	$13.03	$14.81	$16.60	$18.39	$20.17	$21.96	$23.74
12.00%	$10.73	$12.42	$14.12	$15.81	$17.51	$19.20	$20.90	$22.60
13.00%	$10.24	$11.85	$13.46	$15.07	$16.68	$18.30	$19.91	$21.52
14.00%	$9.78	$11.31	$12.84	$14.38	$15.91	$17.44	$18.97	$20.50

Tangible Book Value Multiples

	Tangible Book Value Per Share Multiple
Discount Rate	140.0%	160.0%	180.0%	200.0%	220.0%	240.0%	260.0%	280.0%
9.00%	$12.07	$13.45	$14.82	$16.19	$17.57	$18.94	$20.31	$21.69
10.00%	$11.51	$12.81	$14.11	$15.42	$16.72	$18.02	$19.33	$20.63
11.00%	$10.98	$12.21	$13.45	$14.69	$15.92	$17.16	$18.40	$19.63
12.00%	$10.47	$11.65	$12.82	$14.00	$15.17	$16.35	$17.52	$18.69
13.00%	$10.00	$11.12	$12.23	$13.35	$14.46	$15.58	$16.69	$17.81
14.00%	$9.55	$10.61	$11.67	$12.73	$13.79	$14.85	$15.92	$16.98

Davidson also considered and discussed with the Heritage board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Davidson performed a similar analysis assuming Heritage’s pro forma estimated earnings per share in 2024 varied from 20.00% above projections to 20.00% below projections. This analysis resulted in the following range of per share values for Heritage common stock, using the same price to earnings multiples of 10.0x to 24.0x, and using a discount rate of 12.00%.

Variance to 2024 EPS	Earnings Per Share Multiple
	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
20.00%	$12.42	$14.46	$16.49	$18.53	$20.56	$22.60	$24.63	$26.66
15.00%	$12.00	$13.95	$15.90	$17.85	$19.80	$21.75	$23.70	$25.65
10.00%	$11.58	$13.44	$15.31	$17.17	$19.04	$20.90	$22.76	$24.63
5.00%	$11.15	$12.93	$14.71	$16.49	$18.27	$20.05	$21.83	$23.61
0.00%	$10.73	$12.42	$14.12	$15.81	$17.51	$19.20	$20.90	$22.60
-5.00%	$10.30	$11.92	$13.53	$15.14	$16.75	$18.36	$19.97	$21.58
-10.00%	$9.88	$11.41	$12.93	$14.46	$15.98	$17.51	$19.04	$20.56
-15.00%	$9.46	$10.90	$12.34	$13.78	$15.22	$16.66	$18.10	$19.54
-20.00%	$9.03	$10.39	$11.75	$13.10	$14.46	$15.81	$17.17	$18.53

Financial Impact Analysis

Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Heritage and Presidio. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Presidio. In the course of this analysis, Davidson used the publicly available average Street estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, and used Presidio management’s financial forecasts for Presidio for the years ending December 31, 2019, December 31, 2020 and December 31, 2021, as discussed with and confirmed by Heritage management. This analysis indicated that the merger is expected to be accretive to Heritage’s estimated earnings per share beginning in 2020, after excluding non-recurring transaction-related expenses. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heritage and that Heritage would maintain capital ratios in excess of those required for Heritage to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Heritage and Presidio prior to and following the merger will vary from the projected results, and the variations may be material.

Davidson prepared its analyses for purposes of providing its opinion to Heritage’s board of directors as to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Presidio’s common stock in the proposed merger and to assist Heritage’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Heritage, Presidio or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

Davidson’s opinion was one of many factors considered by the Heritage’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Heritage or management with respect to the merger or the merger consideration.

Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Heritage in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Heritage, Presidio and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Heritage and Presidio for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Heritage selected Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement executed on February 15, 2019, Heritage engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Heritage agreed to pay Davidson a cash fee of $200,000 concurrently with the rendering of its opinion. Heritage will pay to Davidson at the time of closing of the merger a contingent cash fee equal to 0.75% of the aggregate consideration. Heritage has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Please be advised that during the two years preceding the date of this letter, neither Davidson or our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Heritage or Presidio.

Governing Documents

The articles of incorporation and bylaws of Heritage and HBC will continue to be the articles of incorporation and bylaws of Heritage and HBC following the merger, in each case until thereafter changed or amended as provided therein or by applicable law, subject to the change in Heritage’s authorized shares of common stock Heritage’s shareholders are being asked to approve at the Heritage meeting. See “Heritage Proposal—Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock.” HBC’s articles of incorporation and bylaws, as in effect immediately prior to the closing of the merger, will be the articles of incorporation and bylaws of the combined company.

Board of Directors and Officers of Heritage and HBC After the Merger

The directors and officers of Heritage and HBC immediately prior to the effective time of the merger will be the directors and officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified. In addition, prior to the closing of the merger, the Heritage board of directors and the HBC board of directors will take all actions necessary to appoint Stephen Heitel, the current chief executive officer of Presidio and a member of its board of directors, and Bruce Cabral and Marina Park both members of the current board of directors of Presidio, to the Heritage board of directors and HBC board of directors effective upon the closing of the merger. The Heritage board of directors, subject to its fiduciary duty, will also recommend that Stephen Heitel, Bruce Cabral, and Marina Park be included as a director candidates for election in the Heritage proxy statement for the 2020 and 2021 annual meetings of Heritage shareholders.

Bruce H. Cabral, 64, is the former Senior Executive Vice President and Chief Credit Officer of Union Bank, in San Francisco, California. Mr. Cabral retired from Union Bank in January, 2010 after a 32-year tenure which lasted from 1977 until his retirement. He has served on the Board of Directors of Presidio since 2010 and is current Vice Chairman of Presidio’s Board.

Stephen G. Heitel, 60, is Chief Executive Officer of Presidio. Prior to joining Presidio in October 2008, he served as President and Chief Executive Officer of Mid-Peninsula Bank based in Palo Alto, California. Mr. Heitel served in other senior positions at Greater Bay Bancorp, including President and Chief Executive Officer of San

Jose National Bank from December 2003 to November 2005, and as Executive Vice President and Chief Operating Officer of Cupertino National Bank from August 2001 to December 2003.

Marina H. Park, 62, is Chief Executive Officer of Girl Scouts of Northern California, which serves 19 counties in Northern California with almost 44,000 girls and 30,000 adults taking part in programs each year. Prior to joining Girl Scouts of Northern California in 2007, Ms. Park held a variety of progressively more senior positions at Pillsbury Winthrop Shaw Pittman LLP, an international law firm. Ms. Park has served on the Board of Directors of Presidio since 2010.

Information about the current Heritage directors and executive officers can be found in the proxy statement for the 2019 Heritage annual meeting of shareholders listed under the section entitled “Incorporation of Certain Documents by Reference” on page 193 and “Where You Can Find Additional Information.”

Interests of Presidio Directors and Executive Officers in the Merger

In considering the recommendations of the boards of directors of Heritage and Presidio to vote for the proposals described herein, shareholders of Heritage and Presidio should be aware that members of the Presidio board of directors and executive officers of Presidio may be considered to have interests in the merger that may differ from those of the shareholders of Heritage and Presidio. The Heritage and Presidio boards of directors were aware of these interests during their deliberations on the merits of the merger and in making their decisions to recommend to the respective shareholders of Heritage and Presidio that they vote to adopt and approve their respective proposals.

Stock Ownership

The directors and executive officers of Presidio, as a group, beneficially owned and had the power to vote as of July 10, 2019, a total of 606,686 shares of Presidio common stock, representing approximately 10% of the outstanding shares of Presidio common stock as of that date. All of these shares are expected to be voted in favor of the merger agreement pursuant to the voting and support agreements entered into by each of the directors and executive officers of Presidio. Please see “The Merger Agreement—Presidio Voting and Support Agreements” beginning on page 134. Each of these persons will receive the same merger consideration for their shares of Presidio common stock as the other Presidio shareholders. In addition, Mr. Heitel owns 1,000 shares of Heritage common stock which he acquired in 2015. The Heritage common stock held by Mr. Heitel will remain outstanding following consummation of the merger as with all other outstanding shares of Heritage held by all other Heritage shareholders.

Indemnification and Insurance

As described under “The Merger Agreement—Interests of Presidio Directors and Executive Officers in the Merger” beginning on page 96, after the effective time of the merger, Heritage and HBC will indemnify and hold harmless each present and former director and officer of Presidio against claims pertaining to matters occurring at or prior to the closing of the merger, including the transactions contemplated by the merger agreement, to the extent such indemnified parties are indemnified as of the date of the merger agreement to the fullest extent permitted under applicable law, Presidio’s charter documents and any indemnification agreement to which such person is a party. Heritage and HBC will also advance reasonable expenses as incurred to the fullest extent permitted under applicable law and the indemnification agreement to which such person is a party.

Presidio has also agreed to maintain, for a period of six years from the effective time of the merger, directors’ and officers’ liability insurance for Presidio’s directors and officers through a “tail” policy or a substitute policy, which must contain at least the same coverage and amounts as, and with terms no less advantageous than, the coverage provided by Presidio at a cost not exceeding 250% of the current amount Presidio expends on an annual basis for its current insurance policy. In the event that Presidio is unable to obtain such coverage, Heritage or

HBC will be required to obtain as much comparable coverage as is available, provided the cost of such policy shall not exceed an aggregate of 250% of the current annual premium paid by Presidio for its existing directors’ and officers’ liability insurance, which is considered the maximum amount.

Appointment of three Presidio Directors to the Boards of Directors of Heritage and HBC

Pursuant to the terms of the merger agreement, Heritage and HBC agreed to take all action necessary to appoint or elect Stephen G. Heitel, the Chief Executive Officer of Presidio and a member of the Presidio board of directors, along with two additional members of Presidio’s board of directors, Bruce Cabral and Marina Park, to serve on the boards of directors of Heritage and HBC until their successors have been duly elected or appointed and qualified. Subject to the fiduciary duties of the Heritage board of directors, Heritage also agreed to include Mr. Heitel, Mr. Cabral and Ms. Park on the list of nominees for directors presented by the Heritage board of directors and for which the Heritage board of directors will solicit proxies at the first two annual meetings of Heritage following the completion of the merger. As directors of Heritage and HBC, Mr. Heitel, Mr. Cabral and Ms. Park will be entitled to receive the same director compensation that the current outside directors of Heritage and HBC receive. See “The Merger—Board of Directors and Officers of Heritage and HBC After the Merger.”

Presidio Restricted Stock Units, Restricted Stock Awards and Stock Options

Presidio has granted restricted stock units, restricted stock awards and stock options to directors, officers, employees, and consultants under its equity incentive plans. The Presidio equity incentive plans and the restricted stock unit, restricted stock and option award agreements provide for accelerated vesting in the event of a change in control, which the merger will constitute. Pursuant to the merger agreement, each outstanding restricted stock unit, restricted stock award and stock option (including those held by Presidio’s directors and executive officers) will automatically vest in full. On closing, each fully vested stock option will be assumed by Heritage with the number of shares of Heritage common stock and exercise price of such stock option appropriately adjusted for the per share exchange ratio. In addition, on closing, each fully vested restricted stock unit and restricted stock award will be converted into the right to receive at the closing a number of shares of Heritage common stock determined in accordance with the per share exchange ratio. With respect to the restricted stock units arising under the 2019 Annual Equity Pool established under the Presidio Bank 2019 Directors’ Compensation Plan and the Presidio Bank 2016 Equity Incentive Plan, if the closing occurs prior to January 1, 2020, for each director who continues to serve as a director of Presidio through the closing date, the number of shares of Presidio common stock subject to such director’s restricted stock units immediately prior to the closing date shall be determined as of the end of the calendar month immediately preceding the closing date based upon (i) a prorated portion of the target number of shares of Presidio common stock subject to the 2019 Annual Equity Pool (9,041 shares multiplied by the number of months completed during 2019 prior to the Closing Date and divided by 12), (ii) Presidio’s level of achievement of its aggregate pre-tax income goal for the months completed during 2019 prior to the closing date and (iii) the director’s number of points awarded under the 2019 Annual Equity Pool for service in the months completed during 2019 prior to the closing date relative to the number of such points awarded to all directors for service in such months. See the section entitled “The Merger—Merger Consideration” beginning on page 53.

For purposes of calculating the value of the outstanding Presidio stock options, restricted stock awards and restricted stock units as set forth in the following table, we have assumed June 30, 2019 to be the closing date of the merger (the latest practicable date prior to the filing of this joint proxy statement/prospectus), and a merger consideration value of $29.96 per share of Presidio common stock, calculated by multiplying (i) (x) $12.13, the average closing price of Heritage common stock over the first five business days following the May 16, 2019 public announcement of the merger multiplied by (y) the per share exchange ratio of 2.47. The information below, together with the additional tabular information, is being provided for Presidio’s executive officers and non-employee directors.

	Total Number of RSUs(1)	Total Value of Accelerated RSUs	Total Number of Shares of Restricted Stock	Total Value of Accelerated Restricted Stock Awards	Total Number of Accelerated Options(2)	Total Value of Accelerated Options(3)
Executive Officers
Stephen G. Heitel	—	$—	12,500	$374,500	—	$—
Edward J. Murphy	—	$—	5,000	$149,800	—	$—
Clay Jones	—	$—	7,250	$217,210	20,000	$68,800
James R. Woolwine	—	$—	12,750	$381,990	—	$—
Karol Watson	—	$—	2,700	$80,892	—	$—
Mary Leonard-Wilson	—	$—	5,000	$149,800	—	$—
Non-Employee Directors
Bruce H. Cabral	1,809	$54,198	—	$—	2,500	$17,338
Paula R. Collins	904	$27,084	—	$—	2,500	$17,338
Robert B. Leet	1,130	$33,855	—	$—	2,500	$17,338
Stephen D. Mayer	1,130	$33,855	—	$—	2,500	$17,338
Gregory J. Moss	1,356	$40,626	—	$—	2,500	$17,338
Lawrence R. Nibbi	904	$27,084	—	$—	5,000	$42,533
Marina H. Park	678	$20,313	—	$—	2,500	$17,338
James S. Westfall	1,130	$33,855	—	$—	5,000	$34,540

Certain Presidio restricted stock units, restricted stock awards and stock options are scheduled to vest in July 2019 and thereafter. Given that the closing of the merger would occur after July 2019 (and assuming all other conditions to vesting have been satisfied), then those Presidio restricted stock units, restricted stock awards and stock options will vest pursuant to their terms, without regard to the merger, resulting in a reduced total number of Presidio restricted stock units, restricted stock awards and stock options for which vesting will accelerate on a change in control.

(1)

Total Number of RSUs reflected in the table for each non-employee director is the target number of shares of Presidio common stock such non-employee director would receive under the 2019 Annual Equity Pool if Presidio met its pre-tax income goal for 2019 at target and the non-employee director continued in service through December 31, 2019. If closing occurs prior to December 31, 2019, the actual number of shares of Presidio common stock vesting for each non-employee director under such RSUs would be calculated based on Presidio’s actual pre-tax income during the months of 2019 completed prior to closing and prorated for the number of such completed months.

(2)

The table reflects the number of options that are currently unvested as of June 30, 2019 and will vest as a result of the merger. All of Presidio’s executive officers (including Mr. Jones) hold currently vested stock options. All Presidio stock options will be assumed by Heritage upon consummation of the merger. Any value realized on exercise of such stock options will depend on the timing of exercise of such options and Heritage’s common stock price as of the date of exercise.

(3)

The table reflects the total value for options for which vesting is accelerated, less the exercise price of such stock options, which stock options will be assumed by Heritage, and thereafter represent the right to acquire shares of Heritage common stock. The number of shares of Heritage common stock which may be acquired upon exercise of each share of Presidio stock option will be equal to the number of shares of Presidio stock subject to each Presidio stock option multiplied by 2.47 (the per share exchange ratio) and the exercise price per share of Heritage common stock under each assumed Presidio stock option will be equal to the quotient determined by dividing (x) the per share exercise price for each Presidio stock option by (y) 2.47 (the per share exchange ratio). For purposes of calculating the value of the Presidio stock options, we have assumed June 30, 2019 to be the closing date of the merger (the latest practicable date prior to the filing of this joint proxy statement/prospectus), and a merger consideration value of $29.96 per share of Presidio common stock, calculated by multiplying (x) $12.13, the average closing price of Heritage common stock over the first five business days following the May 16, 2019 public announcement of the merger multiplied by (y) the per share exchange ratio of 2.47. From such per share value of Presidio common stock, we have deducted the applicable per share exercise price in order to determine the value of each accelerated stock option per share. Mr. Jones holds 20,000 unvested options with an exercise price of $26.52. Mr. Cabral, Ms. Collins, Mr. Leet, Mr. Mayer, Mr. Moss, and Ms. Park hold unvested options for the following numbers of shares and per share exercise prices: 1,000 at $25.45; 750 at $26.58; 500 at $17.57; and 250 at $13.57. Mr. Nibbi holds unvested options for the following numbers of shares and per share exercise prices: 1,000 at $26.46; 1,000 at $25.45; 750 at $17.77; 750 at $26.58; 500 at $13.65; 500 at $17.57; and 250 at $13.57; 250 at $12.37. Mr. Westfall holds unvested options for the following numbers of shares and per share exercise prices: 1,000 at $25.64; 1,000 at $25.45; 750 at $26.55; 750 at $26.58; 1,000 at $17.57; and 250 at $13.57; 250 at $13.44.

The following table sets forth the weighted average exercise price of stock options held by each of Presidio’s directors and executive officers (whether vested or unvested), the total number of options held by each of Presidio’s directors and executive officers (whether vested or unvested) and the total number of such options that will vest as a result of the merger. As set forth above, the number of shares of Heritage common stock and the exercise price per share for these options which will be assumed by Heritage upon consummation of the merger will be adjusted on a per share basis to reflect the merger consideration.

	Weighted Average Exercise Price of Stock Options (Whether Vested or Unvested)	Total Number of Options (Whether Vested or Unvested)	Total Number of Options that Will Vest on Merger
Executive Officers
Stephen G. Heitel	$10.75	66,000	—
Edward J. Murphy	$10.30	24,000	—
Clay Jones	$12.46	90,000	20,000
James R. Woolwine	$11.22	18,750	—
Karol Watson	$8.97	20,000	—
Mary Leonard-Wilson	$11.19	17,000	—
Non-Employee Directors
Bruce H. Cabral	$12.24	14,000	2,500
Paula R. Collins	$13.06	13,000	2,500
Robert B. Leet	$14.42	9,000	2,500
Stephen D. Mayer	$17.76	6,000	2,500
Gregory J. Moss	$16.61	6,700	2,500
Lawrence R. Nibbi	$19.18	8,000	5,000
Marina H. Park	$12.24	14,000	2,500
James S. Westfall	$19.07	10,000	5,000

Merger Related Payments Under Employment and Change in Control Severance Agreements.

Employment Agreements. Presidio has entered into written employment agreements with each of its executive officers. The employment agreements provide for severance benefits in the event of certain qualifying terminations of employment, including certain terminations following a change in control.

Pursuant to the executive officer employment agreements, the merger will constitute a “change in control” entitling Messrs. Heitel, Woolwine, Murphy, Jones and Ms. Watson and Ms. Leonard-Wilson to severance benefits if, within three months prior to or 12 months following a change in control, such employee’s employment is involuntarily terminated by Presidio or Heritage without cause or such executive resigns his or her employment for “good reason” including as a result of (i) a material reduction in his or her compensation or benefits, (ii) a material reduction in his or her title or responsibilities, (iii) change in principal place of employment increasing one-way commute distance by more than 30 miles or (iv) failure of Presidio’s successor to assume and perform the employment agreement.

Upon his termination, Mr. Heitel is entitled to receive (i) a lump sum payment in the amount of two times his base salary as then in effect plus two times the amount of the last annual performance/incentive payment and supplemental bonus paid to him, (ii) any incentive compensation earned but not yet paid, (iii) that portion of any bonus that would otherwise be due upon the conclusion of the fiscal year in which Mr. Heitel’s employment terminated as if he stayed employed by Presidio for the entire fiscal year and had met his projected goals as multiplied by the fraction that the number of days during the fiscal year that he was employed bears to a 365-day year, (iv) any earned but unused vacation as well as reimbursement of any reimbursable expenses and (v) reimbursement for COBRA premiums, should Mr. Heitel elect COBRA, for up to a maximum of 18 months or until he secures health insurance coverage with a subsequent employer, whichever period is shorter.

Upon his termination, Mr. Woolwine is entitled to receive (i) a lump sum payment in the amount of two times his base salary as then in effect plus two times the amount of the last annual performance/incentive payment and supplemental bonus paid to him, (ii) any incentive compensation earned but not yet paid and (iii) any earned but unused vacation as well as reimbursement of any reimbursable expenses.

Upon his termination, Mr. Murphy is entitled to receive (i) a lump sum payment in the amount of 18 months of his base salary as then in effect plus the amount of his last annual performance/incentive paid, (ii) any incentive compensation earned but not yet paid and (iii) any earned but unused vacation as well as reimbursement of any reimbursable expenses.

Upon her termination, Ms. Leonard-Wilson is entitled to receive (i) a lump sum payment in the amount of 18 months of her base salary as then in effect plus the amount of her last bonus paid, (ii) any incentive compensation earned but not yet paid and (iii) any earned but unused vacation as well as reimbursement of any reimbursable expenses.

Although Ms. Watson has been offered employment with HBC following the closing, as further described below, Heritage has agreed to pay Ms. Watson the compensation she would receive if her employment were terminated without “cause” following the closing of the merger. Ms. Watson will receive (i) a lump sum payment of 18 months of her base salary as then in effect plus the amount of her last bonus paid, (ii) any incentive compensation earned but not yet paid and (iii) any earned but unused vacation as well as reimbursement of any reimbursable expenses. Assuming the merger closed on June 30, 2019, Ms. Watson would receive a lump sum payment of $390,000.

Although Mr. Jones has been offered employment with HBC following the closing, as further described below, Heritage has agreed to provide Mr. Jones with compensation he would receive under his employment agreement if he terminated employment for “good reason” following the closing of the merger. Mr. Jones will receive (i) a lump sum payment of 18 months of his base salary as then in effect plus the amount of his last bonus paid, (ii) any incentive compensation earned but not yet paid and (iii) any earned but unused vacation as well as reimbursement of any reimbursable expenses.

If the total amounts payable to any of the Presidio executive officers pursuant to their respective employment agreements, together with all other payments to which such executive officers are entitled, would constitute an “excess parachute payment” (as defined in Section 280G of the Internal Revenue Code of 1986, as amended), then such payments will be reduced (i) in the case of Ms. Watson, to the largest amount that may be paid without such executive incurring an excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, and (ii) in the case of Messrs. Heitel, Woolwine, Jones, Murphy and Ms. Leonard-Wilson, to (a) the largest portion of the payments or benefits received in connection with the merger that would result in no portion of such amount being subject to an excise tax or (b) the largest portion, up to and including the total of the payments or benefits received in connection with the merger, whichever amount, after taking into account all taxes, including any excise tax, results in the receipt by the relevant executive officer, on an after-tax basis, of the greater amount of the payments or benefits received in connection with the merger notwithstanding that all or some portion of such payments may be subject to an excise tax.

SERPs. Presidio is a party to supplemental executive retirement agreements (SERPs) with each of its executive officers which provide for certain retirement benefits to each executive officer. An increased payout for each executive officer will be triggered under each SERP agreement if the relevant executive officer’s employment is terminated, without cause, within two years following the merger, which payout is to be made in a lump sum for each executive officer.

Non-Competition, Non-Solicitation and Non-Disclosure Agreements

As a condition of and inducement for Heritage and HBC to enter into the merger agreement, Messrs. Heitel, Mayer and Woolwine entered into a non-competition, non-solicitation and non-disclosure agreement substantially in the form attached as Exhibit B-1 to the merger agreement and attached as Annex A to this joint proxy statement/prospectus. Such agreements, among other things, restrict the ability of the foregoing directors from competing against Heritage following the merger in certain counties in which Presidio currently conducts its business, and cover the period from and after the effective time of the merger to the expiration of 24 months after the effective time of the merger. The prohibitions on non-competition include serving as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, advisor, representative, employee, agent or consultant with any financial institution providing financial services within the geographic area restricted by the non-competition agreement. In addition, such directors are prohibited from soliciting customers, prospective customers or employees of Presidio (or Heritage as successor to Presidio) for 24 months following the merger.

Directors Cabral, Collins, Leet, Moss, Nibbi, Park and Westfall have each entered into a non-competition, non-solicitation and non-disclosure agreement substantially in the form attached as Exhibit B-2 to the merger agreement and attached as Annex A to this joint proxy statement/prospectus. Such agreements, among other things, restrict the ability of the foregoing directors from competing against HBC following the merger in certain counties in which Presidio currently conducts its business, and cover the period from and after the effective time of the merger to the expiration of 24 months after the effective time of the merger (except, in the case of Mr. Westfall, whose non-compete expires 12 months after the effective time of the merger). The prohibitions on non-competition include serving as a director, executive officer, managing member or general partner with any financial institution providing financial services within the geographic area restricted by the non-competition agreement. In addition, such directors are prohibited from soliciting customers, prospective customers or employees of Presidio (or Heritage as successor to Presidio) for 24 months following the merger.

Mr. Jones has entered into a non-competition, non-solicitation and non-disclosure agreement, substantially in the form attached as Exhibit B-3 to the merger agreement attached as Annex A to this joint proxy statement/prospectus. Such agreement, among other things, restricts Mr. Jones from competing against HBC following the merger in certain counties in which Presidio currently conducts its business, and covers the period from and after the effective time of the merger to the expiration of 24 months after the effective time of the merger. The prohibitions or non-competition include serving as a shareholder, member, partner, principal director, officer, manager, investor, organizer, founder, trustee, employee, advisor, representative, agent or consultant with any financial institution providing financial services within the geographic area restricted by the non-competition agreement. In addition, Mr. Jones is prohibited from soliciting customers, prospective customers or employees of Presidio (or Heritage as successor to Presidio) for 24 months following the merger.

Non-Solicitation and Non-Disclosure Agreements

Mr. Murphy, Ms. Leonard-Wilson and Ms. Watson, have each entered into a non-solicitation and non-disclosure agreement, substantially in the form attached as Exhibit B-4 to the merger agreement attached as Annex A to this joint proxy statement/prospectus. Such agreement, among other things, restrict the ability of the foregoing executive officers from soliciting any employees, customers or prospective customers of Presidio (or HBC as successor to Presidio) for a period of 24 months after the effective time of the merger.

Employment Arrangements with HBC

Mr. Jones and Ms. Watson intend to join HBC as employees following consummation of the merger. Pursuant to Mr. Jones’ employment agreement with HBC, Mr. Jones will be employed as an executive officer of HBC in the capacity of President of the Community Business Banking Group. The term of Mr. Jones’ employment agreement is for a period of one year, subject to automatic renewal for an additional one year term, unless previously terminated.

Under the terms of his employment agreement, Mr. Jones will be paid an initial annual base salary of $315,000 and will be eligible for an annual incentive compensation payment pursuant to the terms of Heritage’s proxy level officer bonus plan. In addition, Mr. Jones will be entitled to the employment benefits accorded by Heritage and HBC for all officers of HBC. Mr. Jones is further entitled to certain benefits if he is terminated by HBC in connection with a change of control of HBC, including payment of a cash amount equal to two times the sum of his base salary and average annual bonus.

Ms. Watson will be offered employment as a Senior Vice President of HBC at an annual salary of $200,000 (pro-rated for 2019) and will be eligible for all of the benefits accorded to senior vice presidents of HBC including participation in bonus programs available to senior vice presidents.

Bonus Plans

All Presidio incentive or bonus plans are to remain in effect for the entirety of 2019 and until all payouts under such plans have been made to all Presidio employees (including the Presidio executive officers), which is to occur no later than the last day of the first quarter of 2020 (whether by Presidio or Heritage, as the case may be). Any Presidio employee terminated as a result of the transactions contemplated by the merger agreement prior to December 31, 2019 will be eligible for a pro-rata bonus under such incentive or bonus plans for time of service during 2019. Payouts to such employees will be limited to the amount accrued by Presidio in its financial statements for such purpose. Presidio will accrue amounts due under all incentive equity and bonus plans for employees and directors through the closing date in accordance with terms of the plans and consistent with past practice. If the closing of the merger occurs prior to December 31, 2019, such accruals will continue from closing until December 31, 2019, at the aggregate monthly accrual rate in effect in the last full month prior to the month in which the closing occurs, and bonuses relating to such post-closing accruals will be paid to Presidio employees who continue in employment with Heritage or HBC following the closing (including any such Presidio executive officers).

Under the Presidio’s incentive and bonus plans, the bonus that could be paid to each executive officer as a percentage of 2019 base salary is as follows:

	As a percentage of base salary paid in 2019
Executive Officer	Target(1)	Maximum
Stephen G. Heitel	30%	50%
James R. Woolwine	30%	50%
Clay Jones	30%	50%
Edward J. Murphy	30%	50%
Karol Watson	30%	50%
Mary Leonard-Wilson	30%	50%

(1)	For performance below Target levels, any incentive plan payments are discretionary.

Assuming the maximum percentage is achieved, the executive officers would be entitled to the following bonus payments for 2019:

Stephen G. Heitel	$200,000
James R. Woolwine	$100,000
Clay Jones	$142,500
Edward J. Murphy	$120,000
Karol Watson	$100,000
Mary Leonard-Wilson	$120,000

Merger Related Compensation for Presidio’s Directors and Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K of the Securities and Exchange Commission rules regarding the compensation for each named executive officer of Presidio that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable Securities and Exchange Commission disclosure rules.

The following table quantifies compensation for each of the “named executive officers” (Presidio’s Chief Executive Officer, Chief Financial Officer and other three most highly compensated executives officers in the fiscal year ended December 31, 2018) of Presidio in connection with the merger. Each of Presidio’s named executive officers is potentially entitled to certain benefits under his or her existing arrangement with Presidio and/or Heritage if, within three months prior to or 12 months following the merger, he or she is involuntarily terminated by Presidio, or HBC without cause or he or she resigns for good reason. Payments under Presidio incentive and bonus plan are also included below. Pursuant to the merger agreement and the Presidio equity incentive plans, each of Presidio’s named executive officers will also receive full accelerated vesting of his or her Presidio restricted stock units, restricted stock and stock options, which accelerated vesting is also reflected below.

The table below quantifies only that merger-related compensation that would be provided under the existing Presidio arrangements, in each case assuming that the merger occurred on June 30, 2019 (the latest practicable date prior to the filing of this joint proxy statement/prospectus) and that all triggers are satisfied. The amounts indicated below are estimates of amounts that might become payable to the executive officers. The estimates are based on multiple assumptions that may or may not prove correct, including the assumption that each of the executive officers will experience a qualifying separation from service on the date of the merger. Some of the assumptions are based on information not currently available and, as a result, any actual amounts received by an executive officer may differ in material respects from the amounts set forth below. The amounts set forth below have not been reduced to reflect assumptions about the effects of cutbacks due to parachute payment tax limitations because it is not possible at this time to predict the effects of those limitations, if any, with certainty. The amounts below do not reflect any payments for Presidio stock held by any of the foregoing individuals which does not accelerate in the merger (such stock will be entitled to the same merger consideration as all other Presidio shareholders) or any payments for stock options which have already vested and are being assumed by Heritage in the merger.

Name	Cash Severance	Acceleration of SERPs(5)	Acceleration of Presidio Stock Options(6)	Acceleration of Presidio Restricted Stock(7)	Medical and Welfare Benefits(8)	Total
Stephen G. Heitel(1)(4) Chief Executive Officer	$1,400,000	$474,757	$—	$374,500	$70,055	$2,319,312
James R. Woolwine(2)(4) Chairman	$700,000	$412,321	$—	$381,990	$—	$1,494,311
Clay Jones(3)(4) President	$745,000	$—	$68,800	$217,210	$—	$1,031,010
Edward J. Murphy(3)(4) Chief Financial Officer	$605,000	$504,491	$—	$149,800	$—	$1,259,291
Mary Leonard-Wilson(3)(4) Chief Credit Officer	$600,000	$179,119	$—	$149,800	$—	$928,919

(1)

Cash Severance includes a double-trigger payment in the amount of (i) two times Mr. Heitel’s annual base salary plus (ii) two time Mr. Heitel’s last annual bonus received for the calendar year 2018 plus (iii) that portion of Mr. Heitel’s bonus that would otherwise be due upon conclusion of the fiscal year in which Mr. Heitel’s employment terminated as if he stayed employed by Presidio for the entire fiscal year and met his projected goals as multiplied by that fraction that the number of days during the fiscal year that he was employed bears to a 365-day year, as described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Merger Related Payments Under Employment and Change in Control Severance Agreements—Employment Agreements” beginning on page 99 of this joint proxy statement/prospectus.

(2)

Cash Severance includes a double-trigger payment in the amount of (i) two times Mr. Woolwine’s annual base salary plus (ii) two times Mr. Woolwine’s last annual bonus received for the calendar year 2018, as described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Merger Related Payments Under Employment and Change in Control Severance Agreements—Employment Agreements” beginning on page 99 of this joint proxy statement/prospectus

(3)

Cash Severance includes a double-trigger payment for Mr. Murphy and Ms. Leonard-Wilson and a single-trigger payment for Mr. Jones equal to eighteen months of such participant’s annual base salary plus the amount of such participant’s last annual performance/incentive paid, as described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Merger Related Payments Under Employment and Change in Control Severance Agreements—Employment Agreements” beginning on page 99 of this joint proxy statement/prospectus.

(4)

Cash Severance includes an assumed allocation of accrued bonuses assuming the closing date of the merger occurred on June 30, 2019 (the latest practicable date prior to the filing of this joint proxy statement/prospectus) in the amount of $200,000 for Mr. Heitel, $100,000 for Mr. Woolwine, $142,500 for Mr. Jones, $120,000 for Mr. Murphy, $120,000 for Ms. Leonard-Wilson. All cash bonuses are single-trigger payments and are more fully described above in “Non-Competition, Non-Solicitation and Non-Disclosure Agreements—Bonus Plans” beginning on page 102 of this joint proxy statement/prospectus.

(5)

Represents a double-trigger payment based upon the value each individual shall be paid if such individual’s employment is terminated without cause or for good reason within two years following a change in control, as described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Merger Related Payments Under Employment and Change in Control Severance Agreements—SERPs” beginning on page 101 of this joint proxy statement/prospectus. Lump sum payments of $632,593, $632,593, $590,420, and $337,383 shall be paid out to Mr. Heitel, Mr. Woolwine, Mr. Murphy, and Ms. Leonard-Wilson, respectively.

(6)

Represents a single-trigger payment based upon the value of the shares that would be issued upon exercise of Presidio stock options for which vesting is accelerated, less the exercise price of such stock options, which stock options will be assumed by Heritage, and thereafter represent the right to acquire shares of Heritage common stock. The number of shares of Heritage common stock which may be acquired upon exercise of each share of Presidio stock option will be equal to the number of shares of Presidio stock subject to each Presidio stock option multiplied by 2.47 (the per share exchange ratio) and the exercise price per share of Heritage common stock under each assumed Presidio stock option will be equal to the quotient determined by dividing (x) the per share exercise price for each Presidio stock option by (y) 2.47 (the per share exchange ratio). For purposes of calculating the value of the Presidio stock options, we have assumed June 30, 2019 to be the closing date of the merger (the latest practicable date prior to the filing of this joint proxy statement/prospectus), and a merger consideration value of $29.96 per share of Presidio common stock, calculated by multiplying (x) $12.13, the average closing price of Heritage common stock over the first five business days following the May 16, 2019 public announcement of the merger multiplied by (y) the per share exchange ratio of 2.47. From such per share value of Presidio common stock, we have deducted the applicable per share exercise price in order to determine the value of each stock option per share. Mr. Jones holds 20,000 unvested options with an exercise price of $26.52.

The Presidio stock options are more fully described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Presidio Restricted Stock Units, Restricted Stock Awards and Stock Options” beginning on page 97 of this joint proxy statement/prospectus. Because the Presidio stock options will be assumed by Heritage and be exercised for Heritage common stock at the closing of the merger, the exact value of such Presidio stock options is uncertain and the amount shown is only an approximation.

(7)

Represents a single-trigger payment based upon the accelerated vesting of Presidio restricted stock, which will be converted into, and represent the right to receive shares of Heritage common stock. The number of shares of Heritage common stock to be received for each share of Presidio restricted common stock will be equal to the number of shares of Presidio restricted common stock multiplied by 2.47 (the per share exchange ratio). For purposes of calculating the value of the shares of Presidio restricted common stock for which vesting is to be accelerated, we have assumed June 30, 2019 to be the closing date of the merger (the latest practicable date prior to the filing of this joint proxy statement/prospectus), and a merger consideration value of $29.96 per share of Presidio restricted common stock, calculated by multiplying (x) $12.13, the average closing price of Heritage common stock over the first five business days following the May 16, 2019 public announcement of the merger multiplied by (y) the exchange ratio of 2.47.

The Presidio restricted stock awards are more fully described above in “—Interests of Presidio Directors and Executive Officers in the Merger—Presidio Restricted Stock Units, Restricted Stock Awards and Stock Options” beginning on page 97 of this joint proxy statement/prospectus. Because the shares of Presidio restricted common stock will be converted into, and be exchanged for, Heritage common stock at the closing of the merger, the exact value of such Presidio restricted stock awards is uncertain and the amount shown is only an approximation.

(8)	Represents payment of 18 months of reimbursement for COBRA premiums for Mr. Heitel.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Presidio common stock. This discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not such transactions are undertaken in connection with the merger).

The following discussion is based on the Internal Revenue Code, the existing final and temporary United States federal income tax regulations promulgated or proposed thereunder (the “Treasury Regulations”), judicial decisions and published positions of the Internal Revenue Service, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Presidio common stock who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (i) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more “United States persons” to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person” for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Presidio common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Presidio common stock, you should consult your tax advisor regarding the tax consequences of the merger.

•

This discussion addresses only U.S. holders who hold their Presidio common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, shares held as an investment), and does not address all U.S. federal income tax consequences that may be relevant to particular Presidio shareholders in light of their individual circumstances or to Presidio shareholders that are subject to special rules, such as:

•	financial institutions;

•	partnerships and other pass-through entities and investors in these entities;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies and real estate investment trusts;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Presidio common stock as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

•	certain former citizens and long-term residents of the U.S.;

•	U.S. holders with a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders; and

•	shareholders who acquired their shares of Presidio common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any federal tax consequences other than income tax, including the U.S. federal gift and estate tax consequences.

Qualification as a Reorganization

Heritage and Presidio have structured the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In connection with the filing of the registration statement of which this joint proxy statement/prospectus is a part, (i) Heritage has received an opinion of Buchalter, A Professional Corporation, that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Presidio has received an opinion of Manatt, Phelps & Phillips, LLP that, as of the date of such opinion, if certain factual circumstances exist, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, Heritage will not be required to consummate the merger unless Heritage receives an additional opinion of Buchalter, A Professional Corporation, dated as of the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Similarly, Presidio will not be required to consummate the merger unless Presidio receives an additional opinion of Manatt, Phelps & Phillips, LLP, dated as of the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The opinions are based on statutory, regulatory and judicial authority existing as of the date of the opinion. In addition, the opinions are based on the assumptions that: (1) the merger will be completed in accordance with the provisions of the merger agreement (without waiver or modification of any provision thereof) and (2) the statements concerning the merger set forth in the merger agreement, the registration statement of which this joint proxy statement/prospectus is a part, and the other documents described therein are true, complete, and correct as of the date of the applicable opinion. In rendering the opinions, counsel will rely on the representations of Heritage, HBC and Presidio to be delivered as of the date of the applicable opinion (and counsel will assume that any presentation that is qualified by belief, knowledge, materiality or any similar qualification is true, correct and complete without such qualification). The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions.

An opinion of counsel represents such counsel’s best legal judgment, but is not binding on the Internal Revenue Service or the courts. Heritage and Presidio have not requested and do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or as described in the opinions. Accordingly, each Presidio shareholder should consult his, her or its tax advisor with respect to the particular tax consequences of the merger to such holder.

The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Tax Consequences of the Merger—Generally

On the basis of the opinions delivered in connection herewith:

•	No gain or loss will be recognized by Heritage or Presidio as a result of the merger.

•

No gain or loss will be recognized by those U.S. holders who receive shares of Heritage common stock pursuant to the merger (except as described under the heading “—Cash Received In Lieu of Fractional Heritage Shares” below).

•

The aggregate tax basis in the shares of Heritage common stock received by a Presidio shareholder in the merger (including any fractional shares deemed received, as described under the heading “—Cash Received In Lieu of Fractional Heritage Shares” below) will equal the aggregate tax basis of the Presidio common stock surrendered by such shareholder in the merger.

•

The holding period of Heritage common stock received in exchange for shares of Presidio common stock (including any fractional shares deemed received, as described under the heading “—Cash Received In Lieu of Fractional Heritage Shares” below) will include the holding period of the Presidio common stock that is surrendered in the merger.

•

If a U.S. holder acquired different blocks of Presidio common stock at different times or at different prices, then any gain or loss will be determined separately with respect to each block of Presidio common stock and such holder’s basis and holding period in his or her shares of Heritage common stock may be determined with reference to each block of Presidio common stock. Any such holders should consult their own tax advisors regarding the manner in which Heritage common stock received in the exchange should be allocated among different blocks of Presidio common stock and with respect to identifying the bases or holding periods of the particular shares of Heritage common stock received in the merger.

Cash Received In Lieu of Fractional Heritage Shares

A U.S. holder who receives cash instead of a fractional share of Heritage common stock will be treated (1) as having received the fractional share of Heritage common stock pursuant to the merger and (2) then as having sold that fractional share of Heritage common stock for cash in a redemption by Heritage. This deemed redemption generally should be treated as a sale or exchange for tax purposes. As a result, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) the portion of the basis in the holder’s Presidio stock that is allocable to the fractional share of Heritage common stock. Subject to the following paragraph regarding possible dividend treatment, this gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Notwithstanding the previous paragraph, if the receipt of cash in lieu of a fractional share is deemed by the Internal Revenue Code to be essentially equivalent to the distribution of a dividend, then the gain would be treated as dividend income to the holder. A dividend from Heritage would generally be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gain, provided that certain requirements are satisfied.

Additional Medicare Tax

Certain non-corporate U.S. holders of Presidio common stock whose income exceeds certain thresholds may also be subject to an additional 3.8% federal Medicare contribution tax on their “net investment income” up to the amount of such excess. Gain or loss recognized in the merger will be includable in the holder’s net investment income for purposes of this tax. Non-corporate U.S. holders of Presidio common stock should consult their own tax advisors regarding the possible effect of this tax.

Dissenting Shareholders

A dissenting U.S. holder who exchanges all of the holder’s shares of Presidio common stock for cash generally will recognize capital gain or loss equal to the difference between (i) the amount of cash received by the holder and (ii) the holder’s adjusted tax basis in the Presidio common stock exchanged therefor. Such gain or loss generally will constitute capital gain or loss and, if the holder held the shares for more than one year at the effective time of the exchange, will be long-term capital gain or loss. Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gains recognized by certain non-corporate U.S. holders may also be subject to an additional 3.8% federal Medicare contribution tax on their “net investment income,” as described under the heading “—Additional Medicare Tax” above.

Backup Withholding and Information Reporting

Payments of cash received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Heritage and the exchange agent or, in the case of backup withholding, furnishes its correct taxpayer identification number (in the case of individuals, social security numbers) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules do not represent additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished in a timely manner to the Internal Revenue Service.

Tax Reporting Requirements for Certain Presidio Shareholders

If a U.S. holder of Presidio common stock who receives Heritage common stock in the merger is considered a “significant holder,” such holder will be required (i) to file a statement with the holder’s U.S. federal income tax return providing certain facts pertinent to the merger, including the tax basis in the Presidio common stock surrendered and the fair market value of the Heritage common stock received in the merger and (ii) to retain permanent records of these facts relating to the merger. A “significant holder” for this purpose is any U.S. holder of Presidio common stock who, immediately before the merger, (a) owns at least 5% (by vote or value) of Presidio common stock or (b) owns Presidio securities with a tax basis of $1 million or more.

The discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to U.S. holders of Presidio common stock and may not be applicable to such holders that are subject to special rules. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement, including the merger, from the Federal Reserve and the DBO and the expiration of any applicable statutory waiting periods, in each case subject to the condition that none of the approvals shall contain any “burdensome condition.”

The merger agreement defines a “burdensome condition” as any action, condition or restriction that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Heritage or Presidio would not have entered into the merger agreement had such conditions, restrictions or requirements been known as of the date of the merger agreement.

Heritage and Presidio have agreed to reasonably cooperate with each other and use their respective commercially reasonable efforts to obtain as promptly as practicable all consents and approvals of all governmental authorities to consummate the merger. Heritage and Presidio have filed applications and notifications to obtain these regulatory approvals.

Although the parties currently believe they should be able to obtain all required regulatory approvals or waivers in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain any burdensome condition to the merger.

Bank Merger Act Application

Because HBC is a state-member bank regulated by the Federal Reserve, prior approval of the merger of Presidio with and into HBC is required from the Federal Reserve, pursuant to Section 18(c) of the Federal Deposit Insurance Act, which we refer to as the Bank Merger Act (12 U.S.C. Section 1828(c)). In evaluating an application filed under the Bank Merger Act, the Federal Reserve takes into consideration, among other things:

•	the competitive impact of the proposed transactions;

•	financial and managerial resources and future prospects of the banks that are party to the merger;

•	the convenience and needs of the communities served by the banks and their compliance with the CRA;

•	the banks’ effectiveness in combating money-laundering activities; and

•	the extent to which the proposed transactions would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

In connection with its review under the Bank Merger Act, the Federal Reserve provides an opportunity for public comment on the application for the merger and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

The CRA requires that the bank regulatory authorities, in deciding whether to approve the merger, assess the records of performance of HBC and Presidio in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. A less than satisfactory CRA rating could delay or block the consummation of the merger. HBC have received a composite rating of “satisfactory” and Presidio received a composite rating of “outstanding” at their respective most recent CRA performance evaluation. HBC and Presidio believe that the merger will facilitate the enhancement of the combined company’s performance under the CRA guidelines as HBC offers a broader range of services and products that will enhance the lending, investment and service offerings of Presidio’s customers particularly for low to moderate income businesses and individuals. Additionally, the combined company will gain efficiencies that will allow, among other factors, for more investment in alternative delivery channels such as mobile banking, ATMs, and call centers. Although HBC and Presidio believe that the merger meets the requirements of the CRA, there is no assurance that bank regulatory authorities will approve the merger or will approve the merger without imposing conditions on the completion of the merger or requiring changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the growth, revenues or other aspects of the business of the combined company following the merger. In addition, as part of the review process under the CRA, it is not unusual for the bank regulatory authorities to receive protests and other adverse comments from community groups and others. Any such protests or adverse comments could prolong the period during which the merger is subject to review by the bank regulatory authorities.

Transactions approved by the Federal Reserve under the Bank Merger Act generally may not be completed until 30 days after the approval of the Federal Reserve is received, during which time the Department of Justice may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than does the Federal Reserve, and, therefore, it is possible that the Department of Justice could reach a different conclusion than the Federal Reserve does regarding the merger’s effects on competition. A determination by the Department of Justice not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

California Department of Business Oversight Application

Because HBC and Presidio are California state-chartered banks, the prior approval of the DBO will be required under the California Financial Code to merge Presidio with and into HBC. In reviewing the merger of Presidio with and into HBC, the DBO will take into consideration, among other things:

•	the competitive impact of the merger;

•	the adequacy of the surviving depository corporation’s shareholders’ equity and financial condition;

•	whether the directors and executive officers of the surviving depository institution will be satisfactory;

•

whether the surviving depository corporation will afford reasonable promise of successful operation and whether it is reasonable to believe that the surviving depository corporation will be operated in a safe and sound manner and in compliance with all applicable laws; and

•	whether the merger is fair, just and equitable to the disappearing depository corporation and the surviving depository corporation.

Federal Reserve Approval under the Bank Holding Company Act

Heritage is a bank holding company under Section 3 of the BHC Act. Section 3(a) of the BHC Act generally requires the prior approval of the Federal Reserve for any bank holding company to merge with any other bank holding company or to acquire direct or indirect ownership or control over more than five percent of the voting shares of a bank. The Federal Reserve Bank of San Francisco has confirmed, however, that no application is required because the merger between HBC and Presidio is part of a transaction that involves the merger of Heritage’s subsidiary bank, which is the subject of a separate application under the Bank Merger Act and Heritage will not operate Presidio but instead Presidio will merge into HBC immediately after the merger. Accordingly, the merger meets the requirements of the approval exemption set forth in Section 225.12(d)(1) of Regulation Y under the BHC Act.

Additional Regulatory Approvals, Notices and Filings

Additional notifications, filings and/or applications may be submitted to various other federal and state regulatory authorities and self-regulatory organizations in connection with the merger.

Although Heritage, HBC and Presidio expect to timely obtain the required regulatory approvals, there can be no assurances as to whether, or when, these regulatory approvals will be obtained, the terms and conditions on which the approvals will be granted or whether there will be litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities or other parties will not attempt to challenge the merger on antitrust grounds, on the basis of the CRA Act or for other reasons or, if any such challenge is made, as to the result of the challenge.

Accounting Treatment

In accordance with current accounting guidance, the merger will be accounted for using the acquisition method. The result of this is that (i) the recorded assets and liabilities of Heritage will be carried forward at their recorded amounts of (ii) Heritage historical operating results will be unchanged for the prior periods being reported and (iii) the assets and liabilities of Presidio will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. The amount by which the purchase price, consisting of the value of shares of Heritage common stock to be issued to former Presidio shareholders, and the cash to be paid in lieu of fractional shares, exceeds the fair value of the net assets, including identifiable intangibles of Presidio at the merger date, will be reported as goodwill of Heritage. In accordance with current accounting guidance, goodwill is not amortized and will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Presidio being included in the operating results of Heritage beginning from the date of completion of the merger.

Public Trading Markets

Heritage common stock is listed on the NASDAQ Global Select Market under the symbol “HTBK.” Presidio common stock is quoted on the OTC Bulletin Board market under the symbol “PDOB.” Upon completion of the merger, Presidio common stock will cease trading on the OTC Bulletin Board market. Heritage common stock issuable in the merger will be listed on the NASDAQ Global Select Market.

Exchange of Shares in the Merger

Heritage will appoint Equiniti Trust Company as the exchange agent to handle the exchange of shares of Presidio common stock for shares of Heritage common stock. Not later than five business days after the effective time of the merger, the exchange agent will send to each holder of record of Presidio common stock at the effective time of the merger who holds shares of Presidio common stock, a letter of transmittal and instructions for effecting the exchange of Presidio common stock certificates for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates or book entry shares for cancellation, along with the executed letter of transmittal and other documents described in the instructions, a Presidio shareholder will receive any whole shares of Heritage common stock such holder is entitled to receive under the merger agreement and cash in lieu of any fractional shares of Heritage common stock such holder is entitled to receive. After the effective time, neither Presidio nor Heritage will register any transfers of shares of Presidio common stock.

Dissenters’ Rights for Holders of Presidio Shares

The shares of Presidio common stock held by Presidio shareholders who do not vote their Presidio common stock in favor of the merger proposal and who properly demand the purchase of such shares in accordance with Chapter 13 of the California Corporations Code will not be converted into the right to receive the merger consideration otherwise payable for Presidio common stock upon consummation of the merger, but will instead be converted into the right to receive such consideration as may be determined to be due pursuant to Chapter 13 of California Corporations Code.

The following discussion is not a complete statement of the law pertaining to dissenters’ rights under the California Corporations Code. The full text of Sections 1300 through 1313 of the California Corporations Code is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference. Annex D should be reviewed carefully by any Presidio shareholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, since failure to comply with the procedures of the relevant statute in any respect will result in the loss of dissenters’ rights. The following discussion is qualified in its entirety by Annex D.

All references in Sections 1300 through 1313 of the California Corporations Code and in this summary to a “shareholder” are to the holder of record of Presidio common stock as to which dissenters’ rights are asserted. A person having a beneficial interest in Presidio common stock held of record in the name of another person, such as a broker, bank or nominee, cannot enforce dissenters’ rights directly and must act promptly to cause the holder of record to follow the steps summarized below properly and in a timely manner to perfect such person’s dissenters’ rights.

ANY HOLDER OF PRESIDIO COMMON STOCK WISHING TO EXERCISE DISSENTERS’ RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS. FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE, WHICH CONSISTS OF SECTIONS 1300-1313, WILL RESULT IN THE LOSS OF A SHAREHOLDER’S STATUTORY DISSENTERS’ RIGHTS.

Under the California Corporations Code, Presidio common stock must satisfy each of the following requirements to qualify as dissenting shares, which are referred to as dissenting shares:

•	such dissenting shares must have been outstanding on the record date;

•	such dissenting shares must not have been voted in favor of the merger proposal;

•	the holder of such dissenting shares must timely make a written demand that Presidio repurchase such dissenting shares at fair market value (as defined below); and

•	the holder of such dissenting shares must submit certificates representing such dissenting shares for endorsement (as described below).

A vote of “AGAINST” or “ABSTAIN” on the merger proposal, or refraining from voting at all, does not in and of itself constitute a demand for appraisal under California law.

Pursuant to Sections 1300 through 1313 of the California Corporations Code, holders of dissenting shares may require Presidio to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation as a consequence of the proposed merger, but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter, referred to as the “fair market value.”

Within 10 days following approval of the merger proposal by Presidio shareholders, Presidio is required to mail a dissenter’s notice to each person who did not vote in favor of the merger proposal. The dissenter’s notice must contain the following:

•	a notice of the approval of the merger proposal;

•

a statement of the price determined by Presidio to represent the fair market value of dissenting shares (which will constitute an offer by Presidio to purchase such dissenting shares at such stated price unless such shares lose their status as “dissenting shares” under Section 1309 of the California Corporations Code);

•	a brief description of the procedure for such holders to exercise their rights as dissenting shareholders; and

•	a copy of Sections 1300 through 1304 of Chapter 13 of the California Corporations Code.

Within 30 days after the date on which the notice of the approval of the merger proposal by the outstanding shares is mailed to dissenting shareholders, Presidio or its transfer agent must have received from any dissenting shareholder a written demand that Presidio repurchase such shareholder’s dissenting shares. The written demand must include the number and class of dissenting shares held of record by such dissenting shareholder that the dissenting shareholder demands that Presidio purchase. Furthermore, the written demand must include a statement of what such dissenting shareholder claims to be the fair market value of the dissenting shares (which will constitute an offer by the dissenting shareholder to sell the dissenting shares at such price). In addition, within such same 30-day period, a dissenting shareholder must submit to Presidio or its transfer agent certificates representing any dissenting shares that the dissenting shareholder demands Presidio purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed. If the dissenting shares are uncertificated, then such shareholder must provide written notice of the number of shares which the shareholder demands that Presidio purchase within 30 days after the date of the mailing of the notice of the approval of the merger proposal. The demand, statement and Presidio certificates should be delivered by overnight courier or certified mail, return-receipt requested to:

(if by Overnight Delivery or Courier)

Presidio Bank

120 Kearny Street

Suite 2300

San Francisco, CA 94108

Attention: Corporate Secretary

(if by U.S. Mail)

Presidio Bank

1 Montgomery, Suite 2300

San Francisco, CA 94104

Attention: Corporate Secretary

If upon the dissenting shareholder’s surrender of the certificates representing the dissenting shares, Presidio and a dissenting shareholder agree upon the price to be paid for the dissenting shares and agree that such shares are dissenting shares, then the agreed price is required by law to be paid (with interest thereon at the legal rate on judgments from the date of the agreement) to the dissenting shareholder within the later of (i) 30 days after the date of such agreement or (ii) 30 days after any statutory or contractual conditions to the completion of the merger are satisfied.

If Presidio and a dissenting shareholder disagree as to the price for such dissenting shares or disagree as to whether such shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in California Superior Court of the proper county, within six months after the date on which the notice of the shareholders’ approval of the merger proposal is mailed, to resolve such dispute. In such action, the court will determine whether the Presidio common stock held by such shareholder are dissenting shares and/or the fair market value of such dissenting shares.

In determining the fair market value for the dissenting shares, the court may appoint one or more impartial appraisers to make the determination. Within a time fixed by the court, the appraisers, or a majority of them, will make and file a report with the court. If the appraisers cannot determine the fair market value within 10 days of their appointment, or within a longer time determined by the court, or the court does not confirm their report, then the court will determine the fair market value. Upon a motion made by any party, the report will be submitted to the court and considered evidence as the court considers relevant. The costs of the dissenters’ rights action, including reasonable compensation to the appraisers appointed by the court, will be allocated between Presidio and the dissenting shareholder(s) as the court deems equitable. However, if the appraisal of the fair market value of Presidio shares exceeds the price offered by Presidio in the notice of approval, then Presidio will pay the costs. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by Presidio, then the court may in its discretion impose additional costs on Presidio, including attorneys’ fees, fees of expert witnesses and interest.

Presidio shareholders considering whether to exercise dissenters’ rights should consider that the fair market value of their Presidio common stock determined under Chapter 13 of the California Corporations Code could be more than, the same as or less than the value of consideration to be paid in connection with the merger, as set forth in the merger agreement. Also, Presidio reserves the right to assert in any appraisal proceeding that, for purposes thereof, the fair market value of dissenting shares is less than the value of the merger consideration to be issued and paid in connection with the merger, as set forth in the merger agreement. Presidio shareholders considering whether to exercise dissenters’ rights should consult with their tax advisors for the specific tax consequences of the exercise of dissenters’ rights.

Strict compliance with certain technical prerequisites is required to exercise dissenters’ rights. Presidio shareholders wishing to exercise dissenters’ rights should consult with their own legal counsel in connection with compliance with Chapter 13 of the California Corporations Code. Any Presidio shareholder who fails to strictly comply with the requirements of Chapter 13 of the California Corporations Code, attached as Annex D to this joint proxy statement/prospectus, will forfeit the right to exercise dissenters’ rights and will, instead, receive the consideration to be issued and paid in connection with the merger, as set forth in the merger agreement.

Except as expressly limited by Chapter 13 of the California Corporations Code, dissenting shares continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

Dissenting shares lose their status as “dissenting shares,” and holders of dissenting shares cease to be entitled to require Presidio to purchase such shares, upon the happening of any of the following:

•	the merger is abandoned;

•	the dissenting shares are transferred before their submission to Presidio for the required endorsement;

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the dissenting shareholder and Presidio do not agree on the status of the shares as dissenting shares or do not agree on the purchase price, but neither Presidio nor the shareholder files a complaint or intervenes in a pending action within six months after Presidio mails a notice that its shareholders have approved the merger; or

•	with Presidio’s consent, the dissenting shareholder withdraws the shareholder’s demand for purchase of the dissenting shares.

THE MERGER AGREEMENT

The following section of this joint proxy statement/prospectus describes the material terms of the merger agreement. This summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this joint proxy statement/prospectus. We urge you to read the full text of the merger agreement since it, and not the following description, constitutes the agreement of Heritage, HBC and Presidio.

Effects of the Merger

The merger agreement provides for the merger of Presidio with and into HBC. The separate existence of Presidio will cease and HBC will continue as the surviving corporation immediately upon the closing of the merger. The merger agreement provides that the articles of incorporation and the bylaws of HBC as in effect immediately prior to the merger will be the articles of incorporation and bylaws of the surviving corporation.

As a result of the merger, there will no longer be any shares of Presidio common stock authorized, issued or outstanding. Presidio shareholders will only participate in Heritage’s future earnings and potential growth through their ownership of Heritage common stock. All of the other incidents of direct ownership of Presidio common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Presidio, will be extinguished at the effective time of the merger. All of the property, rights, privileges and powers of HBC and Presidio will vest in the surviving corporation, and all claims, obligations, liabilities, debts and duties of HBC and Presidio will become the claims, obligations, liabilities, debts and duties of the surviving corporation.

Effective Time of the Merger

The merger agreement provides that the merger will be consummated no later than the fifth business day following the satisfaction or waiver of the closing conditions in the merger agreement, which are described below, unless Heritage, HBC, and Presidio agree to another date. The merger will be consummated legally at the time the agreement of merger between HBC and Presidio, the form of which is included as Exhibit C to the merger agreement, has been certified by the Secretary of State of the State of California and filed with the DBO. As of the date of this joint proxy statement/prospectus, the parties expect that the merger will be completed in the fourth quarter of 2019. However, there can be no assurance as to when or whether the merger will occur.

If the merger is not completed by the close of business on the end date, the merger agreement may be terminated by either Presidio or Heritage, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement.

For a description of the merger consideration, see the section entitled “The Merger—Merger Consideration” beginning on page 53.

Covenants and Agreements

Conduct of Business Pending the Merger

Presidio Conduct of Business Pending the Merger

Under the merger agreement, Presidio has agreed that, during the period before completion of the merger, except as permitted by the merger agreement or consented to by Heritage, Presidio will:

•	conduct its business in the ordinary course of business;

•	comply in all material respects with applicable law;

•	perform its obligations in all material respects under its material contracts;

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use commercially reasonable efforts to preserve its business organization intact, keep available the services of its current officers and employees, and maintain their relations and goodwill with all suppliers, customers, depositors, borrowers, landlords, creditors, licensors, licensees, employees, and other persons having business relationships with Presidio;

•	maintain and keep its properties in as good repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear;

•	maintain in full force and effect insurance comparable in amount and scope of coverage to that now presently maintained;

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maintain the allowance for loan loss according to past practices and methodologies and generally accepted accounting principles (except, that any changes in practices or methodology shall be attributable solely to changes in generally acceptable accounting principles or as directed by a governmental entity);

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charge-off all loans and other assets, or portions thereof, deemed uncollectible or classified as “loss” according to general accepting accounting principles and applicable law or as directed by a governmental entity; and

•	maintain loan classification policies and procedures according to industry best practices consistent with past practice.

In addition to the above agreements regarding the conduct of business generally, Presidio has agreed to specific restrictions relating to the conduct of its business, including prohibition of the following (in each case subject to exceptions specified in the merger agreement and except as consented to by Heritage or Presidio provides the required information to Heritage):

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issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock except pursuant to grants of equity securities outstanding as of the date of the merger agreement;

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permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, except pursuant to grants of equity securities outstanding as of the date of the merger agreement;

•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock or other securities;

•	take any action that would result in any change of any term (including any conversion price thereof) of any debt security;

•	declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, or property) as to any capital stock or other equity or voting interests;

•	amend or propose to amend its articles of incorporation or bylaws;

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permit the commencement of any construction of new structures or facilities upon, or purchase or lease or sublease any real property as to any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office, including any branch, loan production office or other office or operations facility;

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acquire (other than by way of foreclosures of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, equity interests, deposits or properties of any other person, except in the ordinary course of business;

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merge or consolidate Presidio with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any contracts or arrangements imposing material changes or restrictions on its assets, operations or businesses;

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make or commit to make any capital expenditures in excess of $100,000, or incur any obligations or liabilities in connection therewith other than maintenance expenditures in the ordinary course of business;

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sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except in the ordinary course of business and consistent with past practice;

•	introduce any new marketing campaigns or any new sales compensation or incentive programs or arrangements;

•	incur or guarantee any indebtedness for borrowed money, other than in amounts and at maturities in the ordinary course of business;

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assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than the endorsement of checks, commercial paper, bankers acceptances, bank drafts and the presentation of other items for collection in the ordinary course of business consistent with past practice);

•	enter into any derivatives contract or any structured finance transaction;

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enter settlement, compromise or similar agreement as to any legal action to which Presidio is or becomes a party after the date of the merger agreement, which settlement, compromise, agreement or legal action that is settled in an amount and for consideration not in excess of $100,000 individually or $250,000 in the aggregate and that would not (i) impose any material restriction on its business before the effective time of the merger or Heritage and its subsidiaries after the effective time or the merger or (ii) create adverse precedent for claims that are reasonably likely to be material to Heritage or its subsidiaries after the effective time of the merger;

•	commence any legal action, except in the ordinary course of business;

•	enter into any new line of business or introduce any new products or services outside the ordinary course of business;

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make any material change in any basic policies and practices as to pricing or risk profile of loans, deposits and services, liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Presidio’s business or operations, except as required by applicable law or requested by any governmental entity;

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implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, including using reasonable efforts to avoid any material increase in the aggregate exposure to interest rate risk except in the ordinary course of business;

•	fail to follow existing policies or practices as to managing its exposure to interest rate and other risk except in the ordinary course of business;

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materially change the composition of the investment securities in its securities portfolio, including any changes in the credit quality, the duration of the investment securities or the type of investment securities not consistent with past practices in the previous 12 months;

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acquire or otherwise invest in or dispose of (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) any debt security, mortgage-backed or mortgage-related security or equity investment other than Federal funds or United States Government securities, United States Government agency securities and U.S. Government sponsored agencies, except in the ordinary course of business;

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increase the rate of interest paid on interest-bearing deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices and otherwise consistent with general economic and competitive conditions in its market areas;

•	solicit, accept, renew or roll over any brokered deposits other than in the ordinary course of business;

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make, renew or otherwise modify any loan, in a manner that is inconsistent with its ordinary course of business or inconsistent with its lending policies and procedures in effect as of the date of the merger agreement, or to any person which would, when aggregated with all outstanding loans or loan commitments or any renewals or extensions thereof made to such person and, such person’s affiliates and immediate family members, exceed $3 million (except that the foregoing $3 million limitation may be exceeded so long as it provides to the chief credit officer of HBC in writing within two business days after funding of such loan a complete loan package for such loan after approval by the Presidio board of directors, a duly authorized loan committee thereof or other corporate authorization in the ordinary course of business consistent with past practice), or take any action that would result in any discretionary release of collateral or guarantees, or otherwise restructure the respective amounts set forth above except in the ordinary course of business;

•	forgive, make or commit to make any loan to, or enter into any transaction with, any director, officer, employee or any affiliate;

•	enter into any loan securitization or create any special purpose funding entity;

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make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure of a debt previously contracted in good faith, in each case in the ordinary course of business);

•	sell any real estate owned, charge-off any assets, make any compromises on debt, release any collateral on loans or commit to do any of the foregoing other than in the ordinary course of business;

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purchase or commit to purchase any loan or participation in any extension of credit, or make, acquire a participation in or reacquire an interest in a participation sold of any extension of credit, or renew or extend the maturity of any participation in any extension of credit, in each case except in the ordinary course of business;

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reduce any material accrual or reserve, including the allowance for loan and lease losses, any contingency reserve, litigation reserve, tax reserve accruals for vacation, accruals for employee bonuses, or change the methodology by which such accounts generally have been maintained according to past practices, except in the ordinary course of business and consistent with generally acceptable accounting principles;

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amend or modify the material terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required, fail to comply with or violate the terms of or enter into (i) any material contract, real property lease, regulatory agreement, CRA agreement, or any contract that would be designated a “material contract” if it were in existence on the date of the merger agreement, (ii) any material restriction on its ability to conduct its business as it is presently being conducted or (iii) any contract governing the terms of its common stock or rights associated therewith or any other outstanding capital stock or the subordinated notes (or any other outstanding instrument of indebtedness);

•	adopt or enter into any collective bargaining agreement or other labor union contract applicable to its employees;

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hire any person as an employee or engage any independent contractor or promote any employee other than (i) any person hired or promoted to fill any vacancies below the level of executive vice president currently existing or arising on or after the date of the merger agreement in the ordinary course of business on terms and conditions consistent with past practices, (ii) any person hired as an employee or any employee promoted to a position with an annual base salary or wage rate and target cash bonus opportunity of no more than $150,000 in the aggregate (iii) any person engaged as an independent contractor (who is a natural person) with consulting fees of no more than $100,000 per annum and whose engagement may be terminated without penalty on no more than 30 days’ notice or (iv) terminate the employment of any executive officer other than for cause;

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enter into or amend or renew (other than pursuant to any contractual term providing for an automatic renewal) any employment, consulting, severance, change in control, bonus, retention, salary continuation or other similar agreements or arrangements with any current or former director, officer or employee or grant any salary or wage increase or award any incentive or other bonus payment or increase any employee benefit (including incentive or bonus payments);

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pay to any employee, officer, director, or independent contractor any compensation bonus or benefit not provided for under any contract or an employee plan in effect on the date of the merger agreement;

•	grant any awards under any employee plan;

•	take any action to fund any future payment of or in any other way secure the payment of compensation or benefits under any contract or employee plan;

•	take any action to accelerate the vesting or payment of any compensation or benefit under any contract, stock-based right, or employee plan (except as permitted under the merger agreement);

•	fail to accrue a reserve in its books and records and financial statements consistent with past practice for taxes;

•	commence or settle any litigation or proceeding as to any liability for taxes;

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take any action which is reasonably likely to have a material adverse impact on its tax position, or, after the merger, which is reasonably likely to have a material adverse impact on the tax position of the surviving corporation;

•	make or change any express or deemed tax election or file any tax return, except in the ordinary course of business;

•	fail to accrue a reserve in its books and records and financial statements in the ordinary course of business;

•	file any amended tax return;

•	change any of its methods of reporting income or deductions for tax purposes;

•	change its entity classification;

•	consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	take any other action with respect to taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

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change its fiscal year, revalue any of its assets, or make or adopt any changes in financial or tax accounting methods, principles, or practices or systems of internal controls, except as required by generally accepted accounting principles or as required by applicable law;

•	foreclose or take title to any real property without conducting an environmental investigation, which investigation shall disclose the absence of any suspected environmental contamination;

•	grant any person a power of attorney or similar authority;

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take any action that would cause the merger agreement or the transaction contemplated by the merger agreement to be subject to the provisions of any state antitakeover law or state or territorial law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

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take or fail to take any action that is intended or may reasonably be expected to result in (i) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or before the effective time of the merger, (ii) any of the conditions to the merger or other transactions contemplated by the merger set forth in the merger agreement not being satisfied, (iii) delay in the consummation of the merger or other transactions or (iv) prevents or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; or

•	enter into any contract as to, or otherwise agree, authorize or commit to take, or publicly recommend, propose or announce an intention to take, any of the foregoing actions.

Heritage Forbearance

Under the merger agreement, Heritage has agreed that, during the period before completion of the merger, except as permitted by the merger agreement or consented to by Presidio, Heritage will not:

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take or fail to take any action that would reasonably result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect or any of the conditions to the merger from being satisfied or unduly delayed;

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take or fail to take any action that would reasonably result in a delay in the consummation of the merger, or prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

•	fail to conduct its business other than in the ordinary course consistent with past practice in all material respects;

•	amend its articles of incorporation or bylaws in a manner that would adversely affect the holders of Presidio common stock;

•	declare or pay any distributions on or as to any of its capital stock other than ordinary quarterly cash dividends in conformity with past practice; or

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accept any offer from any third party involving a business combination, unless such offer is conditioned upon the performance by Heritage and HBC of all of their obligations under the merger agreement.

Regulatory Matters

Heritage and Presidio have agreed to use their reasonable commercial efforts to prepare and file this joint proxy statement/prospectus, and Heritage has agreed to promptly prepare and file with the SEC the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, in connection with the issuance of shares of Heritage common stock in the merger. Each party has agreed to use its reasonable commercial efforts to have the Form S-4 registration statement declared effective under the Securities Act as promptly as practicable after such filing.

Heritage and Presidio have agreed to cooperate with each other and use their respective reasonable commercial efforts to prepare and file all necessary documentation to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary or advisable to consummate the merger. Nothing contained in the merger agreement will be deemed to require Heritage, HBC, or Presidio to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental authorities that would, or would be reasonably be likely to be a burdensome condition. Under the merger agreement, a burdensome condition includes any condition, restriction or requirement that would materially reduce the benefits of the merger to Heritage and Presidio to such a degree that Heritage and Presidio would not have entered into the merger agreement had such conditions, restrictions or requirements been known as of the date of the merger agreement.

Shareholder Meetings

Each of Heritage and Presidio has agreed to take all action necessary to convene a meeting of its respective shareholders, as promptly as reasonably practicable after the Form S-4 registration statement is declared effective, and in no event later than 45 days after the Form S-4 registration statement is declared effective by the SEC, for the purpose of obtaining its shareholders’ approval of the merger.

Except as permitted under the terms of the merger agreement, the Presidio board of directors shall at all times prior to and during such Presidio meeting recommend such approval and shall use its commercially reasonable efforts to solicit and obtain such approval. Unless the merger agreement is terminated in accordance with its terms, Presidio will convene such meeting regardless of whether or not (i) the Presidio board of directors has made an adverse change in recommendation or (ii) an acquisition proposal (as defined below) from a third party has been made. The Heritage board of directors will use its reasonable commercial efforts to obtain Heritage shareholders’ approval of the merger. Unless the merger agreement has been terminated in accordance with its terms, Heritage will submit the merger proposal for approval by Heritage shareholders at the Heritage meeting. Presidio and Heritage will use commercially reasonable efforts to hold the Presidio meeting and Heritage meeting on the same day.

No Solicitation of Alternative Transactions

The merger agreement contains detailed provisions prohibiting Presidio from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, Presidio shall not and cause its officers, directors, employees, agents, advisors and representatives not to:

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solicit, initiate, encourage, induce, or facilitate any inquiries, offers or the making or announcement of any proposal or other action designed to facilitate any inquiries or proposals that constitutes or may reasonably be expected to lead to an acquisition proposal (as defined below);

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furnish any information or provide any access to the properties, books and records to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that may reasonably be expected to lead to an acquisition proposal;

•	initiate, engage or participate in discussions or negotiations with any person as to any acquisition proposal or that may reasonably be expected to lead to an acquisition proposal; or

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approve, endorse, or recommend, or enter into any agreement, arrangement or understanding (including any letter of intent, letter of interest, term sheet, agreement in principle, memorandum of understanding, merger agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement constituting or as to or intended to, or that may reasonably be expected to lead to, an acquisition proposal (other than a permitted confidentiality agreement), or that is intended or that may reasonably be expected to result in the abandonment, termination or failure to consummate the merger.

The “no solicitation” restrictions notwithstanding, if Presidio receives an unsolicited bona fide written acquisition proposal after the date of the merger agreement, it may engage in discussions and negotiations with or provide nonpublic information to the entity or person in response to such acquisition proposal, but only if:

•	the Presidio board of directors receives the acquisition proposal prior to the approval by Presidio shareholders of the merger proposal;

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the Presidio board of directors concludes in good faith (after consultation with its financial advisor and its outside legal counsel) that the acquisition proposal constitutes or is more likely than not to result in a superior proposal (as defined below);

•	neither Presidio nor any of its representatives has violated the non-solicitation provisions under the merger agreement; and

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the Presidio board of directors concludes in good faith (after consultation with its outside legal counsel) that such action is required or is reasonably likely required in order for the Presidio board of directors to comply with its fiduciary obligations under applicable law.

Prior to furnishing any material nonpublic information to a person who has made an acquisition proposal, Presidio must receive from such person an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the confidentiality agreement between Heritage and Presidio is on Heritage. Presidio has agreed to notify Heritage within 24 hours after receipt of:

•	any inquiry or indication of interest that may lead to an acquisition proposal;

•	an acquisition proposal (including any modification of or any amendment to an acquisition proposal); or

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any request for nonpublic information relating to Presidio (including access to its properties, books or records) by any person that has made, or to its knowledge, may be considering making, an acquisition proposal, and provide details about the person submitting any of the foregoing, and the terms of any such acquisition proposal, inquiry, indication or request.

Presidio also agreed to keep Heritage fully informed on a current basis of any additional information requested or provided by Presidio and any changes in the status and any changes or modifications in the terms of any such acquisition proposal, inquiry, indication or request.

Under the terms of the merger agreement Presidio is further required to:

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cease and terminate any existing activities, discussions or negotiations with any persons initiated before the date of the merger agreement as to the possibility or consideration of any acquisition proposal;

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request all persons who had been furnished confidential information regarding Presidio in connection with the solicitation of or discussions regarding an acquisition proposal within the 12 months before the date of the merger agreement to return or continue destruction of such information; and

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use commercially reasonable efforts to enforce the confidentiality, standstill non-solicitation or similar provisions of any agreement to which Presidio is a party as to an acquisition proposal that remains in effect as of the date of the merger agreement, and immediately take all steps necessary to terminate any approval that may have been given before the date of the merger agreement under any such provisions authorizing any person to make an acquisition proposal.

For purposes of the merger agreement the term “acquisition proposal means” means any proposal, offer, indication of interest or inquiry from any person or group for, whether in one transaction or a series of related transactions, or relating to any:

•	merger, consolidation, share exchange or business combination involving more than 15% of the outstanding shares total voting power of any class or series of the capital stock of Presidio;

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sale, lease, exchange, mortgage, transfer or other disposition directly or indirectly by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of Presidio representing 15% or more of the consolidated business, assets of Presidio, measured either by book value or fair market value;

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issuance, sale or other disposition by Presidio of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power associated with the outstanding voting of any class or series of equity securities of Presidio;

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tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Presidio common stock or any class of equity securities of Presidio;

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recapitalization, liquidation, dissolution or other similar type of transaction as to Presidio which would result in any person or group acquiring 15% or more of the fair market value of the assets of Presidio taken as a whole; or

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any other consolidation, business combination, joint venture recapitalization or similar transaction involving Presidio if the holders of shares of Presidio common stock immediately before such transaction do not in the aggregate own at least 85% of each of the outstanding shares of Presidio common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Presidio common stock immediately before the consummation thereof.

The term “acquisition proposal” does not include the merger or any of the other transactions contemplated by the merger agreement. If any material change is made to any acquisition proposal, such altered acquisition proposal shall be considered a separate and distinct acquisition proposal.

For purposes of the merger agreement the term “superior proposal” means any bona fide, unsolicited written acquisition proposal that is not obtained in breach of the merger agreement and meets the following:

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contains terms that the Presidio board of directors determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the acquisition proposal and the merger agreement (including any proposal by Heritage to adjust the terms and conditions of the merger agreement)), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such acquisition proposal and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the person making such proposal, and the merger agreement are more favorable from a financial point of view to Presidio shareholders than the merger;

•	is reasonably likely to receive all necessary regulatory approvals on a timely basis and otherwise be consummated on a timely basis on the term proposed; and

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does not contain any condition to closing or similar contingency as to the ability of the person making such proposal to obtain financing, or, if subject to financing, such financing is reasonably committed to the third party making the acquisition proposal and is reasonably likely to be provided.

For purposes of this definition, the term “acquisition proposal” has the meaning set forth in the above definition of acquisition proposal, except that all references to “15%” are deemed references to “100%.”

Presidio Board Recommendation

Under the merger agreement the Presidio board of directors may not take any of the following actions, each of which we refer to as a “change in recommendation:”

•	withdraw, modify, amend or qualify in a manner adverse to Heritage the recommendation that the Presidio shareholders approve and adopt the merger agreement;

•	adopt or propose a resolution to withdraw, amend or qualify its recommendation in a manner adverse to Heritage;

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take any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Presidio board of directors (or any committee thereof) does not support the merger and the merger agreement or does not believe that the merger and the merger agreement are in the best interests of the Presidio shareholders;

•	publicly announce its intention to withdraw, modify, amend or qualify its recommendation in a manner adverse to Heritage;

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fail to reaffirm without qualification its recommendation, or fail to state publicly without qualification that the merger and the merger agreement are in the best interests of the Presidio shareholders, within five business days after Heritage requests in writing that such action be taken;

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fail to announce publicly, within ten business days after a tender offer or exchange offer relating to securities of Presidio shall have been commenced, that the Presidio board of directors recommends rejection of such tender offer or exchange offer;

•	fail to issue, within ten business days after an acquisition proposal is publicly announced, a press release announcing its opposition to such acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	resolve or propose to take any of the foregoing actions.

Prior to its shareholders adopting the merger agreement, Presidio may effect a change of its recommendation that its shareholders vote in favor of adopting the merger agreement but only if:

•	Presidio has complied with the obligations with respect to the Presidio shareholders’ meeting and the non-solicitation of competing acquisition proposals described in the merger agreement;

•	the Presidio board of directors receives an unsolicited bona fide, written acquisition proposal from any person that is not withdrawn;

•	the Presidio board of directors determines in good faith (after consultation with its financial advisor and outside legal advisor), that such acquisition proposal constitutes a superior proposal; and

•

the Presidio board of directors determines in good faith (after consultation with its outside legal counsel) that the failure of the Presidio board of directors to take such action is, or is reasonably likely to be, required in order for the Presidio board of directors to comply with its fiduciary duties to the shareholders of Presidio under applicable law.

However, Presidio may only change its recommendation to shareholders if:

•

Presidio provides Heritage prior written notice at least five business days prior to taking such action, which notice states that the Presidio board of directors has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Presidio board of directors has resolved to change its recommendation to shareholders to vote to adopt the merger agreement, which notice must specify the basis for the change of recommendation, including the material terms of the superior proposal (including the proposed documents and agreements) and the identity of the person making the superior proposal;

•

during such five business day period, Presidio negotiates in good faith with Heritage (if it desires to negotiate) to enable Heritage to make an offer that is at least as favorable to the shareholders of Presidio so that such acquisition proposal would cease to constitute a superior proposal; and

•	at the end of such five business day period, a majority of the Presidio board of directors, after taking into account any modifications to the terms of the merger agreement and the merger agreed to by

Heritage, continues to believe (after consultation with its financial and legal advisors) that such acquisition proposal constitutes a superior proposal and the failure to accept the acquisition proposal of is, or is reasonably likely to be, required in order for the Presidio board of directors to comply with its fiduciary duties to the shareholders of Presidio under applicable law.

The merger agreement provides that any amendment or modification to the financial or other material terms of such acquisition proposal will constitute a new acquisition proposal giving rise to a new five business day response period for Heritage, consequently extending the periods referenced above.

Indemnification and Insurance

The merger agreement provides that, from and after the effective time of the merger, Heritage and HBC will indemnify and hold harmless each present and former director and officer of Presidio against any costs or expenses, including attorneys’ fees, judgments, losses, claims, damages or liabilities incurred in connection with any action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement, to the extent such indemnified parties are indemnified as of the date of the merger agreement to the fullest extent permitted under applicable law. Heritage will also advance expenses as incurred to the fullest extent permitted under applicable law. Further, Heritage and HBC shall assume, perform and observe the obligations of Presidio under Presidio’s articles of incorporation and bylaws and Presidio’s agreements in effect as of the date of the merger agreement to indemnify such directors and officers for their acts and omissions occurring at or prior to the effective time of the merger in their capacity as directors or officers.

The merger agreement also provides that Presidio will obtain from the effective time of the merger a six-year, director’s and officer’s liability insurance tail policy that serves to reimburse the officers and directors of Presidio with respect to claims against such directors and officers arising from facts or events which occurred at or before the effective time of the merger. Such insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to such officers and directors as the coverage currently provided by Presidio; although Presidio may not expend more than 250% of the amount expended currently on an annual basis by Presidio to maintain or procure such insurance. If Presidio is unable to maintain or obtain such insurance after using commercial reasonable efforts, Heritage or HBC must obtain as much comparable insurance as is available at a cost in the aggregate for such six-year period up to 250% of the current annual premium.

Employment Matters

Employees of Presidio who become employees of Heritage or HBC, referred to as continuing employees, will be offered salary or wage levels at least equal to the salary or wage levels to which such employees were entitled to immediately prior to the merger closing date. As soon as administratively practicable after the effective time of the merger, Heritage will take all reasonable action so that continuing employees will be entitled to participate in each employee benefit plan, program or arrangement of Heritage and HBC of general applicability, referred to as the Heritage benefit plans, to the same extent as similarly-situated employees of Heritage and HBC, except that coverage will be continued under corresponding benefit plans of Presidio (to the extent such Presidio plans have not been terminated) until such employees are permitted to participate in the Heritage benefit plans. Heritage will use reasonable commercial efforts to ensure that from the merger closing date through the next open enrollment date for a Heritage or HBC group health, dental, and vision, continuing employees will continue to be covered by Presidio’s group health, dental, and vision plans.

All Presidio incentive or bonus plans will remain in effect for the entirety of 2019 until all payouts under such plan have been made to all Presidio employees no later than the last day of first quarter of 2020 (whether by Presidio or Heritage). Any Presidio employee terminated as a result of the transactions contemplated by the merger agreement prior to December 31, 2019 will be eligible for a pro-rata bonus under such incentive or bonus plans for time served during 2019. Payouts to such employees will be limited to the amount accrued by Presidio in its financial statements for such purpose. If the Closing occurs prior to December 31, 2019, such accrual will continue from closing of the merger until December 31, 2019 at the monthly rate in place in the last full month prior to the month in which the Closing occurs. All accruals will be made in accordance with the terms of the plans and consistent with past practice.

The prior service of a continuing employee with Presidio will be recognized for purposes of eligibility, participation, vesting and benefit accrual under Heritage employee benefit plans to the same extent that such service was recognized immediately prior to the effective time of the merger under a corresponding Presidio benefit plan in which such continuing employee was eligible to participate immediately before the effective time of the merger, except that such recognition of service will not (i) operate to duplicate any benefits of a continuing employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement under which similarly situated employees of Heritage and HBC do not receive credit for prior service.

If any continuing employee becomes eligible to participate in any Heritage benefit plan that provides medical, hospitalization or dental benefits, Heritage or HBC, as applicable, must use commercial efforts to request from the appropriate sponsor or provider that (i) any pre-existing condition limitations or eligibility waiting periods under such Heritage benefit plan be waived as to such continuing employee and his or her covered dependents to the extent such limitation would have been waived or satisfied or not applicable under a Presidio employee plan in which such continuing employee participated immediately before the effective time or the merger and (ii) recognize any health expenses incurred by such continuing employee and his or her covered dependents in the year that includes the closing date of the merger (or, if later, the year in which such continuing employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Heritage benefit plan.

On or after the effective time of the merger, Heritage, in its sole discretion, may elect to terminate the Presidio 401(k) Plan or to discontinue contributions to the Presidio 401(k) Plan, to cause Presidio to terminate the 401(k) Plan, or to merge the Presidio 401(k) Plan with and into the Heritage Bank of Commerce 401(k) Plan.

The merger agreement specifies that none of its provisions should be interpreted or construed to confer upon any employee of Presidio who continues to be employed by the surviving corporation after the effective time with any right with respect to continuance of employment by or other service with the surviving corporation or any of its subsidiaries. Nor does the merger agreement interfere in any way with the right of the surviving corporation and its subsidiaries to terminate the employment or other association of any person at any time. The terms of the merger agreement do not constitute an amendment of, or interfere in any way with the right of the surviving corporation and its subsidiaries to amend, terminate or otherwise discontinue, any or all Heritage employee plans and any other plans, practices or policies of the surviving corporation or any of its subsidiaries in effect from time to time.

No provision in the merger agreement creates any right to employment or continued employment or to a particular term or condition of employment with the surviving corporation or any of its subsidiaries nor does the merger agreement create any third party beneficiary right in any person.

Representations and Warranties

Presidio Representations and Warranties

The merger agreement contains representations and warranties made by Presidio to Heritage relating to a number of matters, including the following:

•	corporate organization, qualification to do business, corporate power, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

•	required regulatory consents necessary in connection with the merger;

•	conformity with generally accepted accounting principles of financial statements;

•	timely filing with governmental entities and accuracy of required Reports of Conditions and Income;

•	financial internal controls;

•	allowance for loan losses;

•	off-balance sheet arrangements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since December 31, 2018;

•	taxes and tax returns;

•	government authorizations;

•	compliance with applicable law;

•	regulatory matters;

•	legal proceedings;

•	trust administration;

•	employee compensation and benefits matters;

•	labor and employment matters;

•	environmental matters;

•	loan portfolio;

•	investment portfolio;

•	risk management instruments;

•	deposits;

•	properties and assets;

•	intellectual property;

•	information technology, security and privacy matters;

•	material contracts;

•	insurance;

•	governmental approvals and other conditions;

•	fairness opinion from financial advisor;

•	broker’s fees payable in connection with the merger;

•	operating losses;

•	accuracy of information Presidio provided in this joint proxy statement/prospectus;

•	regulatory reports and filings;

•	affiliate and related party transactions;

•	inapplicability of takeover laws; and

•	transaction expenses.

Heritage Representations and Warranties

The merger agreement also contains representations and warranties made by Heritage to Presidio relating to a number of matters, including the following:

•	corporate organization, qualification to do business, corporate power, and subsidiaries;

•	capitalization;

•	requisite corporate authority to enter into the merger agreement and to complete the merger and transactions contemplated by the merger;

•	absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

•	required regulatory consents necessary in connection with the merger;

•	filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;

•	conformity with generally accepted accounting principles and SEC requirements of Heritage’s financial statements filed with the SEC;

•	material changes since the last SEC reports filed by Heritage prior to entering into the merger agreement;

•	Community Reinvestment Act;

•	taxes and tax returns;

•	legal proceedings;

•	compliance with laws;

•	regulatory matters;

•	government approvals;

•	labor matters;

•	broker’s fees payable in connection with the merger;

•	accuracy of Heritage information provided in this joint proxy statement/prospectus; and

•	regulatory reports and filings.

Certain of the representations and warranties by Presidio and Heritage are qualified as to “materiality” or “material adverse effect.”

The term “material adverse effect” means for Presidio or Heritage (and its subsidiaries), any effect, event, fact, development, condition, change, occurrence or circumstance that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance, of a party, taken as a whole or (b) prevents or materially delays, or is reasonably likely to prevent or materially delay the ability of the party to perform its obligations under the merger agreement or to consummate the merger or the other transactions contemplated by the merger agreement on a timely basis. A material adverse effect does not include an any effect, event, fact, development, condition, change, occurrence or circumstance arising out of relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the commencement of any litigation that was primarily the result of the announcement or public disclosure of the merger agreement or transactions contemplated by the merger agreement, (iii) any outbreak or escalation of war or hostilities or any act of terrorism, (iv) changes in the trading price or trading volume of either of the parties common stock in and of itself, but not including the underlying reasons thereof, (v) general conditions in the financial industry, including changes in laws, regulations rules, general accepted accounting principles or regulatory accounting requirements or (vi) any changes made or actions taken or not taken by a party with the other party’s express written consent or that was expressly required to be taken pursuant to the terms of the merger agreement, except that any effect, event, fact, development, condition, change, occurrence or circumstance referred to in clauses (i), (iii) or (v) immediately above shall not be taken into account in determining whether a material adverse effect has occurred or is reasonably be expected to occur to the extent that any effect, event, fact, development, condition, change, occurrence or circumstance has a disproportionate effect on the party (and its subsidiaries), taken as a whole, compared to other participants in the financial industries in which the party (and its subsidiaries) conduct their businesses.

Certain of the representations and warranties are made to the “knowledge” of a party. The term “knowledge” means the facts, events, circumstances and other information that as of the date of the merger the president, the chief executive officer, the chief financial officer, the chief operating officer or the chief credit officer of Presidio or Heritage, knows as a result of the performance of his or her duties, or that any such officer of a bank or bank holding company reasonably should know in the normal course of his or her duties or would reasonably be expected to know after reasonable inquiry.

Stock Market Listing

Heritage has agreed to apply to have the shares of Heritage common stock to be issued in the merger approved for listing on the NASDAQ Global Select Market, which is the principal trading market for existing shares of Heritage common stock. It is a condition to Heritage’s and Presidio’s obligations to complete the merger that such approval is obtained, subject to official notice of issuance. Following completion of the merger, Presidio common stock will cease trading and will no longer be quoted on the OTC Bulletin Board.

Conditions to Each Party’s Obligations

The respective obligations of each of Heritage and Presidio to complete the merger are subject to the satisfaction of the following conditions:

•	receipt by Heritage of Heritage shareholders’ approval;

•	receipt by Presidio of Presidio shareholders’ approval;

•	the receipt of all regulatory approvals required from the Federal Reserve and the DBO and none of the regulatory approvals shall have contained or resulted in a burdensome condition;

•

the effectiveness of Heritage’s SEC registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•	no injunction or decree or law prohibiting the consummation of the merger shall be in effect;

•

the shares of Heritage common stock to be issued in the merger and issued upon the exercise of the assumed stock options and restricted stock units shall have been approved for listing on the NASDAQ Global Select Market; and

•	Heritage shall have obtained approval of its shareholders to increase the number of authorized shares of common stock.

Conditions to Obligation of Presidio

The obligation of Presidio to complete the merger is also subject to the satisfaction or waiver by Presidio of the following conditions:

•

the accuracy of the representations and warranties of Heritage and HBC set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date);

•	performance in all material respects by Heritage of the obligations required to be performed by it at or prior to the closing date of the merger;

•

Presidio shall have received an officer’s certificate from Heritage certifying satisfaction by Heritage of the conditions related to accuracy of the representations and warranties and performance of covenants and obligations;

•	the absence of a material adverse effect on Heritage since the date of the merger agreement;

•

the receipt by Presidio of the opinion of its tax counsel, dated the closing date of the merger, to the effect, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•

the Heritage board of directors and the HBC board of directors having taken all action necessary to appoint three current members of the Presidio board of directors to serve as a director on the Heritage board of directors and the HBC board of directors, upon the closing of the merger.

Conditions to Obligation of Heritage and HBC

The obligation of Heritage and HBC to complete the merger is also subject to the satisfaction or waiver by Heritage of the following additional conditions:

•

the accuracy of the representations and warranties of Presidio set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger as though made at and as of the closing date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date need only be true and correct as of such date);

•	performance in all material respects by Presidio of the obligations required to be performed by it at or prior to the closing date of the merger;

•

Heritage’s receipt of an officer’s certificate from Presidio certifying satisfaction by Presidio of the conditions related to accuracy of the representations and warranties and performance of covenants and obligations;

•	the absence of a material adverse effect on Presidio since the date of the merger agreement;

•

the receipt by Heritage of the opinion of its tax counsel, dated the closing date of the merger, to the effect, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

Heritage shall have received voting and support agreements from the directors and executive officers of Presidio, non-compete, non-solicitation and non-disclosure agreements from the directors and certain executive officers of Presidio and non-solicitation and non-disclosure agreements from certain executive officers, and all such agreements shall be in full force and effect and no material breach shall have occurred;

•	Holders of not more than 10% of the outstanding shares of Presidio common stock shall have duly perfected their dissenters’ rights under Chapter 13 of the California Corporations Code;

•	Heritage shall have received the written resignation of each director of Presidio effective as of the effective time of the merger; and

•	Presidio shall have delivered to Heritage a properly executed statement from Presidio meeting the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1).

Termination

Heritage and Presidio may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Presidio shareholders have approved the merger and approved and adopted the merger agreement.

The merger agreement may also be terminated at any time prior to the effective time of the merger, as follows:

•

by either Heritage or Presidio, if the merger has not closed on or before March 1, 2020 (referred to as the “end date”), except that the right to terminate will not be available to a party whose failure to perform any obligation required to be performed by such party was the primary cause of or resulted in the failure of the merger to be consummated on or before the end date;

•

by either Heritage or Presidio, if a required governmental approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order enjoining or otherwise prohibiting the closing of the merger, unless such denial or order is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

•	by Heritage, if any requisite regulatory approval includes, or will not be issued without, the imposition of a burdensome condition;

•

by either Heritage or Presidio, if the Heritage shareholders or Presidio shareholders do not approve the merger at either of their respective special meetings (or any adjournment or postponement thereof), except that in the case of a terminating party that has failed to comply with its obligation to call a shareholders’ meeting, to prepare and mail to its shareholders this joint proxy statement/prospectus, to include in this proxy statement/prospectus its recommendation that its shareholders vote in favor of the approval of the merger or has otherwise materially breached the merger agreement, or in the case of Presidio there is a breach of a voting and support agreement, such party will not be entitled to terminate the merger agreement for this reason;

•

by Heritage, if the Presidio board of directors effects a change in recommendation (see “—Presidio Board Recommendation” beginning on page 124), or fails (unless de minimis) to comply with its obligations and covenants relating to the non-solicitation of an alternative acquisition proposal and in responding to an unsolicited acquisition proposal;

•

by either Heritage or Presidio, if there is a breach by the other party that would, individually or in the aggregate with other breaches by such party, result in the failure of a closing condition, unless the breach is cured within the earlier of the end date or thirty days following written notice of the breach, and the terminating party is not otherwise in material breach of the merger agreement;

•

by Presidio, if prior to the receipt of the vote of the Presidio shareholders approving the merger and the merger agreement, Presidio (i) receives an unsolicited bona fide written competing acquisition proposal from any person that is not withdrawn, and a majority of the entire Presidio board of directors determines in good faith (after consultation with its independent financial advisors and a legal counsel) that such competing acquisition proposal constitutes a superior proposal and after consultation with its legal counsel that failure to take action on the competing acquisition proposal is, or is reasonably likely to be required in order for the Presidio board of directors to comply with its fiduciary duties, (ii) pays Heritage a termination fee, and (iii) simultaneously or substantially simultaneously with such termination Presidio enters into an agreement to effect the superior proposal; except that before Presidio can terminate the merger agreement under these circumstances it must:

•

provide Heritage prior written notice at least five business days prior to taking such action, which notice states that the Presidio board of directors has received a superior proposal and, absent any revision to the terms and conditions of the merger agreement, the Presidio board of directors has resolved to change its recommendation to shareholders to vote to adopt the merger agreement, which notice must specify the basis for the change of recommendation, including the material terms of the superior proposal (including the proposed documents and agreements) and the identity of the person making the superior proposal;

•

during such five business day period, Presidio negotiates in good faith with Heritage (if it desires to negotiate) to enable Heritage to make an offer that is at least as favorable to the shareholders of Presidio so that such acquisition proposal would cease to constitute a superior proposal; and

•

at the end of such five business day period, a majority of the Presidio board of directors, after taking into account any modifications to the terms of the merger agreement and the merger agreed to by Heritage, continues to believe (after consultation with its financial and legal advisors) that such acquisition proposal constitutes a superior proposal and the failure to accept the acquisition proposal is, or is reasonably likely to be required in order for the Presidio board of directors to comply with its fiduciary duties to the shareholders of Presidio under applicable law.

Termination Fee

Presidio must pay Heritage $8.0 million in the following circumstances:

•	Heritage terminates the merger agreement because the Presidio board of directors effects a change in recommendation (see “—Presidio Board Recommendation” beginning on page 124);

•

Heritage terminates the merger agreement because Presidio failed to comply with its obligations and covenants relating to the non-solicitation of competing acquisition proposals and in responding to unsolicited acquisition proposals;

•	Presidio terminates the merger agreement to enter into a superior proposal under the circumstances discussed above; or

•

Presidio or Heritage terminates the merger agreement because the merger was not consummated by March 1, 2020, or the Presidio shareholders do not approve the merger agreement or Heritage terminates the merger agreement because Presidio has breached the merger agreement in such a way as would prevent certain closing conditions from being obtained and would give Heritage the right to terminate the merger agreement; if (i) prior to termination any person has announced, disclosed or otherwise made known an acquisition proposal to the Presidio shareholders, senior management or board of directors and not withdrawn the acquisition proposal, and (ii) within 12 months of such termination Presidio consummates or enters into a definitive agreement, letter of intent, agreement in principle or similar contract with respect to such acquisition proposal.

The termination fee is to compensate Heritage for entering into the merger agreement, taking actions to consummate the transactions contemplated by the merger agreement and incurring the costs and expenses related to the merger and other losses and expenses, including foregoing the pursuit of other opportunities by Heritage. The payment of the termination fee is Heritage’s sole and exclusive remedy with respect to termination of the merger agreement.

Effect of Termination

If the merger agreement is validly terminated, the agreement will become void and have no effect without any liability on the part of Heritage or Presidio unless there is a willful and intentional breach of the merger agreement by a party or a party commits fraud. However, the provisions of the merger agreement relating to confidentiality obligations of the parties, the termination fee and certain other technical provisions will continue in effect notwithstanding termination of the merger agreement.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of matters presented in connection with the merger by the shareholders of Presidio or shareholder of Heritage, except that after any such approval of the transactions contemplated by the merger agreement, there may not be any amendment of the merger agreement without further approval of such shareholders if required by applicable law.

At any time prior to the effective time of the merger, the parties, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in the merger agreement, or (iii) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver must be in writing.

Fees and Expenses

Except for the termination fee, as described elsewhere in this joint proxy statement/prospectus, all fees and expenses incurred in connection with the merger, the merger agreement, and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, whether or not the merger is consummated.

Presidio Voting and Support Agreements

In connection with entering into the merger agreement and as an inducement to the willingness of Heritage and HBC to enter into the merger agreement, each of Presidio’s directors and executive officers executed and delivered to Heritage a voting and support agreement, which we refer to collectively as the “voting and support agreements.” Each director and executive officer entered into the voting and support agreement in such person’s capacity as the record or beneficial owner of shares of Presidio and not in such person’s capacity as a director or executive officer of Presidio or as a trustee of any benefit plan. The following summary of the voting and support agreements is subject to, and qualified in its entirety by reference to, the full text of the form of the Presidio voting and support agreement included as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the Presidio voting and support agreements, each Presidio shareholder party thereto agreed to vote such person’s shares of Presidio common stock:

•	in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement;

•	against any action or agreement that would result in a breach in any covenant, representation or warranty or any other obligation or agreement of Presidio in the merger agreement; and

•

against, the following actions (other than the merger and the transactions contemplated by the merger agreement): (1) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Presidio; (2) any acquisition proposal sale; and (3) any action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger and the other transactions contemplated by the merger agreement.

Such Presidio shareholders also agreed not to, directly or indirectly:

•	sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of Presidio shares or any securities convertible into or exercisable for Presidio shares;

•

enter into any contract, option, commitment or other arrangement or understanding as to the sale, transfer, pledge, assignment or other disposition of any Presidio shares or any securities convertible into or exercisable for Presidio shares;

•

enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with the shareholder’s representations, warranties, covenants and obligations under the voting and support agreement;

•

take any other action that could reasonably be expected to impair or otherwise adversely affect shareholder’s power, authority and ability to comply with and perform shareholder’s covenants and obligations under the voting and support agreement;

•	deposit any Presidio shares in a voting trust; or

•	grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any Presidio shares.

Such shareholders further agreed, except as permitted under the terms of the merger agreement, not to take any of the following actions:

•

initiate, solicit, induce or encourage, or take any action to facilitate the making of any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to an acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access to any person (other than Heritage) any information or data as to Presidio or otherwise relating to an acquisition proposal;

•	enter into any agreement, agreement in principle or letter of intent as to an acquisition proposal;

•	approve or recommend or propose publicly to approve or recommend any acquisition proposal;

•	approve or recommend or propose publicly to approve or recommend any agreement, agreement in principle or letter of intent as to an acquisition proposal;

•

solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in SEC regulations) as to an acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a shareholders’ vote or action by consent of Presidio’s shareholders as to an acquisition proposal; or

•	become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) as to any voting securities of Presidio that takes any action in support of an acquisition proposal.

Such Presidio shareholders agreed to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the voting and support agreement with any person other than Heritage as to any possible acquisition proposal.

The obligations of such Presidio shareholders will terminate upon the earlier of the consummation of the merger or, if the merger is not consummated, upon the termination of the merger agreement.

As of the record date, the directors and executive officers of Presidio all of whom have signed voting and support agreements beneficially owned and were entitled to vote 606,686 shares of Presidio common stock, representing approximately 10% of the shares of Presidio common stock outstanding on that date.

Non-Competition, Non-Solicitation and Non-Disclosure Agreements

In order for Heritage and HBC to have the full benefit of ownership of Presidio and the business it conducts, including its goodwill, concurrently with the execution and delivery of the merger agreement, all of the Presidio directors, Robertson Clay Jones, President of Presidio, and Todd Allen, Executive Vice President, North Bay Market President of Presidio, have entered into non-competition, non-solicitation and non-disclosure agreements, which we collectively refer to as the “non-competition, non-solicitation and non-disclosure agreements”. The following summaries of such agreements are subject to, and qualified in their entirety by reference to, the full text of the applicable non-competition, non-solicitation and non-disclosure agreement included in the forms attached as Exhibit B-1, B-2, and B-3 to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. See “The Merger—Interests of Presidio Directors and Executive Officers in the Merger” beginning on page 96.

Pursuant to the non-competition, non-solicitation and non-disclosure agreements, each of the Presidio directors, Mr. Jones and Mr. Allen has agreed not to, directly or indirectly, without the prior written consent of Heritage or HBC:

•	solicit or aid in the solicitation of any customers or prospective customers of Presidio;

•	attempt to solicit for hire of any officers or employees of Presidio, or, from and after the effective time of the merger, HBC as successor to Presidio; and

•

induce or attempt to induce any person who is a customer or prospective customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio, in each case, to terminate such person’s relationships with HBC as successor to Presidio.

Three directors (Stephen Heitel, James Woolwine, and Stephen Mayer), Mr. Jones and Mr. Allen are further restricted from owning, managing, operating, controlling or having any interest in the ownership, management, operation or control of, or be connected as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent or representative of or with, any business or enterprise in providing financial services in the following counties located in the State of California: Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma, which are referred to as the restricted area. All of the other directors are restricted from being connected as a director, executive officer, managing member manager or general partner engaged with, any financial institution in providing financial services in the restricted area.

All of the directors and Mr. Jones and Mr. Allen have agreed to comply with the non-competition and non-solicitation covenants for a period ending 24 months after the effective time of the merger, except one director who is restricted from competing for 12 months. Another director agreed to comply with the non-competition covenants, except with respect to any financial institution located in Santa Barbara, California.

These directors and executive officers of Presidio also have agreed, among other things, not to make use of any trade secrets of Presidio or disclose any trade secrets to any other person on the terms set forth in the non-competition, non-solicitation and non-disclosure agreement.

Certain other executive officers of Presidio have entered into non-solicitation and non-disclosure agreements, which we refer to collectively as the “non-solicitation and non-disclosure agreements.” The following summary of the non-solicitation and non-disclosure agreements is subject to, and qualified in its entirety by reference to, the full text of such agreements in the form of Exhibit B-4 to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the non-solicitation and non-disclosure agreements, certain executive officers of Presidio have agreed, for a period of 24 months after effective time of the merger, not to, directly or indirectly, without the prior written consent of Heritage or HBC:

•	solicit or aid in the solicitation of any customers or prospective customers of Presidio;

•	attempt to solicit for hire any officers or employees of Presidio, or, from and after the effective time of the merger, HBC as successor to Presidio; and

•

induce or attempt to induce any person who is a customer or prospective customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio, in each case, to terminate such person’s relationships with HBC as successor to Presidio.

These executive officers of Presidio also have agreed, among other things, not to make use of any trade secrets of Presidio or disclose any trade secrets to any other person on the terms set forth in the non-solicitation and non-disclosure agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is described in this joint proxy statement/prospectus, and a copy of it is included as Annex A to this joint proxy statement/prospectus, to provide you with important information regarding the proposed merger. The representations, warranties and covenants made in the merger agreement by Heritage, HBC and Presidio are qualified by and subject to important limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue, whether due to a change in circumstances or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders or reports and documents filed with the SEC and in some cases are qualified by disclosures that were made by each party to the other, which disclosures were reflected in schedules to the merger agreement that have not been described or included in this joint proxy statement/prospectus, as Annex A. Factual disclosures about Heritage and HBC contained in the public reports filed by Heritage with the SEC may also supplement, update or modify the factual disclosures and representations about Heritage and HBC contained in the merger agreement. Further, information concerning the subject matter of the representations and warranties in the merger agreement, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial information and explanatory notes illustrate the effect of the merger on Heritage’s consolidated financial position and results of operations and its subsidiaries and of Presidio and its subsidiaries based upon the companies’ respective historical consolidated financial positions and results of operations under the acquisition method of accounting with Heritage treated as the acquirer. The unaudited pro forma combined condensed financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Heritage and Presidio, which are incorporated by reference or provided elsewhere in this joint proxy statement/prospectus.

In accordance with generally accepted accounting principles in the United States of America, or GAAP, the assets and liabilities of Presidio will be recorded by Heritage at their estimated fair values as of the acquisition date. The unaudited pro forma combined condensed balance sheet as of March 31, 2019 gives effect to the merger, as if the transaction had occurred on March 31, 2019. The unaudited pro forma combined condensed income statement for the three months ended March 31, 2019 and the year ended December 31, 2018 assumes the merger took place on January 1, 2018.

The unaudited pro forma combined condensed financial information includes Heritage’s estimated adjustments to record assets and liabilities of Presidio at their respective fair values. These adjustments are subject to change depending on changes in interest rates and the components of assets and liabilities as of the merger date and as additional information becomes available and additional analyses are performed. The final amount and allocation of the purchase price will be determined after the merger is completed and after completion of further analyses to determine the fair value of Presidio’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets acquired as compared with the information shown in the unaudited pro forma combined condensed financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Heritage’s statements of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Presidio shareholders’ equity, including results of operations from December 31, 2018 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Heritage anticipates that the merger with Presidio will provide the combined company with financial benefits that include reduced combined operating expenses. The pro forma information, which is intended to illustrate the financial characteristics of the merger and the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue, or all integration costs that may be incurred and, accordingly, should not be considered a prediction of future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the period shown.

The pro forma shareholders’ equity and net income should not be considered indicative of the market value of Heritage common stock or the actual or future results of operations of Heritage for any period. Actual results may be materially different than the pro forma information presented.

The unaudited pro forma combined condensed financial statements included herein are presented for informational purposes only and do not necessarily reflect the financial results of the combined company had the companies actually been combined at the beginning of each period presented. As stated above, the adjustments included in these unaudited pro forma combined condensed financial statements are preliminary and maybe revised.

HERITAGE COMMERCE CORP AND PRESIDIO BANK

PRO FORMA COMBINED CONDENSED BALANCE SHEET (Unaudited)

	March 31, 2019
	Heritage Commerce Corp	Presidio Bank	Adjustments		Pro Forma Combined
	(Dollars in thousands)
Assets
Cash and due from banks	$38,699	$18,021	$—		$56,720
Other investments and interest-bearing deposits in other financial institutions	196,278	102,859	—		299,137

Total cash and cash equivalents	234,977	120,880	—		355,857
Securities available-for-sale, at fair value	452,521	50,776	—		503,297
Securities held-to-maturity, at amortized cost	367,023	563	—		367,586
Loans held-for-sale—SBA, at lower of cost or fair value, including deferred costs	3,216	—	—		3,216
Loans, net of deferred fees	1,848,318	705,114	(13,553	)(a)	2,539,879
Allowance for loan losses	(27,318)	(7,463)	7,463	(b)	(27,318)

Loans, net	1,821,000	697,651	(6,090)		2,512,561
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	25,221	4,916	—		30,137
Company owned life insurance	62,189	12,587	—		74,776
Premises and equipment, net	6,998	2,175	—		9,173
Goodwill	83,753	—	99,885	(c)	183,638
Other intangible assets	11,454	—	18,582	(d)	30,036
Accrued interest receivable and other assets	47,525	16,511	(3,192	)(e)	60,844

Total assets	$3,115,877	$906,059	$109,185		$4,131,121

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Demand, noninterest-bearing	$1,016,770	$366,381	$—		$1,383,151
Demand, interest-bearing	704,996	119,282	—		824,278
Savings and money market	759,306	243,680	—		1,002,986
Time deposits	146,427	63,706	(16	)(f)	210,117
CDARS—interest-bearing demand, money market and time deposits	12,745	657	—		13,402

Total deposits	2,640,244	793,706	(16)		3,433,934
Subordinated debt	39,414	9,760	1,532	(g)	50,706
Other borrowings	—	115			115
Accrued interest payable and other liabilities	57,703	9,859	—		67,562

Total liabilities	2,737,361	813,440	1,516		3,552,317
Shareholders’ equity:
Preferred stock	—	—	—		—
Common stock	301,550	68,728	131,560	(h)	501,838
Retained earnings	85,953	23,742	(23,742	)(i)	85,953
Accumulated other comprehensive loss	(8,987)	149	(149	)(j)	(8,987)

Total shareholders’ equity	378,516	92,619	107,669		578,804

Total liabilities and shareholders’ equity	$3,115,877	$906,059	$109,185		$4,131,121

See Notes to Pro Forma Combined Condensed Financial Statements

HERITAGE COMMERCE CORP AND PRESIDIO BANK

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (Unaudited)

	Three Months Ended March 31, 2019
	Heritage Commerce Corp	Presidio Bank	Adjustments		Pro Forma Combined
	(Dollars in thousands, except per share amounts)
Interest income:
Loans, including fees	$26,807	$9,616	$639	(a)	$37,062
Securities, taxable	4,509	409	—		4,918
Securities, exempt from Federal tax	548	—	—		548
Other investments, interest-bearing deposits in other financial institutions and Federal funds sold	1,585	470	—		2,055

Total interest income	33,449	10,495	639		44,583

Interest expense:
Deposits	1,836	756	—		2,592
Subordinated debt	571	211	(70	) (b)	712
Other borrowings	—	18	—		18

Total interest expense	2,407	985	(70)		3,322

Net interest income before provision for loan losses	31,042	9,510	709		41,261
Provision (credit) for loan losses	(1,061)	24	—		(1,037)

Net interest income after provision for loan losses	32,103	9,486	709		42,298

Noninterest income:
Service charges and fees on deposit accounts	1,161	212	—		1,373
Increase in cash surrender value of life insurance	330	80	—		410
Servicing income	191	—	—		191
Gain on sales of SBA loans	139	—	—		139
Other	647	19	—		666

Total noninterest income	2,468	311	—		2,779

Noninterest expense:
Salaries and employee benefits	10,770	3,678	—		14,448
Occupancy and equipment	1,506	628	—		2,134
Professional fees	818	209	—		1,027
Data processing	679	445	—		1,124
Software subscriptions	589	—	—		589
Amortization of intangible assets	553	—	635	(c)	1,188
Insurance expense	436	21	—		457
Acquisition and integration related costs	—	—	—		—
Other	2,567	644	—		3,211

Total noninterest expense	17,918	5,625	635		24,178

Income before income taxes	16,653	4,172	74		20,899
Income tax expense	4,507	1,113	20	(d)	5,640

Net income	$12,146	$3,059	$54		$15,259

Earnings per common share:
Basic	$0.28		$(0.02	)(e)	$0.26
Diluted	$0.28		$(0.02	)(e)	$0.26
Weighted average common shares outstanding—basic	43,108,208		15,639,929	(f)	58,748,137
Weighted average common shares outstanding— diluted	43,670,341		15,639,929	(f)	59,310,270

See Notes to Pro Forma Combined Condensed Financial Statements

HERITAGE COMMERCE CORP AND PRESIDIO BANK

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME (Unaudited)

	Year Ended December 31, 2018
	Heritage Commerce Corp	Presidio Bank	Adjustments		Pro Forma Combined
	(Dollars in thousands, except per share amounts)
Interest income:
Loans, including fees	$105,635	$34,358	$1,962	(a)	$141,955
Securities, taxable	15,211	1,253	—		16,464
Securities, exempt from Federal tax	2,225	—	—		2,225
Other investments, interest-bearing deposits in other financial institutions and Federal funds sold	6,774	2,190	—		8,964

Total interest income	129,845	37,801	1,962		169,608

Interest expense:
Deposits	5,506	1,914	16	(b)	7,436
Subordinated debt	2,314	844	(279	)(c)	2,879
Short-term borrowings	2	—	—		2

Total interest expense	7,822	2,758	(263)		10,317

Net interest income before provision for loan losses	122,023	35,043	2,225		159,291
Provision (credit) for loan losses	7,421	273	—		7,694

Net interest income after provision for loan losses	114,602	34,770	2,225		151,597

Noninterest income:
Service charges and fees on deposit accounts	4,113	852	—		4,965
Increase in cash surrender value of life insurance	1,045	329	—		1,374
Servicing income	709	—	—		709
Gain on sales of SBA loans	698	—	—		698
Gain on sales of securities	266	—	—		266
Other	2,743	40	—		2,783

Total noninterest income	9,574	1,221	—		10,795

Noninterest expense:
Salaries and employee benefits	40,193	13,174	—		53,367
Other acquisition and integration related costs	5,598	—	—		5,598
Occupancy and equipment	5,411	2,450	—		7,861
Severance and retention acquisition costs	3,569	—	—		3,569
Professional fees	2,891	731	—		3,622
Software subscriptions	2,343	—	—		2,343
Data processing	1,978	1,592	—		3,570
Amortization of intangible assets	1,943	—	2,290	(d)	4,233
Insurance expense	1,685	85	—		1,770
Recovery of legal fees	(922)	—	—		(922)
Other	10,832	2,236	—		13,068

Total noninterest expense	75,521	20,268	2,302		98,079

Income before income taxes	48,655	15,723	(65)		64,313
Income tax expense	13,324	3,894	(18	)(e)	17,200

Net income	$35,331	$11,829	$(47)		$47,113

Earnings per common share:
Basic	$0.85		$(0.03	)(f)	$0.82
Diluted	$0.84		$(0.03	)(f)	$0.81
Weighted average common shares outstanding—basic	41,469,211		15,639,929	(g)	57,109,140
Weighted average common shares outstanding—diluted	42,182,939		15,639,929	(g)	57,822,868

See Notes to Pro Forma Combined Condensed Financial Statements

HERITAGE COMMERCE CORP AND PRESIDIO BANK

NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

(Unaudited)

(1)	Basis of Presentation

The unaudited pro forma combined condensed financial information and explanatory notes show the impact on the historical balance sheet and statements of income of Heritage resulting from the pending Presidio merger under the acquisition method of accounting as required by the Financial Accounting Standards Board (“FASB”) accounting guidance on business combinations. Acquisition accounting requires that the assets purchased, the liabilities assumed and non-controlling interest all be reported in the acquirer’s financial statements at their fair value, with any excess of purchase consideration over the net assets being reported as goodwill at the close of business on the transaction date. The unaudited pro forma combined condensed balance sheet combines the historical financial information of Heritage and Presidio as of March 31, 2019, and assumes that the merger was completed on that date. The unaudited pro forma combined condensed statements of income for the three months ended March 31, 2019 and for the year ended December 31, 2018 give effect to the pending Heritage and Presidio merger as if the transaction had been completed on January 1, 2018.

Since the transaction is being recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for loan losses is carried over to Heritage’s balance sheet. In addition, certain nonrecurring costs associated with the pending merger such as potential severance, professional fees, legal fees and conversion-related expenditures are expensed as incurred and not reflected in the unaudited pro forma combined condensed statements of income.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma consolidated statements of income for the three months ended March 31, 2019, and for the year ended December 31, 2018, Heritage assumed no adjustments to the historical amount of Presidio’s provision for loan losses.

(2)	Accounting Policies and Financial Statement Classifications

The accounting policies of Presidio are in the process of being reviewed in detail by Heritage. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

(3)	Merger and Acquisition Integration Costs

In connection with the Presidio merger, the plan to integrate the operations of Presidio is still being developed. The specific details of the plan to integrate the operations of Heritage and Presidio will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where Heritage may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, selling or otherwise disposing of certain premises, furniture and equipment, and re-assessing a possible deferred tax asset valuation allowance from a potential change in control for tax purposes. Heritage also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the cost will be recorded based on the nature of the cost and the timing of these integration actions.

No such costs were considered in the accompanying unaudited pro forma combined condensed statements of income.

(4)	Estimated Annual Cost Savings or Revenue Opportunities

While Heritage expects to realize cost savings from the pending Presidio merger, the pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. Further, there can be no assurance the cost savings will be achieved in the amount, manner or timing currently contemplated.

(5)	Pro Forma Adjustments to Combined Condensed Balance Sheet at March 31, 2019

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed balance sheet at March 31, 2019. All adjustments are based on current assumptions and valuations, which are subject to change.

			March 31, 2019
			(Dollars in thousands)
(a)	Adjust the Presidio Bank loan portfolio to fair value		$(13,553)

(b)	Eliminate the Presidio Bank allowance for loan losses		$7,463

(c)	Goodwill created from the transaction:
	Assets acquired		$906,059
	Less: liabilities assumed		(813,440)
	Purchase accounting adjustments:
	Adjust the loan portfolio to fair value	$(13,553)
	Eliminate the Presidio Bank allowance for loan losses	7,463
	Core deposit intangible	18,582
	Adjust the lease right-to-use assets to fair value	(240)
	Adjust the certificates of deposit to fair value	16
	Adjust the Presidio subordinated debt to fair value	(1,532)

	Total pre-tax adjustments	10,736
	Less: deferred income taxes	(2,952)

	Total after-tax adjustments		7,784

	Net assets acquired		100,403

	Purchase price		$200,288
	Less: net assets acquired		(100,403)

	Goodwill created from transaction		$99,885

(d)	Core deposit intangible asset created from the transaction		$18,582
(e)	Other assets adjustments:
	Above market leases		$(240)
	Deferred income taxes on purchase accounting adjustments		(2,952)

	Other assets adjustments		$(3,192)

(f)	Adjust the time deposits to fair value		$(16)

(g)	Adjust the Presidio Bank subordinated debt to fair value		$1,532

(h)	Common stock
	Eliminate Presidio Bank common stock		$(68,728)
	15,639,929 shares of Heritage Commerce Corp common stock issued to Presidio Bank shareholders and holders of restricted stock (Stock price = $12.22 on May 16, 2019, the day of the deal announcement)		191,120
	Consideration for Presidio Bank stock options exchanged for Heritage Commerce Corp stock options		9,168

	Common stock adjustment		$131,560

(i)	Eliminate Presidio Bank retained earnings		$(23,742)

(j)	Eliminate Presidio Bank other comprehensive income		$(149)

(6)	Pro Forma Adjustments to Combined Condensed Statement of Income for the Three Months Ended March 31, 2019

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed statement of income for the three months ended March 31, 2019. All adjustments are based on current assumptions and valuations, which are subject to change.

		For the Three Months Ended March 31, 2019
		(Dollars in thousands)
(a)	Loan fair value mark accretion	$639
(b)	Subordinated debt fair value mark accretion	$(70)
(c)	Amortization (accretion) of the intangible assets created from the transaction:
	Core deposit intangible asset amortization	$659
	Above market leases accretion	(24)

	Total amortization (accretion) of the intangible assets created from the transaction	$635

(d)	Income tax expense on pre-tax adjustments	$20

(e)	Earnings per share adjustments:
	Heritage Commerce Corp net income	$12,146
	Presidio Bank net income	3,059
	Adjustments to net income	54

	Pro Forma Combined net income	$15,259

	Pro forma combined basic earnings per share	$0.26
	Less Heritage Commerce Corp basic earnings per share	0.28

	Adjustment to basic earnings per share	$(0.02)

	Pro forma combined diluted earnings per share	$0.26
	Less Heritage Commerce Corp diluted earnings per share	0.28

	Adjustment to diluted earnings per share	$(0.02)

(f)	Weighted average common shares outstanding for basic earnings per common share	43,108,208
	Heritage Commerce Corp common stock issued to Presidio Bank shareholders	15,639,929

	Shares used in computing basic earnings per common share	58,748,137

	Weighted average common shares outstanding for diluted earnings per common share	43,670,341
	Heritage Commerce Corp common stock issued to Presidio Bank shareholders	15,639,929

	Shares used in computing diluted earnings per common share	59,310,270

(7)	Pro Forma Adjustments to Combined Condensed Statement of Income for the Year Ended December 31, 2018

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed statement of income for the year ended December 31, 2018. All adjustments are based on current assumptions and valuations, which are subject to change.

		For the Year Ended December 31, 2018
		(Dollars in thousands)
(a)	Loan fair value mark accretion	$1,962
(b)	Time deposits fair value mark amortization	$16
(c)	Subordinated debt fair value mark accretion	$(279)
(d)	Amortization (accretion) of the intangible assets created from the transaction:
	Core deposit intangible asset amortization	$2,387
	Above market leases accretion	(97)

	Total amortization (accretion) of the intangible assets created from the transaction	$2,290

(e)	Income tax expense on pre-tax adjustments	$(18)

(f)	Earnings per share adjustments:
	Heritage Commerce Corp net income	$35,331
	Presidio Bank net income	11,829
	Adjustments to net income	(47)

	Pro Forma Combined net income	$47,113

	Pro forma combined basic earnings per share	$0.82
	Less Heritage Commerce Corp basic earnings per share	0.85

	Adjustment to basic earnings per share	$(0.03)

	Pro forma combined diluted earnings per share	$0.81
	Less Heritage Commerce Corp diluted earnings per share	0.84

	Adjustment to diluted earnings per share	$(0.03)

(g)	Weighted average common shares outstanding for basic earnings per common share	41,469,211
	Heritage Commerce Corp common stock issued to Presidio Bank shareholders	15,639,929

	Shares used in computing basic earnings per common share	57,109,140

	Weighted average common shares outstanding for diluted earnings per common share	42,182,939
	Heritage Commerce Corp common stock issued to Presidio Bank shareholders	15,639,929

	Shares used in computing diluted earnings per common share	57,822,868

INFORMATION ABOUT THE COMPANIES

Heritage Commerce Corp and Heritage Bank of Commerce

150 Almaden Boulevard

San Jose, California 95113

(408) 947-6900

Heritage, a California corporation organized in 1997, is a bank holding company registered under the BHCA. Heritage provides a wide range of banking services through HBC, its wholly-owned subsidiary. HBC is a California state-chartered bank headquartered in San Jose, California and has been conducting business since 1994.

HBC is a multi-community independent bank that offers a full range of commercial banking services to small and medium-sized businesses and their owners, managers and employees. HBC operates through 14 full service branch offices located entirely in the western, southern and eastern regions of the general San Francisco Bay Area of California in the counties of Santa Clara, San Mateo, Alameda, Contra Costa, and San Benito. HBC’s market includes the headquarters of a number of technology-based companies in the region commonly known as “Silicon Valley.”

HBC’s lending activities are diversified and include commercial, real estate, construction and land development, consumer and Small Business Administration guaranteed loans. HBC generally lends in markets where it has a physical presence through its branch offices. HBC is able to attract deposits throughout its market area with a customer-oriented product mix, competitive pricing, and convenient locations. HBC offers a wide range of deposit products for business banking and retail markets. HBC offers a multitude of other products and services to complement its lending and deposit services. In addition, Bay View Funding, a wholly owned subsidiary of HBC, provides factoring financing throughout the United States.

As a bank holding company, Heritage is subject to the supervision of the Federal Reserve. Heritage is required to file with the Federal Reserve reports and other information regarding its business operations and the business operations of its subsidiaries. As a California chartered bank, HBC is subject to primary supervision, periodic examination, and regulation by the DBO, and by the Federal Reserve, as its primary federal regulator.

At March 31, 2019, Heritage had consolidated assets of $3.1 billion, deposits of $2.6 billion and shareholders’ equity of $378.5 million.

Heritage principal executive office is located at 150 Almaden Boulevard, San Jose, California 95113, telephone number: (408) 947-6900.

Heritage common stock is traded on the NASDAQ Global Select Market under the symbol “HTBK.”

The foregoing information concerning Heritage does not purport to be complete. Certain additional information relating to Presidio’s business, management, executive officer and director compensation, voting securities and certain relationships is incorporated by reference in this joint proxy statement/prospectus from other documents filed by Heritage with the Securities and Exchange Commission and listed under “Where You Can Find Additional Information.” If you desire copies of any of these documents, you may contact Heritage at its address or telephone number indicated under “Where You Can Find Additional Information.”

Presidio Bank

Presidio is a commercial bank regulated by the DBO and, as a state-member bank, the Federal Reserve System as its primary regulator. As of March 31, 2019, Presidio had total assets of $906.1 million, total loans of $705.1 million, total deposits of $793.7 million, shareholders’ equity of $92.6 million and 65 full-time equivalent employees.

Presidio commenced operations on July 24, 2006. Presidio provides business banking services to small and mid-size businesses, including professional service firms, real estate developers and investors, and not-for-profit organizations, and to their owners who desire personalized, responsive service with access to local decision makers. Presidio offers clients the resources of a large bank combined with the personalized services of a neighborhood bank.

Presidio is headquartered in San Francisco, California and operates five banking offices in San Francisco, Walnut Creek, San Rafael, San Mateo, and Palo Alto. Presidio’s principal executive office is located at 1 Montgomery Street, Suite 2300, San Francisco, CA 94104, telephone number: (415) 229-8400. Presidio’s website is www.presidiobank.com. Presidio’s website is not a part of or otherwise incorporated by reference into this joint proxy statement/prospectus.

Presidio’s common stock is quoted on the OTC Bulletin Board under the symbol “PDOB.”

PRESIDIO BANK MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations, financial condition, liquidity, and capital resources of Presidio. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our financial condition and the results of operations. This discussion and analysis should be read in conjunction with our consolidated financial statements and the accompanying notes presented elsewhere in this joint proxy statement/prospectus.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in Presidio’s financial statements and accompanying notes. Presidio’s management believes that the judgments, estimates and assumptions used in preparation of Presidio’s financial statements are appropriate given the factual circumstances as of March 31, 2019. The results of operations for interim periods are not necessarily indicative of results for the full year.

Various elements of Presidio’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Critical accounting policies are those that involve the most complex and subjective decisions and assessments and have the greatest potential impact on Presidio’s results of operation. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of investment securities. Presidio’s management has identified the following accounting policies as critical to an understanding of Presidio’s financial statements due to judgments, estimates and assumptions inherent in these policies, and the sensitivity of Presidio’s financial statements to those judgments, estimates and assumptions.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses in our loan portfolio. The allowance is only an estimate of the inherent loss in the loan portfolio and may not represent actual losses realized over time, either of losses in excess of the allowance or of losses less than the allowance. Our accounting for estimated loan losses is discussed under the heading “Allowance for Loan Losses” and disclosed primarily in Notes 2 and 5 to Presidio’s financial statements.

Deferred Tax Assets

Our net deferred income tax asset arises from temporary differences between the carrying amount of assets and liabilities reported in the financial statements and the amounts used for income tax return purposes. Our accounting for deferred tax assets is discussed under the heading “Income Tax Expense” and disclosed primarily in Notes 2 and 8 to Presidio’s financial statements.

Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act (the “Tax Act”) was signed into law on December 22, 2017, which among other things reduced the federal corporate tax rate to 21% from 35%, effective January 1, 2018. The enactment of the Tax Act caused our net deferred tax assets (“DTA”) to be revalued at the new lower tax rate with resulting tax effects accounted for in the fourth quarter of 2017. Presidio performed an analysis and determined the value of the net DTA was reduced by $1.5 million, which was recognized as a one-time, non-cash, incremental income tax expense in the fourth quarter of 2017 and for the year ended December 31, 2017.

As of and for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017 and for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Summary of Performance—2018 versus 2017

Net income was $11.8 million in 2018 compared to $5.5 million in 2017. The increase in net income primarily reflects an increase in net interest income partially offset by an increase in noninterest expense combined with a $2.0 million reduction in income tax provision. The reduction in income tax provision reflects the federal tax rate reduction to 21% as a result of the Tax Act as well as $1.5 million of additional tax provision related to the revaluation of deferred tax assets at the end of 2017, also an accounting impact of the Tax Act.

The following are some of the significant factors impacting Presidio’s results of operations:

•

Presidio recognized pretax income of $15.7 million in 2018 compared to $11.3 million in 2017. The $4.4 million or 39% increase in pretax income in 2018 compared to 2017 was primarily due to a 21% or $6.1 million increase in net interest income, offset by a noninterest expense increase of 11% or $2.0 million.

•

The increase in net interest income in 2018 over 2017 has been the result of significant growth in earning assets of $69 million in 2018. Presidio increased its investment securities by $45 million during 2018 in a redeployment from low yielding cash and cash equivalents. Presidio also benefited from higher interest rates during 2018 compared to 2017, despite $939,000 or 52% higher interest expense primarily due to higher rates paid on money market deposit accounts which was a result of competitive pressures.

•

Noninterest income increased by $273,000 or 29% in 2018 compared to 2017. The increase in noninterest income in 2018 was primarily due to volume-based growth in deposit service charges and by income on bank owned life insurance (“BOLI”) policies placed in July 2017.

•

The $2 million increase in noninterest expense was primarily due to continued investment in resources to grow Presidio through customer acquisition and to service the growing number of customer relationships. Salary and employee benefit costs were the main drivers of higher noninterest expense in both years.

•	Presidio’s effective tax rate decreased to 25% in 2018 from 52% in 2017 due to revaluation of deferred tax assets related to the Tax Act.

•	Presidio earned $1.82 per diluted common share in 2018 compared to $0.87 per diluted common share in 2017.

The following are some of the significant factors impacting Presidio’s changes in financial condition between December 31, 2017 and December 31, 2018:

•	As of December 31, 2018, Presidio had total assets of $862.4 million, compared to $793.9 million at December 31, 2017.

•	Total assets increased by $68.6 million or 9% in 2018 compared to 2017. Net loans grew by $84.4 million or 14% in 2018 compared to 2017.

•	Investment securities increased by $45.4 million or 591% in 2018, compared to 2017 and cash and due from banks decreased by $61.9 million or 45% compared to 2017.

•	Total deposits grew by $54.6 million or 8% in 2018 compared to 2017. Noninterest bearing demand deposits grew by $24.3 million or 8% in 2018 compared to 2017.

•	Total shareholders’ equity increased by $13.9 million or 19% in 2018 compared to 2017.

Summary of Performance—2017 versus 2016

Net income was $5.5 million in 2017 compared to $4.5 million in 2016. The increase in net income primarily reflects the increase in net interest income, offset by increases in noninterest expense and a $2.9 million increase in income tax provision. The increase in income tax provision was attributable to higher pretax income but also reflects a $1.5 million revaluation of deferred tax assets at the end of 2017 as a result of the implementation of the Tax Act. Presidio benefited from positive changes in mix of both earning assets and interest-bearing liabilities during 2017.

The following are some of the significant factors impacting Presidio’s results of operations:

•

Presidio recognized pretax income of $11.3 million in 2017 compared to $7.4 million in 2016. The $3.9 million or 53% increase in pretax income in 2017 compared to 2016 was primarily due to a 20% or $4.8 million increase in net interest income, offset by a noninterest expense increase of 8% or $1.4 million.

•

The increase in net interest income in 2017 over 2016 has been the result of significant growth in average earning assets of $46.4 million in 2017. Presidio increased its loans by $53.2 million during 2017 primarily funded by a $40.7 million or 6.1% increase in deposits, and, a reduction of $18.6 million in cash and cash equivalents. Presidio also benefited from higher interest rates during 2017 compared to 2016, as market rate increases were reflected in higher income from earning assets while interest expense remained relatively flat year-over-year.

•

Noninterest income increased by $250,000 or 35.8% in 2017 compared to 2016. The increase in noninterest income in 2017 was primarily due to volume-based growth in deposit service charges and by income on BOLI policies placed in July 2017.

•

The $1.4 million or 8% increase in noninterest expense was primarily due to continued investment in resources to grow Presidio through customer acquisition and to service the growing number of customer relationships. Salary and employee benefit costs were the main drivers of higher noninterest expense.

•	Presidio’s effective tax rate increased to 52% in 2017 from 40% in 2016 due to revaluation of deferred tax assets related to the Jobs Act.

•	Presidio earned $0.87 per diluted common share in 2017 compared to $0.75 per diluted common share in 2016.

The following are some of the significant factors impacting Presidio’s changes in financial condition between December 31, 2016 and December 31, 2017:

•

As of December 31, 2017, Presidio had total assets of $793.9 million, compared to $747.5 million at December 31, 2016. Total assets increased by $46.4 million or 6% in 2017 compared to 2016. Net loans grew by $53.5 million or 9% in 2017 compared to 2016.

•

Total deposits grew by $40.7 million or 6% in 2017 compared to 2016. Noninterest bearing demand deposits grew by $37.3 million or 14% in 2017 compared to 2016 and comprised 37% of assets and 34% of assets as of December 31, 2017 and 2016, respectively.

•	Total shareholders’ equity increased by $7.4 million or 11% in 2017 compared to 2016.

Results of Operations

Presidio earns income from two primary sources. The first is net interest income, which is interest income generated by earning assets less interest expense on interest-bearing liabilities. The second is noninterest income, which primarily consists of customer service charges and fees and the increase in cash surrender value of life insurance, and gains on the sale of securities. The majority of Presidio’s noninterest expenses are operating costs that relate to providing a full range of banking services to our customers.

Net Interest Income and Net Interest Margin

The level of net interest income depends on several factors in combination, including growth in earning assets, yields on earning assets, the cost of interest-bearing liabilities, the relative volumes of earning assets and interest-

bearing liabilities, and the mix of products that comprise Presidio’s earning assets, deposits, and other interest-bearing liabilities. Net interest income can also be impacted by the reversal of interest on loans placed on nonaccrual status, and recovery of interest on loans that have been on nonaccrual and are either sold or returned to accrual status. To maintain its net interest margin, Presidio must manage the relationship between interest earned and paid.

The following table shows, for each of the past three years, the annual average balance for each principal balance sheet category, and the amount of interest income or expense associated with that category. This table also shows the yields earned on each major component of Presidio’s investment and loan portfolio, the average rates paid on each key segment of Presidio’s interest-bearing liabilities, and the net interest margin.

Distribution, Yield and Rate Analysis of Net Income

	2018			2017			2016
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Loans, gross(1)(2)	$654,920	$34,358	5.25%	$594,624	$29,187	4.91%	$534,930	$24,884	4.65%
Securities	35,426	1,253	3.54%	12,834	430	3.35%	14,281	517	3.62%
Federal funds sold and interest-bearing deposits in other financial institutions	117,354	2,191	1.87%	108,324	1,182	1.09%	117,087	592	0.51%

Total interest earning assets	807,700	37,801	4.68%	715,782	30,799	4.30%	666,298	25,993	3.90%
Cash and due from banks	9,776			8,839			9,272
Premises and equipment, net	2,472			1,708			1,122
Other assets	15,030			10,425			3,872

Total Assets	$834,978			$736,754			$680,564

Liabilities and shareholders’ equity:
Deposits:
Demand, noninterest-bearing	$314,825			$253,741			$220,010
Demand, interest-bearing	107,443	249	0.23%	104,157	183	0.18%	88,330	173	0.20%
Savings and money market	269,926	1,241	0.46%	244,326	519	0.21%	240,960	544	0.23%
Time deposits—under $100	1,459	6	0.41%	1,592	6	0.38%	1,797	8	0.42%
Time deposits—$100 and Over	43,975	418	0.95%	45,977	267	0.58%	45,206	187	0.41%

Total interest-bearing deposits	422,803	1,914	0.45%	396,052	975	0.25%	376,293	912	0.24%

Total deposits	737,628	1,914	0.26%	649,793	975	0.15%	596,303	912	0.15%

Borrowings	9,988	844	8.45%	10,066	844	8.38%	14,088	863	6.13%

Total interest-bearing liabilities	432,791	2,758	0.64%	406,118	1,819	0.45%	390,381	1,775	0.45%

Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	747,616	2,758	0.37%	659,859	1,819	0.28%	610,391	1,775	0.29%
Other liabilities	5,779			4,839			6,898

Total Liabilities	753,395			664,698			617,289
Shareholders’ equity	81,583			72,056			63,275

Total Liabilities and Shareholders’ Equity	$834,978			$736,754			$680,564

Net interest income / margin		$35,043	4.34%		$28,980	4.05%		$24,218	3.63%

(1)

Loan fees have been included in the calculation of interest income. Loan fees were approximately $1,034,000, $1,134,000, and $859,000 for the years ended December 31, 2018, 2017, and 2016 respectively. Loans are net of deferred fees and related direct costs

(2)	Non-accrual loans are included in averages.

The Volume and Rate Variances table below sets forth the dollar difference in interest earned and paid for each major category of interest-earning asset and interest-bearing liability for the noted periods, and the amount of such change attributable to changes in average balances or changes in average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by prior period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance.

Rate/Volume Analysis of Net Interest Income

	2018 vs. 2017
	Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change
	(Dollars in thousands)
Income from the interest earning assets:
Loans, gross	$3,139	$2,032	$5,171
Securities	799	24	823
Federal funds sold and interest-bearing deposits in other financial institutions	165	843	1,008

Total interest income on interest earning assets	4,103	2,899	7,002

Expense from the interest-bearing liabilities:
Demand, interest-bearing	9	57	66
Savings and money market	117	605	722
Time deposits—under $100	(1)	1	—
Time deposits—$100 and over	(19)	170	151
Borrowings	(7)	7	—

Total interest expense on interest-bearing liabilities	99	840	939

Net interest income	$4,004	$2,059	$6,063

	2017 vs. 2016
	Increase (Decrease) Due to Change in:
	Average Volume	Average Rate	Net Change
	(Dollars in thousands)
Income from the interest earning assets:
Loans, gross	$2,921	$1,381	$4,302
Securities	(48)	(39)	(87)
Federal funds sold and interest-bearing deposits in other financial institutions	(93)	684	591

Total interest income on interest earning assets	2,780	2,026	4,806

Expense from the interest-bearing liabilities:
Demand, interest-bearing	24	(14)	10
Savings and money market	13	(38)	(25)
Time deposits—under $100	—	(2)	(2)
Time deposits—$100 and over	5	75	80
Borrowings	(338)	319	(19)

Total interest expense on interest-bearing liabilities	(296)	340	44

Net interest income	$3,076	$1,686	$4,762

Interest income increased by $7.0 million for the year ended December 31, 2018 compared to the year ended December 31, 2017 and increased by $4.8 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase in interest income in 2018 was primarily attributable to positive volume and rate effects in the loan portfolio with average loans increasing by $60 million and the average rate increasing by 34 basis points. The volume of investment securities increased as well as their average yield as approximately $50.0 million of cash was deployed into securities during the second and third quarters of 2018. The average volume of Federal funds and interest-bearing deposits was up $9.0 million in 2018 as compared to 2017, aided by an average rate increase of 78 basis points. The increasing yields on loans and investments reflect the rising interest rate environment experienced throughout 2018.

The increase in interest income in 2017 was primarily attributable to positive volume and rate effects in the loan portfolio with average loans increasing by $60 million and the average rate increasing by 26 basis points. The average volume of federal funds and interest-bearing deposits was down $8.8 million in 2017 as compared to 2016, offset by an average rate increase of 58 basis points. The increasing yields on loans and investments reflect rising rate interest rate environment experienced throughout 2017. The impact of rising market rates on deposit costs was negligible during 2017.

The average yield on the total loan portfolio increased to 5.25% for the year ended December 31, 2018, compared to 4.91% for the year ended December 31, 2017 and 4.65% for the year ended December 31, 2016, primarily due to increases in the prime rate.

Interest expense increased by $939,000 in 2018 as compared to 2017. Deposit rate increases were a result of rising rates and competitive pressures and were concentrated in money market rates. Interest expense increased by $44,000 in 2017 as compared to 2016.

Net interest income, before provision for loan losses, for the year ended December 31, 2018 increased 21% to $35.0 million, compared to $29.0 million for the year ended December 31, 2017, primarily due to the impact of organic loan growth, higher average balances of investment securities and the positive impact of rising interest rates. Net interest income, before provision for loan losses, for the year ended December 31, 2017 increased 20%

to $29 million, compared to $24 million for the year ended December 31, 2016, primarily due to the impact of organic loan growth, and the positive impact of rising interest rates.

Provision for Loan Losses

Credit risk is inherent in the business of making loans. Presidio establishes an allowance for loan losses through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Specifically, identifiable and quantifiable known losses are promptly charged off against the allowance. The provision for loan losses is determined by conducting a quarterly evaluation of the adequacy of Presidio’s allowance for loan losses and charging the shortfall or excess, if any, to the current quarter’s expense. This has the effect of creating variability in the amount and frequency of charges to Presidio’s earnings. The provision for loan losses and level of allowance for each period are dependent upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management’s assessment of the quality of the loan portfolio, the valuation of problem loans and the general economic conditions in Presidio’s market area.

There was a $273,000 provision for loan losses for the year ended December 31, 2018, compared to the $298,000 provision for loan losses for the year ended December 31, 2017. The decrease in the provision for loan losses for the year ended December 31, 2018, compared to the year ended December 31, 2017, was primarily due to positive migration trends within Presidio’s loan risk rating categories. Provisions for loan losses are charged to operations to bring the allowance for loan losses to a level deemed appropriate by Presidio based on the factors discussed above under “Allowance for Loan Losses.”

The allowance for loan losses totaled $7.4 million, or 1.05% of total loans at December 31, 2018, compared to $7.2 million, or 1.14% of total loans at December 31, 2017. The allowance for loan losses to total nonperforming loans was 199% at December 31, 2018. Presidio had no nonperforming loans at December 31, 2017. The allowance for loan losses to total nonperforming loans decreased at December 31, 2018, compared to December 31, 2017, primarily due to a single $3.7 million loan that was placed on nonaccrual status during the fourth quarter of 2018. There was no net charge off or recovery for the years ended December 31, 2018 or 2017.

Noninterest Income

The following table sets forth the various components of Presidio’s noninterest income for the periods indicated:

Noninterest Income

	Year Ended December 31,		Increase (Decrease) 2018 versus 2017
	2018	2017	Amount	Percent
	(Dollars in thousands)
Service charges and fees on deposit accounts	$852	$710	$142	20%
Increase in cash surrender value of life insurance	329	178	151	85%
Other	40	60	(20)	(33%)

Total	$1,221	$948	$273	29%

	Year Ended December 31,		Increase (Decrease) 2017 versus 2016
	2017	2016	Amount	Percent
	(Dollars in thousands)
Service charges and fees on deposit accounts	$710	$641	$69	11%
Increase in cash surrender value of life insurance	178	—	178	—%
Other	60	57	3	5%

Total	$948	$698	$250	36%

Noninterest income increased by $273,000 or 29% in 2018 compared to 2017, and increased by $250,000 or 36% in 2017 compared to 2016. The increase in noninterest income in 2018 was primarily due to volume-based growth in deposit service charges and by income on BOLI policies placed in July 2017. The increase in noninterest income in 2017 was primarily due to income on BOLI policies placed in 2017 and volume-based growth in deposit service charges.

Noninterest Expense

The following table sets forth Presidio’s non-interest expenses for the periods indicated:

Noninterest Expense

	Year Ended December 31,		Increase (Decrease) 2018 versus 2017
	2018	2017	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$13,174	$11,525	$1,649	14%
Occupancy and equipment	2,450	2,282	168	7%
Data processing	1,592	1,366	226	17%
Regulatory and insurance	511	454	57	13%
Professional fees	731	573	158	28%
Advertising and promotions	256	207	49	24%
Stationery and supplies	174	172	2	1%
Travel and entertainment	266	261	5	2%
Correspondent bank charges	127	122	5	4%
Directors fees and share-based compensation	452	560	(108)	(19%)
Telephone	214	199	15	8%
Other	321	573	(252)	(44%)

Total	$20,268	$18,294	$1,974	11%

	Year Ended December 31,		Increase (Decrease) 2017 versus 2016
	2017	2016	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$11,525	$10,671	$854	8%
Occupancy and equipment	2,282	2,124	158	7%
Data processing	1,366	1,287	79	6%
Regulatory and insurance	454	489	(35)	(7%)
Professional fees	573	539	34	6%
Advertising and promotions	207	277	(70)	(25%)
Stationery and supplies	172	155	17	11%
Travel and entertainment	261	255	6	2%
Correspondent bank charges	122	122	—	–%
Directors fees and share-based compensation	560	411	149	36%
Telephone	199	186	13	7%
Other	573	415	158	38%

Total	$18,294	$16,931	$1,363	8%

Noninterest expense grew by $2.0 million in 2018, compared to 2017, and grew by $1.4 million in 2017 as compared to 2016. The largest component of noninterest expense is salaries and benefit expense, which increased by $1.6 million or 14.3% in 2018 and $854,000 or 8.0% in 2017. The number of full-time equivalent staff grew to 66 as of December 31, 2018 from 61 at the end of 2017 and 59 at the end of 2016 as Presidio continued to invest in staff to support new customer acquisition and service the larger customer base.

Provision for Income Taxes

Presidio computes its provision for income taxes on a monthly basis. The effective tax rate is determined by applying Presidio’s statutory income tax rates to pre-tax book income as adjusted for permanent differences between pre-tax book income and actual taxable income. These permanent differences include, but are not limited to increases in the cash surrender value of life insurance policies, interest on tax-exempt securities, certain expenses that are not allowed as tax deductions, and tax credits.

The Tax Act was signed into law on December 22, 2017, which among other things reduced the federal corporate tax rate to 21% from 35%, effective January 1, 2018. The enactment of the Tax Act caused our net DTA to be revalued at the new lower tax rate with resulting tax effects accounted for in the reporting period of enactment. Presidio performed an analysis and determined the value of the net DTA was reduced by $1.5 million, which was recognized as a one-time, non-cash, incremental income tax expense in the fourth quarter of 2017 and for the year ended December 31, 2017.

Also, on December 22, 2017, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 118, which addresses the situations where the accounting for changes in tax laws is complete, incomplete but can be reasonably estimated, and incomplete and cannot be reasonably estimated. SAB 118 also permits a measurement period up to one year from the date of enactment to refine the provisional accounting. There were no items for which Presidio was unable to make a reasonable estimate for the effects of the tax law change. Presidio has completed its accounting for the effects of the Tax Act on its deferred tax assets and liabilities.

The statutory federal tax rates for 2018, 2017 and 2016 were 21%, 35% and 35%, respectively. Presidio’s effective tax rate in 2018 differed from 21% combined federal statutory tax rate primarily due to State taxes, the tax effect of stock-based compensation and tax-exempt income from BOLI policies.

Presidio’s federal and state income tax expense in 2018 was $3.9 million, compared to $5.9 million in 2017 and $2.9 million in 2016. The effective tax rate for the year ended December 31, 2018 decreased compared to the year ended December 31, 2017, primarily due to the lower federal corporate tax rate for 2018 and the $1.5 million DTA adjustment in the fourth quarter of 2017.

Some items of income and expense are recognized in different years for tax purposes than when applying generally accepted accounting principles leading to timing differences between Presidio’s actual tax liability, and the amount accrued for this liability based on book income. These temporary differences comprise the “deferred” portion of Presidio’s tax expense or benefit, which is accumulated on Presidio’s books as a deferred tax asset or deferred tax liability until such time as they reverse.

Realization of Presidio’s deferred tax assets is primarily dependent upon Presidio generating sufficient future taxable income to obtain benefit from the reversal of net deductible temporary differences and the utilization of tax credit carryforwards and the net operating loss carryforwards for Federal and state income tax purposes. The amount of deferred tax assets considered realizable is subject to adjustment in future periods based on estimates of future taxable income. Under generally accepted accounting principles a valuation allowance is required to be recognized if it is “more likely than not” that the deferred tax assets will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management’s evaluation of both positive and negative evidence, including forecasts of future income, cumulative losses, applicable tax planning strategies, and assessments of current and future economic and business conditions.

Presidio had net deferred tax assets of $3.9 million, $3.5 million, and $4.4 million at December 31, 2018, 2017, and 2016, respectively. After consideration of the matters in the preceding paragraph, Presidio determined that it is more likely than not that the net deferred tax assets at December 31, 2018, 2017, and 2016 will be fully realized in future years.

Financial Condition

Summary

Assets grew by $68.6 million to $862.4 million as of December 31, 2018, compared to $793.9 million as of December 31, 2017, which increased by $46.4 million, from $747.5 million as of December 31, 2016. The increase in assets was primarily due to loan growth, which was $84.7 million or 14% in 2018 compared to 2017, and was $53.2 million or 9% in 2017 as compared to 2016. In addition, investment securities increased by $45.6 million in 2018 and decreased by $1,363,000 in 2017. Substantially all of Presidio’s funding comes from deposits maintained by core business customer relationships. In 2018, deposits grew by $54.6 million or 8%, of which $24.3 million was noninterest-bearing demand accounts. In 2017, deposits grew by $40.7 million or 6%, of which $37.3 million was noninterest-bearing demand accounts. Presidio had borrowings of $9.9 million, $10.2 million, and $9.8 million at both Decembers 31, 2018, 2017 and 2016. Presidio’s capital grew by $13.9 million in 2018, as retained earnings grew by $11.8 million, and its capital grew by $7.4 million in 2017, as retained earnings grew by $5.5 million. Because of changes in the unrealized gains and losses on available-for-sale investments, accumulated other comprehensive income increased by $60,000 in 2018 from 2017, and increased by $85,000 in 2017 as compared to 2016.

Loan Portfolio

Presidio’s loans represent the largest portion of earning assets, substantially greater than the cash and cash equivalents, securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing Presidio’s financial condition. Gross loans, excluding loans held-for-sale, represented 82% of total assets at December 31, 2018, 78% at December 31, 2017 and 76% at December 31, 2016. The ratio of loans to deposits increased to 93% at December 31, 2018 from 88% at December 31, 2017 and 85% at December 31, 2016.

The following tables set forth the composition of Presidio’s loan portfolio as of the dates indicated:

Loan Portfolio Composition

	2018	2017	2016	2015	2014
	(Dollars in thousands)
Loans:
Commercial	$176,179	$197,748	$180,412	$153,853	$133,857
Construction and land development	56,179	44,714	12,298	42,493	14,100
Commercial real estate	328,668	271,346	263,463	224,220	195,777
Consumer and other	151,023	113,493	117,455	104,142	72,618

Loans	712,049	627,301	573,628	524,708	416,352
Deferred loan origination fees, net	(1,110)	(1,019)	(848)	(893)	(612)

Loans, net of deferred loan origination fees	710,939	626,282	572,780	523,815	415,740
Allowance for loan losses	(7,439)	(7,166)	(6,868)	(6,301)	(5,172)

Loans, net	$703,500	$619,116	$565,912	$517,514	$410,568

Loan Maturities

The following table shows the maturity distribution for total loans outstanding as of December 31, 2018. The maturity distribution is grouped by remaining scheduled principal payments that are due within one year, after one but within five years, or after five years. The principal balance of loans is indicated by both fixed and floating rate categories.

Loan Maturities and Re-pricing Schedule

	Due in One Year Or Less	Over One Year But Less than Five Years	Over Five Years	Total	Loans with Fixed Rates	Loans with Variable Rates
	(Dollars in thousands)
Commercial	$93,870	$78,568	$3,741	$176,179	$29,044	$147,135
Construction and land development	41,857	14,322	—	56,179	4,618	51,561
Commercial real estate	38,253	76,523	213,892	328,668	285,729	42,939
Consumer and other	22,713	36,457	91,853	151,023	73,028	77,995

Loans	$196,693	$205,870	$309,486	$712,049	$392,419	$319,630

Off-Balance Sheet Arrangements

In the normal course of business, Presidio makes commitments to extend credit to its customers. These commitments are obligations that represent a potential credit risk to Presidio, and a $669,269 reserve for unfunded commitments is reflected as a liability in Presidio’s balance sheet at December 31, 2018. Total unused commitments to extend credit were $388 million at December 31, 2018, as compared to $353 million at December 31, 2017 and $277 million at December 31, 2016. Presidio also had $8 million in standby letters of credit at December 31, 2018 and 2017 and $9 million in standby letters of credit at December 31, 2016.

Though Presidio’s utilization rates on loans have been relatively stable over time, the effect on Presidio’s revenues, expenses, cash flows and liquidity from the unused portion of the commitments to provide credit cannot be reasonably predicted, because there is no certainty that lines of credit will ever be fully utilized.

Contractual Obligations

At the end of 2018, Presidio had contractual obligations for operating leases with amounts due in the periods indicated:

Year Ending December 31,
2019	$1,813
2020	1,517
2021	973
2022	795
2023	596
Thereafter	1,760

Total	$7,454

Nonperforming Assets

Nonperforming assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, and other real estate owned. Presidio had no loans 90 days or more past due and still accruing interest as of December 31, 2018. A loan is placed in non-accrual status if there is concern that principal and interest may not be fully collected or if the loan has been past due for a period of 90 days or more, unless the obligation is both well secured and in process of legal collection. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are returned to accrual status when they are brought current with respect to principal and interest payments and future payments are reasonably assured. Other real estate owned is acquired in satisfaction of loans through foreclosure or other means and is carried on an individual asset basis at the lower of the recorded investment in the related loan or the estimated fair value of the property, less selling expenses. Presidio had no other real estate owned at December 31, 2018, 2017, or 2016. Loans in which the borrower is encountering financial difficulties and Presidio has modified the terms of the original loan are evaluated for impairment and classified as troubled debt restructured loans (“TDR”).

The following table presents information concerning Presidio’s nonperforming and restructured loans as of the dates indicated:

Nonperforming and Restructured Loans

	December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Nonaccrual loans	$3,746	$—	$1,055	$1,213	$1,331
Loans 90 days past due and still accruing	—	—	—	—	—

Total nonperforming loans	$3,746	$—	$1,055	$1,213	$1,331

Performing TDRs	$—	$—	$1,055	$1,114	$1,191

Allowance for Loan Losses

Presidio establishes an allowance for loan loss, through a provision for loan losses, for both specific losses on impaired loans and the inherent risk of probable loss for non-impaired loans based on loan grades, loan characteristics, and economic trends. The allowance consists of specific and general components. The allowance for loan losses is evaluated on a regular basis by management and the estimate is based upon management’s periodic review of the collectability of the loans that considers historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. The specific component relates to loans that are considered impaired for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. A loan is considered impaired when, based on current information and events, that it is probable that Presidio will be unable to collect all amounts due (principal and interest) according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and probability of collecting scheduled principal and interest payments. Measurement of impairment is based on the present value of expected future cash flows of the impaired loan, which are discounted at the loan’s effective interest rate. For collateral-dependent loans, Presidio uses the fair value of the collateral for the impaired loan to measure impairment. An impairment allowance is established to record the difference between the carrying amount of the loan and the present value, or in the case of a collateral-dependent loan, the fair value of the collateral. The allowance for loan loss is maintained at a level that management believes is adequate to provide for loan losses based on currently available information.

The following table summarizes the activity in the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

	2018	2017	2016	2015	2014
	(Dollars in thousands)
Balance, beginning of year	$7,166	$6,868	$6,301	$5,172	$4,867
Charge-offs:
Commercial	—	(51)	—	—	—
Construction and land development	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer and other	—	—	—	—	—

Total charge-offs	—	(51)	—	—	—
Recoveries:
Commercial	—	51	—	—	3
Construction and land development	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Consumer and other	—	—	—	—	1

Total recoveries	—	51	—	—	4

Net recoveries	—	—	—	—	4
Provision for loan losses	273	298	567	1,129	301

Balance, end of year	$7,439	$7,166	$6,868	$6,301	$5,172

RATIOS:
Net recoveries to average loans	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans	1.05%	1.14%	1.20%	1.20%	1.24%
Allowance for loan losses to nonperforming loans	198.58%	N/A	650.96%	519.45%	388.58%

Allocation of Allowance for Loan Losses

Provided below is a summary of Presidio’s allocation of the allowance for loan losses for specific loan categories at the dates indicated. The allocation presented should not be viewed as an indication that charges to the allowance will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for charge-offs that may occur within these categories.

	December 31,
	2018		2017		2016		2015		2014
	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans
	(Dollars in thousands)
Commercial	$1,879	25%	$2,524	32%	$2,840	31%	$2,315	29%	$2,035	32%
Construction and land development	897	8%	703	7%	198	2%	658	8%	247	3%
Commercial real estate	3,078	46%	2,582	43%	2,473	46%	2,117	43%	1,822	47%
Consumer and other	1,585	21%	1,215	18%	1,357	21%	1,211	20%	868	18%
Unallocated	—	—	142	—	—	—	—	—	200	N/A

Total	$7,439	100%	$7,166	100%	$6,868	100%	$6,301	100%	$5,172	100%

Investment Portfolio

The investment portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of Presidio; and (iv) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans.

Presidio uses two classifications for its investment portfolio: available-for-sale (“AFS”) and held-to-maturity (“HTM”). Securities that Presidio has the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Securities not classified as held-to-maturity securities are classified as “investment securities available-for-sale” and reported at fair value. At December 31, 2018, 2017 and 2016, Presidio’s held-to-maturity investments totaled $570,000, $596,000 and $616,000, respectively. Available-for sale securities had a total fair value of $52.5 million, $7.1 million and $8.4 million at the end of 2018, 2017 and 2016, respectively. Presidio also maintains surplus liquidity in interest earning accounts at banks and at the Federal Reserve Bank (“FRB”). As of December 31, 2018, 2017 and 2016, these assets totaled approximately $75.6 million, $137.6 million and $156.2 million, respectively. Presidio’s investments provide a substantial source of liquidity as they can be pledged to support borrowed funds or can be liquidated to generate cash proceeds. The investment portfolio is also a significant resource to Presidio in managing interest rate risk, as the maturity and interest rate characteristics of this asset class can be readily changed to match changes in the loan and deposit portfolios. The majority of Presidio’s available-for-sale investment portfolio is comprised of mortgage-backed securities (“MBSs”) and collateralized mortgage obligations (“CMOs”) that are either issued or guaranteed by U.S. government agencies or government-sponsored enterprises (“GSEs”). During 2018, Presidio increased its investment portfolio to deploy excess liquidity into higher yielding assets and reduce balance sheet asset sensitivity. During 2018, Presidio purchased $49 million in AFS securities. For 2017, AFS security purchases totaled $500,000. As result of higher interest rates during 2018, an unrealized loss of approximately $118,000 existed as of December 31, 2018. The unrealized loss on the available-for-sale portfolio was $86,000 at December 31, 2017 and $230,000 at December 31, 2016. The HTM portfolio is comprised of a single MBS investment holding in Community Reinvestment Act (“CRA”) qualifying assets.

The following Investment Portfolio table reflects the amortized cost and fair market values for the total portfolio for each category of investments for the past three years:

	December 31,
	2018		2017		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Mortgage-backed securities—residential	$36,282	$36,218	$4,533	$4,462	$5,313	$5,150
Asset-backed securities—student loan	2,112	2,097	2,627	2,612	3,334	3,267
Collateralized mortgage obligation—residential	14,075	14,153	—	—	—	—

Total	$52,469	$52,468	$7,160	$7,074	$8,647	$8,417

Securities held-to-maturity:
Mortgage-backed securities—residential	570	570	596	596	616	616

	$53,039	$53,038	$7,756	$7,670	$9,263	$9,033

The investment maturities table below summarizes contractual maturities for Presidio’s investment securities and their weighted average yields at December 31, 2018. The actual timing of principal payments may differ from remaining contractual maturities, because obligors may have the right to repay certain obligations with or without penalties.

Investment Maturities and Repricing Schedule

	Within One Year or Less		After One and Within Five Years		After Five and Within Ten Years		After Ten Years		Securities Not Due at a Single Maturity Date		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Securities available-for-sale (at fair value):
Mortgage-backed securities—residential	$—	0.00%	$2,443	2.00%	$5,388	3.31%	$28,387	3.75%	$—	0.00%	$36,218	3.57%
Asset-backed securities—student loan	—	0.00%	—	0.00%	—	0.00%	2,097	3.14%	—	0.00%	2,097	3.14%
Collateralized mortgage obligation—residential	—	0.00%	—	0.00%	—	0.00%	14,153	3.84%	—	0.00%	14,153	3.84%

Total	$—	0.00%	$2,443	2.00%	$5,388	3.31%	$44,637	3.75%	$—	0.00%	$52,468	3.64%

Securities held-to-maturity:
Mortgage-backed securities—residential	570	0.91%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	570	0.91%

Total	$570	0.91%	$2,443	2.00%	$5,388	3.31%	$44,637	3.75%	$—	0.00%	$53,038	3.61%

Deposits

Presidio’s deposits are generated through core customer relationships, related predominantly to business relationships. Many of Presidio’s business customers maintain high levels of liquid balances in their demand deposit accounts and use Presidio’s treasury management services.

Information concerning average balances and rates paid on deposits by deposit type for the past two fiscal years is contained in the Distribution, Yield and Rate Analysis of Net Income table located in the previous section on Results of Operations—Net Interest Income and Net Interest Margin. The following table provides a comparative distribution of Presidio’s deposits by outstanding balance as well as by percentage of total deposits at the dates indicated:

Deposit Distribution

	Year Ended December 31,
	2018		2017		2016
	Balance	% to Total	Balance	% to Total	Balance	% to Total
	(Dollars in thousands)
Demand, noninterest-bearing	$319,358	42%	$295,070	42%	$257,757	39%
Demand, interest-bearing	116,120	15%	120,108	17%	99,604	15%
Savings and money market	285,245	38%	238,706	34%	259,711	39%
Time deposits—under $100	1,442	0%	1,462	0%	1,896	0%
Time deposits—$100 and over	35,896	5%	48,205	7%	43,915	7%
CDARS—time deposits	657	0%	603	0%	600	0%

Total deposits	$758,718	100%	$704,154	100%	$663,483	100%

At December 31, 2018, Presidio had $10 million certificates of deposits from the State of California secured by a $10 million letter of credit with the Federal Home Loan Bank of San Francisco (“FHLBSF”). At December 31, 2017 and 2016 Presidio had $20 million of certificates of deposit from the State of California secured by $22 million of letters of credit with the FHLBSF.

The scheduled maturity distribution of Presidio’s time deposits at December 31, 2018 was as follows:

Maturities of Time Deposits

	Balance	% of Total
	(Dollars in thousands)
2019	$36,642	96%
2020	759	2%
2021	573	2%
2022	21	0%

Total	$37,995	100%

Liquidity and Market Risk Management

Liquidity

Liquidity refers to Presidio’s ability to maintain cash flows sufficient to fund operations and to meet obligations and other commitments in a timely and cost-effective fashion. At various times Presidio requires funds to meet short-term cash requirements brought about by loan growth or deposit outflows, the purchase of assets, or liability repayments. An integral part of Presidio’s ability to manage its liquidity position appropriately is Presidio’s large base of core deposits, which are generated by offering traditional banking services in its service area and which have historically been a stable source of funds. To manage liquidity needs properly, cash inflows must be timed to coincide with anticipated outflows or sufficient liquidity resources must be available to meet varying demands. Presidio manages liquidity to be able to meet unexpected sudden changes in levels of its assets or deposit liabilities without maintaining excessive amounts of balance sheet liquidity. Excess balance sheet liquidity can negatively impact Presidio’s interest margin. In order to meet short-term liquidity needs Presidio may utilize overnight Federal funds purchase arrangements and other borrowing arrangements with correspondent banks, solicit brokered deposits if cost effective deposits are not available from local sources, and maintain collateralized lines of credit with the FHLB and FRB. In addition, Presidio can raise cash for temporary needs by selling securities under agreements to repurchase and selling securities available-for-sale.

Presidio has unsecured federal funds lines of credit with two of its correspondent banks under which it can borrow up to an aggregate of $10,000,000. There were no borrowings outstanding under these arrangements at December 31, 2018, 2017 or 2016.

Presidio has a borrowing arrangement with the Federal Reserve Bank of San Francisco secured by certain of the Presidio’s loans. At December 31, 2018, the amounts pledged and borrowing capacity under this arrangement totaled $82,183,372 and $56,781,192, respectively. At December 31, 2017, the amounts pledged and borrowing capacity under this arrangement totaled $56,255,311 and $48,532,492, respectively. At December 31, 2016, the amounts pledged and borrowing capacity under this arrangement totaled $60,691,985 and $49,681,047, respectively. There were no borrowings outstanding under this arrangement at December 31, 2018, 2017, or 2016.

Presidio has a borrowing arrangement with FHLB under which short-term and long term advances are secured by the Bank’s loan portfolio. Presidio’s credit limit varies according to the amount and composition of loans pledged as collateral. At December 31, 2018, the loans pledged and borrowing capacity under such limits were approximately $274,272,219 and $172,586,292, respectively. At December 31, 2017, the loans pledged and borrowing capacity under such limits were approximately $305,605,617 and $186,749,156, respectively. At December 31, 2016, the loans pledged and borrowing capacity under such limits were approximately $265,234,123 and $160,873,200, respectively. There were no borrowings outstanding under this arrangement at December 31, 2018, 2017, or 2016.

One of the measures of liquidity is our loan to deposit ratio. Presidio’s loan to deposit ratio was 93.7% at December 31, 2018, compared to 88.9% at December 31, 2017 and 86.3% at December 31, 2016.

Interest Rate Risk Management

Presidio’s market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. Presidio does not engage in the trading of financial instruments, nor does Presidio have exposure to currency exchange rates.

The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of Presidio in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. Presidio’s exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee of the board of directors of Presidio. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and manage the risks. Management uses two methodologies to manage interest rate risk: (i) a standard GAP analysis; and (ii) an interest rate shock simulation model.

The planning of asset and liability maturities is an integral part of the management of an institution’s net interest margin. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, the net interest margin may change over time. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of loans or securities or in the form of delays in the adjustment of rates of interest applying to either earning assets with floating rates or to interest bearing liabilities. Presidio has generally been able to control its exposure to changing interest rates by maintaining primarily floating interest rate loans and a majority of its time certificates with relatively short maturities.

Interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which may have a significant effect on the net interest margin and are not reflected in the interest sensitivity analysis table. Because of these factors, an interest sensitivity GAP report may not provide a complete assessment of the exposure to changes in interest rates.

Presidio uses modeling software for asset/liability management in order to simulate the effects of potential interest rate changes on Presidio’s net interest margin, and to calculate the estimated fair values of Presidio’s financial instruments under different interest rate scenarios. The program imports current balances, interest rates, maturity dates and repricing information for individual financial instruments, and incorporates assumptions on the characteristics of embedded options along with pricing and duration for new volumes to project the effects of a given interest rate change on Presidio’s interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against Presidio’s investment, loan, deposit and borrowed funds portfolios. These rate projections can be shocked (an immediate and parallel change in all base rates, up or down) and ramped (an incremental increase or decrease in rates over a specified time period), based on current trends and econometric models or stable economic conditions (unchanged from current actual levels).

The following table sets forth the estimated changes in Presidio’s annual net interest income that would result from the designated instantaneous parallel shift in interest rates noted, as of December 31, 2018. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

	Increase/(Decrease) In Estimated Net Interest Income
	Amount	Percent
	(Dollars in thousands)
Change in Interest Rates (basis points)
+400	$7,441	19.4%
+300	$5,557	14.5%
+200	$3,677	9.6%
+100	$1,930	5.0%
0	$—	0.0%
–100	$(2,446)	(6.4%)
–200	$(5,630)	(14.7%)
–300	$(7,370)	(19.3%)
–400	$(8,687)	(22.7%)

In an effort to measure the long-term impact of interest rate risk, Presidio uses a technique called the present value of equity (“PVE”), which calculates the net present value of Presidio’s assets and liabilities, based on a discount rate derived from current replacement rates. The market value of equity is obtained by subtracting the market value of liabilities from the market value of assets. The change in market value of equity will differ based on the characteristics of each financial instrument and type of deposit. The longer the duration of a financial instrument, the greater the impact a rate change will have on its market value. As Presidio has minimal deposits with contractual maturities, the decay rate assumptions used for non-maturity deposits can have a significant impact on the market value of equity. The following reflects Presidio’s estimated changes in PVE as of December 31, 2018:

	Increase/(Decrease) in Estimated Present Value of Equity
	Amount	Percent
	(Dollars in thousands)
Change in Interest Rates (basis points)
+400	$9,885	6.7%
+300	$7,669	5.2%
+200	$5,208	3.5%
+100	$4,093	2.8%
0	$—	0.0%
–100	$(8,868)	(6.0%)
–200	$(25,802)	(17.4%)
–300	$(42,959)	(29.0%)
–400	$(39,468)	(26.6%)

This data does not reflect any actions that we may undertake in response to changes in interest rates such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on net interest income, if any.

As with any method of gauging interest rate risk, there are certain shortcomings inherent to the methodology noted above. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react in the same way to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the methodology noted above does not reflect the full impact of annual and lifetime restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan borrowers’ ability to service their debt. All of these factors are considered in monitoring Presidio’s exposure to interest rate risk.

Capital Resources

Presidio uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a regular basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures.

The Basel III capital rules introduce a new “capital conservation buffer,” for banking organizations to maintain a common equity Tier 1 ratio more than 2.5% above these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The implementation of the capital conservation buffer was phased in beginning on January 1, 2016 at 0.625% over a four-year period (increasing by that amount on each subsequent January 1, and became fully phased in on January 1, 2019). The conservation ratio increased to 1.875% for the year ended December 31, 2018.

At December 31, 2018, Presidio’s capital ratios exceeded regulatory guidelines and exceed the highest regulatory capital requirement of “well-capitalized” under Basel III prompt corrective action provisions. Quantitative measures established by regulation to help ensure capital adequacy require Presidio to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and common equity Tier 1 (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that, as of December 31, 2018 and December 31, 2017 Presidio met all capital adequacy guidelines to which they were subject. There are no conditions or events since December 31, 2018, that management of Presidio believes have changed the categorization of Presidio as well-capitalized.

At December 31, 2018, Presidio had total shareholders’ equity of $88.7 million, compared to $74.7 million at December 31, 2017 and $67.4 million at December 31, 2016. At December 31, 2018, Presidio had a Tier 1 risk-based capital and Common Equity Tier 1 ratios of 10.0%, a total capital to risk-weighted assets ratio of 12.1%, and a leverage ratio of 10.3%. At December 31, 2017, Presidio had a Tier 1 risk based capital and Common Equity Tier 1 ratios of 9.8%, a total capital to risk-weighted assets ratio of 12.1%, and a leverage ratio of 9.7%. At December 31, 2016, Presidio had a Tier 1 risk based capital and Common Equity Tier 1 ratios of 10.1%, a total capital to risk-weighted assets ratio of 12.7%, and a leverage ratio of 9.1%.

Summary of Performance—Results of Operations

First Quarter 2019 compared to First Quarter 2018

The following are some of the significant factors impacting Presidio’s results of operations in the first quarter of 2019 as compared to the first quarter of 2018:

•

Net income was $3.1 million in the first quarter of 2019 compared to $2.2 million in the first quarter of 2018. The $834,000 or 37.5% increase in net income primarily reflects positive rate and volume effects that increased net interest income by 18% as well as a decreased provision for loan losses. These income benefits were offset by an 8% increase in noninterest expense.

•

Average earning assets increased by $63.2 million for the first quarter 2019 compared to the first quarter of 2018. Presidio increased its average investment securities by $45 million compared to the first quarter of 2018 on the redeployment from low yielding cash and cash equivalents. Presidio also benefited from higher interest rates during the first quarter of 2019 compared to the first quarter of 2018, despite higher interest expense primarily due to higher rates paid on money market deposit accounts; a result of competitive pressures.

•

Presidio’s loan loss provision was $24,000 in the first quarter of 2019, compared to $159,000 of loan loss provision in the first quarter of 2018. The decreased loan loss provision in the first quarter of 2019 over the first quarter of 2018 is due to positive migration trends within Presidio’s loan risk rating categories.

•

The growth in noninterest expenses was primarily due to continued investment in resources to grow Presidio through customer acquisition and to service the growing number of customer relationships. Presidio improved its efficiency to 57.3% in the first quarter of 2019, compared to 62.1% in the first quarter of 2018. Salary and employee benefit costs were the main drivers of higher noninterest expense in both years.

•	Presidio earned $0.47 per diluted common share in the first quarter of 2019 compared to $0.34 per diluted common share in the first quarter of 2018.

Summary of Performance—Financial Condition

March 31, 2019 relative to December 31, 2018

The following are some of the significant factors impacting Presidio’s changes in financial condition:

•	As of March 31, 2019, Presidio had total assets of $906.1 million, compared to $862.4 million at December 31, 2018. Loans declined during the first quarter 2019 by $5.8 million or 1%.

•	Total assets increased by $43.6 million or 5% in the first quarter of 2019 compared to the fourth quarter of 2018.

•	Cash and due from banks increased by $45.2 million or 60%, driven by deposit growth and the decline in loans.

•

Total deposits grew by $35.0 million or 5% in during the first quarter 2019 compared to December 31, 2018. Noninterest bearing demand deposits grew by $47.0 million or 15% in the first quarter of 2019 compared to December 31, 2018. Money market and savings deposits decreased by $41.6 million or 15% during in the first quarter of 2019. Time deposits grew by $26.4 million or 69% in the first quarter of 2019 compared to December 31, 2018 primarily a result of a $15 million increase in State of California certificates of deposit and $10 million of brokered time deposits.

•

Total shareholders’ equity increased by $3.9 million or 4% during the first quarter of 2019. As of March 31, 2019, Presidio’s total risk-based capital ratio was 12.5% and Tier 1 leverage ratio was 10.7%.

Results of Operations

Net Interest Income and Net Interest Margin

The following table shows, for each of the quarters ended March 31, 2019 and 2018, the annual average balance for each principal balance sheet category, and the amount of interest income or expense associated with that category. This table also shows the yields earned on each major component of Presidio’s investment and loan portfolio, the average rates paid on each key segment of Presidio’s interest-bearing liabilities, and the net interest margin.

Net Interest Income and Net Interest Margin

	For the Three Months Ended March 31,
	2019			2018
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
	(Dollars in thousands)
Assets:
Loans, gross(1)(2)(3)	$709,283	$9,616	5.50%	$635,039	$7,961	5.08%
Securities	57,154	490	3.48%	12,039	108	3.64%
Federal funds sold and interest-bearing deposits in other financial institutions	64,868	389	2.43%	121,072	501	1.68%

Total interest earning assets	831,305	10,495	5.12%	768,150	8,570	4.52%

Cash and due from banks	10,760			9,543
Premises and equipment, net	2,249			2,604
Other assets	19,746			14,145

Total assets	$864,060			$794,442

Liabilities and shareholders’ equity:
Deposits:
Demand, noninterest-bearing	$323,170			$304,506
Demand, interest-bearing	110,416	105	0.39%	107,657	41	0.15%
Savings and money market	257,871	440	0.69%	240,688	139	0.23%
Time deposits—under $100	1,421	2	0.57%	1,499	1	0.27%
Time deposits—$100 and Over	56,456	209	1.50%	48,731	95	0.79%

Total interest-bearing deposits	426,164	756	0.72%	398,575	276	0.28%

Total deposits	749,334	756	0.41%	703,081	276	0.16%
Borrowings	12,641	229	7.35%	10,088	211	8.48%

Total interest-bearing liabilities	438,805	985	0.91%	408,663	487	0.48%

Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	761,975	985	0.52%	713,169	487	0.28%
Other liabilities	10,739			4,682

Total liabilities	772,714			717,851
Shareholders’ equity	91,346			76,591

Total liabilities and shareholders’ equity	$864,060			$794,442

Net interest income / margin		$9,510	4.64%		$8,083	4.27%

(1)	Annualized
(2)

Loan fees have been included in the calculation of interest income. Loan fees were approximately $218,000 and $303,000 for the three months ended March 31, 2019 and 2018, respectively. Loans are net of deferred fees and related costs.

(3)	Non-accrual loans are included in averages.

The following table sets forth the dollar difference in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities for the noted periods, and the amount of such change attributable to changes in average balance volumes or changes in average interest rates. Volume variances are equal to the increase or decrease in average balance multiplied by prior period rates, and rate variances are equal to the increase or decrease in rate times prior period average balances. Variances attributable to both rate and volume changes are calculated by multiplying the change in rate by the change in average balance and are allocated to the volume variance.

	Three Months Ended March 31, 2019 vs. 2018 Increase (Decrease) Due to Change In:
	Average Volume	Average Rate	Net Change
	(Dollars in thousands)
Income from interest earning assets:
Loans, gross	$1,004	$651	$1,655
Securities	387	(5)	382
Federal funds sold and interest-bearing deposits in other financial institutions	(336)	224	(112)

Total interest income from interest earnings assets	1,055	870	1,925

Expense on interest-bearing liabilities:
Demand, interest-bearing	$4	$60	$64
Savings and money market	31	270	301
Time deposits—under $100	—	1	1
Time deposits—$100 and over	29	85	114
Borrowings	47	(29)	18

Total interest expense on interest-bearing liabilities	111	387	498

Net interest income	$944	$483	$1,427

Interest income increased by $1.9 million in the first quarter of 2019 compared to the same period in 2018. The increase in interest income was primarily attributable to positive volume and rate effects in the loan portfolio with average loans increasing by $74 million and the average rate increasing by 41 basis points. The volume of investment securities increased as well as their average yield as approximately $50.0 million of cash was deployed into securities during the second and third quarters of 2018. The average volume of Federal funds and interest-bearing deposits was down $56.2 million, offset by an average rate increase of 75 basis points. The increasing yields on loans and investments reflect rising rate interest rate environment experienced throughout 2018.

Interest expense increased by $498,000, almost entirely attributable to increases in deposit rates. Deposit rate increases were a result of rising rates and competitive pressures and were concentrated in money market rates.

Net interest income, before provision for loan losses, for the three months ended March 31, 2019 increased 18% to $9.5 million, compared to $8.1 million for the three months ended March 31, 2018, primarily due to asset volume increases and the positive impact of rate increases.

Provision for Loan Losses

Presidio made provisions for loan losses of $24,000 and $159,000 for the three months ended March 31, 2019 and 2018, respectively. The allowance for loan loss as a percent of outstanding loans declined from 1.13% at March 31, 2018 to 1.06% at the March 31, 2019. Favorable migration trends for loans within Presidio’s loan risk rating categories resulted in lower coverage ratio even as outstanding loans increased over the same period. Presidio recorded no net charge-offs during the first quarter of 2019.

Noninterest Income

The following table sets forth the various components of our noninterest income for the periods indicated:

	For the Three Months Ended March 31,		Increase (Decrease) 2019 versus 2018
	2019	2018	Amount	Percent
	(Dollars in thousands)
Service charges and fees on deposit accounts	$212	$219	$(7)	(3%)
Increase in cash surrender value of life insurance	80	82	(2)	(2%)
Other	19	19	—	—

Total noninterest income	$311	$320	$(9)	(3%)

Noninterest income declined by $9,000 or 3% in the first quarter of 2019, compared to the same quarter in 2018. Service charges and fees on deposit accounts decreased by 3% despite the 7% growth in average deposits largely attributable to normal fluctuations in the volume of deposit fee transactions.

Noninterest Expense

The following table sets forth our noninterest expenses for the periods indicated:

	For the Three Months Ended March 31,		Increase (Decrease) 2019 versus 2018
	2019	2018	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$3,678	$3,283	$395	12%
Occupancy and equipment	628	616	12	2%
Date processing	445	385	60	16%
Regulatory and insurance	121	122	(1)	(1%)
Professional fees	209	147	62	42%
Advertising and promotions	31	50	(19)	(38%)
Stationery and supplies	35	42	(7)	(17%)
Travel and entertainment	102	75	27	36%
Correspondent bank charges	32	31	1	3%
Directors fees and share-based compensation	190	131	59	45%
Telephone	58	52	6	12%
Other	96	274	(178)	(65%)

Total noninterest expense	$5,625	$5,208	$417	8%

Noninterest expense as an annualized percentage of average earnings assets remained at approximately 2.6% for the quarters ended March 31, 2019 and 2018. Much of the growth in non-interest expense in 2019 was the result of increases in salary and benefit costs. Presidio continued to invest in staff throughout 2018 to support new customer acquisition and support the larger customer base. This resulted in increased salary and benefit expense totaling $3.7 million or 65% of total noninterest expenses for the first quarter of 2019, up from 63% of noninterest expenses for the same period in 2018.

Provision for Income Taxes

Income tax expense was $1.1 million in the first quarter of 2019, which represented a $302,000 or 37% increase over the same period in 2018. Presidio’s effective tax rate was 26.7% for both the first quarters of 2019 and 2018.

Financial Condition

Summary

Total assets grew by $43.6 million or 5% to $906.1 million during the three months ended March 31, 2019 compared to $862.4 million at December 31, 2018. The increase in total assets was primarily due to a $35.0 million increase in deposits which in turn funded primarily cash and cash equivalents which increased by $45.2 million or 60% from December 31, 2018. The loan and investment portfolios declined by $5.8 million and $1.7 million or 1% and 3%, respectively. Total liabilities grew by $40.0 million or 5% from December 31, 2018. Total shareholders’ equity increased $3.9 million or 4.5% during the first quarter 2019 compared to December 31, 2018. Substantially all of Presidio’s funding comes from deposits maintained by core business customer relationships.

Loan Portfolio

Presidio’s loans represent the largest portion of invested assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan portfolio is an important consideration when reviewing Presidio’s financial condition. Gross loans represented 78% of total assets at March 31, 2019, represented 77% at March 31, 2018, and represented 83% at December 31, 2018. The ratio of loans to deposits was 88% at March 31, 2019, compared to 85% at March 31, 2018, and 93% at December 31, 2018.

Presidio’s loan portfolio is concentrated in commercial loans (primarily manufacturing, wholesale, and services oriented entities), and commercial real estate, with the remaining balance in land development and construction, and consumer loans.

The following tables set forth the composition of Presidio’s loan portfolio as of the dates indicated:

Loan Portfolio Composition

	March 31,
	2019	2018
	(Dollars in thousands)
Loans:
Commercial	$190,307	$201,094
Construction and land development	44,188	54,088
Commercial real estate	321,407	283,238
Consumer and other	150,196	112,611

Loans	706,098	651,031
Deferred loan origination fees, net	(984)	(1,037)

Loans, net of deferred loan origination fees	705,114	649,994
Allowance for loan losses	(7,463)	(7,325)

Loans, net	$697,651	$642,669

Loan Maturities

The following table shows the maturity distribution for total loans outstanding as of March 31, 2019. The maturity distribution is grouped by remaining scheduled principal payments that are due within one year, after one but within five years, or after five years. The principal balances of loans are indicated by both fixed and floating rate categories.

Loan Maturities and Re-pricing Schedule

	Due in One Year or Less	Over One Year But Less than Five Years	Over Five Years	Total	Loans with Fixed Rates	Loans with Variable Rates
	(Dollars in thousands)
Commercial	$101,422	$86,204	$2,681	$190,307	$36,908	$153,399
Construction and land development	41,349	2,839	—	44,188	4,697	39,491
Commercial real estate	38,395	73,195	209,817	321,407	276,125	45,282
Consumer and other	21,598	37,977	90,621	150,196	72,307	77,889

Loans	$202,764	$200,215	$303,119	$706,098	$390,037	$316,061

Nonperforming Assets

Nonperforming assets are comprised of loans on non-accrual status, loans 90 days or more past due and still accruing interest, and other real estate owned. Presidio had no loans 90 days or more past due and still accruing interest and no other real estate owned at March 31, 2019. A loan is placed in non-accrual status if there is concern that principal and interest may not be fully collected or if the loan has been past due for a period of 90 days or more, unless the obligation is both well secured and in process of legal collection. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are returned to accrual status when they are brought current with respect to principal and interest payments and future payments are reasonably assured. Loans in which the borrower is encountering financial difficulties and Presidio has modified the terms of the original loan are evaluated for impairment and classified as TDR loans.

The following table presents information concerning Presidio’s nonperforming and restructured loans as of the dates indicated:

Nonperforming and Restructured Loans

	March 31,
	2019	2018
	(Dollars in thousands)
Nonaccrual loans	$3,746	$—
Loans over 90 days past due and still accruing	—	—

Total nonperforming loans	3,746	—

Performing TDRs	$—	$—

Allowance for Loan Losses

Presidio establishes an allowance for loan losses through a provision for loan losses, for both specific losses on impaired loans and the inherent risk of probable loss for non-impaired loans based on loan grades, loan characteristics, and economic trends. The allowance consists of specific, general, and qualitative components. The allowance for loan losses is evaluated on a regular basis by management and the estimate is based upon management’s periodic review of the collectability of the loans that considers historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. The specific component relates to loans that are considered impaired for which an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Presidio’s allowance for loan loss was $7.5 million as of March 31, 2019, compared to $7.4 million as of December 31, 2018 and $7.3 million at March 31, 2018. A provision for loan losses of $24,000 was recorded in the first quarter of 2019. The allowance for loan loss as a percent of outstanding loans increased to 1.06% at March 31, 2019 from 1.05% December 31, 2018. The allowance for loan loss as a percent of outstanding loans at March 31, 2018 was 1.13%.

A loan is considered impaired when, based on current information and events, that it is probable that Presidio will be unable to collect all amounts due (principal and interest) according to the original contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and probability of collecting scheduled principal and interest payments. Measurement of impairment is based on the present value of expected future cash flows of the impaired loan, which are discounted at the loan’s effective interest rate. For collateral-dependent loans, Presidio uses the fair value of the collateral for the impaired loan to measure impairment. An impairment allowance is established to record the difference between the carrying amount of the loan and the present value, or in the case of a collateral-dependent loan, the fair value of the collateral. There was one impaired Commercial Real Estate loan totaling $3,746,471 with no related allowance at March 31, 2019 and December 31, 2018. There were no impaired loans as of March 31, 2018. The allowance for loan loss is maintained at a level that management believes is adequate to provide for loan losses based on currently available information.

The following table summarizes the activity in the allowance for loan losses for the periods indicated:

Allowance for Loan Losses

	March 31,
	2019	2018
	(Dollars in thousands)
Balance, beginning of year	$7,439	$7,166
Charge-offs:
Commercial	—	—
Real estate—construction	—	—
Real estate—mortgage	—	—
Consumer and other	—	—

Total charge-offs	—	—
Recoveries:
Commercial	—	—
Real estate—construction	—	—
Real estate—mortgage	—	—
Consumer and other	—	—

Total recoveries	—	—

Net recoveries	—	—
Provision for loan losses	24	159

Balance, end of year	$7,463	$7,325

RATIOS:
Annualized net charge-offs to average loans	0.00%	0.00%
Allowance for loan losses to total loans	1.06%	1.13%
Allowance for loan losses to nonperforming loans	199.23%	N/A

Allocation of Allowance for Loan Losses

Provided below is a summary of the allocation of the allowance for loan and lease losses for specific loan categories at the dates indicated. The allocation presented should not be viewed as an indication that charges to the allowance will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for charge-offs that may occur within these categories.

Allocation of Allowance for Loan Losses

	March 31,
	2019		2018
	Allowance	Percent of Loans in each category to total loans	Allowance	Percent of Loans in each category to total loans
	(Dollars in thousands)
Commercial	$2,008	27%	$2,572	31%
Construction and land development	729	6%	871	8%
Commercial real estate	3,055	46%	2,686	44%
Consumer and other	1,528	21%	1,196	17%
Unallocated	143	N/A	—	N/A

Total ALLLR	$7,463	100%	$7,325	100%

Investment Portfolio

The investment portfolio serves the following purposes: (i) it provides a source of pledged assets for securing certain deposits and borrowed funds, as may be required by law or by specific agreement with a depositor or lender; (ii) it provides liquidity to even out cash flows from the loan and deposit activities of customers; (iii) it can be used as an interest rate risk management tool, since it provides a large base of assets, the maturity and interest rate characteristics of which can be changed more readily than the loan portfolio to better match changes in the deposit base and other funding sources of Presidio; and (iv) it is an alternative interest-earning use of funds when loan demand is weak or when deposits grow more rapidly than loans.

Presidio uses two classifications for its investment portfolio: available-for-sale (“AFS”) and held-to-maturity (“HTM”). Securities that Presidio has the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost. Securities not classified as held-to-maturity securities are classified as “investment securities available-for-sale” and reported at fair value. At March 31, 2019, December 31, 2018 and March 31, 2018, Presidio’s held-to-maturity investments totaled $563,000, $570,000 and $590,000, respectively. Available-for sale securities had a total fair value of $50.8 million, $52.5 million and $6.6 million at March 31, 2019, December 31, 2018 and March 31, 2018, respectively.

Presidio also maintains surplus liquidity in interest earning accounts at banks and at the Federal Reserve Bank (FRB). As of March 31, 2019, December 31, 2018 and March 31, 2018, these assets totaled approximately $120.9 million $75.7 million and $169.1 million, respectively. Presidio’s investments provide a substantial source of liquidity as they can be pledged to support borrowed funds or can be liquidated to generate cash proceeds. The investment portfolio is also a significant resource to Presidio in managing interest rate risk, as the maturity and interest rate characteristics of this asset class can be readily changed to match changes in the loan and deposit portfolios. The majority of Presidio’s available-for-sale investment portfolio is comprised of mortgage-backed securities (“MBSs”) and collateralized mortgage obligations (“CMOs”) that are either issued or guaranteed by U.S. government agencies or government-sponsored enterprises (“GSEs”). During 2018, Presidio increased its AFS investment portfolio by $50 million to deploy excess liquidity into higher yielding assets and reduce interest rate risk. At March 31, 2019 the unrealized gain on the AFS portfolio was $197,000. At December 31, 2018 and March 31, 2018 the unrealized loss on the AFS portfolio were $1,000 and $145,000, respectively. The HTM portfolio is comprised of a single MBS investment holding in Community Reinvestment Act (“CRA”) qualifying assets.

The following Investment Portfolio table reflects the amortized cost and fair market values for the total portfolio for each of the categories of investments for the following periods:

	March 31, 2019		March 31, 2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Securities available-for-sale:
Mortgage-backed securities—residential	$34,944	$35,173	$4,206	$4,072
Asset-backed securities—student loan	1,997	1,975	2,492	2,482
Collateralized mortgage obligation—residential	13,638	13,628	—	—

Total	$50,579	$50,776	$6,698	$6,554

Securities held-to-maturity:
Mortgage-backed securities—residential	563	563	590	590

	$51,142	$51,339	$7,288	$7,144

The investment maturities table below summarizes contractual maturities for Presidio’s investment securities and their weighted average yields at March 31, 2019. The actual timing of principal payments may differ from remaining contractual maturities, because obligors may have the right to repay certain obligations with or without penalties.

	Contractual Maturity
	Within One Year or Less		After One and Within Five Years		After Five and Within Ten Years		After Ten Years		Securities Not Due at a Single Maturity Date		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale (at fair value):
Mortgage-backed securities—residential	$—	0.00%	$2,257	2.00%	$5,228	3.31%	$27,688	3.75%	$—	0.00%	$35,173	3.57%
Asset-backed securities—student loan	—	0.00%	—	0.00%	—	0.00%	1,975	3.42%	—	0.00%	1,975	3.42%
Collateralized mortgage obligation—residential	—	0.00%	—	0.00%	—	0.00%	13,628	3.85%	—	0.00%	13,628	3.85%

Total	$—	0.00%	$2,257	2.00%	$5,228	3.31%	$43,291	3.77%	$—	0.00%	$50,776	3.64%

Securities held-to-maturity (at amortized cost):
Mortgage-backed securities—residential	563	0.00%	—	0.02%	—	0.00%	—	0.00%	—	0.00%	563	0.02%

Total	$563	0.00%	$2,257	1.61%	$5,228	3.31%	43,291	3.77%	$—	0.00%	$51,339	3.60%

Deposits

Presidio’s deposits are generated through core customer relationships, related predominantly to business relationships. Many of Presidio’s business customers maintain high levels of liquid balances in their demand deposit accounts and use our treasury management services extensively. As a result, at March 31, 2019, December 31, 2018 and March 31, 2018 approximately 46%, 42% and 45% of Presidio’s deposits were non-interest bearing demand deposits.

Information concerning average balances and rates paid on deposits by deposit type for the past two fiscal years is contained in the Distribution, Yield and Rate Analysis of Net Income table located in the previous section on Results of Operations—Net Interest Income and Net Interest Margin.

The following table provides a comparative distribution of Presidio’s deposits by outstanding balance as well as by percentage of total deposits at the dates indicated:

Deposit Distribution

	March 31,
	2019		2018
	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Demand, noninterest-bearing	$366,381	46%	$337,201	45%
Demand, interest-bearing	119,282	15%	108,399	14%
Savings and money market	243,680	31%	262,503	35%
Time deposits—under $100	1,414	0%	1,508	0%
Time deposits—$100 and over	52,295	7%	47,971	6%
Time deposits—brokered	9,998	1%	—	0%
CDARS—money market and time deposit	656	0%	603	0%

Total deposits	$793,706	100%	$758,185	100%

At March 31, 2019, Presidio had $25 million certificates of deposits from the State of California secured by a $25 million letter of credit with the Federal Home Loan Bank of San Francisco (“FHLBSF”). At December 31, 2018 Presidio had $10 million of certificates of deposit from the State of California secured by $10 million of letters of credit with the FHLBSF. At March 31, 2018 Presidio had $20 million of certificates of deposit from the State of California secured by $22 million of letters of credit with the FHLBSF.

Liquidity and Market Risk Management

Liquidity

Liquidity refers to Presidio’s ability to maintain cash flows sufficient to fund operations and to meet obligations and other commitments in a timely and cost-effective fashion. At various times Presidio requires funds to meet short-term cash requirements brought about by loan growth or deposit outflows, the purchase of assets, or liability repayments. An integral part of Presidio’s ability to manage its liquidity position appropriately is Presidio’s large base of core deposits, which are generated by offering traditional banking services in its service area and which have historically been a stable source of funds. To manage liquidity needs properly, cash inflows must be timed to coincide with anticipated outflows or sufficient liquidity resources must be available to meet varying demands. Presidio manages liquidity to be able to meet unexpected sudden changes in levels of its assets or deposit liabilities without maintaining excessive amounts of balance sheet liquidity. Excess balance sheet liquidity can negatively impact Presidio’s interest margin. In order to meet short-term liquidity needs Presidio may utilize overnight Federal funds purchase arrangements and other borrowing arrangements with correspondent banks, solicit brokered deposits if cost effective deposits are not available from local sources, and maintain collateralized lines of credit with the FHLB and FRB. In addition, Presidio can raise cash for temporary needs by selling securities under agreements to repurchase and selling securities available-for-sale.

Presidio has unsecured federal funds lines of credit with two of its correspondent banks under which it can borrow up to an aggregate of $10,000,000. There were no borrowings outstanding under these arrangements at March 31, 2019 or 2018.

Presidio has a borrowing arrangement with the Federal Reserve Bank of San Francisco secured by certain of the Bank’s loans. At March 31, 2019, the amounts pledged and borrowing capacity under this arrangement totaled $64,350,372 and $57,294,114, respectively. At March 31, 2018, the amounts pledged and borrowing capacity under this arrangement totaled $62,915,285 and $54,351,736, respectively. There were no borrowings outstanding under this arrangement at March 31, 2019 or 2018.

Presidio has a borrowing arrangement with FHLB under which short-term and long term advances are secured by the Bank’s loan portfolio. Presidio’s credit limit varies according to the amount and composition of loans pledged as collateral. At March 31, 2019, the loans pledged and borrowing capacity under such limits were approximately $280,175,285 and $170,815,516, respectively. At March 31, 2018, the loans pledged and borrowing capacity under such limits were approximately $300,073,937 and $184,195,403, respectively. There were no borrowings outstanding under this arrangement at March 31, 2019 and 2018.

One of the measures of liquidity is our loan to deposit ratio. Presidio’s loan to deposit ratios at March 31, 2019 and March 31, 2018 were 88.8% and 85.7%, respectively.

Interest Rate Risk Management

Market risk arises from changes in interest rates, exchange rates, commodity prices and equity prices. Presidio’s market risk exposure is primarily that of interest rate risk, and it has established policies and procedures to monitor and limit earnings and balance sheet exposure to changes in interest rates. Presidio does not engage in the trading of financial instruments, nor does Presidio have exposure to currency exchange rates.

The principal objective of interest rate risk management (often referred to as “asset/liability management”) is to manage the financial components of Presidio in a manner that will optimize the risk/reward equation for earnings and capital in relation to changing interest rates. Presidio’s exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and manage the risks. Management uses two methodologies to manage interest rate risk: (i) a standard GAP analysis; and (ii) an interest rate shock simulation model.

The planning of asset and liability maturities is an integral part of the management of an institution’s net interest margin. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, the net interest margin may change over time. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of loans or securities or in the form of delays in the adjustment of rates of interest applying to either earning assets with floating rates or to interest bearing liabilities. Presidio has generally been able to control its exposure to changing interest rates by maintaining primarily floating interest rate loans and a majority of its time certificates with relatively short maturities.

Interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which may have a significant effect on the net interest margin and are not reflected in the interest sensitivity analysis table. Because of these factors, an interest sensitivity GAP report may not provide a complete assessment of the exposure to changes in interest rates.

Presidio uses modeling software for asset/liability management in order to simulate the effects of potential interest rate changes on Presidio’s net interest margin, and to calculate the estimated fair values of Presidio’s financial instruments under different interest rate scenarios. The program imports current balances, interest rates, maturity dates and repricing information for individual financial instruments, and incorporates assumptions on the characteristics of embedded options along with pricing and duration for new volumes to project the effects of a given interest rate change on Presidio’s interest income and interest expense. Rate scenarios consisting of key rate and yield curve projections are run against Presidio’s investment, loan, deposit and borrowed funds portfolios. These rate projections can be shocked (an immediate and parallel change in all base rates, up or down) and ramped (an incremental increase or decrease in rates over a specified time period), based on current trends and econometric models or stable economic conditions (unchanged from current actual levels).

The following reflects Presidio’s estimated net interest income sensitivity as of March 31, 2019:

	Increase/ (Decrease) in Estimated Net Interest Income
	Amount	Percent
	(Dollars in thousands)
Change in Interest Rates (basis points)
+400	$9,229	23.8%
+300	$6,894	17.8%
+200	$4,565	11.8%
+100	$2,375	6.1%
0	$—	0.0%
–100	$(2,833)	(7.3%)
–200	$(6,026)	(15.6%)
–300	$(7,758)	(20.0%)
–400	$(8,858)	(22.9%)

In an effort to measure the long-term impact of interest rate risk, Presidio uses a technique called the present value of equity (“PVE”), which calculates the net present value of Presidio’s assets and liabilities, based on a discount rate derived from current replacement rates. The market value of equity is obtained by subtracting the market value of liabilities from the market value of assets. The change in market value of equity will differ based on the characteristics of each financial instrument and type of deposit. The longer the duration of a financial instrument, the greater the impact a rate change will have on its market value. As Presidio has minimal deposits with contractual maturities, the decay rate assumptions used for non-maturity deposits can have a significant impact on the market value of equity. The following reflects Presidio’s estimated changes in PVE as of March 31, 2019:

	Increase/(Decrease) In Estimated Present Value of Equity
	Amount	Percent
	(Dollars in thousands)
Change in Interest Rates (basis points)
+400	$19,359	12.9%
+300	$15,157	10.1%
+200	$10,538	7.0%
+100	$6,926	4.6%
0	$—	0.0%
–100	$(11,554)	(7.7%)
–200	$(29,681)	(19.8%)
–300	$(42,684)	(28.4%)
–400	$(32,069)	(21.4%)

This data does not reflect any actions that we may undertake in response to changes in interest rates such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on net interest income, if any.

As with any method of gauging interest rate risk, there are certain shortcomings inherent to the methodology noted above. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react in the same way to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the methodology noted above does not reflect the full impact of annual and lifetime restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan borrowers’ ability to service their debt. All of these factors are considered in monitoring Presidio’s exposure to interest rate risk.

Capital Resources

Presidio uses a variety of measures to evaluate capital adequacy. Management reviews various capital measurements on a regular basis and takes appropriate action to ensure that such measurements are within established internal and external guidelines. The external guidelines, which are issued by the Federal Reserve and the FDIC, establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures.

The Basel III capital rules introduce a new “capital conservation buffer,” for banking organizations to maintain a common equity Tier 1 ratio more than 2.5% above these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The implementation of the capital conservation buffer was phased in beginning on January 1, 2016 at 0.625% and was phased in over a four-year period (increasing by that amount on each subsequent January 1, and became fully phased in on January 1, 2019). The conservation ratio increased to 1.875% for the year ended December 31, 2018 and to 2.5% for the quarter ended March 31, 2019.

At March 31, 2019, Presidio’s capital ratios exceeded regulatory guidelines and exceed the highest regulatory capital requirement of “well-capitalized” under Basel III prompt corrective action provisions. Quantitative measures established by regulation to help ensure capital adequacy require Presidio to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and common equity Tier 1 (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that, as of March 31, 2019, December 31, 2018 and March 31, 2018 Presidio met all capital adequacy guidelines to which it was subject.

At March 31, 2019, December 31, 2018 and March 31, 2018, Presidio had total shareholders’ equity of $93 million, $89 million and $77 million, respectively. At March 31, 2019, Presidio had a Tier 1 risk-based capital and Common Equity Tier 1 ratios of 10.5%, a total capital to risk-weighted assets ratio of 12.5%, and a leverage ratio of 10.7%.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Presidio is incorporated under the laws of the State of California and the rights of Presidio shareholders are governed by the laws of the State of California, Presidio’s articles of incorporation and Presidio’s bylaws. As a result of the merger, Presidio shareholders will receive shares of Heritage common stock and will become Heritage shareholders. Heritage is incorporated under the laws of the State of California and the rights of Heritage shareholders are governed by the laws of the State of California, Heritage’s articles of incorporation and Heritage’s bylaws. Thus, following the merger, the rights of Presidio shareholders who become Heritage shareholders in the merger will continue to be governed by the laws of the State of California, but will no longer be governed by Presidio’s articles of incorporation and bylaws and instead will be governed by the Heritage articles of incorporation and bylaws.

Further, as a California state banking corporation, in addition to being subject to the General Corporation Law of the State of California, Presidio is also subject to the California Financial Code.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Heritage shareholders under the Heritage amended articles of incorporation and the Heritage bylaws (right column), and the rights of Presidio shareholders under the Presidio articles of incorporation and Presidio bylaws (left column). The summary set forth below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Heritage articles of incorporation and Heritage bylaws currently in effect, and the Presidio articles of incorporation and Presidio bylaws currently in effect, copies of which are available, without charge, by following the instructions in the section entitled “Where You Can Find Additional Information.”

Presidio Bank	Heritage Commerce Corp
Authorized Capital Stock
The authorized shares of stock of Presidio consist of 30,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. Shares of Presidio preferred stock may be divided into series from time to time as determined by the board of directors of Presidio, and the board of directors may determine and alter the number, rights, preferences, privileges and restrictions granted to and imposed upon any unissued shares of preferred stock.	The authorized capital stock of Heritage consists of 60,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. Shares of Heritage preferred stock may be divided into series from time to time by the board of directors of Heritage, and the board of directors may determine or alter the number, rights, preferences, privileges and restrictions granted to and imposed upon any unissued shares of preferred stock.
Dividends
Presidio’s articles of incorporation do not provide for any cumulative or other dividend on shares of common stock, but do state that the board of directors may, in regards to undesignated preferred shares, determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon the preferred shares.	Heritage’s amended articles of incorporation do not provide for any cumulative or other dividend on shares of common stock, but do state that the board of directors may, in regards to undesignated preferred shares, determine or alter the rights, preferences, privileges and restrictions granted to and imposed upon the preferred shares.

Presidio Bank	Heritage Commerce Corp

Under the California Financial Code, Presidio is permitted to pay a dividend in the following circumstances: (i) without the consent of either the Department of Business Oversight or Presidio shareholders, in an amount not exceeding the lesser of (a) the retained earnings of Presidio or (b) the net income of Presidio for its last three fiscal years; (ii) with the prior approval of the Department of Business Oversight, in an amount not exceeding the greatest of (a) the retained earnings of Presidio, (b) the net income of Presidio for its last fiscal year or (c) the net income for Presidio for its current fiscal year and (iii) with the prior approval of the Department of Business Oversight and Presidio shareholders in connection with a reduction of its contributed capital.

Under federal law, Presidio is prohibited from paying any dividends if after making such payment it would fail to meet any of its minimum regulatory capital requirements. Furthermore, federal and state bank regulators also have the authority to prohibit the payment of dividends by a bank when it determines such payments to be an unsafe or unsound banking practice.

The California General Corporation Law prohibits Heritage from making distributions, including dividends, to holders of its common stock or preferred stock unless either of the following tests are satisfied: (i) the amount of retained earnings immediately prior to the distribution equals or exceeds the sum of (A) the amount of the proposed distribution plus (B) any cumulative dividends in arrears on all shares having a preference with respect to the payment of dividends over the class or series to which the applicable distribution is being made or (ii) immediately after the distribution, the value of Heritage’s consolidated assets would equal or exceed the sum of its total liabilities, plus the amounts that would be payable to satisfy the preferential rights of other shareholders upon a dissolution that are superior to the rights of the shareholders receiving the distribution.

It is the Federal Reserve’s policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Voting Rights
Each Presidio shareholder entitled to vote is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. In the election of directors, each shareholder may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder’s shares are normally entitled, or distribute the shareholder’s votes on the same principle among as many candidates as the shareholder thinks fit. No shareholder is entitled to cumulate votes in favor of any candidate or candidates unless such candidate’s or candidates’ names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting prior to the voting of the	Each Heritage shareholder entitled to vote is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. In the election of directors, each shareholder may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder’s shares are normally entitled, or distribute the shareholder’s votes on the same principle among as many candidates as the shareholder thinks fit. No shareholder is entitled to cumulate votes in favor of any candidate or candidates unless such candidate’s or candidates’ names have been placed in nomination prior to the voting and the shareholder has given

Presidio Bank	Heritage Commerce Corp
shareholder’s intention to cumulate the shareholder’s votes. If any one shareholder has given such notice, this fact shall be announced to all shareholders and proxies present, who may then cumulate their votes for candidates in nomination. In any election of directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of directors to be elected by such shares, are elected.	notice at the meeting prior to the voting of the shareholder’s intention to cumulate the shareholder’s votes. If any one shareholder has given such notice, this fact shall be announced to all shareholders and proxies present, who may then cumulate their votes for candidates in nomination. In any election of directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of directors to be elected by such shares, are elected.
Number of Directors
Presidio’s bylaws state that number of directors comprising the board of directors will be from eight to fifteen, with the exact number to be determined from time to time by resolution of the board of directors. There are currently ten members of the Presidio board of directors.	Heritage’s bylaws state that the number of directors comprising the board of directors will be from nine to fifteen, with the exact number to be determined from time to time by resolution of the board of directors. There are currently ten members of the Heritage board of directors.
Election of Directors
Presidio’s bylaws provide that directors shall be elected annually by the shareholders at the annual meeting of the shareholders. If, for any reason, the annual meeting or an adjournment thereof is not held or the directors are not elected thereat, then the directors may be elected at any special meeting of the shareholders called and held for that purpose. The term of office of the directors shall begin immediately after their election and continue until their respective successors are elected and qualified.	Heritage’s bylaws provide that directors shall be elected annually by the shareholders at the annual meeting of the shareholders. If, for any reason, the annual meeting or an adjournment thereof is not held or the directors are not elected thereat, then the directors may be elected at any special meeting of the shareholders called and held for that purpose. The term of office of the directors shall begin immediately after their election and continue until their respective successors are elected and qualified.
Nomination of Director Candidates by Shareholders
Presidio’s bylaws permit shareholders of record who are entitled to vote in the meeting of shareholders to nominate a director for election if written notice is delivered to the corporate secretary not later than 90 nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 days before or delayed more than 30 days after such anniversary date of the annual meeting, notice by the shareholder must be received not later than the close of business 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting.	Heritage’s bylaws permit shareholders of record who are entitled to vote in the meeting of shareholders to nominate a director for election if written notice is delivered to the corporate secretary not later than 90 nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting (except that in the event that the date of the annual meeting is more than 30 days before or more than 60 after such anniversary date of the annual meeting, notice by the shareholder must be delivered not earlier than the close of business 120 days prior to such annual meeting and not later than the close of business on the later of 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting).

Presidio Bank	Heritage Commerce Corp
Removal of Directors
Under Presidio’s bylaws, any director may be removed if the director is declared of unsound mind by order of court or convicted of a felony, otherwise with or without cause, by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.	Under Heritage’s bylaws, any director may be removed, with or without cause, at any meeting of shareholders called expressly for such purpose by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then voted at an election of the entire board of directors.
Vacancies
Presidio’s bylaws provide that a vacancy on the board of directors may be filled by a majority of the remaining directors, even though less than a quorum, or by a sole remaining director. Any director so elected may hold office for the remainder of the full term of the director in which the vacancy occurred until such director’s successor is elected at an annual or special shareholders’ meeting. The shareholders may elect a director at any time to fill any vacancy not filled by the board of directors. Any such director requires the consent of a majority of the outstanding shares entitled to vote.	Heritage’s bylaws provide that a vacancy on the board of directors may be filled by a majority of the remaining directors, even though less than a quorum, or by a sole remaining director. Any director so elected may hold office for the remainder of the full term of the director in which the vacancy occurred until such director’s successor is elected at an annual or special shareholders’ meeting. The shareholders may elect a director at any time at meeting of shareholders to fill any vacancy not filled by the board of directors. Any such election requires the consent of a majority of the outstanding shares entitled to vote.
Shareholder Action Without a Meeting
Under Presidio’s bylaws, any action required or permitted to be taken at any annual or special shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.	Heritage’s amended articles of incorporation require that any action that requires shareholder approval must be taken at an annual or special meeting of shareholders and may not be taken by written consent.
Special Shareholders’ Meetings
A special shareholders’ meeting of Presidio shareholders may be called by the board of directors, the chairman of the board of directors, the president, or Presidio shareholders who together hold not less than ten percent of the outstanding shares of Presidio stock that would be entitled to vote at such a meeting.	A special shareholders’ meeting of Heritage may be called by the board of directors, the chairman of the board of directors, the chief executive officer, the president, or of the Heritage shareholders who together hold not less than ten percent of the outstanding shares of Heritage stock that would be entitled to vote at such a meeting.

Presidio Bank	Heritage Commerce Corp
Advance Notice of Shareholder Proposals
Presidio’s bylaws permit shareholders of record who are entitled to vote in the meeting of shareholders to submit a proposal for consideration at the annual meeting if written notice is delivered to the corporate secretary not later than 90 nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 days before or delayed more than 30 days after such anniversary date of the annual meeting, notice by the shareholder must be received not later than the close of business 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting.	Heritage’s bylaws permit shareholders who are entitled to vote in the annual meeting of shareholders to submit a proposal for consideration at the meeting if written notice is delivered to the corporate secretary not later than 90 nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting, provided, except, that in the event that the date of the annual meeting is more than 30 days before or more than 60 after such anniversary date of the annual meeting, notice by the shareholder must be delivered not earlier than the close of business 120 days prior to such annual meeting and not later than the close of business on the later of 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting.
Limitation of Liability and Indemnification of Directors and Officers

Presidio’s articles of incorporation authorizes Presidio to indemnify its directors, officers, and agents (as defined in Section 317 of the California Corporations Code), through bylaw provisions, agreements with agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification as set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Presidio’s bylaws provide that Presidio will indemnify its officers and directors to the maximum extent permitted by the California Corporations Code against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any such proceeding arising by reason of the fact that such person is or was an agent of the corporation. Presidio has entered into separate indemnification agreements with its directors for such purpose.

Heritage’s amended articles of incorporation authorizes Heritage to indemnify its agents (as defined in Section 317 of the California Corporations Code), through bylaw provisions, agreements with such agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification as set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

Heritage’s bylaws provide that Heritage will indemnify its directors, officers and employees, and of its subsidiaries, who was or is made a party or is threatened to be made a party to or is otherwise involved in a proceeding against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any such proceeding arising by reason of the fact that any such person is or was an agent of the corporation. Heritage has entered into separate indemnification agreements with its directors and executive officers for such purpose.

Amendments to Articles of Incorporation and Bylaws
Presidio’s articles of incorporation may be amended in any manner allowed under California law. Presidio’s bylaws may be amended by the board of directors or by the shareholders, except that only shareholders may	Heritage’s amended articles of incorporation may be amended in any manner allowed under California law. Heritage’s bylaws may be amended by the board of directors or by the shareholders, except that only

Presidio Bank	Heritage Commerce Corp
amend or repeal any bylaw that specifies or changes the number of directors.	shareholders may amend or repeal any bylaw that specifies or changes the number of directors.
Dissenters’ Rights
Presidio does not have any capital stock outstanding that is listed on a national securities exchange and, therefore, all outstanding shares of the capital stock of Presidio generally have dissenters’ rights with respect to a business combination or other reorganization requiring their vote under the California Corporations Code; except that the California Financial Code provides that dissenters’ rights will not apply to shareholders of Presidio in a merger if Presidio was the surviving depository corporation.	Under the California Corporations Code, because Heritage common stock is listed on the Nasdaq Stock Market, holders of Heritage common stock do not have dissenters’ rights with respect to a business combination or other reorganization requiring their vote, unless their shares are subject to transfer restrictions or are exchanged for merger consideration other than solely securities listed on a national securities exchange certified by the California Commissioner of the Department of Business Oversight and cash in lieu of fractional shares.

HERITAGE PROPOSAL—AMENDMENT TO ARTICLES OF INCORPORATION

TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

The Heritage board of directors has adopted resolutions to amend the Heritage articles of incorporation to increase the number of authorized shares of our common stock from 60,000,000 to 100,000,000 shares of common stock. The board of directors is proposing the amendment to its shareholders for their approval at the Heritage special meeting.

The form of the proposed amendment to our articles of incorporation to effect the increase in our authorized shares of common stock is attached to this proxy statement as Annex E.

Background and Reasons for the Amendment

The Heritage articles of incorporation currently authorize the issuance of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of July 10, 2019, the record date for the special meeting, there were 43,498,406 shares of common stock and no shares of preferred stock issued and outstanding. Of the remaining 16,501,594 authorized but unissued shares of common stock, 2,196,294 shares were reserved for issuance upon exercise of outstanding stock options and future issuances of stock awards under the Heritage 2013 Equity Incentive Plan, and 327,159 shares were reserved for issuance upon exercise of outstanding stock options under the Heritage Amended and Restated 2004 Equity Plan. As a result, Heritage had 13,978,141 shares of common stock and 10,000,000 shares of preferred stock unreserved and available for future issuance as of July 10, 2019.

In addition under the terms of the merger agreement with Presidio and in connection with the merger and the Heritage share issuance, Heritage will issue approximately 15,659,180 shares of its common stock to the shareholders of Presidio. It is a condition to the consummation of the merger that Heritage obtain approval from its shareholders to amend the Heritage articles of incorporation to provide sufficient authorized shares of its common stock for issuance on the closing of the merger. It is not a condition to approval of this proposal that shareholders approve the merger proposal.

In addition, to Heritage’s obligations under the merger agreement and merger to increase the number of authorized shares, the board of directors and management of Heritage have been evaluating a broad range of strategic alternatives to further strengthen the capital base of Heritage. Among the alternatives under consideration are the issuances of common stock. We do not currently have any agreements or commitments with respect to the issuance of any of Heritage’s securities, except for the merger with Presidio. However, the board of directors believes that it is advisable to increase the number of authorized shares of common stock to ensure that we will have a sufficient number of shares to assure flexibility for the issuance of additional shares in the future. We may use the additional shares in connection with raising additional capital, other merger and acquisition opportunities in addition to the merger with Presidio, the issuance of shares under current or future equity incentive plans for our directors, officers and employees, the issuance of stock dividends or stock splits, and other corporate purposes.

Heritage cannot complete the merger with Presidio without an increase in the number of authorized shares. In addition even if the merger with Presidio could be consummated without the increase in the number of authorized shares of common stock and such increase was deferred until a specific need arose, the time and expense required to obtain necessary shareholder approval could prevent Heritage from taking advantage of favorable strategic, business or financing opportunities.

Except for the shares authorized for the Heritage 2013 Equity Plan that has been approved by shareholders (including all subsequent amendments), the last instance in which Heritage issued shares in the prior three years was in connection with the successful strategic acquisitions of Focus Bank, Tri-Valley Bank and United American Bank.

Although an increase in the authorized shares of our common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a tender offer or other transaction resulting in our acquisition by another company), the proposed increase in authorized shares of common stock is not in response to any effort by any person or group to accumulate our common stock or to obtain control of us by any means. In addition, the proposal is not part of any plan by our board of directors to recommend or implement a series of anti-takeover measures.

Procedure for Implementing the Authorized Share Increase

The amendment to increase the authorized shares, if approved by the Heritage shareholders, would become effective upon the filing of a certificate of amendment to the Heritage articles of incorporation with the Secretary of State of the State of California. If the amendment is approved by the Heritage shareholders, Heritage expects to file the certificate of amendment effecting the increase in the authorized shares promptly upon such approval and prior to the closing of the merger with Presidio.

Authority of the Board of Directors to Issue Additional Shares of Common Stock

If this amendment is approved and Heritage is authorized to issue additional shares of common stock, in addition to the issuance of shares of common stock to consummate the merger with Presidio which the board of directors has already approved and is subject to Heritage shareholder approval and the other terms of the merger agreement with Presidio, the board of directors will determine whether, when, and on what terms to issue the additional shares of common stock without further action by Heritage shareholders, unless shareholder approval is required by applicable law or securities exchange listing requirements in connection with a particular transaction.

Dilution to Existing Shareholders

Heritage shareholders do not have preemptive rights. Therefore, in addition to the issuance of shares of common stock to consummate the merger with Presidio, if Heritage decides to issue additional shares of common stock, Heritage would have the discretion to determine to whom Heritage offers these additional shares and would not be obligated to first offer these shares to Heritage existing shareholders. Except for a stock split or stock dividend, issuances of common shares will dilute the voting power and ownership of Heritage existing shareholders and will dilute earnings or loss per share of common stock. Depending on the price at which the shares are issued, an issuance may reduce the per share book value of the Heritage’s common shares.

No Appraisal Rights

Under California law and the Heritage articles of incorporation, holders of Heritage common stock will not be entitled to dissenter’s rights or appraisal rights with respect to the proposal to increase the authorized shares of common stock.

Vote Required to Approve the Amendment and Recommendation

Under California law and the Heritage articles of incorporation, the affirmative vote of holders of a majority of the shares of common stock issued and outstanding as of July 10, 2019, the record date for this meeting, is required to approve the amendment to the articles of incorporation.

Recommendation of the Board of Directors

The Heritage board of directors recommends approval of the amendment to the Heritage articles of incorporation to increase the number of authorized shares of common stock. The proxy holders intend to vote all proxies they hold in favor of the amendment. If no instruction is given, the proxy holders intend to vote FOR approval of the amendment to increase the number of authorized shares of common stock.

BENEFICIAL OWNERSHIP OF HERITAGE COMMON STOCK

The following table sets forth information as of July 12, 2019, as to beneficial ownership of Heritage’s common stock by persons known to Heritage to own 5% or more of Heritage’s common stock, Heritage’s members of the board of directors and the named executive officers, and all directors and executive officers of Heritage, as a group. This information has been obtained from the Heritage’s records, or from information furnished directly by the individual or entity to Heritage.

For purposes of the following table, shares issuable pursuant to stock options which may be exercised within 60 days of July 12, 2019, are deemed to be issued and outstanding and have been treated as outstanding in determining the amount and nature of beneficial ownership and in calculating the percentage of ownership of those individuals possessing such interest, but not for any other individuals.

Name of Beneficial Owner(1)	Position	Shares Beneficially Owned(2)(3)		Exercisable Options	Percent of Class(3)
Michael E. Benito	Executive Vice President/Banking Division of Heritage Bank of Commerce	87,389	(4)(20)	27,000	0.20%
Julianne M. Biagini-Komas	Director	29,147	(5)	—	0.07%
Frank G. Bisceglia	Director	137,771	(6)	21,500	0.32%
Margo G. Butsch	Executive Vice President and Chief Credit Officer of Heritage Bank of Commerce	26,180	(7)(20)	7,180	0.06%
Jack W. Conner	Director and Chairman of the Board	121,846	(8)	—	0.28%
Jason DiNapoli	Director	303,955	(9)	—	0.70%
Steven L. Hallgrimson	Director	127,934	(10)	6,345	0.29%
Walter T. Kaczmarek	Chief Executive Officer, President and Director	157,333	(11)(20)	—	0.36%
Lawrence D. McGovern	Executive Vice President and Chief Financial Officer	120,206	(12)(20)	30,000	0.28%
Robert T. Moles	Director	73,938	(13)	21,500	0.17%
Laura Roden	Director	30,534	(14)	10,700	0.07%
Ranson W. Webster	Director	636,112	(15)	21,500	1.46%
Keith A. Wilton	Executive Vice President, Director, and Chief Operating Officer and President of Heritage Bank of Commerce	108,483	(16)(20)	—	0.25%
All directors and executive officers (13 individuals)		1,960,828			4.49%
BlackRock Inc.		3,028,833	(17)		6.96%
Dimensional Fund Advisors LP, Inc.		2,221,513	(18)		5.11%
T. Rowe Price Associates, Inc.		6,064,670	(19)		13.94%

1.	Except as otherwise noted, the address for all persons is c/o Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California, 95113.
2.

Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted. Listed amounts reflect all previous stock splits and stock dividends.

3.	Includes shares beneficially owned (including options exercisable within 60 days of July 12, 2019, as shown in the “Exercisable Options” column).

4.	Includes 21,375 shares of restricted stock that have not vested and of which Mr. Benito has the right to vote.
5.	Includes 2,261 shares of restricted stock that have not vested and of which Ms. Biagini-Komas has the right to vote.
6.

Includes 93,237 shares as one of two trustees of the Bisceglia Family Trust, and 11,000 shares held by Mr. Bisceglia in a personal Individual Retirement Account. Also includes 2,261 shares of restricted stock that have not vested and of which Mr. Bisceglia has the right to vote.

7.	Includes 17,250 shares of restricted stock that have not vested and of which Ms. Butsch has the right to vote.
8.	Includes 21,515 shares held by Mr. Conner’s spouse. Also includes 2,826 shares of restricted stock that have not vested and of which Mr. Conner has the right to vote.
9.

Includes 261,694 shares held by a partnership and 20,000 shares held by Mr. DiNapoli’s children. Also includes 2,261 shares of restricted stock that have not vested and of which Mr. DiNapoli’s has the right to vote.

10.

Includes 92,889 shares held directly. Includes 3,500 shares held in a SEP IRA account, 2,000 shares held in a personal IRA account, 5,000 shares held in Mr. Hallgrimson’s private foundation, 3,000 shares held by Mr. Hallgrimson’s spouse, 7,000 shares in a limited liability company with his son, 2,900 shares that Mr. Hallgrimson holds as trustee of various trusts and 5,300 shares held in a accounts of other over which Mr. Hallgrimson has voting and investment power. Also includes 2,261 shares of restricted stock that have not vested and of which Mr. Hallgrimson has the right to vote.

11.	Includes 41,000 shares held in a personal Individual Retirement Account. Also includes 55,000 shares of restricted stock that have not vested and of which Mr. Kaczmarek has the right to vote.
12.

Includes 4,980 shares held by Mr. McGovern in a personal Individual Retirement Account. Also includes 28,300 shares of restricted stock that have not vested and of which Mr. McGovern has the right to vote.

13.	Includes 18,295 shares held by Mr. Moles’ spouse. Also includes 2,261 shares of restricted stock that have not vested and of which Mr. Moles has the right to vote.
14.	Includes 2,261 shares of restricted stock that have not vested and of which Ms. Roden has the right to vote.
15.	Includes 8,493 shares held indirectly. Also includes 2,261 shares of restricted stock that have not vested and of which Mr. Webster has the right to vote.
16.	Includes 37,250 shares of restricted stock that have not vested and of which Mr. Wilton has the right to vote.
17.

BlackRock, Inc. is an investment management firm and may be deemed to beneficially own 3,028,833 shares of Heritage which are held of record by clients of BlackRock, Inc. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. All of the foregoing information has been obtained by Schedule 13G filed with the SEC on February 4, 2019.

18.

Dimensional Fund Advisors LP is an investment management firm and may be deemed to beneficially own 2,221,513 shares of Heritage which are held of record by clients of Dimensional Fund Advisors LP. The address for Dimensional Fund Advisors LP is Building One, 6300 Bee Cave Road, Austin, TX 78746. All of the foregoing information has been obtained by Schedule 13G filed with the SEC on February 8, 2019.

19.

T. Rowe Price Associates, Inc. is an investment management firm and may be deemed to beneficially own 6,064,670 shares of Heritage which are held of record by clients of T. Rowe Price Associates, Inc. the address for T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, MD 21202. All of the foregoing information has been obtained by Schedule 13G filed with the SEC on February 14, 2019.

20.

Heritage’s Employee Stock Ownership Plan owns 108,270 shares of Heritage common stock, all of which have been allocated. These include shares held for the account of the following named executive officers and includes in the table for Mr. Kaczmarek 1,906 shares, Mr. McGovern 5,506 shares, Mr. Benito 2,289 shares, and zero shares for Ms. Butsch and Mr. Wilton. Mr. Kaczmarek and Mr. McGovern are two of the three trustees of the Employee Stock Ownership Plan. As trustees, they have the power to vote any unallocated shares of the Employee Stock Ownership Plan (currently no shares are unallocated) and allocated shares for which voting instructions are not otherwise provided.

BENEFICIAL OWNERSHIP OF PRESIDIO COMMON STOCK

The following table sets forth information as of July 12, 2019, as to beneficial ownership of Presidio’s common stock by persons known to Presidio to own 5% or more of Presidio’s common stock, Presidio’s members of the board of directors and the named executive officers, and all directors and executive officers of Presidio, as a group. This information has been obtained from Presidio’s records, or from information furnished directly by the individual or entity to Presidio.

For purposes of the following table, shares subject to outstanding stock options that are exercisable by an individual within 60 days of July 12, 2019 are deemed to be beneficially owned by such individual, and have been included in determining the amount and nature of beneficial ownership and in calculating the percentage ownership of such individual, but not in calculating the percentage ownership of any other individual.

Name of Beneficial Owner(1)	Position	Shares Beneficially Owned(2)	Exercisable Options(3)	Percent of Class(2)
Bruce H. Cabral	Director and Vice Chairman of the Board	39,545(4)	11,500	0.62%
Paula R. Collins	Director	38,334(5)	10,500	0.60%
Stephen G. Heitel	Director, Chief Executive Officer	117,006(6)	66,000	1.83%
Clay Jones	President	89,876	75,000	1.40%
Robert B. Leet	Director	26,895(7)	6,500	0.42%
Mary Leonard-Wilson	Executive Vice President and Chief Credit Officer	30,142(8)	17,000	0.47%
Stephen D. Mayer	Director	191,654(9)	3,500	3.03%
Gregory J. Moss	Director	38,021(10)	4,200	0.60%
Edward J. Murphy	Executive Vice President and Chief Financial Officer	48,375(11)	24,000	0.76%
Lawrence R. Nibbi	Director	20,075(12)	4,000	0.32%
Marina H. Park	Director	37,910(13)	11,500	0.60%
James S. Westfall	Director	18,133(14)	5,000	0.29%
James R. Woolwine	Chairman of the Board	161,867(15)	18,750	2.55%
All Directors and all Executive Officers as a group (14 in number)		884,136	277,450	13.38%
Endicott Opportunities Partners IV, LP		355,562(16)		5.62%
1.	Except as otherwise noted, the address for all persons is c/o Presidio Bank, 1 Montgomery Street, Suite 2300, San Francisco, California, 94104.
2.

Includes shares beneficially owned (including options exercisable within 60 days of July 12, 2019, as shown in the “Exercisable Options” column), both directly and indirectly together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted.

3.	Indicates number of shares subject to options granted under Presidio’s equity incentive plans that are currently exercisable or are exercisable within 60 days of July 12, 2019.
4.	Includes 18,750 shares held by the Cabral Family Trust as to which Mr. Cabral has shared voting and investment power.
5.	Includes 4,500 shares held by Paula R. Collins and Charles Collins as to which Ms. Collins has shared voting and investment power.
6.	Includes 30,631 shares held in an IRA account for the benefit of Stephen G. Heitel.
7.	Includes 10,498 shares held by the Robert B. Leet 2008 Trust and 8,954 shares held by the Robert B. Leet and Judith M. Leet 1997 Trust as to which Mr. Leet has shared voting and investment power.
8.	Includes 5,000 shares held in an IRA account for the benefit of Mary Leonard-Wilson.

9.

Includes 25,125 shares held by the Mayer Trust as to which Mr. Mayer has shared voting and investment power, 30,000 shares held in an IRA account for the benefit of Stephen D. Mayer and 12,500 shares held in accounts for the benefit of minors.

10.	Includes 12,266 shares held in IRA accounts for the benefit of Gregory J. Moss.
11.	Includes 12,625 shares held in an IRA account for the benefit of Edward J. Murphy.
12.	Includes 10,000 shares held by the Lawrence and Kathleen Nibbi Trust as to which Mr. Nibbi has sole voting and investment power.
13.	Includes 12,500 shares held by the Park Sutton Family Trust as to which Ms. Park has shared voting and investment power.
14.	Includes 6,448 shares held by the James S. Westfall 2009 Trust to which Mr. Westfall has sole voting and investment power.
15.	Includes 126,167 shares held by the Woolwine Family Trust as to which Mr. Woolwine has shared voting and investment power.
16.

Endicott Management Company (“EMC”) is the investment manager to Endicott Opportunity Partners IV, L.P. (“EOP IV”), and consequently has the authority to vote and to dispose of the securities held by EOP IV. W.R. Endicott IV, LLC (“WRE IV”) is the General Partner of EOP IV and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by EOP IV. Robert I. Usdan and Wayne K. Goldstein are the co-presidents and sole shareholders of EMC and the managing members of WRE IV and may be deemed to have beneficial ownership of, and share voting and dispositive power over, shares of securities held directly by EOP IV. Address is LP570 Lexington Avenue, 37th Floor, New York, New York 10022.

LEGAL MATTERS

The validity of the shares of Heritage common stock to be issued in the merger has been reviewed by the firm of Buchalter, A Professional Corporation, Los Angeles, California. Such review should not be construed as constituting an opinion as to the merits of the offering made hereby, the accuracy or adequacy of the disclosures contained herein, or the suitability of Heritage common stock for any of Presidio’s shareholders.

Buchalter, A Professional Corporation, and Manatt, Phelps & Phillips, LLP will provide opinions regarding certain U.S. federal income tax consequences of the merger for Heritage and Presidio, respectively, at the closing of the merger.

EXPERTS

The consolidated financial statements of Heritage as of December 31, 2017 and 2018, and for each of the years in the three-year period ended December 31, 2018, have been incorporated by reference in this joint proxy statement/prospectus from Heritage’s Annual Report on Form 10-K for the year ended December 31, 2018, in reliance on the report from Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of Presidio as of December 31, 2017 and 2018, and for each of the years in the two-year period ended December 31, 2018, have been included in this joint proxy statement/prospectus in reliance on the report from Crowe LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

Each of Heritage’s and Presidio’s bylaws provide that no matters may be brought before a special shareholders’ meeting other than as set forth in the notice to shareholders of the special shareholders’ meeting. Consequently, no matters will be presented for consideration at the Heritage meeting or the Presidio meeting other than as described in this joint proxy statement/prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Heritage is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. In accordance with the Exchange Act, Heritage files reports, proxy statements and other information with the Securities and Exchange Commission which we refer to as the SEC. You may retrieve these materials at the SEC’s Internet website at http://www.sec.gov. In addition, Heritage has a website containing additional information about Heritage at http://www.heritagecommercecorp.com. The information on Heritage’s website is not a part of this joint proxy statement/prospectus.

Heritage has filed a registration statement on Form S-4, including exhibits, with the SEC pursuant to the Securities Act covering the shares of Heritage common stock issuable in the merger. This joint proxy statement/prospectus does not contain all the information contained in the registration statement. Any additional information may be obtained from the SEC’s principal office in Washington, D.C. or through the SEC’s Internet website. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

The SEC allows Heritage to “incorporate by reference” the information it files with the SEC. This permits Heritage to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this joint proxy statement/prospectus and any information filed with the SEC by Heritage after the date of this joint proxy/prospectus until the date of the Presidio meeting which will automatically be deemed to update and supersede this information. Heritage incorporates by reference the following documents that have been filed with the SEC (other than information in such documents that is not deemed to be filed) of Heritage:

•	Annual Report on Form 10-K for the year ended December 31, 2018, filed March 14, 2019;

•

Portions of the Definitive Proxy Statement on Schedule 14A for the 2019 annual meeting of shareholders incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December  31, 2018, filed April  15, 2019 (as amended April 24, 2019);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 9, 2019;

•	Current Reports on Form 8-K filed January 24, 2019, April 3, 2019, May 17, 2019, and May 28, 2019; and

•

The description of Heritage common stock contained in the Registration Statement on Form 8-A, dated March 5, 1998, which registers its common stock under Section 12 of the Securities Exchange Act of 1934, together with any amendments or report filed with the SEC for the purpose of updating the description.

We also incorporate by reference any future filings (other than any information contained in such filings that is deemed “furnished” in accordance with SEC rules) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date of the Presidio special shareholders’ meeting.

You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Heritage at the following address and telephone number:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95113

(408) 947-6900

Attention: Debbie Reuter, Corporate Secretary

You should rely only on the information contained or incorporated by reference in this document. Heritage has not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, Heritage is not making an offer to sell or soliciting an offer to buy any securities other than the Heritage common stock to be issued by Heritage in the merger, and neither Heritage nor Presidio is making an offer of such securities in any state where the offer is not permitted. Information contained herein regarding Presidio was provided by Presidio for inclusion in this document. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

HERITAGE COMMERCE CORP

HERITAGE BANK OF COMMERCE

and

PRESIDIO BANK

dated as of

May 16, 2019

A-i

A-ii

EXHIBITS

Exhibit A	–	Form of Voting and Support Agreement	A-A-1
Exhibit B-1	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement	A-B-1
Exhibit B-2	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement	A-B-2-1
Exhibit B-3	–	Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement	A-B-3-1
Exhibit B-4	–	Form of Non-Solicitation and Non-Disclosure Agreement	A-B-4-1
Exhibit C	–	Form of Bank Merger Agreement	A-C-1

PRESIDIO DISCLOSURE SCHEDULE

HCC DISCLOSURE SCHEDULE

A-iii

Index of Defined Terms

Defined Term	Section
“Acceptable Confidentiality Agreement”	8.15
“Acquisition Proposal”	8.15
“ADA”	3.19(e)
“Affiliate”	8.15
“Agreement”	Preamble
“ALLL”	3.04(e)
“Assumed Option”	2.05(a)
“Bank Secrecy Act”	8.15
“BHCA”	4.01(a)
“Book-Entry Share”	2.01(f)
“Burdensome Condition”	5.07(d)
“business day”	8.15
“Call Report”	8.15
“CECL”	3.04(i)
“Certificate”	2.01(f)
“CFC”	1.01
“CGCL”	1.01
“Change In Control Payments”	8.15
“Change in Recommendation”	5.06(d)
“Charter Documents”	8.15
“Claim”	5.12(a)
“Closing Balance Sheet Date”	5.17
“Closing Date”	1.02
“Closing Financial Statements”	5.17
“Closing”	1.02
“COBRA”	8.15
“Code”	1.08
“Confidentiality Agreement”	8.15
“Contemplated Transactions”	3.03(a)
“Continuing Employees”	5.11(a)
“Contract”	8.15
“CRA Agreement”	3.08(j)
“CRA”	3.08(j)
“DBO”	1.01
“Derivatives Contract”	3.17
“DIF”	3.01(a)
“Dissenting Shareholder”	2.04
“Dissenting Shares”	2.04
“DOL”	3.12(b)
“Effect”	8.15
“Effective Time”	1.02
“End Date”	7.01(b)
“Environmental Laws”	8.15
“Equity Investment”	8.15
“Equity Security”	8.15
“ERISA”	8.15
“Exchange Act”	3.03(c)
“Exchange Agent”	2.02
“Exchange Fund”	2.02

A-iv

Defined Term	Section
“Fair Housing Act”	8.15
“FDIC”	3.01(a)
“FRB”	3.03(c)
“GAAP”	8.15
“Governmental Authorization”	8.15
“Governmental Entity”	8.15
“Hazardous Substance”	8.15
“HBC”	Preamble
“HCC Benefit Plans”	5.11(a)
“HCC Board Recommendation”	5.06(g)
“HCC Board”	4.03(a)
“HCC Closing Price”	8.15
“HCC Common Stock”	4.02
“HCC Disclosure Schedule”	8.15
“HCC Equity Plans”	8.15
“HCC Material Adverse Effect”	8.15
“HCC Meeting”	5.06(g)
“HCC Reports”	4.04(a)
“HCC”	Preamble
“Home Mortgage Disclosure Act”	8.15
“Indemnified Party” and “Indemnified Parties”	5.12(a)
“Intellectual Property”	8.15
“Investment Security”	8.15
“IRS”	8.15
“IT Systems”	8.15
“Joint Proxy Statement/Prospectus”	5.05(a)
“knowledge”	8.15
“Law” or “Laws”	8.15
“Leased Real Property”	8.15
“Legal Action”	8.15
“Letter of Transmittal”	2.03(a)
“liability”	8.15
“License Agreement”	8.15
“Lien”	8.15
“Loan Data”	3.15(m)
“Loan Documentation”	3.15(b)
“Loan Property”	8.15
“Loan”	8.15
“Merger Consideration”	2.01(d)
“Merger”	1.01
“Monthly Financial Statements”	5.08(d)
“Mortgage Loans”	8.15
“NASDAQ”	3.03(c)
“Obligor”	3.15(b)
“OFAC”	8.15
“Order”	8.15
“ordinary course of business”	8.15
“OREO”	3.19(b)
“OSHA”	3.19(e)
“parties”	8.15
“Permitted Liens”	8.15

A-v

Defined Term	Section
“Per Share Exchange Ratio”	2.01(d)
“person”	8.15
“Pre-Closing Period”	5.01(a)
“Presidio Audited Financial Statements”	3.04(a)
“Presidio Board Recommendation”	5.06(b)
“Presidio Board”	3.03(a)
“Presidio Collective Bargaining Agreement”	3.13(b)
“Presidio Common Stock”	3.02(a)
“Presidio Disclosure Schedule”	8.15
“Presidio Employee Plans”	3.12(a)
“Presidio Employee”	3.12(a)
“Presidio Equity Plans”	8.15
“Presidio ERISA Affiliate”	8.15
“Presidio 401(k) Plan”	8.15
“Presidio Financial Statements”	3.04(a)
“Presidio Indemnification Agreements”	5.12(a)
“Presidio Insurance Policies”	3.23
“Presidio Interim Financial Statements”	3.04(a)
“Presidio IP”	8.15
“Presidio Licensed IP”	8.15
“Presidio Material Adverse Effect”	8.15
“Presidio Material Contract”	3.22
“Presidio Meeting”	5.06(a)
“Presidio Owned IP”	8.15
“Presidio Preferred Stock”	3.02(a)
“Presidio Reports”	3.04(b)
“Presidio Stock Option”	2.05(a)
“Presidio Stock-Based Right”	3.02(c)
“Presidio”	Preamble
“Presidio Directors”	5.27
“Previously Disclosed”	8.15
“Professional Expenses”	8.15
“Real Property Lease”	8.15
“Registration Statement”	5.05(a)
“Regulatory Agencies”	8.15
“Reorganization”	1.08
“Representatives”	8.15
“Required Third Party Consents”	5.07(a)
“Requisite Presidio Vote”	3.03(a)
“Requisite Regulatory Approvals”	5.07(a)
“Restricted Stock Units”	2.05(c)
“Retiree Welfare Benefits”	3.12(e)
“Sanctioned Countries”	3.08(e)(ii)
“Sanctions”	3.08(e)(ii)
“Sarbanes-Oxley Act”	8.15
“SEC Reports”	4.04(b)
“SEC”	3.03(c)
“Securities Act”	3.03(c)
“Subordinated Notes”	8.15
“Subsidiary”	8.15
“Superior Proposal”	8.15

A-vi

Defined Term	Section
“Surviving Corporation”	1.01
“Tail Insurance Policy”	5.12(c)
“Takeover Provisions”	3.31
“Tax Returns”	8.15
“Tax”	8.15
“Termination Fee”	7.03(b)
“Trade Secrets”	8.15
“Transaction Expenses”	8.15
“Treasury Department”	8.15
“Treasury Regulations”	8.15
“USA PATRIOT Act”	8.15
“WARN Act”	8.15

A-vii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019 (this “Agreement”), is made and entered into by and between Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California corporation (“HBC”), and Presidio Bank, a California corporation (“Presidio”).

RECITALS

A.    HCC. HCC is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in San Jose, California.

B.    HBC. HBC is a California state-chartered bank having its principal office in San Jose, California.

C.    Presidio. Presidio is a California state-chartered bank having its principal office in San Francisco, California.

D.    Board Action. The respective Boards of Directors of HCC, HBC and Presidio have determined that it is in the best interests of their respective companies and their shareholders to consummate the Merger (as defined herein).

E.    Intention of the Parties. It is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” under Section 368(a) of the Code (as defined herein) and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.

F.    Voting and Support Agreements. Each member of the Presidio Board and each executive officer of Presidio (as listed on Schedule A) has entered into a Voting and Support Agreement dated the date of this Agreement substantially in the form of Exhibit A (each, a “Voting and Support Agreement” and, collectively, the “Voting and Support Agreements”) in connection with the Merger.

G.    Non-Solicitation, Non-Competition and Non-Disclosure Agreements. Each member of the Presidio Board and certain of its officers have entered into, as applicable, a Non-Competition, Non-Solicitation and Non-Disclosure Agreement or a Non-Solicitation and Non-Disclosure Agreement, each dated as of the date of this Agreement and substantially in the form attached hereto as Exhibit B-1, B-2, B-3, and B-4 with HCC and HBC.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained in this Agreement the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. On the terms and subject to the conditions set forth in this Agreement, and pursuant to the provisions of the California General Corporation Law (“CGCL”) and, to the extent applicable, the California Financial Code (“CFC”) and the rules and regulations promulgated by the California Department of Business Oversight (“DBO”), at the Effective Time, Presidio shall merge with and into HBC (the “Merger”) and the separate corporate existence of Presidio shall cease. HBC shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

Section 1.02    Effective Time. On the terms and conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place as soon as practicable, but in no event later than the fifth (5th) business day after which each of the conditions set forth in Article VI of this Agreement has been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at Closing) or such other time as the parties may mutually agree, at the offices of Buchalter, a Professional Corporation, at 10:00 a.m. Pacific time (the “Closing Date”). On or before the Closing Date, Presidio and HBC will file, or cause to be filed, with the DBO and the California Secretary of State an agreement of merger in substantially the form of Exhibit C to this Agreement. The Merger shall become effective at the time that such agreement of merger has been filed with the DBO as provided in Section 4887(b) of the CFC (the “Effective Time”).

Section 1.03    Effect of the Merger. Upon the consummation of the Merger, the separate corporate existence of Presidio shall cease and HBC shall continue as the surviving entity under the laws of the State of California. The name of “Heritage Bank of Commerce” as the surviving entity of the Merger shall remain “Heritage Bank of Commerce.” From and after the Effective Time, HBC, as the surviving entity of the Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Presidio.

Section 1.04    Articles of Incorporation and Bylaws. The articles of incorporation and the bylaws of HBC as in effect immediately before the effective time of the Merger shall be the articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger.

Section 1.05    Directors and Executive Officers. The directors of HBC immediately before the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, except for the addition of three new directors as contemplated by Section 5.27, each of whom shall serve until his or her successor shall be duly elected and qualified. The executive officers of HBC immediately before the Merger shall be the executive officers of the Surviving Corporation immediately after the Merger, except for the addition of Clay Jones, each of whom shall serve until such time as their successors shall be duly elected and qualified.

Section 1.06    Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, HCC shall be entitled after consultation with Presidio to revise the structure of effecting the acquisition of Presidio, if (a) there are no adverse federal or state income tax consequences to Presidio’s shareholders as a result of the modification (including no impact upon the opinions of counsel as to tax matters to be delivered pursuant to this Agreement), (b) the consideration to be paid to the holders of Presidio Common Stock, Presidio Stock Options and Restricted Stock Units under this Agreement is not thereby changed in kind, value or reduced in amount and the delivery of such consideration will not be delayed, (c) the benefits to be received by Presidio’s directors, officers and employees under this Agreement are not diminished and (d) such modification will not delay materially or jeopardize the receipt of any regulatory approvals or other consents and approvals relating to the consummation of the Merger or otherwise cause any condition to Closing set forth in Article VI not to be capable of being fulfilled on a timely basis. The parties agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

Section 1.07    Additional Actions. At any time after the Effective Time, if the Surviving Corporation shall consider that any further assignments or assurances or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title and interest in, to or under any of the rights, properties or assets of Presidio acquired by the Surviving Corporation as a result of the Merger or (b) otherwise carry out the purposes of this Agreement, Presidio, and its duly authorized officers and directors immediately before the Effective Time, shall be deemed to have granted to the Surviving Corporation, to the extent permitted by applicable Law, an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances and to do all acts necessary or proper to vest, perfect and confirm title to and possession of such rights, properties and assets in the Surviving Corporation, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation, are fully authorized in the name of Presidio, and the Surviving Corporation or otherwise to take any and all such proper and necessary action.

Section 1.08    United States Federal Income Tax Consequences. It is intended that the Merger shall constitute a “reorganization” as that term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (“Code”), and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code (“Reorganization”). Until the Closing, HCC, HBC and Presidio shall each use commercially reasonable efforts to cause the Merger to qualify as a Reorganization, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a Reorganization. HCC and Presidio each intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the mean of Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01    Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of HCC, HBC or Presidio or the holder of any capital stock of HCC, HBC or Presidio:

(a)    Cancellation of Certain Presidio Common Stock. Each share of Presidio Common Stock that is owned by HCC or Presidio (as treasury stock or otherwise) or any of their respective Subsidiaries will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)    HCC Capital Stock. Each share of HCC Common Stock issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(c)    HBC Capital Stock. Each share of HBC common stock, no par value, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(d)    Conversion of Presidio Common Stock. Each share of Presidio Common Stock issued and outstanding immediately before the Effective Time (other than shares to be cancelled and retired under Section 2.01(a), and Dissenting Shares) shall, by virtue of the Merger, be converted into the right to receive 2.470 shares of HCC Common Stock (the “Per Share Exchange Ratio”), together with any cash in lieu of fractional shares as specified in Section 2.01(g) (the “Merger Consideration”).

(e)    Dilution. If HCC changes (or the HCC Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of HCC Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Per Share Exchange Ratio and the Merger Consideration will be adjusted proportionately to account for such change to provide to the holders of Presidio Common Stock (and holders of Presidio Stock Options and Restricted Stock Units) the same economic effect contemplated by this Agreement before such change.

(f)    Cancellation of Shares and Closing of Presidio’s Transfer Books. At the Effective Time, (i) none of the shares of Presidio Common Stock shall be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a valid certificate (each a “Certificate”) previously representing any shares of Presidio Common Stock or owner designated by a book entry previously representing a non-certificated share of Presidio Common Stock (a “Book-Entry Share”) shall thereafter cease to have any rights in such securities, except the right to receive (i) the Per Share Exchange Ratio, (ii) any dividends and other distributions under Section 2.03(e) and (iii) any cash to be paid in lieu of any fractional share of HCC Common Stock under Section 2.01(g) or, in the case of the Presidio Dissenting Shares, the consideration set forth under Section 2.04. The stock transfer books of Presidio shall be closed for all shares of Presidio Common Stock outstanding immediately before the Effective Time, and no further transfer of any such shares of Presidio Common Stock shall be made on such stock transfer books after the Effective Time. After the Effective Time, if any Presidio Certificates or Book-Entry Shares representing shares of Presidio Common Stock are presented for transfer to the Exchange Agent or to the Surviving Corporation or HCC, they shall be cancelled and shall be exchanged as provided in Section 2.03.

(g)    No Fractional Shares. No fractional shares of HCC Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any holder of Presidio Common Stock who would otherwise be entitled to receive a fraction of a share of HCC Common Stock (after aggregating all fractional shares of HCC Common Stock issuable to such holder), in lieu of such fraction of a share and upon surrender of such holder’s Certificates or Book-Entry Shares to the Exchange Agent, shall be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction of a share of HCC Common Stock by the HCC Closing Price.

Section 2.02    Exchange Agent; Deposit of Merger Consideration. Before the Closing Date, HCC shall select, with the prior approval of Presidio (such approval not to be unreasonably withheld), a bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”), and provide the Exchange Agent with appropriate instructions regarding the matters described in this Article II in form and substance reasonably acceptable to HCC and Presidio, all under the provisions of an agreement executed between HCC and the Exchange Agent in a customary form that is reasonably acceptable to Presidio. HCC shall deposit, or cause to be deposited, with the Exchange Agent (by instruction to HCC’s transfer agent), before the Effective Time (a) certificates representing the shares of HCC Common Stock issuable pursuant to Section 2.01(d) (or make appropriate alternative arrangements if uncertificated shares of HCC Common Stock represented by a book entry will be issued) and (b) cash sufficient in lieu of fractional shares to be paid under Section 2.01(g). The shares of HCC Common Stock and cash amounts deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”

Section 2.03    Exchange of Certificates and Book-Entry Shares.

(a)    HCC shall take all steps necessary to cause the Exchange Agent not later than five business days after the Effective Time to mail to holders of Presidio Common Stock of record immediately before the Effective Time (i) a letter of transmittal (“Letter of Transmittal”) in a customary form that is reasonably acceptable to Presidio and (ii) instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares in exchange for the Merger Consideration.

(b)    Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a properly completed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or HCC, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor (i) a certificate representing the number of whole shares of HCC Common Stock (or uncertificated shares of HCC Common Stock represented by a book entry) to which such holder shall have become entitled under Section 2.01(d) and (ii) a check representing the amount of cash in lieu of any fractional share of HCC Common Stock, if any, which such holder has the right to receive as to the Certificate or Book-Entry Share surrendered pursuant to Section 2.01(g). No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. The Certificates or Book-Entry Shares surrendered shall be canceled.

(c)    If any Certificate shall have been lost, stolen, or destroyed, HCC or the Exchange Agent may in its sole discretion require the owner of such lost, stolen, or destroyed Certificate to make and deliver to HCC or the Exchange Agent an affidavit of that fact and an agreement in form reasonably satisfactory to HCC indemnifying HCC and the Surviving Corporation against any claim that may be made against HCC or the Surviving Corporation and to deliver a bond (in such sum as HCC or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, HCC, or the Surviving Corporation as to such Certificate.

(d)    If any portion of the HCC Common Stock that a person has the right to receive pursuant to the provisions of Section 2.01(d) is to be issued in a name other than that in which the Certificate or Book-Entry Share surrendered is registered, it shall be a condition to such issuance thereof that the Certificate or Book-Entry Shares surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer.

(e)    All shares of HCC Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if a dividend or other distribution is declared by HCC as to the HCC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions as to the HCC Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared after the Effective Time regarding HCC Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the holder thereof surrenders a Certificate or Book-Entry Share under this Section 2.03. After the surrender of a Certificate or Book-Entry Share under this Section 2.03, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable regarding shares of HCC Common Stock represented by such Certificate or Book-Entry Share.

(f)    Any portion of the Exchange Fund that remains undistributed to holders of Certificates or Book-Entry Shares as of the date 12 months after the Effective Time shall be delivered to HCC upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore surrendered their Certificates or Book-Entry Shares under this Section 2.03 shall thereafter look only to HCC for satisfaction of their claims for the Per Share Exchange Ratio, cash in lieu of fractional shares of HCC Common Stock, and any dividends or distributions as to HCC Common Stock, in each case without interest thereon. None of HCC, the Surviving Corporation, Presidio or the Exchange Agent or any other person shall be liable to any former holder of shares of Presidio Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Law. HCC shall be entitled to rely upon the stock transfer books of Presidio to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto.

(g)    Each of the Exchange Agent and HCC shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Presidio Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local, or foreign Tax law or under any other applicable Law. If such amounts are deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(h)    Any portion of the HCC Common Stock made available to the Exchange Agent as to any Dissenting Shares shall be returned to HCC upon demand.

Section 2.04    Dissenting Shares. Shares of Presidio Common Stock that are outstanding immediately before the Effective Time and that are held by a shareholder who is entitled to demand, and who properly demands, the fair market value of such shares pursuant to and who complies with California law (a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration. For purposes of this Agreement, “Dissenting Shares” means any shares of Presidio Common Stock that a Dissenting Shareholder has properly exercised a demand for fair market value pursuant to California law and has not withdrawn such demand. At the Effective Time, all Dissenting Shares shall be cancelled and retired and shall cease to exist. Any Dissenting Shareholder shall be entitled to receive only the payment provided by California law for the Dissenting Shares owned by such Dissenting Shareholder and not any Merger Consideration. Presidio and HCC shall comply with the provisions of California law regarding the Dissenting Shares. Presidio shall give HCC reasonable opportunity to review and comment on all notices or other communications to be sent to holders of Dissenting Shares, and Presidio shall consider in good faith any comments of HCC and revise such notices or communications as may be appropriate. Presidio shall give HCC (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law relating to shareholders’ demands for fair market value and (b) the opportunity to direct all negotiations and proceedings regarding the Dissenting Shares; provided that HCC shall act in a commercially reasonable manner in directing any such negotiations or proceedings. Presidio shall not, except with the prior written consent of HCC or as otherwise required by applicable Law, voluntarily make any payment for any demands for the purchase of Presidio Common Stock or offer to settle or settle any such demands.

Section 2.05    Assumption of Stock Options, Restricted Stock Awards and Restricted Stock Units.

(a)    HCC and Presidio shall take all actions necessary (including delivery of any required notices by Presidio) to provide that effective as of the Effective Time, without any action on the part of the holders thereof, each outstanding stock option (“Presidio Stock Option”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into an option to acquire shares of HCC Common Stock as provided below (an “Assumed Option”), and such Assumed Options shall be assumed by HCC on substantially the same terms and conditions as were applicable under the corresponding Presidio Stock Option immediately before the Effective Time, except that after the Effective Time (i) each Assumed Option shall be exercisable (or shall become exercisable by its terms) for a number of shares of HCC Common Stock equal to the product of (A) the number of shares of Presidio Common Stock that would be issuable upon exercise of such Assumed Option outstanding immediately before the Effective Time multiplied by (B) the Per Share Exchange Ratio, rounded down to the nearest whole share (ii) the per share exercise price for the HCC Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the per share exercise price for such Presidio Stock Option outstanding immediately before the Effective Time by (B) the Per Share Exchange Ratio, rounded up to the nearest whole cent, (iii) HCC and the compensation committee of the HCC Board shall be substituted for Presidio and the committee of the Presidio Board (including, if applicable, the entire Presidio Board) administering the Presidio Equity Plans, and (iv) each Assumed Option may be exercised solely for shares of HCC Common Stock. The parties hereto acknowledge that the assumption of the Assumed Options pursuant to this Section 2.05(a) is intended to comply with the requirements of Section 1.409A-1(b)(5)(v)(D) of the Treasury Regulations for not treating such Assumed Option as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Code and the Treasury Regulations and, to the extent applicable, to comply with the requirements of Section 1.424-1(a) of the Treasury Regulations for not treating such Assumed Option as the modification of a Presidio Stock Option for purposes of Section 424 of the Code and the Treasury Regulations.

(b)    As soon as reasonably practicable following the Closing Date, but in any event no later than five business days after the Closing Date, HCC shall deliver to each person who holds an Assumed Option a document evidencing the foregoing assumption of such Presidio Stock Option by HCC. HCC and Presidio shall cooperate and coordinate regarding any materials to be submitted to the holders of the Presidio Stock Options in connection with any notice required under this Section 2.05. HCC shall cause the registration of shares of HCC Common Stock subject to Assumed Options to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, as to the shares of HCC Common Stock subject to such Assumed Options no later than five business days after the Effective Time; and thereafter, HCC shall deliver to holders of Assumed Options any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Assumed Options remain outstanding.

(c)    HCC and Presidio shall take all actions necessary (including delivery of any required notices by Presidio) to provide that effective as of the Effective Time, without any action on the part of the holders thereof, each outstanding restricted stock unit (“Restricted Stock Units”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into the right to acquire shares of HCC Common Stock. As to the Restricted Stock Units arising under the 2019 Annual Equity

Pool established under the Presidio Bank 2019 Directors’ Compensation Plan and the Presidio Bank 2016 Equity Incentive Plan, if the Closing occurs prior to January 1, 2020, for each director who continues to serve as a director of Presidio through the Closing Date, the number of shares of Presidio Common Stock subject to such director’s Restricted Stock Units immediately prior to the Closing Date shall be determined as of the end of the calendar month immediately preceding the Closing Date based upon (i) a prorated portion of the target number of shares of Presidio Common Stock subject to the 2019 Annual Equity Pool (9,041 shares multiplied by the number of months completed during 2019 prior to the Closing Date and divided by 12), (ii) Presidio’s level of achievement of its aggregate pre-tax income goal for the months completed during 2019 prior to the Closing Date and (iii) the director’s number of points awarded under the 2019 Annual Equity Pool for service in the months completed during 2019 prior to the Closing Date relative to the number of such points awarded to all directors for service in such months. The number of shares of HCC Common Stock subject to each Restricted Stock Unit shall be equal to the number of shares of Presidio Common Stock subject to the Restricted Stock Unit immediately prior to the Closing Date multiplied by the Per Share Exchange Ratio, which number of shares of HCC Common Stock shall be delivered to the holders of Restricted Stock Units at Closing, provided that any fractional shares of HCC Common Stock shall be treated as set forth in Section 2.01(g).

(d)    Immediately prior to the Effective Time, any vesting conditions applicable to each award of restricted common stock of Presidio granted under a Presidio Equity Plan shall, automatically and without any action on the part of the holder thereof and consistent with the terms of the Presidio Equity Plan, accelerate in full and such restricted stock shall become free of any restrictions and any repurchase right shall lapse, and the holder thereof shall be entitled to receive shares of HCC Common Stock in accordance with the Per Share Exchange Ratio (provided that any fractional shares of HCC Common Stock shall be treated as set forth in Section 2.01(g)), less any applicable Taxes required to be withheld with respect to such vesting.

(e)    At or before the Closing Date, Presidio and the Presidio Board and its compensation committee, as applicable, shall adopt any resolutions and take any actions which may be necessary to effectuate the provisions of this Section 2.05.

(f)    The transactions contemplated by this Section 2.05 shall in all cases be completed in a manner designed to comply with Section 409A of the Code and, to the extent applicable, Section 424 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PRESIDIO

Except as Previously Disclosed, Presidio hereby represents and warrants to HCC as follows:

Section 3.01    Organization; Qualification and Subsidiaries.

(a)    Corporate Organization. Presidio is a corporation and a California state-chartered bank duly organized, validly existing in good standing under the laws of California. Presidio is authorized by the DBO according to the CFC and to the DBO rules and regulations to conduct a commercial banking business in California. Presidio has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. The deposits of Presidio are insured up to the applicable limits through the Deposit Insurance Fund (“DIF”) as administered by the Federal Deposit Insurance Corporation (“FDIC”) to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of Presidio, has any such termination or revocation been threatened. Presidio is a member bank in good standing of the Federal Home Loan Bank of San Francisco. Presidio is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified, would not reasonably be expected, individually or in the aggregate, to have a Presidio Material Adverse Effect.

(b)    Charter Documents. Presidio has delivered or made available to HCC a correct and complete copy of the Charter Documents of Presidio, as amended and currently in effect. Presidio is not in violation of any of the provisions of its Charter Documents.

(c)    Minute Books. The minute books of Presidio, in all material respects, contain accurate records of all meetings and accurately reflect all other material actions taken by the shareholders, the Presidio Board and all standing committees of the Presidio Board.

(d)    Subsidiaries. Presidio on and from the date of this Agreement through the Closing Date does not have and will not have directly or indirectly any Subsidiary. Presidio as of the date of this Agreement through the Closing Date does not have and will not have or own a beneficial interest in directly or indirectly any Equity Investment in any person, except (i) securities held in the investment portfolios of Presidio, (ii) Equity Interests held by Presidio in a fiduciary capacity and (iii) Equity Interests held in connection with the lending activities of Presidio, stock in the Federal Home Loan Bank and the Federal Reserve System to the extent required by applicable Law.

Section 3.02    Capital Structure.

(a)    Capital Stock. The authorized shares of stock of Presidio consist of 30,000,000 shares of Common Stock, no par value per share (“Presidio Common Stock”) and 10,000,000 shares of preferred stock, no par value per share (“Presidio Preferred Stock”). As of the date of this Agreement, (i) 6,322,914 shares of Presidio Common Stock are issued and outstanding, (ii) no shares of Presidio Preferred Stock are issued are outstanding, (iii) 526,237 shares of Presidio Common Stock have been reserved for issuance pursuant to the Presidio Equity Plans as to Presidio Stock Options and Restricted Stock Units outstanding as of the date of this Agreement, subject to adjustment on the terms set forth in Presidio Equity Plans and (iv) 229,461 shares of Presidio Common Stock have been reserved for future issuance pursuant to awards under Presidio Equity Plans not granted on the date of this Agreement. As of the date of this Agreement, Presidio had no other Presidio Common Stock, Presidio Preferred Stock or any other securities reserved for issuance or required to be reserved for issuance. All of the issued and outstanding shares of Presidio Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of or subject to any preemptive rights, Lien, voting restriction, purchase option, call option, right of first refusal, subscription agreement, or any other similar right, and were issued in compliance with applicable Law. Except for the Presidio Stock-Based Rights set forth on Section 3.02(c) of the Presidio Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Presidio. All rights, terms and preferences of and any antitakeover provision applicable to the Presidio Common Stock are set forth in the Charter Documents of Presidio or the applicable provisions of California law.

(b)    Voting Securities. Presidio does not have any authorized, issued or outstanding bonds, debentures, notes, or other indebtedness which the holders thereof have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Presidio may vote.

(c)    Presidio Stock-Based Rights. Section 3.02(c) of the Presidio Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of each Presidio Stock Option, Restricted Stock Unit, and award of restricted shares of Presidio Common Stock (each, a “Presidio Stock-Based Right”), setting forth as to each such Presidio Stock-Based Right, (i) the name of the holder, (ii) the plan under which such Presidio Stock-Based Right was granted, if any, (iii) the number of shares of Presidio Common Stock subject to such Presidio Stock-Based Right, (iv) the per-share price at which such Presidio Stock-Based Right may be exercised or the shares of Presidio Common Stock subject to such Presidio Stock-Based Right that were issued, (v) the grant and expiration dates and (vi) the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following consummation of the Merger (whether alone or upon the occurrence of any additional or subsequent events).

Each grant of a Presidio Stock-Based Right was made under the terms of the applicable Presidio Equity Plan and applicable Law, and was properly accounted for according to GAAP in the financial statements of Presidio. Each Presidio Stock Option has been granted with a per share exercise at least equal to the fair market value of the underlying stock on the date the option was granted within the meaning of Section 409A of the Code and associated Treasury Department guidance. Each Presidio Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code has been structured to so qualify. Each grant of a Presidio Stock Option was duly authorized no later than the date on which the grant of such Presidio Stock Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Presidio Board (or a duly constituted and authorized committee thereof), and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto. Presidio has not granted and there has not been any Presidio policy or practice to grant any Presidio Stock Option before, or otherwise coordinated the grant of Presidio Stock Options with, the release or other public announcement of material information regarding Presidio or its financial results or prospects. The treatment of the Presidio Stock Options provided for under this Agreement is consistent in all material respects with and not in violation of any document or agreement pertaining to a Presidio Stock Option, the Presidio Equity Plans or applicable Law. Since December 31, 2018 through the date of this Agreement, Presidio has not accelerated the vesting or lapsing of restrictions as to any Presidio Stock-Based Right or adopted or amended any Presidio Equity Plan. All shares of Presidio Common Stock subject to issuance pursuant to a Presidio Stock-Based Right will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, and nonassessable.

(d)    Contracts. Presidio does not have any Contracts (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Presidio or any equity security of Presidio or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Presidio or (ii) pursuant to which Presidio is or could be required to register shares of Presidio capital stock or other securities under the Securities Act. Except for the Voting and Support Agreements, there are no voting trusts, proxy, rights agreement, “poison pill” antitakeover plan or other Contract to which Presidio or, to the knowledge of Presidio, any of its officers or directors, is a party as to any equity security of any class of Presidio.

(e)    Debt. Except for the Subordinated Notes, Presidio has not issued and does not have any outstanding any bonds, debentures, notes, trust preferred securities or other similar obligations. Each of the Subordinated Notes is valid and in full force and effect, and is enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). Presidio has not violated, breached, or committed any default under terms of the Subordinated Notes. No event has occurred and no circumstance exists, that (with or without notice or lapse of time) has or would reasonably be expected to (i) result in a violation or breach of any of the provisions of Subordinated Notes, (ii) give any person the right to declare a default or exercise any remedy under the Subordinated Notes, or (iii) give any person the right to accelerate the maturity of the Subordinated Notes. All principal and interest payments due under the terms of the Subordinated Notes are current.

Section 3.03    Authority; Non-contravention; Governmental Consents.

(a)    Authority. Presidio has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate the transactions contemplated under this Agreement. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated under this Agreement (collectively, the “Contemplated Transactions”) have been duly and validly approved by the Board of Directors of Presidio (the “Presidio Board”). The Presidio Board at a meeting duly called and held has determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of the Presidio shareholders and resolved to recommend that the holders of the Presidio Common Stock vote for approval and adoption of this Agreement and the Contemplated Transactions, including the Merger. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Presidio Common Stock (the “Requisite Presidio Vote”), no further corporate proceedings on the part of the Presidio (except for matters as to the setting the day, time and related date of the Presidio Meeting or other matters specifically required by this Agreement) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Presidio and (assuming due authorization, execution and delivery by HCC and HBC of this Agreement), this Agreement constitutes a valid and binding obligation of Presidio, enforceable against Presidio under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). All corporate proceedings on the part of Presidio necessary to consummate the Contemplated Transactions will have been taken before the Effective Time.

(b)    Non-Contravention. The execution, delivery and performance of this Agreement and consummation of the Merger and the other Contemplated Transactions by Presidio, will not (i) violate any provision of the Charter Documents of Presidio or (ii) assuming that the consents, approvals and filings referred to in Section 3.03(c) are obtained or made, (A) violate in any material respect any Law applicable to Presidio or any of its properties or assets or (B)constitute or result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except Permitted Liens) upon any of the properties or assets of Presidio under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, Presidio Material Contract or other instrument or obligation to which Presidio is a party, or by which it or any of its properties, assets or business activities may be bound, except with respect to clause (ii)(B) for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have a Presidio Material Adverse Effect.

(c)    Regulatory Filings and Approvals. Except for (i) the filing of any required applications, filings or notices with, and approvals, non-objections or waivers by, the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC and the DBO, (ii) compliance by HCC with any applicable requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and the Securities Act of 1933, as amended (“Securities Act”), including the filing with the Securities and Exchange Commission (“SEC”) and declaration of effectiveness of a registration statement on Form S-4 under the Securities Act, (iii) filing by HCC for approval of the listing on the NASDAQ Global Market (“NASDAQ”) of the HCC Common Stock to be issued in connection with the Merger and the delisting of Presidio Common Stock on the OTC Bulletin Board – Pink, (iv) the Requisite Presidio Vote, (v) the Requisite HCC Vote, (vi) the filing of the Merger Agreement pursuant to the CGCL and CFC and (vii) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement (if required), no consents or approvals of or filings or registrations with any Governmental Entity, are necessary in connection with (A) the execution and delivery by Presidio of this Agreement or (B) the consummation by Presidio of the Merger and the other Contemplated Transactions or (C) the execution and delivery by Presidio of the Agreement and consummation of the Merger.

Section 3.04    Financial Statements; Reports; Internal Controls.

(a)    Financial Statements. Presidio has furnished to HCC correct and complete copies of (i) the consolidated audited balance sheets of Presidio as of December 31, 2016, 2017 and 2018, and the related consolidated audited statements of income, shareholders’ equity and cash flows for the years ended December 31, 2016, 2017 and 2018 (including any related notes and schedules thereto and the signed, unqualified opinion of Crowe LLP, its independent auditor) (“Presidio Audited Financial Statements”), (ii) an unaudited consolidated balance sheet of Presidio as of March 31, 2019, and the related unaudited consolidated statement of income for the period ended March 31, 2019 (the “Presidio Interim Financial Statements”), and (iii) the Call Report (including the financial statements therein) filed by Presidio for the periods ended December 31, 2018 and March 31, 2019. The Presidio Audited Financial Statements, the Presidio Interim Financial Statements, the financial statements contained in the Call Reports filed by Presidio for the periods ended December 31, 2018 and March 31, 2019 and any other Call Report filed by Presidio after the date of this Agreement, and the Monthly Financial Statements to be delivered by Presidio to HCC under Section 5.08(d) are referred to in this Agreement individually, as a “Presidio Financial Statement” and, collectively, as the “Presidio Financial Statements”. Presidio has also made available to HCC true and correct copies of each management letter or other letter delivered to Presidio by Crowe LLP in connection with the Presidio Audited Financial Statements or relating to any review of the internal controls of Presidio since December 31, 2015. The Presidio Financial Statements (i) have been or will be prepared according to GAAP or applicable regulatory accounting principles or banking regulations consistently applied, applied on a consistent basis throughout the periods involved, subject in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP (the effect of which will not, individually or in the aggregate, be material) and complied in all material respects with applicable accounting requirements, (ii) fairly presented in all material respects the financial position of Presidio at the respective dates thereof and the results of Presidio’s operations and, to the extent applicable, cash flows for the periods indicated therein, subject in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and (iii) are consistent with the books and records of Presidio in all material respects.

(b)    Reports and Assessments. Since December 31, 2015, Presidio has timely filed (or furnished, as applicable) all reports, statements and certifications, together with any amendments required to be made with respect thereto (“Presidio Reports”), that it was required to file (or furnish, as applicable) with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by it since December 31, 2015, including any report or statement required to be filed pursuant to applicable Law, or any Regulatory Agency or other Governmental Entity. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement as to reports and documents filed before the date of this Agreement), each of the Presidio Reports (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law. All fees and assessments due and payable in connection with the Presidio Reports have been paid. There are no material violations or exceptions in any Presidio Report that are unresolved as of the date of this Agreement.

(c)    Books and Records.

(i)    Presidio’s books and records have been properly and accurately maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(ii)    Presidio’s stock transfer books and Presidio’s register of Presidio Stock Options, true and complete copies of which have been provided to HCC, are maintained according to applicable Law and, to Presidio’s knowledge, accurately reflect the holders of Presidio Common Stock and Presidio Stock Options, respectively, as of the date of this Agreement.

(iii)    The records, systems, controls, data and information of Presidio are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Presidio or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls.

(iv)    Presidio utilizes investment, securities, risk management and other policies, practices and procedures that Presidio believes to its knowledge are commercially reasonable in the context of its business, and Presidio has been in compliance in all material respects with such policies, practices and procedures.

(d)    Internal Controls.

(i)    Presidio has disclosed based on its most recent evaluation prior to the date of this Agreement and to the knowledge of Presidio, to Presidio auditors and the audit committee of the Presidio Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Presidio’s ability to record, process, summarize and report financial data and has identified for the Presidio’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Presidio’s internal controls.

(ii)    Presidio has implemented and maintains internal controls over financial reporting that are effective in providing reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes according to GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Presidio, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements according to GAAP, (C) provide reasonable assurance that receipts and expenditures of Presidio are being made only according to authorizations of management and directors of Presidio and (D) provide reasonable assurance for the prevention or timely detection of unauthorized acquisition, use or disposition of Presidio’s assets that could have a material effect on its financial statements. Since December 31, 2015, Presidio has not experienced or effected any material change in internal control over financial reporting except as required by applicable Law.

(iii)    To the knowledge of Presidio, since December 31, 2015 (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to materially adversely affect Presidio’s ability to record, process, summarize and report financial information and (B) there has not been any fraud whether or not material that involves management or other employees who have a significant role in Presidio’s internal control over financial reporting.

(e)    Allowance for Loan Losses. Since December 31, 2015, all allowances for loan and lease losses (“ALLL”) of Presidio, including any reserves for unfunded commitments, have been, and as of the Effective Time will be, made in compliance with applicable Law and Presidio’s methodology for determining the adequacy of its allowance for losses and the standards established by the Financial Accounting Standards Board. Presidio has not been notified by any Governmental Entity or by Presidio’s independent auditor, in writing or otherwise, that (i) such allowances are inadequate, (ii) the practices and policies of Presidio in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements or (iii) such allowances are inadequate or inconsistent with the historical loss experience of Presidio.

(f)    Off-balance Sheet Arrangements. Presidio is not a party to, and does not have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Presidio, on the one hand, and any unconsolidated Affiliate), including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off balance sheet arrangements” (for reference, as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving material liabilities of Presidio in the Presidio Financial Statements, the Closing Financial Statements, or the Presidio Reports.

(g)    Undisclosed Liabilities. Except for (i) liabilities set forth on Presidio Interim Financial Statements, (ii) liabilities and expenses incurred in connection with the Contemplated Transactions and (iii) liabilities incurred since the date of the Presidio Interim Financial Statements in the ordinary course of business, Presidio does not have any liabilities, which were required to be reflected on the Presidio Interim Financial Statements under GAAP if it had existed on the date of the Presidio Interim Financial Statements.

(h)    Accounting and Auditing Practices. Since December 31, 2015, Presidio, nor, to the knowledge of Presidio, any director, officer, employee, auditor, accountant or representative of Presidio, has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Presidio or its internal accounting controls, including any written complaint, allegation, assertion or claim that Presidio, or any of its directors, officers or employees, has engaged in questionable accounting or auditing practices or fraudulent practices.

(i)    Current Expected Credit Loss. Presidio and its management have commenced a commercially reasonable program for implementation of the Current Expected Credit Loss (“CECL”) model.

Section 3.05    Absence of Certain Changes or Events.

(a)    Ordinary Course of Business. Since December 31, 2018, (i) Presidio has conducted business in the ordinary course of business and (ii) no event has occurred or circumstances exists, that individually or in the aggregate, has had or would reasonably be expected to result in a Presidio Material Adverse Effect.

(b)    No Changes or Events. Since December 31, 2018 through the date of this Agreement, Presidio has not engaged in any of the following:

(i)    incurred any obligation or liability, except deposits taken, Federal funds purchased and Federal Home Loan Bank, Federal Reserve Bank and correspondent bank borrowings and current liabilities for trade or business obligations, none of which, individually or in the aggregate, were material to the financial condition of Presidio;

(ii)    declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(iii)    issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof (except for the issuance of stock options and restricted stock under the Presidio Equity Plans in the ordinary course of business);

(iv)    acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (A) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (B) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

(v)    mortgaged, pledged or subjected to a Lien or restriction any of its property, business or assets, tangible or intangible, other than assets pledged to the San Francisco Federal Home Loan Bank in the ordinary course of business;

(vi)    sold, transferred, leased to, others or otherwise disposed of any of its assets or canceled or compromised any debt or claim, or waived or released any right or claim outside the ordinary course of business;

(vii)    terminated, canceled or surrendered, or received any notice or threat of termination or cancellation of any Presidio Material Contract;

(viii)    made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of their directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any plan, arrangement, program or agreement that would constitute a Presidio Employer Plan, except periodic increases consistent with past practices, as disclosed in the Presidio Disclosure Schedule, specifically permitted by this Agreement or which do not exceed, for any individual, more than $5,000;

(ix)    made any capital expenditures in excess of an aggregate of $100,000;

(x)    instituted, had instituted against them, settled or agreed to settle any Legal Action relating to their property other than routine collection suits instituted to collect amounts owed or suits in which the amount in controversy is less than $100,000;

(xi)    experienced any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Presidio whether or not covered by insurance;

(xii)    except for the transactions contemplated by this Agreement or as otherwise permitted under this Agreement, entered into any transaction, or entered into, modified or amended any Presidio Material Contract;

(xiii)    made any change in any accounting methods, principles or material practices except as required by GAAP; or

(xiv)    entered into a Contract to do any of the foregoing.

Section 3.06    Taxes.

(a)    Tax Returns. Presidio has duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required to be filed by or as to Presidio with the appropriate taxing authority and all such Tax Returns are true, complete and accurate in all material respects. Presidio is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)    Liability for Taxes. All Taxes of Presidio (whether or not shown on any tax return) have been timely paid, except for Taxes that are both being contested in good faith and adequately reserved against and included as an identifiable tax liability (according to GAAP) on the Presidio Financial Statements. Presidio does not have any liability for taxes in excess of the amount reserved or provided for in the Financial Statements (but excluding, for this purpose only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(c)    Availability of Tax Returns. Presidio has made available to HCC for any Tax period ending after December 31, 2013 (i) complete and accurate copies of all federal, state, local and foreign income, franchise and other Tax Returns filed by or on behalf of Presidio and (ii) any audit report issued relating to any Taxes due from or as to Presidio as to its income, assets or operations.

(d)    Withholding. All Taxes required to be withheld, collected or deposited by or as to Presidio have been timely withheld, collected or deposited, as applicable, and if required by applicable Law, have been paid to the relevant Governmental Entity. Presidio has complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including as to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(e)    Tax Reporting. Presidio has disclosed on its federal income tax returns and state income tax returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code or any similar provision under applicable state tax law.

(f)    Liens. There are no Liens for Taxes as to any of the assets of Presidio, except for statutory Liens for Taxes not yet due and payable.

(g)    Tax Deficiencies and Audits. Any deficiency for any Taxes which has been proposed, asserted or assessed in writing against Presidio has been resolved. No waiver or extension is in effect relating to the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax as to Presidio. Presidio is not contesting any Tax liability. To the knowledge of Presidio, no Tax Return of Presidio is under audit or examination by any Governmental Entity. No written or, to the knowledge of Presidio, unwritten notice of such an audit or examination by any Governmental Entity has been received by Presidio. Any assessments for Taxes due as to any completed and settled examinations or any concluded litigation have been fully paid. Since December 31, 2013, Presidio has not amended any Tax Return or entered into any settlement or compromise of any Tax. No Legal Action is pending, ongoing or being conducted or, to the knowledge of Presidio, threatened, as to any Taxes of Presidio.

(h)    Tax Jurisdictions. No written or, to the knowledge of Presidio, unwritten notice of claim has been made by any Governmental Entity in a jurisdiction where Presidio does not file Tax Returns that Presidio is or may be subject to Tax in that jurisdiction.

(i)    Tax Rulings. For any Tax period ending after December 31, 2013, Presidio has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Governmental Entity as to any Taxes, and no such request pending.

(j)    Consolidated Groups, Transferee Liability and Tax Agreements. Presidio is not and has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a consolidated, unitary or combined Tax group filing, consolidated or combined Tax Returns (other than, in each case, an affiliated, consolidated, unitary or combined group of which Presidio is the common parent) or otherwise has any liability for the Taxes of any person (other than as to itself) as a transferee or successor or by Contract. Presidio (i) does not have any liability for Taxes of any person (other than Presidio) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law) as a transferee or successor by Contract or otherwise and (ii) is not a party to or bound by or has any liability under any Tax sharing, allocation or indemnification Contract as to Taxes (including any advance pricing agreement, closing agreement or other Contract) relating to Taxes.

(k)    Change in Accounting Method. Presidio has not (i) agreed to make, nor is it required to make, any adjustment under Section 481(a) of the Code or any comparable Tax Law because a change in accounting method and the IRS has not initiated or proposed any such adjustment or change in accounting method or (ii) made any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the business or operations of Presidio.

(l)    Post-Closing Tax Items. Presidio will not be required to include any material item of income in or exclude any material item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any comparable or provision of Tax Law) executed on or before the Closing Date, (ii) installment sale or open transaction disposition made on or before the Closing Date, (iii) prepaid amount received on or before the Closing Date, (iv) item having been reported on the complete contract method of accounting or the percentage of completion method of accounting, (v) election under Section 108(i) of the Code or (vi) other action taken before the Closing Date. Presidio is not currently receiving any Tax benefit, credit, or other favorable tax treatment that will not, to Presidio’s knowledge, be extended and available to the Surviving Corporation after the Closing Date.

(m)    Section 355. Presidio has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock under Section 355 of the Code (i) within the two-year period ending before the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Code) in connection with the Contemplated Transactions.

(n)    Reportable Transactions. Presidio has not been a party to or a promoter of a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(o)    Listed Transactions. Presidio has not engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(p)    Real Estate Holding Company. Presidio has not been a United States real property holding corporation within the meaning of the Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(q)    Loss Carryforwards. Presidio does not have any United States federal and state net operating and capital loss carryforwards for Presidio (including any limitations of such net operating or capital loss carryforwards under Sections 382, 383 or 384 of the Code and related Treasury Regulations), as of December 31, 2018.

(r)    Power of Attorney. Presidio has not granted any power of attorney which will remain in force after the Closing as to any Tax or Tax Return.

(s)    Qualifying Reorganization. Presidio has not taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(t)    Financial Statements. The unpaid Taxes of Presidio (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences) set forth on the face of the balance sheet in the Presidio Interim Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Presidio in filing its Tax Returns. Since the date of the Presidio Interim Financial Statements, Presidio has not incurred any liability for Taxes arising from any extraordinary gains and losses, as that term is used in GAAP, outside the ordinary course of business.

Section 3.07    Governmental Authorizations. Presidio holds all material Governmental Authorizations and has made all material filings, applications, notices and registrations with any applicable Governmental Entity required for the lawful conduct of its business as presently conducted or the ownership or use of its properties, rights, assets, and deposits under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). Presidio is in compliance in all material respects with the terms of all Governmental Authorizations. Presidio has not received any written notice or other written communication from any Governmental Entity regarding any failure to comply with any Governmental Authorization. No material Governmental Authorization is subject to a suspension or cancellation.

Section 3.08    Compliance with Law.

(a)    Compliance. Since December 31, 2015, Presidio has complied in all material respects with, and is not in material violation of (i) any applicable Law, including all Laws as to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of

Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all legal requirements relating to the origination, sale and servicing of loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Presidio has not received any written notice or other written communication from any Governmental Entity asserting that Presidio is not in compliance with any Law which such Governmental Entity enforces (excluding comments resulting from routine regulatory examinations that have subsequently been resolved to the satisfaction of the applicable Governmental Entity), and to the knowledge of Presidio, no grounds for the foregoing exist. No matter described in Section 3.08(a) of the Presidio Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

(b)    Unfair and Deceptive Actions. Presidio has not engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, and there are no allegations, claims or disputes to which Presidio is a party that allege, or to the knowledge of Presidio, no person has threatened or threatens to allege, that Presidio has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law.

(c)    Bank Secrecy Act; Anti-Money Laundering. Since December 31, 2015, to the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any Order issued as to anti-money laundering by OFAC, or any other applicable anti-money laundering Law or the provisions of the Bank Secrecy Act/anti-money laundering program adopted by Presidio. The Presidio Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that also satisfies the applicable requirements of the USA PATRIOT Act and the regulations thereunder, and Presidio has not received written notice or other written communication from any Governmental Entity that such program has been deemed ineffective in meeting the requirements of the such Laws. Presidio has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(d)    Privacy of Customer Information. To the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by Presidio. To the knowledge of Presidio, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Presidio to undertake any remedial action. No claims are pending and, to the knowledge of Presidio, no claims have been asserted or threatened against Presidio or are likely to be asserted or threatened against Presidio by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. As to all personal information described in this Section 3.08(d), Presidio has taken all steps reasonably necessary (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to in this Section 3.08(d).

(e)    Foreign Activities.

(i)    Presidio has not and to the knowledge of Presidio, none of its directors, officers, agents, employees or any other persons acting on its behalf, has (A) violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (B) made or provided, or caused to be made or provided, directly or indirectly any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision in violation of applicable Law, (C) paid, accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the business conducted by Presidio in violation of applicable Law, (D) violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (E) become subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(ii)    Presidio has not and to the knowledge of Presidio, none of its directors, officers, agents, employees, Affiliates or any other persons on its behalf, is (A) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity as to (1) Cuba, Iran, North Korea, Sudan, Syria or the Crimea region of Ukraine claimed by Russia (the “Sanctioned Countries”), (2) the government of any Sanctioned Country, (3) any person located or a resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (4) any person made subject of any sanctions administered or enforced by the United States Government, including, OFAC’s list of Specially Designated Nationals, or by the United Nations Security Council, the European Union, the United Kingdom’s Office of Financial Sanctions Implementation (Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions”), (B) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (C) is a person currently the subject of any Sanctions or (D) located, organized or resident in any Sanctioned Country.

(f)    Investment Services. Presidio does not provide investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs that would require Presidio to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Presidio is not (or is required to be) registered as a broker-dealer, a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under applicable Law.

(g)    Cannabis. To the knowledge of Presidio, Presidio does not accept deposits from, has not originated any Loan to and does not otherwise transact business with any person engaged in the manufacture, production, distribution, sale, or other dispensation of cannabis. To the knowledge of Presidio, no borrower under any Loan (i) is engaged in the manufacture, production, distribution, sale or other dispensation of cannabis or (ii) leases any assets to any person engaged in the manufacture, production, distribution or dispensation of cannabis. To the knowledge of Presidio, Presidio has timely and properly filed all mandatory Suspicious Activity Reports as to cannabis and has complied with applicable guidance as to cannabis banking from any Governmental Entity.

(h)    Bulletin Board. Presidio is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of FINRA as to the quotation of the Presidio Common Stock on the OTC Bulletin Board—Pink.

(i)    Well-Capitalized. As December 31, 2018 and March 31, 2019, Presidio was “well-capitalized” (as that term is defined in the relevant FRB regulations).

(j)    Community Reinvestment Act. Presidio is in material compliance with the applicable provisions of the Community Reinvestment Act of 1977 (“CRA”) and the regulations promulgated thereunder. Presidio has not received a CRA rating of less than “satisfactory” in any of its three most recently completed exams. Presidio has no knowledge that Presidio’s compliance under the CRA would constitute grounds for either the denial by any Governmental Entity of any application to consummate the Contemplated Transactions or the imposition of a Burdensome Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in Presidio having its current rating lowered. Presidio (i) is not subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Entity or any other persons (including any third party group representing community interests) regarding or otherwise relating to Presidio’s policies, practices or relations with customers, vendors or clients or any other CRA-related matter (each, a “CRA Agreement”) and (ii) has not been advised since December 31, 2015, by any Governmental Entity or other persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such CRA Agreement. Presidio is in compliance with each CRA Agreement to which it is party or subject, and Presidio has not received any written notice from any Governmental Entity or other persons indicating that Presidio is not in compliance with any such CRA Agreement. There is no unresolved violation, criticism, claim, liability or exception by any Governmental Entity as to any CRA Agreement. Presidio has not received any written notice or other written communication from any third-party group representing community interests raising concerns or objections as to its policies, practices or relations with customers, vendors or clients, or the Contemplated Transactions.

(k)    Fiduciary Accounts. Since December 31, 2015, Presidio has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, under the terms of the governing documents and applicable Law. Neither Presidio, nor to the knowledge of Presidio, any director, officer or employee of Presidio, has committed any breach of trust or fiduciary duty as to any such fiduciary account, and the accountings for each such fiduciary account are correct and complete and accurately reflect the assets of such fiduciary account.

Section 3.09    Regulatory Matters. Neither Presidio nor any of its properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business, imposes any requirements or procedures, or in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business. Presidio has not received at any time since December 31, 2015, any written notice or other written communication whether from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of Presidio, no Governmental Entity has initiated since December 31, 2015, or has pending any Legal Action before, or, to the knowledge of Presidio, any inquiry, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of Presidio, or to the knowledge of Presidio, threatened any of the foregoing. There is no material unresolved violation, criticism or exception by any Governmental Entity as to any report or statement relating to any examination of Presidio. Presidio has not been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months. No matter described in Section 3.09 of the Presidio Disclosure Schedule has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

Section 3.10    Litigation. Presidio is not a party to any Legal Action, nor, to the knowledge of Presidio, is any Legal Action threatened against Presidio or any of its properties or assets (or for which Presidio is obligated to indemnify a third party) or, to its knowledge, against any executive officer or director of Presidio in their capacities in those positions. To the knowledge of Presidio, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against Presidio. No matter described in Section 3.10 of the Presidio Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, a Presidio Material Adverse Effect.

Section 3.11    Trust Administration. Presidio does not presently exercise trust powers, including trust administration, and has not exercised such trust powers before the date of this Agreement. The term “trusts” includes (a) any and all common law or other trusts between an individual, corporation or other entities and Presidio, as trustee or co-trustee, including, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures, (b) any and all decedents’ estates where Presidio is serving or has served as a co-executor or sole executor, personal representative or administrator or in any similar fiduciary capacity, (c) any and all guardianships, conservatorships or similar positions where Presidio is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity and (d) any and all agency or custodial accounts or similar arrangements, including plan administrator for employee benefit accounts, under which Presidio is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

Section 3.12    Employee Benefit Plans.

(a)    Schedule. Section 3.12(a) of the Presidio Disclosure Schedule sets forth a complete and correct list, of each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, supplemental executive retirement, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, retention, change of control, split dollar insurance or supplemental life insurance benefits, death, disability or medical benefits or other employee benefits or remuneration of any kind, in each case whether written or unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by Presidio or any Presidio ERISA Affiliate for the benefit of any current or former employee, independent contractor, consultant or director of Presidio (each, a “Presidio Employee”), or as to which Presidio has or may have any liability (each a “Presidio Employee Plan” and collectively, the “Presidio Employee Plans”). Presidio does not have any commitment to create any additional Presidio Employee Plan or to materially modify, change or renew any existing Presidio Employee Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof.

(b)    Documents. Presidio has made available to HCC correct and complete copies (or, if a plan is not written, a written description) of all Presidio Employee Plans and amendments thereto, and, to the extent applicable (i) all related trust agreements, funding arrangements and insurance contracts, (ii) the three most recent annual reports (Form 5500), together with all schedules, as required, filed with the IRS or Department of Labor (the “DOL”), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA as to each Presidio Employee Plan, (iii) for each Presidio Employee Plan which is a “top-hat” plan, a copy of filings with the DOL, (iv) the most recent determination letter or sponsor opinion letter issued by the IRS for each Presidio Employee Plan that is intended to be “qualified” under Section 401(a) of the Code, (v) the most recent summary plan description and any summary of material modifications, as required, for each Presidio Employee Plan, (vi) the most recent actuarial report, if any, relating to each Presidio Employee Plan, (vii) the most recent actuarial valuation, study or estimate, if any, of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan, and (viii) the most recent summary annual report for each Presidio Employee Plan required to provide summary annual reports by Section 104 of ERISA.

(c)    Presidio Employee Plan Compliance. Each Presidio Employee Plan has been established, administered, and maintained in all material respects under its terms and the provisions of all documents, contracts or agreements pursuant to which such Presidio Employee Plan is maintained and is in material compliance with applicable Law, including ERISA and the Code. Each Presidio Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is the subject of a favorable opinion letter from the IRS and, as of the date of this Agreement, no such determination or opinion letter has been revoked nor, to the knowledge of Presidio, has any such revocation been threatened, and to the knowledge of Presidio, as of the date of this Agreement, no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code. Presidio, has timely made all material contributions and other material payments required by and due under the terms of each Presidio Employee Plan and applicable Law, and all benefits accrued under any unfunded Presidio Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by GAAP. Except to the extent limited by applicable Law, each Presidio Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms without material liability to HCC, the Surviving Corporation, or Presidio (other than ordinary administration expenses and as to accrued and supplemental benefits provided thereunder). No Legal Actions are pending or, to the knowledge of Presidio, threatened against Presidio as to any Presidio Employee Plan (in each case, other than routine claims for benefits). No matter is pending before the IRS, DOL or other

Governmental Entity as to any Presidio Employee Plan. No Presidio Employee Plan or related trust is the subject of an audit, investigation or examination by a Governmental Entity. Presidio has not engaged in a transaction that is reasonably likely to subject Presidio or any Subsidiary to a Tax or penalty imposed by either Section 4975 or 4976 of the Code or Section 502(i) or 502(l) of ERISA. Presidio has not incurred or reasonably expects to incur directly or indirectly any material liability under Title I or Title IV of ERISA, or related provisions of the Code or any other applicable Law relating to employee benefit plans.

(d)    Certain Presidio Employee Plans. As to each Presidio Employee Plan (i) no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code, and neither Presidio nor any Presidio ERISA Affiliate has at any time contributed to or had any liability or obligation as to any such multiemployer plan or multiple employer plan, (ii) no Legal Action has been initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan and (iii) no “reportable event” as defined in Section 4043 of ERISA has occurred as to any such plan. No liability under Title IV of ERISA has been or is expected to be incurred by Presidio as to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Presidio or any Presidio ERISA Affiliate. All contributions required to be made and premiums required to be paid under the terms of any Presidio Employee Plan have been timely made. No Presidio Employee Plan that is a single-employer plan of Presidio has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no such Presidio Employee Plan has an outstanding funding waiver. Each Presidio Employee Plan that is a single-employer plan has satisfied the requirements of Section 436 and Section 401(a)(29) of the Code, if applicable, and no lien has been imposed on Presidio under Section 430(k) of the Code. No Presidio Employee Plan is or has been funded by associated with or as to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)    Post-Employment Obligations. Except as set forth on Section 3.12(e) of the Presidio Disclosure Schedule, (i) no Presidio Employee Plan provides post-termination or retiree welfare benefits to any Presidio Employee or other person (including health insurance, disability insurance or death benefits) (“Retiree Welfare Benefits”) for any reason, except as may be required by COBRA or other applicable Law, and (ii) Presidio does not have any liability (or made any representations to any Presidio Employee) to provide post-termination or Retiree Welfare Benefits to any Presidio Employee or other person, except to the extent required by COBRA or other applicable Law.

(f)    Audits. No Presidio Employee Plan has within the three years before the date of this Agreement, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.

(g)    Section 409A Compliance. Each Presidio Employee Plan that is subject to Section 409A of the Code has been operated in compliance in all material respects with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(h)    Health Care Compliance. Presidio has and is in compliance with the applicable requirements of COBRA or any similar state statute as to each Presidio Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute. No event or condition exists as to a Presidio Employee Plan that could subject Presidio to a material tax under Section 4980B of the Code, 4980D of the Code, or 4980H of the Code.

(i)    Effect of Transaction. Except as set forth in Section 3.12(i) of the Presidio Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions, will (either alone or upon the occurrence of any additional or subsequent events) (i) entitle any Presidio Employee to severance pay or any other payment, (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual, (iii) limit or restrict the right of Presidio to merge, amend or terminate any Presidio Employee Plan, (iv) increase the amount payable or result in any other material obligation pursuant to any Presidio Employee Plan, or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.13    Labor and Employment Matters.

(a)    Employees. Section 3.13(a) of the Presidio Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list, of the name of each employee, job description, job location, title, current annual base salary, other compensation and wage and hour exemption status of Presidio and a summary of all Contracts or commitments by Presidio to increase the compensation or to modify the conditions or terms of employment. All persons who have been treated as independent contractors by Presidio for tax purposes have met the criteria to be so treated under applicable Law. No executive or group of employees has informed Presidio of his, her or their intent to terminate employment with Presidio. Presidio has previously furnished to HCC true and complete copies of all offer letters, employment agreements, or any other Contract, commitment, obligation or liability on the part of Presidio as to employee salary, bonus, other compensation or benefits, including any retention or stay bonus or minimum bonus guaranties.

(b)    Labor Organizations. Presidio is not a party to any collective bargaining or other labor union contract applicable to any person employed by Presidio (each a “Presidio Collective Bargaining Agreement”) and, to the knowledge of Presidio, no labor union, or other collective bargaining representative represents any person employed by Presidio. No Presidio Collective Bargaining Agreement is being negotiated by Presidio. There is no pending, or to the knowledge of Presidio, threatened strike, work stoppage, or other material labor dispute against Presidio and no such disputes have occurred within the past three years. To the knowledge of Presidio, no labor union or labor organization is organizing or seeking to organize any employees of Presidio and no such organizing activities have occurred within the past three years.

(c)    Compliance. Presidio has complied and is in compliance in all material respects with all applicable Laws relating to labor, employment, termination of employment or similar matters, including Laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any unfair labor practices or similar unlawful employment practices. There are no complaints or Legal Actions pending or, to the knowledge of Presidio, threatened against Presidio brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any applicable Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Presidio is not a party to or otherwise bound by any Order with or citation by any Governmental Entity relating to employees or employment practices.

(d)    Agreements and Trade Secrets. To the knowledge of Presidio, no employee of Presidio is a party to or is otherwise bound by any Contract, including any confidentiality, non-competition, or proprietary rights agreement, between such person and any other person that would reasonably be expected to prohibit the performance by such person of his or her duties for or on behalf of Presidio; or adversely affect the ability of Presidio to conduct its business as presently conducted. No person has claimed, or to the knowledge of Presidio, no employee or former employee of Presidio (i) is in violation of any material term of any employment agreement, confidentiality agreement, non-competition agreement or any restrictive covenant with such person, (ii) has disclosed or utilized any trade secret, confidential or proprietary information or documentation belonging to such person in connection with employment with Presidio or (iii) has interfered in the employment relationship with such person and any of its present or former employees in violation of any Law or Contract between such person and the applicable employee.

(e)    Facility Closings. Presidio is in compliance with all notice and other requirements under the WARN Act, and any other similar applicable Law as to facility closings and layoffs.

(f)    Policies. Presidio has made available to HCC a copy of all material written policies and procedures relating to the employees of Presidio.

Section 3.14    Environmental Matters.

(a)    Compliance. Presidio and any property which Presidio leases, and to the knowledge of Presidio, any Loan Property are in compliance in all material respects with all Environmental Laws.

(b)    Authorizations. Presidio possesses and has obtained and is in material compliance with all Governmental Authorizations required under applicable Environmental Laws for the operation of its businesses or the occupation of its facilities as currently conducted and occupied.

(c)    Notifications. Presidio has not received any written notice or written communication or report from any Governmental Entity alleging any violation of or liability under any applicable Environmental Law other than those that have been fully and finally resolved with no future or continuing obligations.

(d)    Legal Actions; Orders. No Legal Action is pending against Presidio or, to the knowledge of Presidio, pending against any Loan Property or threatened against Presidio or any Loan Property under applicable Environmental Laws or seeking to impose any material financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance (whether or not occurring at or on a site owned, leased or operated by Presidio) under applicable Environmental Laws. Neither Presidio nor, to the knowledge of Presidio, any Loan Property is subject to any Order or Contract by or with any Governmental Entity or third party imposing any liability or obligation as to resolve any Legal Actions of the foregoing nature. To the knowledge of Presidio, there is no reasonable basis for and no event has occurred or circumstances exist that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as the basis for, constitute or result in, any such material Legal Action or result in any material restrictions on the ownership, use, or transfer of any property which Presidio leases pursuant to any applicable Environmental Law, or materially adversely affect the value of any Presidio Loan Property or property of which Presidio leases.

(e)    Contamination. To the knowledge of Presidio, during the period of Presidio’s ownership or operation of any of property which Presidio leases or Presidio’s participation in the management of any Loan Property, there has been no contamination by or release of Hazardous Substances affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws or not requiring remediation under applicable Environmental Laws. To the knowledge of Presidio, before the period of Presidio’s ownership or operation of any of the current properties which it leases, or Presidio participation in the management of any Loan Property, no contamination by or release of Hazardous Substances has occurred affecting such properties (including soil, ground water or surface water on, or under the properties, and buildings thereon) other than in amounts permitted under applicable Environmental Laws or not requiring remediation under applicable Environmental Laws. To the knowledge of Presidio, Presidio has not received any written notice alleging and Presidio has not incurred liability under applicable Environmental Laws arising from any Hazardous Substance disposal at any off-site third party property.

(f)    Storage Tanks. To the knowledge of Presidio, there are no underground storage tanks on, in or under any of the properties operated by Presidio or any Loan Property which are releasing any Hazardous Substances and no underground storage tanks have been closed or removed from any such properties or Loan Property except in compliance in all material respects with applicable Environmental Laws.

(g)    Reports. To the knowledge of Presidio, Presidio has provided to HCC all material reports, assessments, audits, citations, notices, surveys, studies and investigations in the possession, custody or control of Presidio concerning compliance with or liability or obligation under Environmental Laws or the release or threatened release of Hazardous Substances, including those concerning any property in which Presidio leases, or any Loan Property. To the knowledge of Presidio, there has been no written environmental site assessment assessing the presence, potential presence, release or threatened release of Hazardous Substances located on, under or affecting any property owned or leased or, to Presidio’s knowledge, any Loan Property that is within the possession or control of Presidio as of the date of this Agreement, which has not been delivered to HCC before the date of this Agreement.

Section 3.15    Loan Portfolio.

(a)    Section 3.15 of the Presidio Disclosure Schedule sets forth a complete and correct list of (i) each Loan of Presidio that as of March 31, 2019, (a) contractually past due ninety (90) days or more in the payment of principal or interest, (b) on non-accrual status, (c) classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Presidio, or any Governmental Entity, (d) for which a reasonable doubt exists as to the timely future collectability of principal or interest, whether or not interest is still accruing or the Loans are less than 90 days past due, (e) where the interest rate terms have been reduced or the maturity dates have been extended after the Loan Documentation under which the Loan was originally advanced due to concerns regarding the borrower’s ability to pay according to such initial terms, (f) for which a specific reserve allocation exists in connection therewith or (h) was required to be accounted for as a troubled debt restructuring according to ASC 310-40 and (ii) each asset of Presidio that as of March 31, 2019, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. Section 3.15 of the Presidio Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each Loan identified pursuant to this Section 3.15(a) as of March 31, 2019.

(b)    Each Loan of Presidio (i) arose in the ordinary course of business, (ii) is evidenced by Loan Documentation that is correct and complete in all material respects and (iii) to Presidio’s knowledge, represents the legal, valid and binding obligation of the maker, co-maker, guarantor, endorser or debtor (such persons referred to as an “Obligor”) thereunder and is enforceable against the Obligor named therein, except as such enforcement may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law). The Loan Documentation for each outstanding Loan was in compliance in all material respects with applicable Law or governmental programs at the time of origination or purchase by Presidio. For the purposes of this Agreement, “Loan Documentation” means all Loan files and all documents included in Presidio’s file or imaging system for a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment and deposit verifications), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, inter-creditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

(c)    Each outstanding Loan (including Loans held for resale to investors) of Presidio has been solicited and originated or purchased and is and has been administered and serviced (to the extent administered and serviced by Presidio), and during the period of time in which such Loan was originated, held or serviced by Presidio, the relevant Loan Documentation was maintained in all material respects under Presidio’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and is in material compliance with applicable Law or governmental programs. All such Loans are, and at the Effective Time, will be free and clear of any Lien (except Loans pledged in the ordinary course of business to secure obligations of Presidio and Permitted Liens) and contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for practical realization against any collateral therefor. No claims of defense as to the enforcement of any Loan have been asserted against Presidio for, to the knowledge of Presidio, which there is a reasonable possibility of a material adverse determination, and to the knowledge of Presidio there are no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination. No Loans are presently serviced by third parties, and there is no obligation on the part of Presidio which could result in any Loan becoming subject to any third party servicing. There are no oral modifications or amendments or additional Loan Documentation as to the Loans that are not reflected in the Presidio records. To the knowledge of Presidio, no claim of defense as to the enforcement of any Loan has been asserted, and there are no acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense.

(d)    For each secured Loan of Presidio, Presidio has a valid, perfected and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by applicable bankruptcy, insolvency, moratorium or similar Law affecting the enforcement of creditors’ rights generally, and subject to general principals of equity (whether considered in a proceeding whether in equity or at law)).

(e)    None of the Contracts pursuant to which Presidio has sold or is servicing Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, or entitle the buyer of such Loans or pool of Loans or participation in Loans or pools of Loans or any other person to pursue any other form of recourse against Presidio. There has not been any written claim made by any such buyer or other person for repurchase or other similar form of recourse against Presidio.

(f)    Section 3.15(f) of the Presidio Disclosure Schedule sets forth a complete and correct list of Loans as of the date of this Agreement by Presidio to directors, officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Presidio. There are no employee, officer, director or other Affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance in all material respects with applicable Law.

(g)    Section 3.15(g) of the Presidio Disclosure Schedule sets forth a list of all Loans (i) providing for a below-market rate of interest or below-market fees or other “teaser” rates or fees or their equivalents, (ii) as to which Presidio has waived its right to collect interest or (iii) providing for an interest rate that is not consistent with Presidio’s written policies for Loan pricing in effect as of the date of this Agreement.

(h)    Presidio is not now, nor has it ever been since December 31, 2015, subject to any fine, suspension, settlement or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans or Loans guaranteed by any Governmental Entity.

(i)    Since December 31, 2015, Presidio has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated by Presidio satisfied in all material respects (i) all applicable Laws for the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, as applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval, (ii) the responsibilities and obligations relating to such mortgage loans set forth in any agreement or understanding between Presidio and any Governmental Entity, loan investor or insurer, (iii) the applicable Laws, guidelines, procedures, handbooks and other requirements of any Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents for each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(j)    Since December 31, 2015, Presidio has not engaged in, nor, to the knowledge of Presidio, no third-party vendors (including outside law firms and other third-party foreclosure services providers) used by Presidio has engaged in, directly or indirectly (i) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding regulatory agreement or (ii) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(k)    Since December 31, 2015, Presidio has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(l)    All guarantees of indebtedness owed to Presidio, including the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable according to its terms.

(m)    The information for each Loan set forth in the Automated Loan Examination Review Tool (ALERT) produced by Presidio from its management information systems regarding the Loans and delivered to HCC before the date of this Agreement (the “Loan Data”), and, to the knowledge of Presidio, any third-party information set forth in the Loan Data is complete and correct in all material respects as of the dates specified therein.

Section 3.16    Investment Portfolio. Presidio has good title to all Investment Securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien (other than Permitted Liens), except (a) as set forth in the Presidio Financial Statements or (b) to the extent such securities are pledged in the ordinary course of business to secure obligations of Presidio. All Investment Securities are valued on the books of Presidio according to GAAP (including regulatory accounting principles) in all material respects. Presidio employs investment, securities, risk management and other policies, practices and procedures that are reasonable in the context of its business, and Presidio has since December 31, 2015, been in material compliance with such policies, practices and procedures. Except for restrictions that exist for securities that are classified as “held to maturity”, none of the Investment Securities held by Presidio is subject to any restriction (contractual or statutory) that would materially impair the ability of Presidio to freely dispose of such investment at any time.

Section 3.17    Derivatives. Presidio is not a party to nor has Presidio agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other Contract (whether or not included on the balance sheet) that is a derivative Contract or a Contract whose effect is similar to a derivative Contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” (each, a “Derivative Contract”). All Derivative Contracts, whether entered into for the account of Presidio or for the account of a customer of Presidio, were entered into in the ordinary course of business and in accordance with applicable Law and other policies, practices, and procedures employed by Presidio is, as applicable and with counterparties believed to be financially responsible at the time. The financial position of Presidio under or as to each such Derivative Contract has been reflected in all material respects in the books and records of Presidio according to GAAP.

Section 3.18    Deposits.

(a)    The deposits held by Presidio have been solicited, originated and administered in accordance with the terms of its governing documents and applicable Law, in each case, in all material respects. Presidio has the right to assign to HBC under the Merger all of the deposits held by Presidio at the Closing without the requirement to obtain any consent from depositors or any other third parties other than any Governmental Entity whose approval is required for the Merger as set forth in this Agreement. To the knowledge of Presidio, there are no deposits held by Presidio that are subject to any Order, other than customary garnishments, levies and orders affecting depositors generally.

(b)    The interest and any other credits and amounts have been accrued on the deposits of Presidio according to GAAP (including regulatory accounting principles) and applicable Law and in each case in all material respects. Presidio’s records accurately reflect such accrual of interest, credits or other amounts in the ordinary course of its business relating to such deposits. Presidio has complied in all material respects with applicable Law regarding taxpayer identification number certification, interest information reporting, and backup withholding of interest payable on all deposits held by Presidio. Except for any deposits securing a Loan or as otherwise disclosed in the Presidio Disclosure Schedule, to the knowledge of Presidio, no deposits held by Presidio have been pledged to any other person or are subject to any claims that are superior to the rights of person(s) shown on the records of Presidio as the owner(s) of such deposits, other than claims against such owners such as state and federal tax liens, garnishments, and other judgment claims that have matured or may mature into claims against the respective deposits. None of the deposits held by Presidio is a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

(c)    Presidio has provided HCC with forms of all deposit agreements of Presidio and all such forms contain all material terms of the relevant deposit accounts. Each of the agreements relating to deposits of Presidio is valid, binding and enforceable against Presidio and, to the knowledge of Presidio, each other party thereto, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding in equity or at law).

Section 3.19    Properties.

(a)    Schedule. Section 3.19(a) of the Presidio Disclosure Schedule sets forth a correct and complete list of all Leased Real Property of Presidio.

(b)    Title and Use. Presidio has a good and marketable leasehold estate in and to the Leased Real Property free and clear of all Liens, except for Permitted Liens. Except as set forth on Section 3.19(b) of the Presidio Disclosure Schedule, Presidio does not own any real property or “other real estate owned” (“OREO”). As of the date of this Agreement, Presidio is not in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business, any real property, in whole or in part.

(c)    Leased Real Property. Presidio has the right to occupy, use, and possess the Leased Real Property, and is in sole possession of the properties purported to be leased thereunder, subject to the terms of the Real Property Leases. Presidio has the benefit of a non-disturbance agreement from the holder or beneficiary of any mortgage, deed of trust or other security instrument that provides that Presidio’s use and enjoyment of any Leased Real Property will not be disturbed as a result of the landlord’s default under any such mortgage, deed of trust or other security instrument. No person other than Presidio has (or will have, at Closing) any right to use or occupy any portion of the Leased Real Property. Presidio has not received any notice that the owner of the Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Leased Real Property or the rents due thereunder. All rents, deposits and additional rents due pursuant to the Real Property Leases have been paid in full and no security deposit or portion thereof has been applied as to a breach or default under the Real Property Leases that has not been re-deposited in full.

(d)    Condition. The Leased Real Property, including all buildings, structures, fixtures and appurtenances comprising part of the Leased Real Property and all systems located thereon (including, without limitation, the mechanical, electrical and HVAC systems) are, to the knowledge of Presidio, in good operating condition and have been maintained in the ordinary course of business, reasonable wear and tear excepted, and are, in all material respects, adequate and sufficient for the purposes to which they are used in the conduct of the business of Presidio. Presidio does not use in its business any real property other than the Leased Real Property.

(e)    Compliance. To the knowledge of Presidio, each Leased Real Property (i) complies in all material respects with applicable Law, including all laws, regulations, ordinances, or Orders relating to zoning, building and use permits, the Americans with Disabilities Act of 1990, as amended (the “ADA”), the Occupational Health and Safety Act of 1970 (“OSHA”) and all similarly intended state and local laws and (ii) under applicable zoning ordinances, may be used for the purposes for which it currently is used as a matter of right rather than by grant of variance or as a conditional or nonconforming use. Presidio has not received any written notice or written communication from any Governmental Entity of any violations of, any claims made or threatened regarding material noncompliance with, or any Legal Action instituted or threatened regarding material noncompliance with, the ADA, OSHA or any similarly intended applicable Law. Presidio has accrued all expenses necessary to comply with any ADA or OSHA requirements on its Interim Financial Statements.

(f)    Governmental Actions. No Leased Real Property has been condemned or otherwise taken by any Governmental Entity and, to the knowledge of Presidio, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might adversely affect its use or value for the purposes now made of it. To the knowledge of Presidio, no Leased Real Property is subject to any current interests of third parties or other restrictions or limitations that would materially impair or be materially inconsistent with the current use of such property by Presidio.

(g)    Branches. Except as set forth on Section 3.19(g) of the Presidio Disclosure Schedule, Presidio has not applied for or received permission to open any additional branch or operate at any other location.

(h)    Personal Property. Presidio has good, valid and marketable title to, or a valid leasehold interest in, all of the material tangible personal property or assets of Presidio used in the conduct of its business (including, without limitation, trade fixtures, shelving, furniture, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies), excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of Presidio, free and clear of all Liens other than Permitted Liens. All material items of equipment and other tangible assets owned by or leased to Presidio are sufficient for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), and are sufficient for the conduct of the business of Presidio in the manner in which such business is currently being conducted. Presidio does not own or lease any automatic teller machines.

Section 3.20    Intellectual Property.

(a)    Presidio Owned IP. Section 3.20(a) of the Presidio Disclosure Schedule sets forth a complete and correct list of all registrations and applications for Presidio Owned IP, and for each of the foregoing, the official registration or application number, the legal owner, the jurisdiction in which such Intellectual Property subsists, has been issued or registered or in which any application for such issuance and registration has been filed.

(b)    Right to Use; Title. Presidio owns all right, title, and interest in or has the valid right to use all of the Presidio IP, free and clear of all Liens other than Permitted Liens. Presidio is the sole and exclusive beneficial owner, and, as to applications and registrations, record owners, of all the Presidio Owned IP. There are no obligations or covenants to, or restrictions from any other persons affecting the use, enforcement, transfer, or licensing of the Presidio Owned IP by Presidio. Presidio IP constitute all the Intellectual Property necessary to conduct the businesses of Presidio. The Presidio Owned IP and, to the knowledge of Presidio, the Presidio Licensed IP, is valid, subsisting, and enforceable. None of Presidio IP is being licensed, enforced, or otherwise used in a manner that would reasonably be expected to result in the loss of such Presidio IP (including allowing to lapse, abandonment, cancellation of such Intellectual Property).

(c)    Non-Infringement. The use by Presidio of any Presidio IP and the conduct of its businesses does not infringe, misappropriate, or otherwise violate any rights of any person, and no proceeding is pending or, to the knowledge of Presidio, has been threatened or asserted against Presidio with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Presidio IP. Presidio has not infringed, misappropriated, or otherwise violated any Intellectual Property of any third party. To the knowledge of Presidio, no person is infringing, misappropriating, or otherwise violating any rights of Presidio in or to any Presidio IP. No Legal Action is pending or has been threatened or asserted by Presidio against any person with regard to the ownership, use, infringement, misappropriation, violation, validity, or enforceability of any Presidio IP.

(d)    Protection of Trade Secrets. Presidio has taken commercially reasonable actions to protect the confidentiality of their Presidio IP and Trade Secrets and other confidential information including by maintaining appropriate confidentiality policies and agreements. All material use, disclosure or appropriation of Presidio IP and Trade Secrets owned by Presidio by or to a third party has been pursuant to the terms of an agreement or other legal obligation between Presidio and such third party pursuant to which the third party undertakes to protect and not disclose such Trade Secrets. Neither Presidio, nor to the knowledge of Presidio, any person under the control of Presidio has breached any confidentiality policy or agreement that such person is subject to, and, to the knowledge of Presidio, no other party to any such confidentiality agreement is in material breach thereof.

(e)    No Adverse Effect. The consummation of the Contemplated Transactions and compliance by Presidio with the provisions of this Agreement will not result in the termination, cancellation, loss, or impairment of, nor require the payment of additional amounts or the consent of any person, or result in the creation of any Lien (except Permitted Liens) in or upon, any Presidio IP.

Section 3.21    Information Technology.

(a)    IT Systems. All IT Systems have been properly maintained by technically competent personnel in all material respects, according to standards set by the manufacturers or otherwise according to standards prudent in the industry, to ensure proper operation, monitoring and use. Presidio has reasonable disaster recovery plans, procedures and facilities for its business and has taken reasonable steps to safeguard the IT Systems. The IT Systems are in good working condition to effectively perform all information technology operations necessary to the business of Presidio according to its documentation and functional specifications and otherwise as required by Presidio for its business as presently conducted. Presidio has not experienced within the past three (3) years any material disruption to or interruption in its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems. Presidio has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to or material interruption in the conduct of its business. The IT Systems are in material compliance with regulatory standards and guidelines as required by applicable Law. Presidio is not in breach of any Contract as to any IT Systems. To the knowledge of Presidio, no person has gained unauthorized access to the IT Systems.

(b)    Security and Privacy. To the knowledge of Presidio, there do not exist any facts or circumstances that would cause Presidio to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by Presidio. To the knowledge of Presidio, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Presidio to undertake any remedial action. No written claims are pending and, to the knowledge of Presidio, no written claim has been asserted or threatened against Presidio and no basis exists for the assertion against Presidio by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. The consummation of the Contemplated Transactions will not breach or otherwise cause any violation of any such Laws, policies or procedures. As to all personal information described in this Section 3.21(b), Presidio has taken commercially reasonable steps (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent with such Laws, rules, policies or procedures. To the knowledge of Presidio, there has been no unauthorized access to or other misuse of that information.

Section 3.22    Material Contracts.

(a)    Material Contracts. For purposes of this Agreement, “Presidio Material Contract” shall mean the following to which Presidio is a party or any of its assets are bound:

(i)    any employment Contract providing an annual base salary or wage rate and target cash bonus opportunity of more than $100,000 or consulting Contract with a natural person providing consulting fees of more than $100,000 per annum, in either case which cannot be terminated without penalty on no more than 30 days’ notice;

(ii)    any Contract pursuant to which Presidio is or may become obligated to make any retirement, severance, termination, bonus or similar payment to any current or former officer, director or employee;

(iii)    any Contract (A) containing covenants binding upon Presidio that restricts the ability of Presidio (or which, following the consummation of the Merger, would restrict the ability of Presidio or the Surviving Corporation) to compete in any business or geographic area or which grant “most favored nation” status that, following the Merger, would apply to the Surviving Corporation, (B) that could require the disposition of any material assets or line of business of Presidio or, after the Effective Time, the Surviving Corporation, or (C) that prohibits or limits the right of Presidio to sell or distribute any material products or services;

(iv)    any lease of personal property providing for annual lease payments in excess of $100,000 per annum or aggregate payments over the remaining term of the lease in excess of $100,000;

(v)    any Contract (A) involving capital expenditures or capital asset purchases or capital asset sales in excess of $100,000 or (B) involving any expenditures or commitments to purchase information technology in excess of $100,000;

(vi)    any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar Contract as to any interest of Presidio (other than as mortgagor or pledgor in the ordinary course of its banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of business) in personal property having a value of $100,000 or more;

(vii)    other than the Subordinated Notes, any Contract relating to any direct or indirect indebtedness for borrowed money of Presidio (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit, but excluding deposits received in the ordinary course of business);

(viii)    any Contract for the sale of any property or assets in which Presidio has an ownership interest or for the grant of any preferential right to purchase any such property or asset that involves the payment of more than $100,000 per annum;

(ix)    any Contract providing a guarantee or indemnification of any person by Presidio, except for Contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(x)    any Real Property Lease;

(xi)    any Contract of any outstanding participation with any other bank in any loan entered into by Presidio in excess of $100,000, or any sales of assets of Presidio with recourse of any kind to Presidio, or any Contract providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(xii)    any Contract for data processing, software programming and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payments of $100,000 or more by Presidio;

(xiii)    any License Agreement that involves payment of more than $100,000 per annum;

(xiv)    any Derivatives Contract;

(xv)    any supply, maintenance or landscape Contract not terminable by Presidio without penalty on 30 days or less notice and which provides for payments in excess of $100,000 per annum;

(xvi)    any advertising, brokerage, licensing, dealership representative or agency relationship Contract which provides for payments in excess of $100,000;

(xvii)    any Contract which involves future payments of $100,000 or more that may not be cancelled by Presidio (or, following the consummation of the Merger, HCC or the Surviving Corporation) on 30 days or less notice and without payment of a penalty or termination fee (assuming such Contract was terminated on the Closing Date);

(xviii)    any Contract containing any standstill or similar agreement pursuant to which Presidio has agreed not to acquire assets or securities of another person;

(xix)    any Contract that is entered into, or has been entered into in the two years prior to the date of this Agreement, with (A) any Affiliate of Presidio, (B) any current or former director or officer or any person beneficially owning five percent (5%) or more of the outstanding shares of the capital stock of Presidio or (C) any “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of a person identified in clauses (A) or (B) of this subsection other than in each case loan or deposit relationships entered into in the ordinary course of business;

(xx)     any Contract that would prevent, materially delay or materially impede Presidio’s ability to consummate the Merger or other Contemplated Transactions;

(xxi)    any Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Presidio could be required to purchase or sell, as applicable, any equity interests of any person or assets;

(xxii)    any Contract which relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(xxiii)    any Contract that involves performance of services or delivery of goods or materials to, or expenditures by, the Presidio of an amount or value in excess of $100,000 over its remaining term, other than loans, funding arrangements, OREO-related arrangements and other transactions made in the ordinary course of business;

(xxiv)    any Contract providing for the indemnification of any officer or director; or

(xxv)    any other Contract under which Presidio is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xxiii) above.

(b)    Schedule of Material Contracts. Section 3.22(b) of the Presidio Disclosure Schedule sets forth a complete and correct list of all Presidio Material Contracts. Presidio has made available to HCC correct and complete copies of all Presidio Material Contracts, including any amendments, modifications, supplements, waivers and side letters thereof.

(c)    Enforceability; No Breach. Each Presidio Material Contract is valid and in full force and effect, and is enforceable under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). Presidio has not violated or breached in any material respect or committed any material default under any Presidio Material Contract. To the knowledge of Presidio, no other person has violated or breached in any material respect, or committed any material default under, any Presidio Material Contract. To the knowledge of Presidio, no event has occurred and no circumstance exists, that (with or without notice or lapse of time) has or would reasonably be expected to (i) result in a violation or breach in any material respect of any of the provisions of any Presidio Material Contract, (ii) give any person the right to declare a default or accelerate the payment or performance under any Presidio Material Contract, or (iii) give any person the right to cancel, terminate, or modify in any material respect any Presidio Material Contract. Presidio has not received any written notice or other written communication regarding any actual or possible material violation or breach of or default under any Presidio Material Contract. No party to any Presidio Material Contract will have the right to terminate any or all of the provisions of any such Presidio Material Contract as a result of this Agreement or the Contemplated Transactions.

Section 3.23    Insurance. Presidio has in effect policies of insurance underwritten by insurers of recognized financial responsibility as to their assets and business against such casualties and contingencies and in such types and in the amounts (with deductibles as are customary for companies in the same or similar businesses) that Presidio reasonably believes are adequate for its business, operations, properties and assets, and is sufficient for compliance with all material requirements of any Governmental Entity or Contracts to which Presidio is a party (with deductibles as are customary for companies in the same or similar businesses). Presidio has made available to HCC copies of all policies of insurance and bonds carried and owned by Presidio as of the date of this Agreement, which copies are complete and accurate (collectively, “Presidio Insurance Policies”) and all written correspondence relating to any material claims made since December 31, 2015). All of Presidio Insurance Policies are in full force and effect, and the premiums due and payable thereon have been or will be timely paid through the Closing Date. There is no material breach or default (and no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute such a material breach or default) by Presidio under any of Presidio Insurance Policies or, to the knowledge of Presidio, by any other party to Presidio Insurance Policies. Presidio has not received any written notice of cancellation or non-renewal of any Presidio Insurance Policy nor, to the knowledge of Presidio, has the termination of any such policies been threatened.

Section 3.24    Governmental Approvals and Other Conditions. Presidio has not taken nor intends to take any action, nor does Presidio have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of Presidio, no event has occurred and no circumstances exists related to Presidio that is or are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not to be granted, (b) cause such Governmental Entity approvals would to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement or (c) make any of the conditions precedent to the obligations of Presidio to consummate the Contemplated Transactions unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

Section 3.25    Opinion of Financial Advisor. The Presidio Board has received the verbal opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), to be confirmed in writing as of the date of this Agreement, to the effect that, as of such date, and based on the assumptions, qualifications, and limitations contained therein, the Per Share Exchange Ratio to be received by the holders of Presidio Common Stock pursuant to the Merger is fair to such shareholders from a financial point of view.

Section 3.26    Brokers. Except for Sandler O’Neill, no broker, finder, investment banker, or other person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of Presidio. Presidio has heretofore made available to HCC copies of all Contracts between Presidio and Sandler O’Neill pursuant to which such firm would or may be entitled to any payment relating to the Contemplated Transactions.

Section 3.27    Presidio Information. The information provided by Presidio relating to Presidio that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities laws, any filing pursuant to the Securities Act or Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 3.27, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable.

Section 3.28    Regulatory Reports and Filings. The Presidio Reports required to be filed with any bank regulatory Governmental Entity through the Closing Date will comply in all material respects with the applicable Laws of such Governmental Entity with which it will be filed and none of the Presidio Reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Presidio (on a consolidated basis) will fairly present in all material respects the financial position of Presidio (on a consolidated basis), and will be prepared under GAAP and bank regulatory accounting rules. Notwithstanding anything to the contrary set forth in this Section 3.28, Presidio makes no representation or warranty as to any information supplied by HCC for inclusion in such reports.

Section 3.29    Related Party Transactions. No relationship direct or indirect exists between or among Presidio and its Affiliates, on the one hand, and any director, officer, or Affiliate of Presidio, on the other hand, which would be required by the Securities Act to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act (as if applicable to Presidio). No Affiliate of Presidio has any interest in any property or asset used in the conduct of the business of Presidio. Except for extensions of credit which comply with the provisions of Regulation O promulgated pursuant to the Federal Reserve Act, Presidio has not engaged in any transactions with Affiliates (other than with each other) within the meaning of Sections 23A and 23B of the Federal Reserve Act.

Section 3.30    Operating Losses. Section 3.30 of the Presidio Disclosure Schedule sets forth any Operating Loss that has occurred at Presidio during the period after December 31, 2016, to the date of this Agreement that exceeds $100,000. Except as set forth on Section 3.30 of the Presidio Disclosure Schedule, to the knowledge of Presidio, no event has occurred, and no action has been taken or omitted to be taken by any employee of Presidio that has resulted in the incurrence by Presidio of an Operating Loss or that might reasonably be expected to result in the incurrence by Presidio of an Operating Loss after the date of this Agreement, which, net of any insurance proceeds payable in respect thereof, exceeds, or would exceed $100,000 individually or when aggregated with all other Operating Losses, $250,000 during such period. For purposes of this Agreement, “Operating Loss” means any individual loss resulting from cash shortages, lost or incorrectly posted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines, civil money penalties, fines, litigation, claims, arbitration awards or other similar acts or occurrences.

Section 3.31    Takeover Laws. The Presidio Board has approved this Agreement and the Contemplated Transactions as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (such laws, collectively “Takeover Provisions”).

Section 3.32    Transaction Expenses. Section 3.32 of the Presidio Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement and as updated pursuant to Section 5.16 the reasonably anticipated Transaction Expenses.

Section 3.33    No Other Representations or Warranties. Except for the representations and warranties in this Article III, neither Presidio nor any other person makes any express or implied representation or warranty with respect to Presidio, or its business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Presidio hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Presidio in this Article III, neither Presidio nor any person makes or has made any representation to HCC or any of HCC’s Affiliates or representatives with respect to any oral or written information presented to HCC or any of HCC’s Affiliates or representatives in the course of their due diligence investigation of Presidio (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.    Presidio acknowledges and agrees that neither HCC nor HBC or any other person has made or is making any express or implied representation or warranty other than those contained in Article IV, and Presidio specifically disclaims reliance on any such other representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HCC

Except as Previously Disclosed, HCC hereby represents and warrants to Presidio as follows:

Section 4.01    Organization; Qualification; Subsidiaries.

(a)    HCC. HCC is a corporation duly organized, validly existing and in good standing under the laws of California, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). HCC has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. HCC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to have a HCC Material Adverse Effect. HCC owns, beneficially and of record, all of the issued and outstanding shares of capital stock of HBC free and clear of any Liens, and such shares are duly authorized, validly issued, fully paid and nonassessable.

(b)    HBC. HBC is a corporation and a California state-chartered bank duly organized, validly existing in good standing under the laws of California. HBC is authorized by the DBO according to the CFC to conduct a commercial banking business. HBC has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as is now being conducted. The deposits of HBC are insured up to the applicable limits (or fully insured if there is no limit) through the DIF as administered by FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid have been paid when due. No Legal Action for the termination or revocation of such insurance is pending, or to the knowledge of HCC, has any such termination or revocation been threatened. HBC is a member bank in good standing of the Federal Home Loan Bank of San Francisco. HBC is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected, individually or in the aggregate, to have a HCC Material Adverse Effect.

(c)    Subsidiaries. HCC has no Subsidiaries except for HBC, which is a wholly-owned subsidiary of HCC. HBC has no Subsidiaries, except for 150 Almaden Boulevard Investments LLC, a California limited liability company, and CSNK Working Capital Finance Corp., a California corporation (dba Bay View Funding) which are wholly-owned subsidiaries of HBC.

(d)    Charter Documents. HCC has delivered or made available to Presidio a correct and complete copy of the Charter Documents, as amended and currently in effect, of HCC and HBC. Neither HCC nor HBC is in violation of any of the provisions of its Charter Documents.

Section 4.02    Capitalization. The authorized capital stock of HCC consists of 60,000,000 shares of HCC common stock, no par value (“HCC Common Stock”) and 10,000,000 shares of preferred stock, no par value (“HCC Preferred Stock”). As of the date of this Agreement (a) 43,343,753 shares of HCC Common Stock are issued and outstanding (of which 120,300 shares are unvested restricted shares), (b) no shares of HCC Preferred Stock are issued and outstanding, (c) 1,505,514 shares of HCC Common Stock have been reserved pursuant to the HCC Equity Plans as to stock options outstanding on the date of this Agreement, subject to adjustment on the terms set forth in the HCC Equity Plans and (d) 1,172,592 shares of HCC Common Stock have been reserved for issuance pursuant to awards under the HCC Equity Plans, not granted on the date of this Agreement. Except for the stock options and restricted stock awards issued on the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of HCC. All of the issued and outstanding shares of HCC Common Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of or subject to preemptive rights, Lien, voting restriction, purchase option, call option, right of first refusal, subscription agreement or any other similar right and were issued in compliance with applicable Law. There are no voting trusts or other agreements or understandings to which HCC, any Subsidiary of HCC or, to the knowledge of HCC, any of their respective officers or directors, is a party with respect to the voting of any HCC Common Stock, HCC Preferred Stock, or other equity securities of HCC. The shares of HCC Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued at the Effective Time.

Section 4.03    Authority; Non-contravention; Governmental Consents.

(a)    Authority. Each of HCC and HBC has full corporate power and authority to execute and deliver this Agreement and the other agreements referred to in this Agreement to which it is or will be a party, and, subject to the receipt of regulatory and shareholder approvals, to perform its obligations and consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Merger and the other Contemplated Transactions have been duly and validly approved by the Board of Directors of HCC (the “HCC Board”) and the Board of Directors of HBC (the “HBC Board”). The HCC Board, at a meeting duly called and held, has determined that the Merger and the issuance of the HCC Common Stock to be issued in connection with the Merger on the terms and conditions set forth in this Agreement, is advisable and in the best interests of HCC and its shareholders and resolved to recommend that the holders of the HCC Common Stock vote for approval and adoption of this Agreement and the Contemplated Transactions, including the Merger. Except for the shareholder approval by the affirmative vote of the holders of a majority of shares of the outstanding shares of the HCC Common Stock (the “Requisite HCC Vote”) and the approval by HCC as the holder of all of the outstanding shares of common stock issued by HBC, no further corporate proceedings on the part of HCC or HBC (except for matters as to setting the date, time, place and record date for HCC Meeting or other matters specifically required by this Agreement) are necessary in order to authorize or approve this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each of HCC and HBC and (assuming due authorization, execution and delivery by Presidio) this Agreement constitutes a valid and binding obligation of each of HCC and HBC, enforceable against HCC and HBC under its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, moratorium, or other similar Law affecting the enforcement of creditors’ rights generally, and subject to general principles of equity (whether considered in a proceeding whether in equity or at law). All corporate proceedings on the part of HCC and HBC necessary to consummate the Contemplated Transactions will have been taken before the Effective Time.

(b)    Non-Contravention. The execution, delivery and performance of this Agreement, the consummation of the Merger and the other Contemplated Transactions by HCC and HBC, will not (i) violate any provision of the Charter Documents of HCC, HBC or any of their respective Subsidiaries or (ii) assuming that the consents, approvals, and filings referred to in Section 4.03(c) are obtained or made, (A) violate in any material respect any Law applicable to HCC, HBC or any of their respective Subsidiaries or any of their respective properties or assets or (B) constitute or result in a material breach of any provision of or the loss of any benefit under, constitute a material default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except Permitted Liens) upon any of the respective properties or assets of HCC, HBC or any of their respective Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, material contract or other instrument or obligation to which the HCC, HBC or their respective Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound, except with respect to clause (ii)(B) for any such violation, conflict, breach, default, termination, cancellation, acceleration or creation as would not reasonably be expected, individually or in the aggregate, to have an HCC Material Adverse Effect.

(c)    Regulatory Filings and Approvals. Except for (i) the filing of any required applications, filings or notices with, and approvals, non-objections or waivers by, the FRB, the FDIC and the DBO, (ii) compliance with any applicable requirements of the Exchange Act and Securities Act, including the filing with the SEC and declaration of effectiveness of the Registration Statement under the Securities Act, (iii) approval of the listing on NASDAQ of the HCC Common Stock to be issued in connection with the Merger, (iv) the Requisite Presidio Vote, (v) the HCC Requisite Vote, (vi) the HCC shareholder approval to increase the authorized shares of HCC Common Stock, (vii) the filing of the Agreement of Merger pursuant to the CGCL and CFC, and (viii) such filings and approvals as are required to be made or obtained under applicable state securities laws in connection with the issuance of the shares of HCC Common Stock pursuant to this Agreement (if required), no consents or approvals of or filings or registrations with any Governmental Entity, are necessary in connection with (A) the execution and delivery by HCC of this Agreement or (B) the consummation by HCC and HBC of the Merger and the other Contemplated Transactions.

Section 4.04    Reports; Financial Statements; Internal Controls.

(a)    Reports and Assessments. Since December 31, 2015, HCC and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registration statements, proxy statements, and other materials and certifications, together with any amendments required to be made with respect thereto (“HCC Reports”), that they were required to file (or furnish, as applicable) with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2015, including any report or statement required to be filed pursuant to applicable Law, or any Regulatory Agency or other Governmental Entity. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement as to reports and documents filed before the date of this Agreement), each HCC Report (including the financial statements, exhibits, and schedules thereto), complied in all material respects with applicable Law. All fees and assessments due and payable in connection with the HCC Reports have been paid. There are no material unresolved violations or exceptions in any HCC Report as of the date of this Agreement. HCC has made available to Presidio the Call Report (including the financial statements therein) filed by HBC for the periods ended December 31, 2018 and March 31, 2019.

(b)    SEC Reports. An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by HCC pursuant to the Securities Act or the Exchange Act since December 31, 2015 (the “SEC Reports”) is publicly available. No SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c)    NASDAQ. HCC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d)    Financial Statements. The financial statements of HCC and its Subsidiaries included (or incorporated by reference) in the SEC Reports (including the related notes, where applicable) (i) have been prepared from and are in accordance with the books and records of HCC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of HCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form as of their respective dates of filing with the SEC in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared according to GAAP, except as indicated in such statements or in the notes thereto. The books and records of HCC and its Subsidiaries have been, and are being, maintained in the ordinary course of business and in all material respects in accordance with GAAP any other applicable legal and accounting requirements.

(e)    Internal Controls.

(i)    HCC has disclosed, based on its most recent evaluation prior to the date of this Agreement and to the knowledge of HCC, to HCC auditors and the audit committee of the HCC Board (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect the HCC’s ability to record, process, summarize and report financial data and has identified for HCC’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the HCC’s internal controls.

(ii)    HCC has implemented and maintains internal controls over financial reporting that are effective in providing reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes according to GAAP and includes policies and procedures for its own purposes that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of HCC and its Subsidiaries, (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements according to GAAP, (C) provide reasonable assurance that receipts and expenditures of HCC and its Subsidiaries are being made only according to authorizations of management and directors of HCC and its Subsidiaries and (D) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of HCC assets that could have a material effect on its financial statements. Since December 31, 2015, HCC has not experienced or effected any material change in internal control over financial reporting except as required by applicable Law.

(iii) To the knowledge of HCC, since December 31, 2015, (A) there are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to materially adversely affect HCC’s ability to record, process, summarize and report financial information, and (B) there is no fraud whether or not material that involves management or other employees who have a significant role in HCC’s internal control over financial reporting.

(f)    Accounting and Auditing Practices. Since December 31, 2015, neither HCC nor any of its Subsidiaries, nor, to the knowledge of HCC, any director, officer, employee, auditor, accountant or representative of HCC or any of its Subsidiaries, has received any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of HCC or any of its Subsidiaries or its internal accounting controls, including any written complaint, allegation, assertion or claim that HCC or any of its Subsidiaries, or any of its directors, officers or employees, has engaged in questionable accounting or auditing practices or fraudulent practices.

Section 4.05    Taxes. HCC and each of its Subsidiaries have (a) filed all material Tax Returns that they are required to have filed, and all such Tax Returns are accurate, correct and complete in all material respects and (b) paid all material Taxes that they are required to have paid, other than Taxes currently payable without penalty or interest, or being contested in good faith by appropriate proceedings. HCC has not taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.06    Material Changes. Since the date of the latest audited financial statements included within the SEC Filings, except as disclosed in subsequent SEC Filings filed before the date of this Agreement, no event has occurred or circumstance arisen that has had or would be reasonably expected, individually or in the aggregate, to have a HCC Material Adverse Effect.

Section 4.07    Community Reinvestment Act. HBC is in compliance with the applicable provisions of the CRA and the regulations promulgated thereunder. HBC has not received a CRA rating of less than “satisfactory” in any of its three most recently completed exams. HCC has no knowledge that HBC’s compliance under the CRA would constitute grounds for either the denial by any Governmental Entity of any application to consummate the Contemplated Transactions or the imposition of a Burdensome Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances that would reasonably be expected to result in HBC having its current rating lowered. HBC (i) is not subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Entity or any other persons (including any third party group representing community interests) regarding or otherwise relating to HBC’s policies, practices or relations with customers, vendors or clients or any other CRA Agreement and (ii) has not been advised since December 31, 2015, by any Governmental Entity or other persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such CRA Agreement. HBC is in compliance with each CRA Agreement to which it is party or subject, and HBC has not received any written notice from any Governmental Entity or other persons indicating that HBC is not in compliance with any such CRA Agreement. There is no unresolved violation, criticism, claim, liability or exception by any Governmental Entity as to any CRA Agreement. HBC has not received any notice or other communication (whether (to its knowledge, oral) or written) from any third-party group representing community interests raising concerns or objections as to its policies, practices or relations with customers, vendors or clients, or the Contemplated Transactions.

Section 4.08    Litigation. Neither HCC nor any of its Subsidiaries is party to any Legal Action, nor, to the knowledge of the HCC, is any Legal Action threatened against HCC or any of its Subsidiaries or any of their respective properties or assets (or for which HCC or any of its Subsidiaries is obligated to indemnify a third party) or, to the knowledge of HCC, against any executive officer or director of HCC or any of its Subsidiaries in their capacities in those positions. To the knowledge of HCC, there is no reasonable basis for and no event has occurred or circumstance exists that (with or without notice or lapse of time or both) would reasonably be expected to give rise to or serve as a basis for, constitute or result in, any material Legal Action against HCC or any of its Subsidiaries. No matter described in Section 4.08 of the HCC Disclosure Schedule, individually or in the aggregate, had or would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.09    No Brokers; Fairness Opinion. Other than HCC’s engagement of D.A. Davidson, whose fees and costs will be borne by HCC, no action has been taken by HCC that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment as to the Contemplated Transactions. The HCC Board has received the verbal opinion of D.A. Davidson, to be confirmed in writing as of the date of this Agreement to the effect that, as of such date, and based on the assumptions, qualifications, and limitations contained therein, the Per Share Exchange Ratio to be received by the holders of Presidio Common Stock pursuant to the Merger is fair to the HCC shareholders from a financial point of view.

Section 4.10    HCC Information. The information provided by HCC relating to HCC and its Subsidiaries that is to be contained in the Registration Statement, the Joint Proxy Statement/Prospectus, any filings or approvals under applicable state securities Laws, any filing pursuant to the Securities Act or under the Exchange Act, or in any other document filed with any other Governmental Entity in connection with the matters set forth in this Section 4.10, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with the provisions of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other Laws, as applicable.

Section 4.11    Regulatory Reports and Filings. The HCC Reports and other filings and the reports and filings of its Subsidiaries required to be filed with any Governmental Entity through the Closing Date will comply in all material respects with the applicable Law of such Governmental Entity with which it will be filed and none of the reports or other filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of HCC and its Subsidiaries (or as on a consolidated basis) will fairly present in all material respects the financial position of HCC and its Subsidiaries (or as on a consolidated basis) and will be prepared according to GAAP. Notwithstanding anything to the contrary set forth in this Section 4.11, HCC makes no representation or warranty as to any information supplied by Presidio for inclusion in any such reports.

Section 4.12    Compliance with Laws.

(a)    Compliance. Since December 31, 2015, HCC and each of its Subsidiaries have complied in all material respects and are not in material violation of (i) any applicable Law, including all Laws as to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all legal requirements relating to the origination, sale and servicing of loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information. Neither HCC nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity asserting that it is not in compliance with any Law which such Governmental Entity enforces (excluding comments resulting from routine regulatory examinations that have subsequently been resolved to the satisfaction of the applicable Governmental Entity), and to the knowledge of HCC, no grounds for the foregoing exist. No matter described in Section 4.12(a) of the HCC Disclosure Schedule, has had or would reasonably be expected to have, individually or in the aggregate, an HCC Material Adverse Effect.

(b)    Unfair and Deceptive Actions. Neither HCC nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, and there are no allegations, claims or disputes to which HCC or any of its Subsidiaries is a party that allege, or to the knowledge of HCC, no person has threatened or threatens to allege, that HCC or any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law.

(c)    Bank Secrecy Act; Anti-Money Laundering. Since December 31, 2015, to the knowledge of HCC, there do not exist any facts or circumstances that would cause HCC or any of its Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any Order issued as to anti-money laundering by OFAC, or any other applicable anti-money laundering Law or the provisions of the Bank Secrecy Act/anti-money laundering program adopted by HCC or any of its Subsidiaries. The HBC Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that also satisfies the applicable requirements of the USA PATRIOT Act and the regulations thereunder, and none of HCC or any of its Subsidiaries has not received any written notice or other written communication from any Governmental Entity that such program has been deemed ineffective in meeting the requirements of the such Laws. HCC and each of its Subsidiaries has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(d)    Privacy of Customer Information. To the knowledge of HCC, there do not exist any facts or circumstances that would cause HCC or any of its Subsidiaries to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder and the provisions of the information security program adopted by HBC. To the knowledge of HCC, since December 31, 2015, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause HCC or any of its Subsidiaries to undertake any remedial action. No claims are pending and, to the knowledge of HCC, no claims have been asserted or threatened against HCC or any of its Subsidiaries or are likely to be asserted or threatened against HCC or any of its Subsidiaries by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. As to all personal information described in this Section 4.12(d) HCC and each of its Subsidiaries has taken all steps reasonably necessary (including implementing and monitoring compliance with measures as to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to in this Section 4.12(d).

(e)    Foreign Activities.

(i)    None of HCC or any of its Subsidiaries has, and to the knowledge of HCC, none of its or any of its Subsidiaries’ directors, officers, agents, employees or any other persons acting on its behalf has, (A) violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (B) made or provided, or caused to be made or provided, directly or indirectly any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision in violation of applicable Law, (C) paid, accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the business conducted by HCC or any of its Subsidiaries in violation of applicable Law, (D) violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (E) become subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(ii)    None of HCC or any of its Subsidiaries has, and to the knowledge of HCC, none of its or any of its Subsidiaries’ directors, officers, agents, employees, Affiliates or any other persons on its behalf, is (A) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity as to (1) the Sanctioned Countries, (2) the government of any Sanctioned Country, (3) any person located or a resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (4) any person made subject of any Sanctions, (B) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (C) is a person currently the subject of any Sanctions or (D) located, organized or resident in any Sanctioned Country.

(f)    Cannabis. To the knowledge of HCC, HBC does not accept deposits from, has not originated any Loan to and does not otherwise transact business with any person engaged in the manufacture, production, distribution, sale, or other dispensation of cannabis. To the knowledge of HCC, no borrower under any Loan (i) is engaged in the manufacture, production, distribution, sale or other dispensation of cannabis or (ii) leases any assets to any person engaged in the manufacture, production, distribution or dispensation of cannabis. To the knowledge of HCC, HBC has timely and properly filed all mandatory Suspicious Activity Reports as to cannabis and has complied with applicable guidance as to cannabis banking from any Governmental Entity.

(g)    Governmental Authorizations. HCC and each of its Subsidiaries hold all material Governmental Authorizations and have made all material filings, applications, notices and registrations with any applicable Governmental Entity required for the lawful conduct of its respective businesses as presently conducted or the ownership or use of its properties, rights, assets, and deposits under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith). HCC and each of its Subsidiaries is in compliance in all material respects with the terms of all Governmental Authorizations. Neither HCC nor any of its Subsidiaries has received any written notice or other written communication from any Governmental Entity regarding any failure to comply with any Governmental Authorization. No material Governmental Authorization is subject to a suspension or cancellation.

Section 4.13    Regulatory Matters. Neither HCC nor any of its Subsidiaries nor any of their respective properties is directly or indirectly a party or subject to any Order which restricts the conduct of its business, imposes any requirements or procedures, or in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business. None of HCC or any of its Subsidiaries has received at any time since December 31, 2015, any written notice or other written communication whether from any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Order. Except for normal examinations conducted by a Governmental Entity in the ordinary course of the business of HCC or any of its Subsidiaries, no Governmental Entity has initiated since December 31, 2015, or has pending any Legal Action before, or, to the knowledge of HCC, any inquiry, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of HCC or any of its Subsidiaries, or to the knowledge of HCC, threatened any of the foregoing. There is no material unresolved violation, criticism or exception by any Governmental Entity as to any report or statement relating to any examination of HCC or any of its Subsidiaries. Neither HCC or HBC has been informed that its status as “well-capitalized,” or “well managed” will change within the next 12 months. No matter described in Section 4.13 of the HCC Disclosure Schedule has had or would reasonably be expected to have, individually or in the aggregate, an HCC Material Adverse Effect.

Section 4.14    Governmental Approvals and Other Conditions. Neither HCC nor any of its Subsidiaries has taken or intend to take any action, nor does HCC have knowledge of any fact or circumstance that would materially impede or delay the consummation of the Contemplated Transactions, or the ability of the parties to obtain any approval of any Governmental Entity required for the Contemplated Transactions or to perform its covenants and agreements under this Agreement. To the knowledge of HCC, no event has occurred and no circumstances exists that are reasonably likely to (a) cause the approvals that are required to be obtained from any Governmental Entity having approval authority in connection with the Contemplated Transactions not be granted, (b) cause such Governmental Entity approvals to be subject to a condition which would differ from conditions customarily imposed by a Governmental Entity in orders approving acquisitions of the type contemplated by this Agreement or (c) make any of the conditions precedent to the obligations of HCC and its Subsidiaries to consummate the Contemplated Transactions unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions. Without limitation of the foregoing, HBC and HCC will be “well-capitalized” for regulatory purposes following consummation of the Contemplated Transaction, and to the knowledge of HCC, consummation of the Contemplated Transactions will not require HCC or HBC to raise capital or otherwise secure any financing commitments from any third-parties or require any financing contingencies.

Section 4.15    Labor. HCC and its Subsidiaries have complied and are in compliance in all material respects with applicable Law with respect to employment, termination of employment, and terms, practices, conditions and classification of employment (including applicable Law regarding family and medical leave, disability, labor relations, workers compensation, wage and hour requirements, immigration, discrimination, employee health and safety, employee scheduling, occupational safety and health and the WARN Act), and have not engaged in any unfair labor practices or similar prohibited practices that would reasonably be expected to have a HCC Material Adverse Effect.

Section 4.16    No Other Representations or Warranties. Except for the representations and warranties in this Article IV, neither HCC nor any other person makes any express or implied representation or warranty with respect to HCC, HBC, their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and HCC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by HCC in this Article IV, neither HCC nor any person makes or has made any representation to Presidio or any of Presidio’s Affiliates or representatives with respect to any oral or written information presented to Presidio or any of Presidio’s Affiliates or representatives in the course of their due diligence investigation of HCC, HBC or their respective subsidiaries (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby.    HCC and HBC acknowledge and agree that neither Presidio nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III, and HCC and HBC specifically disclaim reliance on any such other representations or warranties.

ARTICLE V

COVENANTS

Section 5.01    Operation of Presidio’s Business.

(a)    During the period from the date of this Agreement through the Effective Time or the earlier termination of this Agreement under Article VII (the “Pre-Closing Period”) (except with the prior written consent of HCC) Presidio shall (i) conduct its business in the ordinary course of business, (ii) comply in all material respects with applicable Law, (iii) perform its obligations in all material respects under the Presidio Material Contracts, (iv) use commercially reasonable efforts to preserve its business organization intact, keep available the services of their current officers and employees, and maintain their relations and goodwill with all suppliers, customers, depositors, borrowers, landlords, creditors, licensors, licensees, employees, and other persons having business relationships with Presidio, (v) maintain and keep its properties in as good repair and condition as presently maintained, except for obsolete properties and for deterioration due to ordinary wear and tear, (vi) maintain in full force and effect insurance comparable in amount and scope of coverage to that now presently maintained, (vii) maintain the ALLL according to past practices and methodologies and GAAP (providing however, that any changes in practices or methodology shall be attributable solely to changes in GAAP or as directed by a Governmental Entity), (viii) charge-off all Loans and other assets, or portions thereof, deemed uncollectible or classified as “loss” according to GAAP and applicable Law or as directed by a Governmental Entity, and (ix) maintain loan classification policies and procedures according to industry best practices consistent with past practice.

(b)    During the Pre-Closing Period (except with (i) the prior written consent of HCC (provided, however, that with respect to Section 5.01(b)(xvi), the provision of information to HCC related to the taking of such actions, but not the prior written consent, shall be required), (ii) as set forth in Section 5.01(b) of the Presidio Disclosure Schedule or (iii) as required by the terms of this Agreement), Presidio shall not:

(i)    (A) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock except pursuant to grants of Equity Securities outstanding as of the date hereof under the Presidio Equity Plans, (B) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become be subject to new grant except pursuant to grants of Equity Securities outstanding as of the date hereof under the Presidio Equity Plans, (C) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock or other securities or (D) take any action that would result in any change of any term (including any conversion price thereof) of any debt security of Presidio;

(ii)    declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock, or property) as to any capital stock or other equity or voting interests;

(iii)    amend or propose to amend its Charter Documents;

(iv)    permit the commencement of any construction of new structures or facilities upon, or purchase or lease or sublease any real property as to any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Presidio, including any branch, loan production office or other office or operations facility;

(v)    (A) acquire (other than by way of foreclosures of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, equity interests, deposits or properties of any other person, except in the ordinary course of business or (B) merge or consolidate Presidio with any other person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(vi)    make or commit to make any capital expenditures in excess of $100,000, or incur any obligations or liabilities in connection therewith other than maintenance expenditures in the ordinary course of business;

(vii)    sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales pursuant to Section 5.01(b)(xviii), which Section 5.01(b)(xviii) will exclusively govern such sales), except in the ordinary course of business and consistent with past practice;

(viii)    introduce any new marketing campaigns or any new sales compensation or incentive programs or arrangements;

(ix)    (A) incur or guarantee any indebtedness for borrowed money, other than in amounts and at maturities in the ordinary course of business or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than the endorsement of checks, commercial paper, bankers acceptances, bank drafts and the presentation of other items for collection in the ordinary course of business consistent with past practice);

(x)    enter into any Derivatives Contract or any structured finance transaction;

(xi)    (A) subject to Section 5.01(b)(xxv)(B) enter into any settlement, compromise or similar agreement as to any Legal Action to which Presidio is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or Legal Action that is settled in an amount and for consideration not in excess of $100,000 individually or $250,000 in the aggregate and that would not (1) impose any material restriction on the business of Presidio before the Effective Time or HCC and its Subsidiaries after the Effective Time or (2) create adverse precedent for claims that are reasonably likely to be material to HCC or its Subsidiaries after the Effective Time or (B) commence any Legal Action, except in the ordinary course of business;

(xii)    (A) enter into any new line of business or introduce any new products or services outside the ordinary course of business, (B) make any material change in any basic policies and practices as to pricing or risk profile of loans, deposits and services, liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Presidio’s business or operations, except as required by applicable Law or requested by any Governmental Entity, (C) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, including using reasonable efforts to avoid any material increase in the aggregate exposure to interest rate risk except in the ordinary course of business or (D) fail to follow existing policies or practices as to managing its exposure to interest rate and other risk except in the ordinary course of business;

(xiii)    materially change the composition of the Investment Securities in its securities portfolio, including any changes in the credit quality, the duration of the Investment Securities or the type of Investment Securities not consistent with past practices in the previous 12 months;

(xiv)    acquire or otherwise invest in or dispose of (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) any debt security, mortgage-backed or mortgage-related security or equity investment other than federal funds or United States Government securities, United States Government agency securities and U.S. Government sponsored agencies, except in the ordinary course of business;

(xv)    increase the rate of interest paid on interest-bearing deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices and otherwise consistent with general economic and competitive conditions in Presidio’s market areas or (B) solicit, accept, renew or roll over any brokered deposits other than in the ordinary course of business;

(xvi)     (A) make, renew or otherwise modify any Loan, in a manner that is inconsistent with Presidio’s ordinary course of business or inconsistent with Presidio’s lending policies and procedures in effect as of the date of this Agreement, or to any person which would, when aggregated with all outstanding Loans or Loan commitments or any renewals or extensions thereof made to such person and, such person’s Affiliates and immediate family members, exceed $3 million (except that the foregoing $3 million limitation may be exceeded so long as Presidio provides to the chief credit officer of HBC in writing within two business days after funding of such Loan a complete Loan package for such Loan after approval by the Presidio Board, a duly authorized loan committee thereof or other corporate authorization in the ordinary course of business consistent with past practice), (B) take any action that would result in any discretionary release of collateral or guarantees, or otherwise restructure the respective amounts set forth in clause (A) above except in the ordinary course of business, (C) forgive, make or commit to make any Loan to, or enter into any transaction with, any director, officer, employee or any Affiliate of Presidio or (D) enter into any Loan securitization or create any special purpose funding entity;

(xvii)    make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure of a debt previously contracted in good faith, in each case in the ordinary course of business);

(xviii)    sell any real estate owned, charge-off any assets, make any compromises on debt, release any collateral on loans or commit to do any of the foregoing other than in the ordinary course of business;

(xix)    purchase or commit to purchase any Loan or participation in any extension of credit, or make, acquire a participation in or reacquire an interest in a participation sold of any extension of credit, or renew or extend the maturity of any participation in any extension of credit, in each case except in the ordinary course of business;

(xx)    reduce any material accrual or reserve, including ALLL, any contingency reserve, litigation reserve, tax reserve accruals for vacation, accruals for employee bonuses, or change the methodology by which such accounts generally have been maintained according to past practices except in the ordinary course of business and consistent with by GAAP;

(xxi)    subject to the other limitations in this Section 5.01, and except as contemplated by the terms of this Agreement or as set forth in Section 5.01(b)(xxi) of the Presidio Disclosure Schedule, amend or modify the material terms of, waive, release or assign any rights under, terminate, renew or allow to renew automatically, make any payment not then required under, fail to comply with or violate the terms of or enter into (A) any Presidio Material Contract, Real Property Lease, Regulatory Agreement, CRA Agreement, or any Contract that would be a Presidio Material Contract if it were in existence on the date of this Agreement (B) any material restriction on the ability of Presidio to conduct its business as it is presently being conducted or (C) any Contract governing the terms of Presidio Common Stock or rights associated therewith or any other outstanding capital stock or the Subordinated Notes (or any other outstanding instrument of indebtedness);

(xxii)    adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of Presidio;

(xxiii)    except as set forth in Section 5.01(b)(xxiii) of the Presidio Disclosure Schedule, hire any person as an employee of Presidio or engage any independent contractor or promote any employee other than (A) any person hired or promoted to fill any vacancies below the level of executive vice president currently existing or arising on or after the date of this Agreement in the ordinary course of business on terms and conditions consistent with past practices, (B) any person hired as an employee or any employee promoted to a position with an annual base salary or wage rate and target cash bonus opportunity of no more than $150,000 in the aggregate or (C) any person engaged as an independent contractor (who is a natural person) with consulting fees of no more than $100,000 per annum and whose engagement may be terminated without penalty on no more than 30 days’ notice or (D) terminate the employment of any executive officer other than for cause;

(xxiv)    except as set forth in Section 5.01(b)(xxiv) of the Presidio Disclosure Schedule or as required under applicable Law or any Contract or Presidio Employee Plan in effect on the date of this Agreement (and disclosed in Section 3.12 or Section 3.22 of the Presidio Disclosure Schedule), (A) enter into or amend or renew (other than pursuant to any contractual term providing for an automatic renewal) any employment, consulting, severance, change in control, bonus, retention, salary continuation or other similar agreements or arrangements with any current or former director, officer or employee of Presidio or grant any salary or wage increase or award any incentive or other bonus payment or increase any employee benefit (including incentive or bonus payments), (B) pay to any employee, officer, director, or independent contractor of Presidio any compensation bonus or benefit not provided for under any Contract or Presidio Employee Plan in effect on the date of this Agreement, (C) grant any awards under any Presidio Employee Plan (including the grant of any Presidio Stock-Based Right or the removal of existing restrictions in any Contract or Presidio Employee Plan or awards made thereunder), (D) take any action to fund any future payment of or in any other way secure the payment of compensation or benefits under any Contract or Presidio Employee Plan or (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract, Presidio Stock-Based Right, or Presidio Employee Plan (except as permitted under the terms this Agreement);

(xxv)    (A) fail to accrue a reserve in its books and records and financial statements consistent with past practice for Taxes payable by Presidio, (B) commence or settle any litigation or proceeding as to any liability for Taxes, take any action which is reasonably likely to have a material adverse impact on the Tax position of the Presidio, or, after the Merger, which is reasonably likely to have a material adverse impact on the Tax position of the Surviving Corporation, (C) except in the ordinary course of business, make or change any express or deemed Tax election or file any Tax Return, (D) fail to accrue a reserve in its books and records and financial statements in the ordinary course of business, (E) file any amended Tax Return, (F) change any of its methods of reporting income or deductions for Tax purposes, (G) change the entity classification of Presidio, (H) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment or (I) take any other action with respect to Taxes that is outside the ordinary and usual course of business or inconsistent with past practice;

(xxvi)     change its fiscal year, revalue any of its assets, or make or adopt any changes in financial or Tax accounting methods, principles, or practices or systems of internal controls, except as required by GAAP or as required by applicable Law;

(xxvii)    foreclose or take title to any real property without conducting an environmental investigation, which investigation shall disclose the absence of any suspected environmental contamination;

(xxviii)     grant any person a power of attorney or similar authority;

(xxix)    take any action that would cause this Agreement or the Contemplated Transactions to be subject to the provisions of any state antitakeover law or state or territorial law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

(xxx)    take or fail to take any action that is intended or may reasonably be expected to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or before the Effective Time, (B) any of the conditions to the Contemplated Transactions set forth in this Agreement not being satisfied, (C) delay in the consummation of the Contemplated Transactions beyond the time period contemplated by this Agreement, or (D) that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xxxi)     enter into any contract as to, or otherwise agree, authorize or commit to take, or publicly recommend, propose or announce an intention to take, any of the foregoing actions.

HCC and Presidio intend that before the Effective Time, Presidio shall exercise, consistent with the terms and conditions this Agreement, complete control and supervision over their respective businesses, assets and operations, and nothing contained in this Agreement shall give HCC or HBC directly or indirectly the right to control or direct the operation of Presidio operations before the Effective Time.

Section 5.02    Forbearances of HCC . During the Pre-Closing Period, HCC shall not take or fail to take any action (and shall cause any of its Subsidiaries not to take or fail to take any action) that is intended or may reasonably be expected to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or before the Effective Time, (b) any of the conditions to the Contemplated Transactions set forth in this Agreement not being satisfied or unduly delayed, (c) a delay in the consummation of the Contemplated Transactions beyond the time period contemplated by this Agreement or (d) that would or is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, and without limiting the foregoing, during the Pre-Closing Period, HCC shall not, and shall not permit any of its Subsidiaries to, (i) conduct its business other than in the ordinary course consistent with past practice in all material respects, (ii) amend any of their respective Charter Documents, in each case in a manner that would adversely affect the holders of Presidio Common Stock relative to and disproportionate to all the other holders of HCC Common Stock (except that HCC shall be entitled to increase its authorized shares of HCC Common Stock), (iii) declare or pay any distributions on or as to any of its capital stock other than ordinary quarterly cash dividends in conformity with past practice (including periodic increase or decrease in the quarterly dividend amount paid) and (d) accept any offer from any third party involving HCC or any of its Subsidiaries in a business combination with such third party or entity unless such offer is expressly conditioned upon the performance by HCC and HBC (and their respective successors in interest) of all of their obligations under this Agreement (including payment of the Merger Consideration hereunder) in a manner such that holders of Presidio Common Stock entitled to receive the shares of HCC Common Stock that they would be entitled to receive in the Merger pursuant to the terms of this Agreement, subject to completion of the Merger, the same consideration in the business combination, if completed, as other holders of HCC Common Stock.

Section 5.03    Access to Information; Confidentiality.

(a) During the Pre-Closing Period, each party hereto shall authorize and permit the other party and its Representatives, to have access during normal business hours, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, Tax Returns, contracts and documents, and all other information as to its business affairs, financial condition, assets and liabilities as the other party may from time to time reasonably request. Each party shall permit the other party and its Representatives to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of the other party with such third persons, including its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of the other party, obtaining any necessary Orders, consents or approvals for the Contemplated Transactions by any Governmental Entity and conducting an evaluation of the assets and liabilities of the other party. Upon reasonable request by one party, the other party shall make its chief financial officer and controller reasonably available to discuss with such party and its Representatives its ongoing due diligence of the other party’s operations. Each party will cause its independent outside auditors to make available to the other party and its Representatives such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records as may be reasonably requested by the other party in connection with its review of the foregoing matters. No party shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law, agreement or fiduciary duty or violate the rights, interests or confidence of any customer (it being agreed that the parties shall use their reasonable commercial efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect any party’s representations and warranties contained in this Agreement or limit or otherwise affect the remedies available to a party pursuant to this Agreement.

(b)    HCC and Presidio shall, and cause their respective Representatives to, comply with all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement under the terms set forth therein.

Section 5.04    No Solicitation.

(a)    Subject to Section 5.04(b), Presidio shall not and cause its Representatives not to, directly or indirectly, (i) solicit, initiate, encourage, induce, or facilitate any inquiries, offers or the making or announcement of any proposal or other action designed to facilitate any inquires or proposals that constitutes or may reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Presidio or provide any access to the properties, books and records of Presidio to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that may reasonably be expected to lead to an Acquisition Proposal, (iii) initiate, engage or participate in discussions (except for the limited purposes of notifying such person of the existence of the provisions of this Section 5.04(a)) or negotiations with any person as to any Acquisition Proposal or that may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse, or recommend, or enter into any agreement, arrangement or understanding (including any letter of intent, letter of interest, term sheet, agreement in principle, memorandum of understanding, merger agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement (whether binding or not) constituting or as to or intended to, or that may reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by Section 5.04(b)) or (v) that is intended or that may reasonably be expected to result in the abandonment, termination or failure to consummate the Merger. Without limiting the generality of the foregoing, Presidio acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of Presidio, whether or not such Representative is purporting to act on behalf of Presidio, shall be deemed to constitute a breach of this Section 5.04 by Presidio.

(b)    Before the adoption of this Agreement by the Requisite Presidio Vote, Section 5.04(a) shall not prohibit Presidio from furnishing nonpublic information regarding Presidio to or entering into negotiations or discussions with any person in response to a bona fide, unsolicited written Acquisition Proposal that a majority of the entire authorized Presidio Board concludes in good faith (after consultation with its financial advisor and its outside legal counsel) constitutes or is more likely than not to result in a Superior Proposal that is submitted to Presidio by such person (and not withdrawn before the furnishing of such information or such discussions) if (i) neither Presidio nor any Representative of Presidio shall have violated any of the restrictions set forth in Section 5.04(a), (ii) the Presidio Board concludes in good faith, after having obtained and taken into account the advice of its outside legal counsel, that such action is required or reasonably likely to be required in order for the Presidio Board to comply with its fiduciary obligations to Presidio’s shareholders under applicable Law, (iii) at least two (2) business days before furnishing any such nonpublic information to or entering into discussions with such person Presidio gives HCC written notice of the identity of such person and of Presidio’s intention to furnish nonpublic information to or enter into discussions with such person, and Presidio receives from such person an executed Acceptable Confidentiality Agreement and (iv) at least two business days before furnishing any such nonpublic information to such person Presidio furnishes such nonpublic information to HCC (to the extent such nonpublic information has not been previously furnished by Presidio to HCC).

(c)    Presidio shall notify HCC promptly (but in no event later than 24 hours) after receipt of (i) any inquiry or indication of interest that may lead to an Acquisition Proposal, (ii) an Acquisition Proposal (including or any modification of or an amendment to any Acquisition Proposal) or (iii) any request for nonpublic information relating to Presidio (including access to the properties, books or records of Presidio) by any person that has made, or to the knowledge of Presidio, may be considering making, an Acquisition Proposal. Such notice to HCC shall be made orally and in writing, and shall indicate the identity of the person submitting any of the foregoing, and the terms of any such Acquisition Proposal (or modification or amendment), inquiry, indication or request. Presidio shall keep HCC fully informed on a current basis of any additional information requested or provided by Presidio and any changes in the status and any changes or modifications in the terms of any such Acquisition Proposal, inquiry, indication or request.

(d)    Presidio shall instruct its Representatives to immediately cease and terminate any existing activities, discussions or negotiations with any persons (other than HCC) initiated before the date of this Agreement as to the possibility or consideration of any Acquisition Proposal. Presidio shall request all persons (other than HCC and its Representatives and Presidio’s Representatives) who have been furnished confidential information regarding Presidio in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months before the date of this Agreement to promptly return or destroy such information (and provide certification thereof). Presidio acknowledges that it has cancelled access to any third party seeking to combine with Presidio in an Acquisition Proposal which has been granted access to any virtual or other data room maintained by or on behalf of Presidio other than HCC and its Representatives.

(e)    Subject to applicable Law and Section 5.04(b) herein, Presidio shall not release any person from and agrees to use commercially reasonable efforts to enforce the confidentiality, standstill non-solicitation or similar provisions of any agreement to which Presidio is a party as to an Acquisition Proposal that remains in effect as of the date of this Agreement, and shall immediately take all steps necessary to terminate any approval that may have been given before the date of this Agreement under any such provisions authorizing any person to make an Acquisition Proposal.

Section 5.05    Registration Statement; Joint Proxy Statement/Prospectus; NASDAQ Listing.

(a)    HCC will prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be promptly filed by HCC with the SEC in connection with the issuance of the HCC Common Stock in the Merger, including the shares issuable pursuant to Section 2.05(c) herein, (including the notice, proxy statement and prospectus and other joint proxy solicitation materials of Presidio and HCC constituting a part thereof (the “Joint Proxy Statement/Prospectus”) and all related documents). HCC and Presidio shall cooperate with the other party, its counsel and its accountants, in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus and to use their reasonable commercial efforts to cause the filing of the Registration Statement with the SEC within 50 days following the date of this Agreement. HCC and Presidio shall each use their respective reasonable commercial efforts to cause the Registration Statement and Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond timely to any comments of the SEC or its staff, and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. HCC shall notify Presidio timely of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement or for additional information and shall supply Presidio with copies of all correspondence between HCC or any of its Representatives, and the SEC or its staff, as to the Registration Statement. HCC shall also file and use reasonable commercial efforts to cause to become effective as commercially reasonable any amendment to the Registration Statement, including the Joint Proxy Statement/Prospectus and, if required, and Presidio and HCC shall mail to its shareholders any such amendment that becomes necessary after the date the Registration Statement is declared effective by the SEC. If at any time before the Effective Time either Presidio or HCC becomes aware of any event or circumstance that is required to be set forth in an amendment or supplement to the Registration Statement or Joint Proxy Statement/Prospectus, it shall promptly inform the other party. HCC will advise Presidio timely after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Registration Statement or Joint Proxy Statement/Prospectus or comments thereon or responses thereto.

(b)    HCC shall use reasonable commercial efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable.

(c)    Before the Effective Time, HCC shall use reasonable commercial efforts to qualify the HCC Common Stock under the securities or the “blue sky” laws of such jurisdictions as may be required, except that HCC shall not be required to (i) qualify to do business as a foreign corporation in any jurisdiction in which it is not now so qualified, (ii) file a general consent to service of process in any jurisdiction or (iii) subject itself to taxation in any jurisdiction in which it is not so subject.

(d)    HCC shall use reasonable commercial efforts to have the shares of HCC Common Stock to be issued in the Merger listed on the NASDAQ Global Market as of the Closing Date upon notice of issuance.

Section 5.06    Shareholder Meetings.

(a)    Presidio shall take all action necessary and appropriate according to applicable Law and its Charter Documents to call, give notice of, convene and, as soon as promptly practicable but not later than 45 days after the Registration Statement is declared effective under the Securities Act by the SEC, hold a meeting of its shareholders (“Presidio Meeting”), and use commercially reasonable efforts to solicit proxies to obtain the relevant shareholder approvals to obtain the Requisite Presidio Vote. Presidio and HCC shall use their commercially reasonable efforts to schedule and convene the Presidio Meeting and the HCC Meeting on the same day. Presidio (in consultation with HCC) shall set a single date for persons entitled to notice of and to vote at the Presidio Meeting and shall not change such record date (whether in connection with the Presidio Meeting or any adjournment or postponement thereof) without the prior consent of HCC.

(b)    Subject to Section 5.06(d) and (e), the Presidio Board shall at all times before and during the Presidio Meeting recommend that the Presidio shareholders approve of this Agreement and the Merger (“Presidio Board Recommendation”). Presidio shall cause its proxy materials to (i) set forth its directors’ commitment to vote the Presidio Common Stock for which he or she has voting authority for the approval of this Agreement and the Merger and (ii) to include the Presidio Board Recommendation.

(c)    Presidio shall cooperate and keep HCC informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of Presidio. HCC may require Presidio to adjourn, delay or postpone the Presidio Meeting once for a period not to exceed 30 days (but before the date that is two business days before the End Date) to solicit additional proxies necessary to obtain the Requisite Presidio Vote. Presidio shall not, without the prior written consent of HCC, adjourn or postpone the Presidio Meeting, except that Presidio may, without the prior written consent of HCC, adjourn or postpone the Presidio Meeting if after consultation with HCC, if the failure to adjourn or postpone the Presidio Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus. During any such period of adjournment, delay or postponement, Presidio shall continue in all respects to comply with its obligations under this Section 5.06, and shall in good faith use commercially reasonable efforts (including engaging a proxy solicitor) to obtain the Requisite Presidio Vote.

(d)    Subject to Section 5.06(e), neither the Presidio Board nor any committee thereof shall (i) withdraw, modify, amend or qualify the Presidio Board Recommendation in a manner adverse to HCC (it being understood that the failure of the Presidio Board Recommendation to be unanimous shall constitute a withdrawal, modification, amendment or qualification that is adverse to HCC), (ii) adopt or propose a resolution to withdraw, amend or qualify the Presidio Board Recommendation in a manner adverse to HCC, (iii) take any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Presidio Board or any committee thereof does not support the Merger and this Agreement or does not believe that the Merger and this Agreement are in the best interests of Presidio’s shareholders (it being understood that taking a neutral position or no position as to any Acquisition Proposal shall constitute an adverse modification), (iv) publicly announce its intention to withdraw, modify, amend or qualify the Presidio Recommendation in a manner adverse to HCC, (v) fail to reaffirm without qualification the Presidio Board Recommendation, or fail to state publicly without qualification that the Merger and this Agreement are in the best interests of Presidio’s shareholders, within five business days after HCC requests in writing that such action be taken, (vi) fail to announce publicly, within 10 business days after a tender offer or exchange offer relating to securities of Presidio shall have been commenced, that the Presidio Board recommends rejection of such tender or exchange offer, (vii) fail to issue, within ten business days after an Acquisition Proposal is publicly announced, a press release announcing its opposition to such Acquisition Proposal, (viii) approve, endorse, or recommend any Acquisition Proposal or (ix) resolve or propose to take any action described in clauses (i) through (viii) of this sentence (each of the foregoing actions described in clauses (i) through (viii) of this sentence is referred to as a “Change in Recommendation”).

(e)    Notwithstanding anything to the contrary in Section 5.06(d), at any time before, but not after obtaining the Requisite Presidio Vote, the Presidio Board may effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.01(h), if (i) Presidio has complied with its obligations under Sections 5.04, (ii) Presidio receives an unsolicited bona fide, written Acquisition Proposal from any person that is not withdrawn and (iii) (A) a majority of the entire authorized Presidio Board determines in good faith, (after consultation with its independent financial advisors and outside legal counsel), that such Acquisition Proposal constitutes a Superior Proposal and after consultation with its outside legal counsel, that the failure of the

Presidio Board to take such action on the Acquisition Proposal is, or is reasonably likely to be, required in order for the Presidio Board to comply with its fiduciary obligations to the Presidio shareholders under applicable Law and (B) (1) Presidio provides HCC prior written notice at least five business days (or such longer period as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below) (“Notice of Superior Proposal”) before taking such action, which notice shall state that the Presidio Board has received a Superior Proposal and, absent any revision to the terms and conditions of this Agreement, the Presidio Board has resolved to effect a Change of Recommendation or to terminate this Agreement pursuant to Section 7.01(h), as applicable, which notice shall specify the basis for such Change of Recommendation or termination, including the material terms and conditions of the Superior Proposal (including copies of the proposed documents and agreements to effect the Superior Proposal) and the identity of the person making the Superior Proposal (it being understood that the Notice of Superior Proposal shall not in and of itself be deemed a Change of Recommendation or termination), (2) during such five business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below), Presidio negotiates in good faith (including by making its officers, directors and its financial and legal advisors available to negotiate) with HCC (to the extent that HCC wishes to negotiate) to enable HCC to make an improved offer that is favorable to the shareholders of Presidio so that such Acquisition Proposal would cease to constitute a Superior Proposal, and (3) at the end of such five business day period (as it may be extended upon the modification or amendment of the Acquisition Proposal as contemplated below, or such earlier time that HCC advises Presidio in writing that it no longer wishes to negotiate to amend this Agreement), a majority of the entire authorized Presidio Board, after taking into account any modifications to the terms of this Agreement and the Merger agreed to by HCC after receipt of the Notice of Superior Proposal, continues to believe (after consultation with its independent financial advisors and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with its outside legal counsel, that the failure to accept the Acquisition Proposal is required, or is reasonably likely to be required, in order for the Presidio Board to comply with its fiduciary obligations to the Presidio shareholders under applicable Law. In the event of any revisions to the terms of an Acquisition Proposal that are material to such Acquisition Proposal and made after the start of the five business day period of clause (iii)(B)(1), such revisions shall be deemed a new Acquisition Proposal and Presidio shall be required to deliver a new written notice as required by clause (iii)(B)(1) to HCC and to comply with the requirements of this Section 5.06(e) as to such new Acquisition Proposal.

(f)    Except as set forth in Section 7.01(h), nothing in Section 5.06(e) shall be interpreted to excuse Presidio and the Presidio Board from complying with its unqualified obligation to submit this Agreement to its shareholders at the Presidio Meeting and Presidio and the Presidio Board shall not submit to the vote of its shareholders at or before the Presidio Meeting any Acquisition Proposal other than the Merger. Without limiting the foregoing, if the Presidio Board has withdrawn or modified the Presidio Board Recommendation as permitted by Section 5.06(e), then, unless this Agreement has been terminated under Section 7.01(h), the Presidio Board shall submit this Agreement to Presidio’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date of this Agreement may not be rescinded or amended), in which event the Presidio Board may communicate the basis for its lack of a recommendation to Presidio’s shareholders in Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by applicable Law.

(g)    HCC shall take all actions necessary according to applicable Law and its Charter Documents to call, give notice of, convene and, as soon as practicable but not later than 45 days after the Registration Statement is declared effective under the Securities Act by the SEC, hold a meeting of its shareholders (“HCC Meeting”), and use commercially reasonable efforts to solicit proxies to obtain the relevant shareholder approvals to obtain the Requisite HCC Vote. The HCC Board shall at all times before and during the HCC Meeting recommend that the HCC shareholders approve the Agreement and the Merger and the issuance of HCC Common Stock contemplated hereby (“HCC Board Recommendation”). HCC shall cause its proxy materials to (i) set forth its directors’ commitment to vote the HCC Common Stock for which he or she has voting authority for the approval of the Agreement and the Merger and (ii) to include the HCC Board Recommendation. HCC shall cooperate and keep Presidio informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to the shareholders of HCC. Presidio may require HCC to adjourn, delay or postpone the HCC Meeting once for a period not to exceed 45 days (but before the date that is two business days before the End Date) to solicit additional proxies necessary to obtain the Requisite HCC Vote. HCC shall not, without the prior written consent of Presidio, adjourn or postpone the HCC Meeting, except that HCC may, without the prior written consent of Presidio, adjourn or postpone the HCC Meeting if after consultation with Presidio, if the failure to adjourn or postpone the HCC Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus. During any such period of adjournment, delay or postponement, HCC shall continue in all respects to comply with its obligations under this Section 5.06, and shall in good faith use commercially reasonable efforts (including engaging a proxy solicitor) to obtain the Requisite HCC Vote.

Section 5.07    Approvals and Consents.

(a)    The parties will cooperate and use reasonable commercial efforts to prepare as promptly as practicable all documentation, to make all filings, notices, applications and to obtain all consents, approvals, permits and other authorizations of any Governmental Entity necessary or advisable to consummate the Merger and the other Contemplated Transactions (the “Requisite Regulatory Approvals”), and to make and obtain all other required third party consents as set forth on Section 3.03(b) of the Presidio Disclosure Schedule (the “Required Third Party Consents”), and to comply with the terms and conditions of all such approvals and consents. Any initial filings with Regulatory Agencies in connection with the Merger shall be made by HCC and HBC within 45 days after the date of this Agreement. HCC and Presidio shall upon request furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of HCC, HBC or Presidio or any Governmental Entity or third party in connection with the Merger and the other Contemplated Transactions. The parties shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Law, all the non-confidential information relating to HCC, HBC or Presidio (excluding any confidential financial information relating to individuals), as applicable, that appear in any filing made with or written materials submitted to any third party or any Governmental Entity in connection with the Contemplated Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other as to the obtaining the Requisite Regulatory Approvals and Required Third Party Consents.

(b)    The parties shall keep the other reasonably apprised of the status of matters relating to the Requisite Regulatory Approvals and the Required Third Party Consents and the completion of the Merger and the other Contemplated Transactions. Without limiting the generality of the foregoing the parties shall (i) timely furnish the other with copies of notices or other communications received by it (or written summaries of communications received orally) from any third party or Governmental Entity as to the Contemplated Transactions and (ii) provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with any proposed non-confidential written communication with any Governmental Entity or third party and consider in good faith the other party’s views as to and confer in good faith with each other to resolve any disagreement as to strategy as to any such communication.

(c)    If Presidio or HCC receives a request for additional information or documentary material from any Governmental Entity as to Contemplated Transactions, then it shall use reasonable commercial efforts to make or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

(d)    Notwithstanding anything set forth in this Agreement, under no circumstances shall the parties be required, and none of them shall be permitted (without the other parties’ written consent in its sole discretion), to take any action or commit to take any action, or agree to any condition, restriction or requirement, involving any of them pursuant to this Section 5.07 or otherwise in connection with obtaining the Requisite Regulatory Approvals, that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that HCC or Presidio would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date of this Agreement (a “Burdensome Condition”), except that if requested by HCC, then Presidio will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Presidio only in the event the Closing occurs.

(e)    From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Article VII, (i) the parties shall use their respective commercially reasonable efforts to comply in all material respects with any commitments or obligations under any Regulatory Agreement or CRA Agreement, and shall exercise their commercially reasonable efforts to resolve any unresolved violation, criticism or exception thereunder, (ii) to the extent permitted by applicable Law, the parties, shall keep each other informed of the status and progress of its compliance with any such CRA-related commitments or obligations, (iii) each party shall promptly provide the other parties of any notice, or other knowledge of such party, of any planned or threatened objection by any community group to the Merger and the other Contemplated Transactions and (iv) each party shall cooperate with the other party to address and resolve any such protests as promptly as practicable, including by providing access to such information and employees of such party as another party may reasonably request.

(f)    If any Legal Action is instituted (or threatened to be instituted) by a Governmental Entity challenging the Merger and the other Contemplated Transactions, the parties shall cooperate in all respects and shall use their reasonable commercial efforts to contest and resist any such Legal Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other Contemplated Transactions.

Section 5.08    Current Information and Reports. During the Pre-Closing Period:

(a)    Presidio and HCC will cause one or more of its designated Representatives to confer on a monthly or more frequent basis with Representatives of the other party regarding its financial condition, operations and business and matters relating to the completion of the Merger and the other Contemplated Transactions.

(b)    Presidio and HCC shall promptly notify the other party, and in any event not later than two business days of (i) any Legal Action commenced, or to such party’s knowledge threatened against it, (ii) any event which may materially and adversely affect the ordinary course of business and (iii) any event, change or effect during the Pre-Closing Period which causes or is reasonably likely to cause the failure of a condition set forth in Article VI.

(c)    Presidio shall furnish HCC as soon as practicable concurrent with distribution to the Presidio Board or any committees thereof if prepared for such purpose, a copy of any report, package, materials, or agenda submitted to the Presidio Board or any of its committees and access to the working papers and materials related thereto prepared for and distributed to the Presidio Board, whether before, at or after a meeting, except that Presidio need not furnish any materials relating to deliberations of the Presidio Board as to (i) this Agreement or the Contemplated Transactions or the exercise of any rights under this Agreement by Presidio, (ii) communications of legal counsel of Presidio with the Presidio Board or officers of Presidio regarding Presidio’s rights against or obligations to HCC under this Agreement or (iii) books, records and documents covered by the attorney-client privilege or other applicable privilege or which are attorneys’ work product or otherwise may not be furnished pursuant to applicable Law.

(d)    As soon as reasonably practicable after they become available, and in no event later than 15 days after the end of each month ending after the date of this Agreement, Presidio shall furnish to HCC (i) consolidated financial statements (including balance sheets, statements of operations and stockholders’ equity) of Presidio prepared under current accounting practices (“Monthly Financial Statements”), (ii) internal management reports showing actual financial performance against plan, (iii) any reports previously provided to the Presidio Board or any committee thereof relating to the financial performance and risk management, (iv) securities portfolio report, (v) reports (including Call Reports) filed with any Regulatory Agency and (vi) such other reports, financial data, and loan reports as HCC may reasonably request relating to Presidio. Each of the Monthly Financial Statements, the financial statements contained in any Call Report filed by Presidio after the date of this Agreement shall be prepared according to GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of Presidio’s chief financial officer to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Presidio in all material respects. Such financial statements shall also reflect accruals for all Transaction Expenses incurred as of the date of such financial statements according to GAAP.

Section 5.09    Certain Loans and Other Extensions of Credit by Presidio. During the Pre Closing Period:

(a)    Presidio shall furnish HCC a list of all Loans, which when aggregated with all other Loans outstanding or committed to each customer and its Affiliates would exceed $1,000,000 for such customer and its Affiliates, and a copy of the related credit authorization documentation within five business days of such funding.

(b)    Presidio shall furnish to HCC, as soon as reasonably practicable, and in any event not later than 15 days after the end of each month schedules with a listing of (i) Loans charged off during the previous month showing for each such Loan, the credit type and office, (ii) Loans subject to write down or change to risk rating during the previous month, including, for each Loan, the original amount, the write-off amount, credit type and office, Loans that have been classified by any Governmental Entity or by any internal review by Presidio as “Substandard,” “Doubtful,” “Loss” or any comparable classification, (providing for each such credit the aggregate dollar amount, the classification category, credit type and office), (iii) other real estate or assets owned, (iv) a reconciliation of the ALLL, identifying specifically the amount and sources of all additions and reductions to the ALLL, (v) all new Loans and (vi) any standby letters of credit issued by Presidio. Presidio will promptly provide to HCC (and not later than five business days after delivery) reports and other documents provided to the Loan Committee and the ALCO Committee (or similar committee) of the Presidio Board.

Section 5.10    Supplemental Disclosure Schedules and Notification. During the Pre-Closing Period:

(a)    Presidio and HCC will promptly supplement or amend its disclosure schedule delivered with the execution of this Agreement to reflect any matter, which, if existing, occurring or known at the date of this Agreement would have been required to be set forth or described in such disclosure schedule as of the date of this Agreement, or which is necessary to correct any information in any representation or warranty or such disclosure schedule which has been rendered inaccurate thereby. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement or for determining the satisfaction of the conditions set forth in Section 6.02(a) or Section 6.02(b) (in the case of HCC) or Section 6.03(a) or Section 6.03(b) (in the case of Presidio) or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(b)    Each party shall give prompt notice to the other parties of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Presidio Material Adverse Effect or HCC Material Adverse Effect, as applicable, for such party, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (iii) is reasonably likely to lead to litigation or regulatory action that would delay or prevent the consummation of the Contemplated Transactions.

Section 5.11    Employees; Benefit Plans.

(a)    Subject to Section 5.26, HCC and HBC shall have the right but not the obligation to offer employment immediately following the Effective Time to any and all persons who are employees of Presidio immediately before the Effective Time (employees who will be employed by HCC or HBC are referred to as “Continuing Employees”). Presidio will provide HCC with information regarding such persons’ current employment arrangements with Presidio and will otherwise assist HCC and HBC in making such offers. Continuing Employees shall be offered salary or wage levels at least equal to the salary or wage levels to which such employees were entitled to immediately before the Closing Date. Subject to the provisions of this Section 5.11, as soon as administratively practicable after the Effective Time, HCC shall take all reasonable action so that Continuing Employees shall be entitled to participate in each employee benefit plan, program or arrangement of HCC and HBC of general applicability (the “HCC Benefit Plans”) to the same extent as similarly-situated employees of HCC and HBC (it being understood that inclusion of Continuing Employees in HCC Benefit Plans may occur at different times as to different plans), except that coverage shall be continued under corresponding benefit plans of Presidio (to the extent such plans have not been terminated) until such employees are permitted to participate in the HCC Benefit Plans. Accordingly, HCC shall use reasonable commercial efforts to ensure that from the Closing Date through the next open enrollment date for a HCC or HBC group health, dental, and vision, Continuing Employees shall continue to be covered by Presidio’s group health, dental, and vision. All Presidio incentive or bonus plans shall remain in effect for the entirety of 2019 until all payouts under such plan have been made to all Presidio employees no later than the last day of the first quarter of 2020 (whether by Presidio or HCC, as the case may be). Any Presidio employee terminated as a result of the transactions contemplated by the Agreement prior to December 31, 2019 will be eligible for a pro-rata bonus under such incentive or bonus plans for time served during 2019. Payouts to such employees will be limited to the amount accrued by Presidio in its financial statements for such purpose. If the Closing occurs prior to December 31, 2019, such accrual will continue from Closing until December 31, 2019 at the monthly rate in place in the last full month prior to the month in which the Closing occurs. All accruals will be made in accordance with the terms of the plans and consistent with past practice.

(b)    To the extent that a Continuing Employee becomes eligible to participate in an employee benefit plan maintained by HCC or HBC, either of them, as applicable, shall cause such employee benefit plan to recognize the service of such Continuing Employee with Presidio for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan, to the same extent that such service was recognized immediately before the Effective Time under a corresponding Presidio Employee Plan in which such Continuing Employee was eligible to participate immediately before the Effective Time, except that such recognition of service shall not (i) operate to duplicate any benefits of a Continuing Employee as to the same period of service or (ii) apply for purposes of any plan, program or arrangement under which similarly situated employees of HCC and HBC do not receive credit for prior service.

(c)    If any Continuing Employee becomes eligible to participate in any HCC Benefit Plan that provides medical, hospitalization or dental benefits, HCC or HBC, as applicable, shall use commercial efforts to request from the appropriate sponsor or provider that (i) any pre-existing condition limitations or eligibility waiting periods under such HCC Benefit Plan be waived as to such Continuing Employee and his or her covered dependents to the extent such limitation would have been waived or satisfied or not applicable under a Presidio Employee Plan in which such Continuing Employee participated immediately before the Effective Time and (ii) recognize any health expenses incurred by such Continuing Employee and his or her covered dependents in the year that includes the Closing Date (or, if later, the year in which such Continuing Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such HCC Benefit Plan.

(d)    HCC in its sole discretion, may elect to terminate the Presidio 401(k) Plan or to discontinue contributions to the Presidio 401(k) Plan anytime following the Effective Time, to cause Presidio to terminate the 401(k) Plan to be effective at the Effective Time, or to merge the Presidio 401(k) Plan with and into the HBC 401(k) Plan after the Effective Time. In no event shall the Presidio 401(k) Plan be merged with and into the HBC 401(k) Plan, unless HCC determines in its reasonable judgment that (i) the Presidio 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Presidio 401(k) Plan and as to its operation and (ii) there are no facts in existence that would be reasonably likely to adversely affect the qualified status of the

Presidio 401(k) Plan. If HCC determines in its sole discretion not to merge the Presidio 401(k) Plan into the HBC 401(k) Plan and notifies Presidio in writing not less than 20 days prior to the Closing Date that the Presidio 401(k) Plan should be terminated before the Effective Time, Presidio agrees to take all action necessary to have the Presidio 401(k) Plan terminated before the Effective Time in accordance with its terms (including adopting written resolutions to terminate the Presidio 401(k) Plan in form reasonably acceptable to HCC). In the event that HCC so notifies Presidio that the Presidio 401(k) Plan be terminated, Presidio shall provide HCC with written evidence that such plan has been terminated (the form and substance of which shall be subject to review and approval by HCC) not later than the day immediately preceding the Effective Time; except that the effectiveness of such termination may be conditioned on the consummation of the Merger. In the event that HCC requests that the Presidio 401(k) Plan be terminated, Continuing Employees shall be permitted to roll over their Presidio 401(k) Plan account distributions (including direct rollover of any distributed plan loans) received on termination of the Presidio 401(k) Plan to the 401(k) Plan maintained by HCC or the Surviving Corporation. Prior to the Closing, Presidio shall have paid into the Presidio 401(k) Plan all discretionary employer contributions, including any employer matching contributions, profit sharing contributions or other non-elective contributions.

(e)    After the Effective Time, HBC (or Presidio through its payroll process directed by HCC immediately prior to the Effective Time) will provide a severance benefit to each employee of Presidio who was employed immediately before the Effective Time (except for any employee who is a party to any written agreement relating to severance which agreement has been provided to HCC or who enters into an employment agreement with HCC or HBC effective on or after the Closing Date) and whose employment is terminated involuntarily (either at or within 12 months after the Closing Date), other than for “Cause” (as defined below), in a lump sum payment equal to four weeks of such employee’s regularly scheduled base salary or base wages at the time of termination of employment plus an additional two weeks salary for every year of completed service before the Closing Date (prorated for partial year). For purposes of this Section 5.11(e), “Cause” shall mean the employee’s gross negligence or misconduct in the performance of employee’s duties, breach of fiduciary duty or duty of loyalty, commission of an act of fraud, embezzlement, misappropriation or theft in the course of employee’s employment, or the violation of any Law (other than traffic violations or similar minor offenses that do not harm the reputation of HCC or Presidio).

(f)    Without limiting the generality of Section 8.09, the provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Presidio Employee Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by HCC, HBC, or Presidio, (ii) alter or limit the ability of HCC or HBC to amend, modify or terminate any Presidio Employee Plan or HCC Benefit Plan), employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with HCC or HBC, or constitute or create an employment agreement with any employee.

(g)    Presidio shall not send any written notices or other written communication materials to its employees without the prior written consent of HCC as to matters described in this Section 5.11.

Section 5.12    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, HCC and HBC shall jointly and severally indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, an officer or director of Presidio (each an “Indemnified Party” and collectively, “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of HCC), whether joint or several, in connection with any Legal Action (each, a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness, arising out of, in whole or in part, the fact that such person is or was an officer or director of Presidio if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, but not limited to, the Merger and the other Contemplated Transactions), regardless of whether such Claim is asserted or claimed before or after the Effective Time to the fullest extent which such Indemnified Party would be entitled under applicable Law, the Presidio Charter Documents and any agreement in effect on the date of this Agreement and set forth on Section 3.22 of the Presidio Disclosure Schedule, (“Presidio Indemnification Agreements”), in all cases subject to applicable Law. HCC and HBC shall pay reasonable expenses (including reasonable attorneys’ fees) in advance of the final disposition of any such Legal Action to each Indemnified Party to the maximum extent permissible under applicable Law and the Presidio Indemnification Agreements upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined not to be entitled to indemnification under this Section 5.12.

(b)    Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any Claim, shall promptly notify HCC thereof, except that failure to so notify will not affect the obligations of HCC under Section 5.12(a) unless and to the extent that HCC is prejudiced as a consequence. In the event of any such Legal Action (whether arising before or after the Effective Time) (i) HCC shall have the right, upon prompt written notice to the Indemnified Party, to assume the defense thereof and HCC shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if HCC elects not to assume such defense or an Indemnified Party or the parties to such action include both the Indemnified Party and HCC or HBC and there may be defenses available to such Indemnified Party which are different from or additional to those available to HCC and HBC (in which case neither HCC or HBC shall have the right to assume the defense of such action on the Indemnified Party’s behalf), such Indemnified Party may retain counsel satisfactory to it, and HCC shall pay all reasonable fees and expenses of such counsel for such Indemnified Party timely as statements therefor are received, except that HCC shall be obligated pursuant to this Section 5.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) each Indemnified Party will cooperate in the defense of any such Claim and (iii) HCC shall not be liable for any settlement effected without its prior written consent, except that HCC shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated under Section 5.12(a) is prohibited by applicable Law.

(c)    On or before the Closing Date, Presidio shall purchase, at its own expense, for the benefit of Presidio and HCC and the Surviving Corporation (including their respective successors) and persons who were officers or directors of Presidio before the Closing Date, a prepaid tail policy or policies from Presidio’s current directors’ and officers’ liability insurer (or from another insurance carrier of substantially similar size and reputation to that of such former insurer) providing coverages no less favorable to the insured persons than the level and scope of directors’ and officers’ liability as set forth in Presidio’s current directors’ and officers’ liability insurance policies in effect as of the Closing (together, such tail policy or policies are referred to as the (the “Tail Insurance Policy”). The term of the Tail Insurance Policy shall be for a period of six years or, if such term of coverage is not available, such other maximum period of coverage available at a cost not exceeding (without the prior consent of HCC) 250% of the current amount expended on an annual basis by Presidio for its current policy (the “Maximum Tail Expense”). In the event such insurer declines to provide the Tail Policy before the Closing Date or Presidio is otherwise unable to obtain such coverage from its current insurer or another comparable insurer after commercially reasonable efforts, HCC or HBC shall obtain, on or before the Closing Date, as much comparable insurance as is available at a cost in the aggregate for such six year period up to the Maximum Tail Expense. Before the Effective Time, Presidio shall notify the appropriate directors’ and officers’ liability insurers of the Merger and of all pending or, to the knowledge of Presidio, threatened Legal Actions asserted or claimed against any officer or director of Presidio, or circumstances to the knowledge of Presidio reasonably likely to give rise thereto to the extent known by Presidio, according to the terms and conditions of the applicable policies. Presidio’s directors and officers shall use reasonable commercial efforts to cooperate with Presidio (if before the Closing Date) or HCC in obtaining the above-described insurance coverages. Nothing in this Section 5.12(c) is intended to or shall limit or otherwise affect the representations, warranties, covenants or other agreements of Presidio set forth in this Agreement.

(d)    For the avoidance of doubt, the Presidio Indemnification Agreements (if applicable for a director or officer) shall supersede the provisions of Section 5.12(b).

(e)    This Section 5.12 shall survive the Effective Time and is intended to benefit each Indemnified Person (each of whom shall be entitled to enforce this Section 5.12 against HCC and HBC) and shall be binding on all successors and assigns of HCC and HBC.

Section 5.13    Human Resources Issues.

(a)    Presidio will consult in good faith with HCC regarding the nature and content of any formal presentation of the Merger to employees of Presidio under an arrangement that is mutually satisfactory to both of the parties. Presidio agrees to work in good faith with HCC to facilitate the timely and accurate dissemination of information to employees regarding matters as to the Merger in such a manner as to cause minimal disruption of the business of Presidio and of its relationships with their employees and to facilitate the transition of such relationships to HCC and HBC. In addition, Presidio and HCC shall jointly cooperate in providing communications to Presidio’s officers and employees regarding the Merger to maintain a mutually agreeable and consistent message.

(b)    HCC and HBC shall have the right, but not the obligation, within 30 business days before the Closing Date, to provide training to employees of Presidio who will become employees of HCC or HBC. Such training shall be at the expense of HCC and HBC and shall be conducted during normal business hours. At the request of Presidio, HCC shall compensate employees, under Presidio’s customary policies and practices, for the employee’s time being trained by HCC and HBC. Presidio shall cooperate with HCC to make such employees available for such training before Closing.

Section 5.14    Transition.

(a)    Commencing on the date of this Agreement, and subject to applicable Law, Presidio and HCC shall cooperate to facilitate the integration and conversion and development of other mutually agreed operational issues to be implemented after the Effective Time. Presidio will continue to use commercially reasonable efforts for conversion to a CECL model for its accounting system. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation Presidio in the ordinary course of business and applicable Law, Presidio shall cause the employees and officers of Presidio, to cooperate with HCC and HBC in performing tasks reasonably required in connection with operational integration.

(b)    Without limiting the generality of Section 5.14(a), Presidio shall use all reasonable commercial efforts to provide data processing, item processing and other processing support or outside contractors to assist HCC and HBC performing all tasks reasonably required to result in a successful conversion of the data and other files and records of Presidio to the production environment of HCC and HBC, when reasonably requested by HCC and in such a manner sufficient to ensure that a successful conversion will occur at the time (after the Effective Time) designated by HCC. Among other things, Presidio shall (i) cooperate with HCC and HBC to establish a mutually agreeable project plan to effectuate the conversion, (ii) use its reasonable commercial efforts to have Presidio’s outside contractors continue to support both the conversion effort and its on-going needs until the conversion can be established, (iii) provide or use its reasonable commercial efforts to obtain from any outside contractors, all data or other files and layouts requested by HCC or HBC for use in planning the conversion, as soon as reasonably practicable, (iv) provide reasonable access to the personnel and facilities of Presidio and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 5.14, of the Contracts of outside data, item and other processing contractors or other third-party vendors when reasonably directed by HCC and at such times and in such form as shall be reasonably acceptable to Presidio. The parties agree that all of actions taken pursuant to this Section 5.14 shall be taken in a manner intended to minimize disruption to the customary business activities of Presidio, without taking action that would give HCC control over the management or policies of Presidio.

(c)    Presidio shall use commercially reasonable efforts to cooperate with HBC to achieve a successful integration with the HBC CECL model.

Section 5.15    Pre-Closing Policies and Actions. Upon written notice from HCC that all conditions to the Merger have been satisfied or waived and that the Merger will promptly close following receipt of such written notice:

(a)    Immediately prior to the Effective Time, Presidio shall as HCC directs and consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of any applicable Regulatory Agency and applicable Law, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of HCC.

(b)    Immediately prior to the Effective Time, Presidio shall make such accounting entries or adjustments as HCC shall direct as a result of its on-going review of Presidio that are consistent with GAAP in order to implement its plans following the Closing or to reflect expenses and costs of the Merger.

(c)    Unless the recording adjustments pursuant to Section 5.15(a) or (b) would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles or GAAP, no such adjustment or modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by Presidio that any such adjustment or modification or change is appropriate or required or that any financial statement or information previously provided by Presidio was incorrect in any respect.

Section 5.16    Expense Report; Transaction Expenses. Presidio shall cause its attorneys, accountants, auditors and investment bankers which rendered services to Presidio in connection with the Contemplated Transactions (collectively, the “Advisors”) to submit to Presidio estimates of their fees and expenses for all services rendered in any respect in connection with the Contemplated Transactions and their reasonable estimates of the amounts of the fees and expenses they expect to incur up to and including the Closing Date at least five business days before the Closing Date. Presidio shall update Section 3.32 of the Presidio Disclosure Schedule and prepare and submit to HCC no later than five business days before the Closing Date a final calculation of all Transaction Expenses, certified by Presidio’s Chief Financial Officer with support for all items therein in a form and substance reasonable to HCC. Based on such summary, Presidio shall prepare and submit a final calculation of such fees and expenses, and Presidio shall accrue and pay the amount of such fees and expenses as calculated above. Presidio shall cause the Advisors to submit their final bills for such fees and expenses to Presidio for services rendered before the Closing Date and such Advisors shall release Presidio, HCC and the Surviving Corporation from liability, or shall have advised them in writing that, upon payment in full of such amounts, they shall have no liability for any fees or expenses to such Advisors arising prior to the Closing Date.

Section 5.17    Closing Financial Statements. At least five business days prior to the Closing Date, Presidio shall deliver the unaudited balance sheet of Presidio in form and substance reasonably satisfactory to HCC, as of the close of business on the last business day of the calendar month ended immediately preceding the Closing Date or, if the Closing Date occurs during the first five business days of the month, as of the close of business on the last business day of the second month immediately preceding the Closing Date (the “Closing Balance Sheet

Date”) and Presidio’s unaudited consolidated statement of income for the period January 1, 2019 through the close of business on the Closing Balance Sheet Date (together with the Closing Balance Sheet, the “Closing Financial Statements”). The Closing Financial Statements shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of Presidio as of the date of the Closing Financial Statements, (b) be prepared in a manner consistent with the balance sheets included in Presidio Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures, as applicable, consistently applied, and (c) be prepared from, and be in accordance with, the books and records of Presidio. The Closing Financial Statements shall be accompanied by a certificate of Presidio’s Chief Financial Officer, dated as of the Closing Date, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Presidio in all material respects.

Section 5.18    Shareholder Litigation. HCC and Presidio shall each promptly notify the other party in writing of any threatened or commenced litigation, or of any claim, controversy or contingent liability or complaint that could reasonably be expected to be asserted or become the subject of a Legal Action or regulatory review or filings with any Governmental Entity, against the notifying party or affecting any of its properties, Subsidiaries or Affiliates. Each of HCC and Presidio shall promptly notify the other party of any Legal Action, pending or, to the knowledge of the notifying party, threatened against the notifying party that questions or could question the validity of this Agreement or the Contemplated Transactions, or any actions taken or to be taken by the notifying party pursuant to this Section 5.18 or seeks to enjoin, materially delay or otherwise restrain the consummation of the Contemplated Transactions. Each of HCC and Presidio shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party or its directors or officers relating to the Merger or the Contemplated Transactions. Neither HCC or Presidio, may enter into any settlement agreement as to any shareholder litigation against such party or its directors or officers relating to the Merger or the other Contemplated Transactions without such other party’s prior written consent. For purposes of this Section 5.18, “participate” means that the non-litigating party will be kept reasonably apprised of the proposed strategy and other significant decisions as to the litigation by the litigating party (to the extent the attorney-client privilege, work product or other similar privilege between the litigating party and its counsel is not undermined or otherwise affected and to the extent permitted by Law), and the non-litigating party may offer comments or suggestions as to the litigation (which comments and suggestions shall be reasonably considered) but will not be afforded any decision-making power or other authority over the litigation, except for the settlement consent set forth above.

Section 5.19    Presidio Auditor Cooperation. Presidio shall cooperate, and use its commercially reasonable efforts to cause its independent auditor to cooperate, at Presidio’s expense, with HCC and its independent auditor to enable HCC to prepare financial statements, including pro forma financial information for Presidio that may be required by HCC for the filing of regulatory applications with Governmental Entities or otherwise required for the Contemplated Transactions. Without limiting the generality of the foregoing, Presidio agrees that it will (a) consent to the use or incorporation of such audited and reviewed financial statements in any registration statement, periodic report or other document that it is required to be delivered to shareholders of HCC or Presidio, or as otherwise required to be filed by HCC and (b) execute and deliver, and cause its officers to execute and deliver, such “representation” letters as are customarily delivered for audits and as the independent auditors or Presidio or HCC may respectively commercially reasonably request under the circumstances.

Section 5.20    Third Party Consents; Estoppels.

(a)    Presidio shall use its commercially reasonable efforts to obtain and deliver to HCC before the Effective Time the Required Third Party Consents (in the form satisfactory to HCC) promptly after the date of this Agreement, including those required for the waiver, approval or consent to assignment for all the Real Property Leases and the Presidio Material Contracts. Subject to Presidio being able to continue to conduct its operations in the ordinary course of business and satisfy the conditions to Closing set forth herein, Presidio shall cooperate with HCC with respect to Real Property Leases and Material Contracts which may continue in effect following the Effective Time. If Presidio shall fail to obtain any such Required Third Party Consent, Presidio shall use commercially reasonable efforts, and shall take any such actions reasonably requested by HCC, to minimize any material adverse effect on the consummation of the Merger and the Merger on HCC and its Subsidiaries’ businesses and financial condition resulting, or that would be reasonably likely to result after the Effective Time, from the failure to obtain such consent.

(b)    Presidio shall use its commercially reasonable efforts to obtain and deliver to HCC before the Effective Time, lessor estoppel certificates and nondisturbance agreements (in the form reasonably satisfactory to HCC) relative to each Leased Real Property before the Closing Date.

(c)    Presidio shall deliver to HCC on the Closing Date a duly executed counterpart to a customary trademark assignment for each trademark that constitutes Presidio Owned IP, in a form reasonably satisfactory to HCC.

(d)    Any fees and charges or other consideration, however designated, that are payable for any approval, consent, assignment or estoppel letter required by this Section 5.20 shall be promptly paid by and shall be the sole responsibility of Presidio.

Section 5.21    Assignment of Insurance Policies.

(a)    Before the Effective Time, Presidio shall use reasonable commercial efforts to obtain consents to the partial or complete assignments of any of its insurance policies if requested to do so by HCC, to the extent necessary to maintain the benefits to HCC and the Surviving Corporation of such policies as they apply to Presidio. Presidio shall also inform HCC no later than five business days before the Closing Date of any material unfiled insurance claims to the knowledge of Presidio, and for which it believes coverage exists.

(b)    Before the Effective Time if requested by HCC, Presidio and HCC shall cooperate to determine the most appropriate methodology to obtain “tail” insurance coverage at such limits, mutually agreeable to the parties, for Errors and Omissions, Bankers and Blanket Bond coverage and any other insurance policies of Presidio as mutually agreed.

Section 5.22    Takeover Provisions. No party shall take any action that would cause the Contemplated Transactions to be subject to requirements imposed by any Takeover Provisions, and each party shall, if any Takeover Provision becomes applicable to this Agreement and the Contemplated Transactions, take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from or if necessary challenge the validity or applicability of any applicable Takeover Provision as now or hereafter in effect.

Section 5.23    Customer Notices and Communications. On and after the later of the date of receipt of all Requisite Regulatory Approvals (disregarding any statutory waiting periods) and the date the Requisite Presidio Vote and Requisite HCC Vote has been obtained, Presidio shall permit HBC to provide one or more written notices (which may be joint notices from Presidio and HBC) to customers of Presidio describing the proposed Merger, the effect on customers, planned transition procedures and similar information. Presidio shall have the right to review and approve the substance any such communications. HBC shall consult with Presidio, and Presidio upon request shall assist HBC, in sending necessary or appropriate customer notifications and communications as prepared by HBC, to advise such customers of the impending transaction and of HBC’s plans following the Effective Time.

Section 5.24    Tax Opinions. HCC and Presidio shall use their respective reasonable commercial efforts to cause counsel to HCC and counsel to Presidio to render opinions that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, provided, however, that such counsel shall have received representation letters executed and delivered by the appropriate executive officers of HCC and Presidio acceptable to such counsel.

Section 5.25    Rule 16b-3. HCC shall, prior to the Effective Time, take all such actions as may be required to cause the transactions contemplated by Article I and any other dispositions of equity securities of Presidio (including derivative securities) or acquisitions of equity securities of HCC in connection with this Agreement by each individual who at the Effective Time is or will become a director or executive officer of HCC subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act. In further of the foregoing, prior to the Effective Time, (i) the HCC Board shall adopt resolutions that specify (A) the name of each individual whose acquisition of shares of HCC Common Stock is to be exempted, (B) the number of shares of HCC Common Stock to be acquired by each such individual and (C) that the approval is granted for purposes of exempting the acquisition from Section 16(b) of the Exchange Act under Rule 16b-3(d) of the Exchange Act. HCC shall provide to Presidio and its counsel for its review (x) copies of such resolutions to be adopted by the HCC Board prior to such adoption and (y) copies of such resolutions as adopted.

Section 5.26    Certain Employee Arrangements. Effective as of the Closing Date (a) HBC will enter into employment arrangements with the individuals listed on Section 5.26(a) of the HCC Disclosure Schedule on the terms set forth therein, (b) the employment agreements currently in effect as of the date of this Agreement between Presidio and the employees listed on Section 5.26(b) of the HCC Disclosure Schedule will be terminated (but not the Supplemental Executive Retirement Agreements, Split Dollar Life Insurance Agreements or other similar benefits), and (c) the individuals listed on Section 5.26(c) of the HCC Disclosure Schedule will be paid on the Closing Date the amounts set forth therein for “Involuntary Termination without Cause or Voluntary Termination for Good Reason or Termination based on the Bank’s election not to extend the Term of Employment following a Change of Control” pursuant to such individual’s employment agreement identified on Section 3.22 of the Presidio Disclosure Schedule notwithstanding their continual employment with HBC following the Closing. Each Presidio employee that receives a severance payment or a Change in Control Payment on or before the Closing Date shall execute and deliver to HCC a release in a form reasonably satisfactory to HCC.

Section 5.27    Appointment of Directors. HCC agrees to take all action necessary to appoint or elect, effective as of the Effective Time, Stephen G. Heitel and two additional directors of Presidio, each of whom shall be mutually agreeable to HCC and Presidio, as directors of HCC and HBC (collectively, the “Presidio Directors”). Each individual shall serve until the first annual meeting of shareholders of HCC following the Effective Time, until his or her successor is elected and qualified. Subject to the fiduciary duties of the HCC Board, HCC shall include such individuals on the list of nominees for director presented by the HCC Board and for which the HCC Board shall solicit proxies at the two annual meetings of shareholders of HCC following the Effective Time.

Section 5.28    Termination of IT Agreements. Presidio and HCC shall use reasonable commercial efforts to terminate certain Information Services Agreements set forth on Section 5.28 of the Presidio Disclosure Schedule as soon as practicable on or following the Closing Date.

Section 5.29    Public Announcement. The initial press release as to this Agreement and the Contemplated Transactions shall be a release mutually agreed to by Presidio and HCC. Thereafter, each of Presidio and HCC agree that no public release or announcement concerning the Contemplated Transactions shall be issued by any party without the prior written consent of the other party, except as required by applicable Law or the rules or regulations of any applicable United States securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.30    Subordinated Notes. As of the Effective Time, HBC shall use its commercially reasonable efforts to assume the obligations of Presidio under the Subordinated Notes in accordance with their terms.

Section 5.31    Further Assurances. Subject to the terms of this Agreement, (a) each party covenants that it will use its commercially reasonable efforts to bring about the Contemplated Transactions as soon as practicable and (b) each of the parties hereto agrees to use all commercially reasonable efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable under applicable Law to consummate and make effective the Contemplated Transactions at the earliest practicable time.

Section 5.32    Confidentiality. All information disclosed by one party to any other party to this Agreement, whether prior or after the date of this Agreement, including any information obtained pursuant to this Agreement or the negotiations relating to this Agreement, shall be kept confidential by such other party and shall not be used by such other party otherwise as herein contemplated. If this Agreement is terminated, each party shall return all documents furnished in connection with this Agreement, shall destroy all documents or portions thereof prepared by such other party that contain information furnished by another party pursuant to this Agreement, and, shall hold all information confidential unless or until such information is or becomes a matter of public knowledge. The Confidentiality Agreement shall remain in full force and effect following the Effective Time or termination of this Agreement under its terms.

ARTICLE VI

CONDITIONS

Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a)    Shareholder Approvals. The Requisite Presidio Vote and the Requisite HCC Vote shall have been obtained.

(b)    Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and none of the Requisite Regulatory Approvals shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Burdensome Condition.

(c)    No Injunctions or Restraints; Illegality. No Order issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or the other Contemplated Transactions shall be in effect. No Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

(d)    Registration Statement. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)    NASDAQ. The shares of HCC Common Stock to be issued in the Merger upon consummation of the Merger and issued upon the exercise of the Assumed Options or Restricted Stock Units shall be approved for listing on the NASDAQ Global Market.

(f)    HCC Shareholder Actions. HCC shall have obtained the approval of its shareholders on or prior to the Effective Time to (i) increase the number of authorized shares of common stock in a sufficient amount to complete the Merger and (ii) increased the size of the HCC Board and board of directors of HBC by three seats.

Section 6.02    Conditions to Obligations of HCC. The obligations of HCC to effect the Merger are also subject to the satisfaction or waiver by HCC on or before the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of Presidio set forth in Section 3.02, Section 3.03(b)(ii)(A), Section 3.04(a), Section 3.04(b), Section 3.06, Section 3.25 and Section 3.26 shall be true and correct in all material respects, (without giving effect to any “materiality,” “Presidio Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date);

(ii)    The representations and warranties of Presidio set forth in Section 3.01(a), the second sentence of Section 3.02 (except to the extent de minimis), the third, fourth and fifth sentence of Section 3.02 (except to the extent de minimis), Section 3.03(a), Section 3.03(b)(i), and Section 3.05(a)(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date); and

(iii)    The representations and warranties of Presidio set forth in this Agreement (other than the representations and warranties that are the subject of clauses (i) and (ii) of this Section 6.02(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “Presidio Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct has not had, and would not reasonably be expected, individually or in the aggregate, to have, a Presidio Material Adverse Effect.

(b)    Performance of Obligations of Presidio. Presidio shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time.

(c)    Presidio Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have a Presidio Material Adverse Effect.

(d)    Opinion of Tax Counsel. HCC shall have received an opinion from Buchalter, A Professional Corporation, legal counsel to HCC, dated the Closing Date, to the effect that on the basis of the facts and representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Buchalter, A Professional Corporation, may require and rely upon representations contained in a letter from each of HCC and HBC and in a letter from Presidio. Presidio shall have delivered to HCC a certificate substantially in a form and substance reasonably acceptable to Buchalter, A Professional Corporation, dated as of the Closing Date, signed on behalf of Presidio by its Chief Executive Officer or Chief Financial Officer.

(e)    Final Closing Balance Sheet. Presidio shall have delivered to HCC the Final Closing Balance Sheet under the terms and conditions of Section 5.17.

(f)    Directors’ Resignations. HCC shall have received the written resignation of each director of Presidio (in such director’s capacity as a director) effective as of the Effective Time.

(g)    Dissenting Shareholders. Holders of not in excess of 10% of the outstanding shares of Presidio Common Stock shall have duly perfected their dissenters’ rights under California law.

(h)    Ancillary Agreements. Each of the Voting and Support Agreements substantially in the form of Exhibit A, the Non-Competition, Non-Solicitation and Non-Disclosure Agreements substantially in the form of Exhibit B-1, B-2 and B-3, and the Non-Solicitation and Non-Disclosure Agreements substantially in the form of B-4 have been delivered to HCC as of the date of this Agreement, and, at the Effective Time, such Voting and

Support Agreements, Non-Competition, Non-Solicitation and Non-Disclosure agreements and Non-Solicitation and Non-Disclosure agreements shall be in full force and effect and no material breach of any of their terms shall have occurred.

(i)    FIRPTA Certificate. Presidio shall have delivered to HCC a properly executed statement from Presidio that meets the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date in a form and substance reasonably acceptable to HCC.

(j)    Officers Certificate. HCC shall have received a certificate, signed on behalf of Presidio by its Chief Executive Officer and Chief Financial Officer, stating that the conditions set forth in Section 6.02(a), Section 6.02(b), Section 6.02(c), and Section 6.02(f) have been satisfied.

(k)    Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to HCC and to HCC’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) a copy of the resolutions of the Presidio Board and the shareholders of Presidio evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions and certified by the Secretary of Presidio as true and correct copies thereof as of the Closing, which resolutions shall be in full effect.

Section 6.03    Conditions to Obligation of Presidio. The obligation of Presidio to effect the Merger is also subject to the satisfaction or waiver by Presidio on or before the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of HCC set forth in Section 4.03(b)(ii)(A), Section 4.04(a), Section 4.04(d), Section 4.05 and Section 4.09, shall be true and correct in all material respects (without giving effect to any “materiality,” “HCC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date);

(ii)    The representations and warranties of HCC set forth in Section 4.01(a), the second sentence of Section 4.02 (except to a de minimis extent), Section 4.03(a), Section 4.03(b)(i) and Section 4.03(b)(ii), shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date); and

(iii)    The representations and warranties of HCC set forth in this Agreement (other than the representations and warranties that are the subject of clauses (i) and (ii) of this Section 6.03(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “HCC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a HCC Material Adverse Effect.

(b)    Performance of Obligations of HCC. HCC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time.

(c)    HCC Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or would reasonably be expected to have an HCC Material Adverse Effect.

(d)    Officer’s Certificate. Presidio shall have received a certificate signed on behalf of HCC by its Chief Executive Officer and Chief Financial Officer stating that the conditions specified in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.

(e)    Opinion of Tax Counsel. Presidio shall have received an opinion from Manatt, Phelps & Phillips, LLP (“Manatt”), legal counsel to Presidio, dated the Closing Date, to the effect that on the basis of the facts and representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt may require and rely upon representations contained in a letter from each of HCC and HBC and a letter from Presidio. HCC shall have delivered to Presidio a certificate substantially in a form and substance reasonably acceptable to Manatt, dated as of the Closing Date, signed on behalf of HCC by its Chief Financial Officer.

(f)    Presidio Directors.    The Presidio Directors shall have been appointed to the Boards of Directors of HCC and HBC effective as of the Effective Time.

(g)    Closing Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to Presidio and to Presidio’s counsel, and they shall each have received all such counterpart originals and certified or other copies of such documents as they may reasonably request. Such documents shall include (but not be limited to) the following a copy of the resolutions of the Boards of Directors and the shareholders of HCC evidencing the requisite approval of this Agreement, the Merger, and the other Contemplated Transactions, certified by the Secretary of HCC as true and correct copies thereof as of the Closing.

ARTICLE VII

TERMINATION

Section 7.01    Termination. This Agreement may be terminated before the Effective Time (whether before or after adoption of this Agreement by Presidio’s shareholders):

(a)    by mutual written consent of HCC and Presidio;

(b)    by HCC or Presidio if the Merger shall not have been consummated by 11:59 p.m. Pacific Time on or before March 1, 2020 (the “End Date”), except that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to a party whose failure to perform any obligation required to be performed by such party was the primary cause of or resulted in the failure of the Merger to be consummated on or before the End Date;

(c)    (i) by either HCC or Presidio if any Governmental Entity which must grant a Requisite Regulatory Approval has denied such approval and such denial has become final and nonappealable, (ii) by either HCC or Presidio if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable Order enjoining or otherwise prohibiting the consummation of the Contemplated Transactions, unless such denial or Order shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement or (iii) by HCC if any Requisite Regulatory Approval includes or will not be issued without the imposition of a Burdensome Condition;

(d)    by either HCC or Presidio if (i) the HCC Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite HCC Vote shall not have been obtained or (ii) the Presidio

Meeting (including any postponements or adjournments thereof) shall have been held and the Requisite Presidio Vote shall have not been obtained, except that the party seeking to terminate this Agreement under this Section 7.01(d) shall have complied in all material respects with its obligations under Section 5.06 (including by complying with an adjournment or postponement requests), and that the right to terminate this Agreement under this Section 7.01(d) will not be available to a party where the failure to obtain the approval of its shareholders has been caused by (A) its material breach of this Agreement or (B) in the case of Presidio, a breach of one or more of the Voting and Support Agreements.

(e)    by HCC if (i) the Presidio Board effects a Change in Recommendation or (ii) Presidio shall have breached the provisions set forth in Section 5.04 (except to the extent de minimis);

(f)    by HCC (if HCC is not otherwise in material breach of this Agreement) (i) if (A) Presidio breaches any of its representations and warranties made on the date of this Agreement, or any such representations and warranties shall become untrue after the date of this Agreement, in each case such that the conditions set forth in Section 6.02(a) would not be satisfied, and (B) such inaccuracy, if capable by its nature or timing, of cure has not been cured by Presidio before the earlier of the End Date or 30 days after its receipt of written notice of such breach, or (ii) if Presidio breaches any of its covenants contained in this Agreement such that the condition set forth in Section 6.02(b) (except to the extent de minimis) would not be satisfied and such breach if curable by its nature or timing shall not have been cured before the earlier of the End Date or 30 days following receipt of written notice from HCC of such breach;

(g)    by Presidio (if Presidio is not otherwise in material breach of this Agreement) (i) if (A) HCC breaches any of its representations and warranties made on the date of this Agreement, or any such representations and warranties shall become untrue after the date of this Agreement, in each case such that the condition set forth in Section 6.03(a) would not be satisfied, and (B) such inaccuracy, if capable of cure by its nature or timing, has not been cured by HCC before of the End Date or 30 days after its receipt of written notice of such breach, or (ii) if HCC breaches any of its covenants contained in this Agreement such that the condition set forth in Section 6.03(b) (except in each case to the extent de minimis) would not be satisfied and such breach if curable by its nature or timing shall not have been cured before the End Date or 30 days following HCC’s receipt of written notice from Presidio of such breach; or

(h)    by Presidio, if before the receipt of the Requisite Presidio Vote, Presidio (i) has not breached Section 5.04 or Section 5.06(e) (except in each case to the extent de minimis) (ii) receives an unsolicited bona fide written Superior Proposal from any person that is not withdrawn, (iii) pays HCC the Termination Fee in immediately available funds and (iv) simultaneously or substantially simultaneously with such termination Presidio enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

Section 7.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall be of no further force or effect, except that (a) Section 5.03(b), Section 5.32, this Section 7.02, Section 7.03, and Article VIII shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability for fraud or any willful and intentional breach of this Agreement.

Section 7.03    Expenses; Termination Fees.

(a)    Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)    Presidio agrees to pay HCC an amount equal to $8,000,000 (the “Termination Fee”) if this Agreement is terminated:

(i)    by HCC pursuant to Section 7.01(e);

(ii)    by Presidio pursuant to Section 7.01(h); or

(iii)    (A) by HCC or Presidio pursuant to Section 7.01(b) and the Requisite Presidio Vote has not been obtained, (B) by HCC or Presidio pursuant to Section 7.01(d)(ii) (C) by HCC pursuant to Section 7.01(d)(ii) and, in any case of clause (A), (B) or (C), (x) on or before the date of any such termination an Acquisition Proposal shall have been publicly announced, disclosed, or otherwise made known to the Presidio shareholders generally, the senior management of Presidio or the Presidio Board and (y) Presidio enters into a definitive agreement as to such Acquisition Proposal, or such Acquisition Proposal is consummated or Presidio enters into any letter of intent, agreement in principle, acquisition agreement or similar contract as to such Acquisition Proposal within 12 months following termination of this Agreement. The term “Acquisition Proposal” for purposes of this Section 7.03(b)(iii) shall have the meaning set forth in Section 8.15, except that all references to 15% shall be deemed references to 50%.

The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of the Merger and Contemplated Transactions and that without these agreements the parties would not enter into this Agreement. The parties further acknowledge and agree that the remedies set forth in this Section 7.03(b) shall be the sole and exclusive remedies for any losses or damages incurred by HCC or Presidio, or arising from the termination of this Agreement pursuant to any Section giving rise to HCC’s or Presidio’s obligation to pay such amount.

(c)    A Termination Fee required to be paid pursuant to Section 7.03(b)(i) shall be paid within two business days after termination of this Agreement. A Termination Fee required to be paid pursuant to Section 7.03(b)(ii) shall be paid on or before the date of termination. Any Termination Fee payable pursuant to Section 7.03(b)(iii) shall be paid within two business days after the event giving rise to such payment.

(d)    If Presidio fails to pay when due any amount payable under this Section 7.03, then Presidio, as applicable, shall reimburse the other for all reasonable documented costs and expenses (including the reasonable fees of outside counsel) incurred in connection with the enforcement of its right to payment under this Section 7.03, along with interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to 1.5% over the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.01    Amendment. This Agreement may be amended at any time before the Effective Time by the parties (by action taken or authorized by their respective boards of directors), whether before or after adoption of this Agreement by the shareholders of Presidio or HCC, except that after any such shareholder approval of this Agreement, no amendment shall be made to this Agreement that applicable Law requires further approval or authorization by the shareholders of Presidio or HCC without such further approval or authorization. This Agreement may not be amended, except by a written instrument signed by or on behalf of each of the parties.

Section 8.02    Remedies Cumulative; Waiver.

(a)    The rights and remedies of the parties are cumulative and not alternative. Neither any failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law (i) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (ii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b)    At any time before the Effective Time, HCC (as to Presidio) and Presidio (as to HCC), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 8.03    No Survival. The representations, warranties and covenants in this Agreement shall terminate at the Effective Time, except that those covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or part, after the Effective Time, shall survive the consummation of the Merger until fully performed.

Section 8.04    Entire Agreement. This Agreement, together with the Confidentiality Agreement, the Presidio Disclosure Schedule, the HCC Disclosure Schedule, the Voting and Support Agreements, and the Non-Competition and Non-Solicitation Agreements constitute the entire agreement among the parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the parties as to the subject matter this Agreement and thereof. Upon execution hereof, that certain letter of intent by and between HCC and Presidio dated as of April 2, 2019 shall be terminated in its entirety.

Section 8.05    Execution of Agreement; Counterparts.

(a)    The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

(b)    The exchange of signed copies of this Agreement or of any other document contemplated by this Agreement (including any amendment or any other change thereto) by any electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of an original Agreement or other document for all purposes. Signatures of the parties transmitted by any electronic means referenced in the preceding sentence shall be deemed to be original signatures for all purposes.

Section 8.06    Governing Law. This Agreement and the agreements, instruments, and documents contemplated by this Agreement, shall be governed by, and construed according to, the laws of the State of California, without regard to any applicable principles of conflicts of law that might require the application of the laws of any other jurisdiction.

Section 8.07    Exclusive Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the State Court of the State of California or the United States District Court for the Northern District of California, (b) agrees that all claims as to such action or proceeding shall be heard and determined exclusively under clause (a) of this Section 8.07, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice under Section 8.10 of this Agreement.

Section 8.08    Assignments and Successors. No party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties. Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns.

Section 8.09    No Third-Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties) any right, benefit, or remedy of any nature whatsoever under or by this Agreement other than the provisions of Section 5.11 and Section 5.12 (which are intended to be for the benefit of those persons covered thereby, but whose consent shall not be required to amend any provision of this Agreement).

Section 8.10    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (c) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (d) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 8.10.

Presidio:	Presidio Bank
One Montgomery Street
Suite 2300
San Francisco, CA 94104
	Attention:	Stephen G. Heitel
Chief Executive Officer
	Email Address:	sheitel@presidiobank.com

with a copy to (which shall not constitute notice hereunder):

Manatt, Phelps & Phillips, LLP
One Embarcadero Center
30th Floor
San Francisco, CA 94111
	Attention:	Craig D. Miller, Esq. and Dieu Nguyen, Esq.
	Email:	cmiller@manatt.com and
dhnguyen@manatt.com

HCC:	Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113
	Attention:	Walter T. Kaczmarek
President and Chief Executive Officer
	Email Address:	Walt.Kaczmarek.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, a Professional Corporation
1000 Wilshire Boulevard
Suite 1500
Los Angeles, CA 90017-2457
	Attention:	Mark A. Bonenfant, Esq.
	Email Address:	mbonenfant@buchalter.com

Section 8.11    Enforcement of Agreement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur if any of the provisions of this Agreement were not performed under their specific terms or were otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement). Accordingly, each of the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any California Court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.12    Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 8.13    Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner materially adverse to any party.

Section 8.14    Interpretation. In this Agreement unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa, (b) reference to any person includes such person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually, (c) reference to any gender includes each other gender, (d) reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time under the terms thereof, (e) reference to any Law means such Law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision, (f) “hereunder,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular section or other provision, (g) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term, (h) all exhibits or schedules Exhibited hereto or referred to herein are hereby incorporated herein and made a part of this Agreement as if set forth in full herein, (i) “or” is used in the inclusive sense of “and/or,” (j) as to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding,” (k) references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or before the date of this Agreement to the party to whom such representations and warranties are being made), (l) reference to the “consummation of the Contemplated Transactions” shall be deemed to refer the consummation of the Contemplated Transactions on a timely basis and (m) any reference to the consent of a party means a consent not unreasonably withheld or delayed unless otherwise specified.

Section 8.15    Definitions. For purposes of this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means an agreement that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution of this Agreement, in either case containing provisions that require any counterparty(ies) thereto (and any of its (their) Representatives named therein) that receive material non-public information of or as to Presidio to keep such information confidential. In the case of clause (b), such agreement shall (i) not prohibit Presidio from providing information to HCC or require Presidio to negotiate on an exclusive basis with such counterparty(ies) thereto (and any of its (their) Representatives named therein) and (ii) contains such terms and conditions that are at least as materially protective of Presidio’s confidential information as those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any proposal, offer, indication of interest or inquiry from any person or group for, whether in one transaction or a series of related transactions, or relating to any (a) merger, consolidation, share exchange or business combination involving more than 15% of the outstanding shares total voting power of any class or series of the capital stock of Presidio, (b) sale, lease, exchange, mortgage, transfer or other disposition directly or indirectly by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of Presidio representing 15% or more of the consolidated business, assets of Presidio, measured either by book value or fair market value, (c) issuance, sale or other disposition by Presidio of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power associated with the outstanding voting of any class or series of equity securities of Presidio, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 15% or more of the outstanding Presidio Common Stock or any class of equity securities of Presidio, (e) recapitalization, liquidation, dissolution or other similar type of transaction as to Presidio which would result in any person or group acquiring 15% or more of the fair market value of the assets of Presidio taken as a whole or (f) any other consolidation, business combination, joint venture recapitalization or similar transaction involving Presidio if the holders of shares of Presidio Common Stock immediately before such transaction do not in the aggregate own at least 85% of each of the outstanding shares of Presidio Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Presidio Common Stock immediately before the consummation thereof. The term “Acquisition Proposal” shall not include the Merger or any of the other Contemplated Transactions. If any material change is made to any Acquisition Proposal, such altered Acquisition Proposal shall be considered a separate and distinct Acquisition Proposal.

“Affiliate” means, as to any person, any other person that directly or indirectly controls, is controlled by or is under common control with such first person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities by Contract or otherwise. Neither Presidio nor any of its Affiliates shall be deemed an Affiliate of HCC for purposes of this Agreement before the Effective Time, and neither HCC nor any of its Affiliates shall be deemed an Affiliate of Presidio for purposes of this Agreement before the Effective Time.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“business day” means any day, other than Saturday, Sunday or any day on which banking institutions located in San Jose, California are authorized or required by applicable Law or other governmental action to close.

“Call Report” means a Report of Condition and Income filed by a banking institution with the applicable banking agency.

“Change In Control Payments” means pursuant to a Contract any amount paid, payable or reasonably expected to become payable by Presidio as of the Closing Date resulting from the Merger pursuant to the terms of any Contract existing before or concurrently with the execution of this Agreement.

“Charter Documents” means certificate or articles of incorporation (including certificates of designation), by-laws, and other organizational documents, as amended, and as currently in effect.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Confidentiality Agreement” means the Confidentiality Agreement entered into by and between Presidio and HCC on February 6, 2019.

“Contract” means any legally binding and enforceable written or oral agreement, contract, understanding, instrument, arrangement, commitment or undertaking of any nature.

“Effect” means any effect, event, fact, development, condition, change, occurrence or circumstance.

“Environmental Laws” means any applicable Law, Order, or Government Authorization by any Governmental Entity as in effect on or before the date of this Agreement relating to (a) the protection, preservation or restoration of the environment, health, safety, or natural resources (including air, noise, odor, wetlands, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), (b) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, threatened release or disposal of Hazardous Substance and (c) the contamination or any injury to persons or property from exposure to any Hazardous Substance. The term Environmental Law includes (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq, the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq, the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq, the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq, the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq, the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq, the Occupational Safety and Health Act, as amended, 29 USC 651 et seq and all comparable state and local laws and (ii) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance as in effect on or before the date of this Agreement.

“Equity Investment” means (a) an Equity Security, (b) an ownership interest in any company or other entity or a membership interest that includes a voting right in any person or (c) any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

“Equity Security” means any capital stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, any security convertible or exercisable into such a security, any security or Contract including any option, warrant or right to acquire a security or to subscribe to or purchase any such security, and any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“GAAP” means United States generally accepted accounting principles applied period to period applicable to banks or banking holding companies for the period in question.

“Governmental Authorization” means any (a) permit, license, certificate, franchise, permission, consent or approval, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Entity or pursuant to applicable Law (including any filing, application or registration required to obtain or maintain any of the foregoing) or (b) right under any Contract with any Governmental Entity.

“Governmental Entity” means any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, or other government or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, board, commission, instrumentality, official, organization, unit or body and any court or other tribunal) or (d) any Regulatory Agency.

“Hazardous Substance” means any (a) substance, chemical, waste, product, pollutants, contaminants, derivative, compound, material, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import, (b) petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls and (c) any other materials regulated under Environmental Laws.

“HCC Closing Price” means the aggregate volume weighted average per share price of the closing prices of HCC Common Stock on the NASDAQ Global Market and reported on www.nasdaq.com for the 10 consecutive trading days ending on the last business day immediately before the Closing Date (rounded to two decimal places) whether or not trades occurred on those days (subject to adjustment as provided below, except that if no trades of HCC Common Stock occur on a given trading day than the closing price on the next preceding day when a trade shall have occurred shall be deemed to be the closing price on such day for the purposes this Agreement). In the event HCC pays, declares or otherwise affects a stock split, reverse stock split, reclassification or stock dividend or stock distribution as to HCC Common Stock between the date of this Agreement and the Closing Date, appropriate adjustments will be made to the HCC Closing Price.

“HCC Disclosure Schedule” means the confidential disclosure schedule delivered by HCC to Presidio concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article IV of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure), and each of which disclosures shall also be deemed to be incorporated by reference into the representations and warranties made by HCC to Presidio under Article IV.

“HCC Equity Plans” means the Amended and Restated 2004 Equity Plan and 2013 Equity Incentive Plan.

“HCC Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance, of HCC, taken as a whole or (b) prevents or materially delays, or its reasonably likely to prevent or materially delay the ability of the HCC to perform its obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis. A HCC Material Adverse Effect shall not include an Effect arising out of relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the Contemplated Transactions, the announcement of the Merger or the other Contemplated Transactions, (iii) any outbreak or escalation of war or hostilities or any act of terrorism, (iv) changes in the trading price or trading volume of HCC Common Stock in and of itself, but not including the underlying reasons thereof, (v) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements or (vi) any action taken by HCC or any of its Subsidiaries with Presidio’s express written consent or any action taken by HCC or any of its Subsidiaries that was expressly required to be taken pursuant to the terms of this Agreement, except that any Effect referred to in clauses (i), (iii) or (v) immediately above shall be taken into account in determining whether a HCC Material Adverse Effect has occurred or is reasonably be expected to occur to the extent that Effect has a disproportionate effect on the HCC and its Subsidiaries, taken as a whole, compared to other participants in the financial industries in which the HCC and its Subsidiaries conduct their businesses.

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether owned, used, or held for use under license, whether registered or unregistered, including such rights in and to (a) trademarks, and the goodwill associated therewith, (b) patents and inventions, invention disclosures, discoveries, and improvements, whether or not patentable, (c) Trade Secrets, and confidential information and rights to limit the use or disclosure thereof by any person, (d) all works of authorship (whether copyrightable or not), copyrights, and databases (or other collections of information, data works, or other materials), (e) software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) designs and industrial designs, (g) Internet domain names and websites, (h) rights of publicity and other rights to use the names and likeness of individuals and (i) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Entity in any jurisdiction.

“Investment Security” means any equity security or debt security defined in Accounting Standards Codification Topic 320.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means, as to any person, information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the person’s business.

“knowledge” means the facts, events, circumstances and other information that as of the date of this Agreement the president, the chief executive officer, the chief financial officer, the chief operating officer or the chief credit officer of Presidio or HCC, knows as a result of the performance of his or her duties, or that any such officer of a bank or bank holding company reasonably should know in the normal course of his or her duties or would reasonably be expected to know after reasonable inquiry.

“Law” or “Laws” means any domestic or foreign laws, common law, statutes, ordinances, rules, regulations, codes, publicly available written regulatory guidelines and policies, Orders or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity.

“Leased Real Property” means all real property and premises that Presidio leases, subleases or otherwise uses or occupies, or has the right to use or occupy, pursuant to a Real Property Lease.

“Legal Action” means any complaint, action, suit, litigation, grievance, arbitration, mediation, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel.

“liability” (or “liabilities”) means any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, lien, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“Loan Property” means any property in which Presidio presently holds a direct or indirect security interest securing a Loan or other extension of credit made by them, or any property obtained through foreclosure or similar legal proceedings.

“Loan” means any loan, loan agreement, note, extension of credit, advance, borrowing arrangement, including leases, letter of credit, credit enhancements, commitments, and guarantees, and any modification, renewal or extension thereof.

“Mortgage Loans” means Loans secured by real property or interests in real property that are or were owned, originated (or in the process of origination), made, entered into, serviced or subserviced by Presidio.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, decision, writ, assessment, citation, injunction ruling, decree, cease-and-desist, order, regulatory directive, judgment, consent, agreement, mandatory regulatory board resolution, memorandum of understanding, regulatory agreement, extraordinary supervising letter or similar arrangement with or similar submission to, or from any Governmental Entity, whether temporary, preliminary or permanent.

“ordinary course of business” means any action taken by Presidio or HCC or any of its respective Subsidiaries, as applicable, that is consistent in nature, scope and magnitude with past practices and is taken in the ordinary course of the normal, day-to-day operations, policies and methodologies.

“parties” for purposes of this Agreement means HCC, HBC and Presidio.

“Permitted Liens” means as to any person (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, imperfections or irregularities of title and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties or with respect to such assets.

“person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Presidio Disclosure Schedule” means the confidential disclosure schedule delivered by Presidio to HCC concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article III of this Agreement to which it relates (unless and to the extent relevance to other representations and warranties is reasonably apparent from the actual text of the disclosure) and each of which disclosures shall be deemed to be incorporated by reference into the representations and warranties by Presidio to HCC under Article III.

“Presidio Equity Plans” means the Presidio Bank 2016 Equity Incentive Plan and the Presidio Bank Amended and Restated 2006 Stock Option Plan.

“Presidio ERISA Affiliate” means any person that together with Presidio would be treated as a single employer within the meaning of ERISA Section 4001(b)(1) or 414(b), (c), (m) or (o) of the Code.

“Presidio 401(k) Plan” means the Presidio Bank 401(k) Plan.

“Presidio IP” means all Intellectual Property owned, used, held for use, or exploited by Presidio, including all Presidio Owned IP and Presidio Licensed IP.

“Presidio Licensed IP” means the Intellectual Property owned by a third party that Presidio has a right to use or exploit under a License Agreement.

“Presidio Material Adverse Effect” means an Effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business, condition, capitalization, assets, liabilities, operations, or financial performance of Presidio, taken as a whole, or (b) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Presidio to perform its obligations under this Agreement or to consummate the Merger or the other Contemplated Transactions on a timely basis. A Presidio Material Adverse Effect shall not include an Effect arising out of relating to or resulting from (i) changes generally affecting the economy, financial or securities markets, (ii) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the Contemplated Transactions, the announcement of the Merger or the other Contemplated Transactions, (iii) any outbreak or escalation of war, hostilities or any act of terrorism or sabotage, (iv) changes in the trading price or trading volume of Presidio Common Stock in and of itself, but not including the underlying reasons thereof, (v) general conditions in the financial industry, including changes in laws, regulations rules, GAAP or regulatory accounting requirements, or (vi) any changes made or actions taken or not taken by Presidio at the express request or with the express written consent of HCC or that was expressly required to be taken pursuant to the terms of this Agreement, except that any Effect referred to in clauses (i), (iii) or (v) immediately above shall be taken into account in determining whether a Presidio Material Adverse Effect has occurred or is reasonably be expected to occur to the extent that Effect has a disproportionate effect on Presidio taken as a whole, compared to other participants in the financial industries in which Presidio conducts its business.

“Presidio Owned IP” means the Intellectual Property that is owned by Presidio.

“Previously Disclosed” means, (a) when used as to Presidio, information set forth by Presidio in the Presidio Disclosure Schedule and (b) when used as to HCC, means (i) information set forth by HCC in the HCC Disclosure Schedule or (ii) information disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by HCC, as applicable, since December 31, 2017 but prior to the date of this Agreement (excluding any disclosures set forth under the heading “Risk Factors” and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature).

“Professional Expenses” means the fees and expenses of all attorneys, accountants, investment bankers and other outside advisors and agents for services rendered in connection with or in contemplation of this Agreement and the Contemplated Transactions.

“Real Property Lease” means all leases, subleases and other agreements under which Presidio leases, uses or occupies, or has the right to use or occupy, any real property.

“Regulatory Agencies” means the (a) the FDIC, (b) the DBO (California), and any other state banking or other state authority, (c) the FRB, (d) the U.S. Small Business Administration, (e) any other federal state or foreign regulatory authority and (f) any self-regulatory organizations.

“Representatives” means officers, directors, employees, managers, agents, attorneys, accountants, advisors, and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Subordinated Notes” means the Presidio Bank 8.0% Subordinated Notes due September 30, 2024.

“Subsidiary” (or “Subsidiaries”) means, when used as to any party, any corporation or other organization, whether incorporated or unincorporated, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions for such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal that (a) is obtained not in breach of this Agreement, on terms that the Presidio Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by HCC to adjust the terms and conditions of this Agreement)), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the person making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the person making such proposal, and this Agreement are more favorable from a financial point of view to its shareholders than the Merger, (b) is reasonably likely to receive all necessary regulatory approvals on a timely basis and otherwise be consummated on a timely basis on the term proposed and (c) does not contain any condition to closing or similar contingency as to the ability of the person making such proposal to obtain financing, or, if subject to financing, such financing is reasonably committed to the third party making the Acquisition Proposal and is reasonably likely to be provided. For purposes of this definition, the term “Acquisition Proposal” shall have the meaning set forth in the above definition of Acquisition Proposal, except that all references to 15% shall be deemed references to 100%.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means (a) all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed as to such amounts and any interest as to such penalties and additions and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other person at any time prior to and through the Effective Time.

“Tax Returns” means any return, declaration, report, form claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority as to Taxes, including any elections, declarations, disclosures, schedules, estimates and information returns, and including any amendment thereof.

“Trade Secrets” means all secrets and other confidential information, ideas, knowledge, concepts know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, broker lists, potential brokers, rate sheets, market studies, marketing plans, business plans, concepts, strategies or products, computer software and data base technologies, systems, structures as well as all documents, reports, drawings, designs, plans, and proposals otherwise pertaining to same), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Law.

“Transaction Expenses” means (a) any contract termination fees payable to vendors as to which Presidio has agreed to terminate as of the Effective Time or such other time as may be appropriate including the costs and expenses of terminating data processing licenses and contracts indicated in Section 3.32 of the Presidio Disclosure Schedule, (b) Change in Control Payments, (c) Professional Expenses, (d) Presidio accounting and valuation fees and expenses rendered solely in connection with the Contemplated Transactions, (e) director and officer insurance premiums and costs and (f) Presidio costs of holding the Presidio Meeting, printing and mailing the Joint Proxy Statement/Prospectus and soliciting the Requisite Presidio Vote.

“Treasury Department” means the United States Department of Treasury.

“Treasury Regulations” means all temporary and final regulations promulgated under the Code by the U.S. Department of the Treasury.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, as amended, 29 U.S.C. §§ 2101-2109.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed as of the date first written above by their respective officers thereunto duly authorized.

HERITAGE COMMERCE CORP

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:	/s/ Walter T. Kaczmarek
Walter T. Kaczmarek
Chief Executive Officer

PRESIDIO BANK

By:	/s/ Stephen G. Heitel
Stephen G. Heitel
Chief Executive Officer

EXHIBIT A

Form of Voting and Support Agreement

This Voting and Support Agreement (this “Agreement”) is dated as of May 16, 2019, by and between each of the undersigned holders identified on Exhibit A attached hereto (each, a “Shareholder”) of common stock, no par value per share (“Presidio Common Stock”), of Presidio Bank, a California state-chartered banking corporation (“Presidio”), and Heritage Commerce Corp, a California corporation (“HCC”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

RECITALS

A.    Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California state-chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B.    Shareholder beneficially owns, or directly or indirectly has sole or shared voting power, or the right to direct the voting to the number of shares of Presidio Common Stock identified on Exhibit A attached hereto (such shares, together with all shares of Presidio Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the “Shares”).

C.    It is a condition to the willingness of HCC to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of and as a condition to HCC entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by HCC in connection therewith, Shareholder, solely in Shareholder’s capacity as a shareholder of Presidio agrees as follows:

SECTION 1. Agreement to Vote Shares. While this Agreement is in effect, at any meeting of shareholders of Presidio however called or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, Shareholder shall:

(a)    appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum;

(b)    vote (or cause to be voted), in person or by proxy, all the Shares, in favor of (i) adoption and approval of the Merger Agreement and the transactions contemplated thereby, and (ii) approval of any other matter that is required by Law or a Governmental Entity to be approved by the shareholders of Presidio to facilitate the transactions contemplated by the Merger Agreement, including the Merger; and

(c)    vote (or cause to be voted), in person or by proxy, all the Shares, against (or in opposition to) (i) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Presidio contained in the Merger Agreement, (ii) other than the Merger Agreement and the Merger, any extraordinary corporate transaction (including a merger, consolidation or other business combination involving Presidio), (iii) any Acquisition Proposal and (iv) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of Shareholder’s obligations under this Agreement.

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SECTION 2. No Transfers.

(a)    Until the earlier of the termination of this Agreement or the Requisite Presidio Vote and except in connection with the exercise of stock options or settlement of restricted stock units under the Presidio Equity Plans, Shareholder shall not directly or indirectly (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding as to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means (each of the foregoing actions in this clause (i), a “Transfer”), (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect Shareholder’s power, authority and ability to comply with and perform Shareholder’s covenants and obligations under this Agreement. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder’s trustee in any bankruptcy or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until termination of this Agreement.

(b)    Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

(c)    Shareholder shall notify HCC promptly (and in any event within three business days) in writing of the number of any additional shares of Presidio Common Stock or other securities of Presidio of which Shareholder acquires beneficial or record ownership on or after the date hereof.

(d)    Shareholder authorizes and instructs Presidio to enter a stop transfer order as to all of the Shares for the period from the date of this Agreement through the date this Agreement is terminated in accordance with Section 6. Presidio agrees that it shall comply with such stop transfer instructions.

SECTION 3. Representations and Warranties of Shareholder. As of the date of this Agreement, Shareholder represents and warrants to Presidio and HCC as follows:

(a)    If Shareholder is an entity, Shareholder has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

(b)    Shareholder has all requisite capacity and authority to enter into and perform Shareholder’s obligations under this Agreement.

(c)    This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d)    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of the Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated under this Agreement will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of Shareholder’s Affiliates is a party or by which Shareholder or any of Shareholder’s Affiliates or any of their respective properties or assets (including the Shares) is bound, or any Law to which Shareholder is subject or any organizational document of Shareholder.

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(e)    Shareholder is the record and beneficial owner (or is the trustee that is the record holder and whose beneficiaries are the beneficial owners) and has good title to all of the Shares set forth on Exhibit A attached hereto, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own of record or beneficially any shares of capital stock of Presidio other than the Shares (other than shares of capital stock subject to stock options or restrictive stock units over which Shareholder will have no voting rights until the exercise of such stock options or restricted stock units). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Shareholder has and will have at all times during the term of this Agreement (subject to applicable community property laws) (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 of the Agreement, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case as to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by Shareholder during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, except that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

(f)    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated under this Agreement will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity or other third party.

(g)    There is no Legal Action pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s Affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform Shareholder’s obligations under this Agreement or to consummate the transactions contemplated under this Agreement on a timely basis.

(h)    Shareholder understands and acknowledges that Presidio is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

SECTION 4. No Solicitation. Except as otherwise expressly permitted under Section 5.04(b) or Section 5.06(e), from and after the date of this Agreement until the termination of this Agreement pursuant to Section 6 of this Agreement, Shareholder, solely in Shareholder’s capacity as a shareholder of Presidio, shall not, nor shall Shareholder authorize or direct any of Shareholder’s partners, officers, directors, advisors or Representatives, or any Affiliate to (a) initiate, solicit, induce or encourage, or take any action to facilitate the making of any inquiry, offer or proposal which constitutes or could reasonably be expected to lead to an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access to any Person (other than HCC) any information or data as to Presidio or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent as to an Acquisition Proposal, (d) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, (e) approve or recommend or propose publicly to approve or recommend any agreement, agreement in principle or letter of intent as to an Acquisition Proposal, (f) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) as to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (g) initiate a shareholders’ vote or action by consent of Presidio’s shareholders as to an Acquisition Proposal or (h) except by reason of this

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Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) as to any voting securities of Presidio that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Person other than HCC as to any possible Acquisition Proposal.

SECTION 5. Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to HCC in the event of a breach of any of the provisions of this Agreement and that HCC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that HCC has an adequate remedy at law. Shareholder submits to the jurisdiction of such court in any such action. In addition, after discussing the matter with Shareholder, HCC shall have the right to inform any third party that HCC reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with HCC set forth in this Agreement may give rise to claims by HCC against such third party in addition to any other remedy to which they may be entitled at law or in equity. Shareholder agrees that Shareholder will not seek and agrees to waive any requirement for the securing or posting of a bond in connection with HCC’s seeking or obtaining such equitable relief.

SECTION 6. Term of Agreement; Termination. The term of this Agreement shall commence on the date of this Agreement. This Agreement will terminate and cease to have any force or effect upon the earliest to occur of (a) the Effective Time, (b) the written consent of the parties hereto to terminate this Agreement and (c) the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder, except that any such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

SECTION 7. Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

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(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 7(d).

If to HCC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.:     Walter T. Kaczmarek

               President and Chief Executive Officer

Email Address:  Walt.Kaczmarek@herbank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter

A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn:     Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Shareholder, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Shareholder and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HCC, and any purported assignment without such consent shall be null and void. HCC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Shareholder represents and warrants that Shareholder has carefully read this Agreement; that Shareholder executes this Agreement with full knowledge of the contents of this

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Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Shareholder has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

(j)    Certain Events. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, Shareholder’s heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by Shareholder, Shareholder or, as applicable, Shareholder’s heirs, executors, guardians, administrators, trustees or successors, shall remain liable for the performance of all obligations under this Agreement.

(k)    No Ownership Vested. Nothing contained in this Agreement shall be deemed to vest in Presidio, HCC or any other Person any direct or indirect ownership or incidence of ownership.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HERITAGE COMMERCE CORP

By:
Walter Kaczmarek
President and Chief Executive Officer

PRESIDIO BANK

By:	/s/ Stephen G. Heitel
Stephen G. Heitel
Chief Executive Officer

SHAREHOLDER

Print Name:

Address for Notices:

Email Address:

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EXHIBIT A

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EXHIBIT B-1

Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement for

Directors listed on Schedule B-1

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned director (“Director”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A.    Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B.    Director is a director of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Director holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Director holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Director is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Director agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Director and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Director, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

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“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Director’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Director has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Director: Director acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Director agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Director is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Director’s position with Presidio, Director has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Director recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Director were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Director were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Director is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Director in all respects.

Section 3.    Non-competition. During the Applicable Period, Director shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), own, manage, operate, control, or have any interest in the ownership, management, operation, or control of or be connected as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent, or representative of or with, any Financial Institution engaged in providing Financial Services in the Restricted Area. Notwithstanding anything to the contrary Director shall not be prohibited from making a passive investment not to exceed 5% of the outstanding shares of any class of equity securities of another Financial Institution.

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Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Director will not directly or indirectly without the prior consent of HBC (which consent will not be unreasonably withheld by HBC):

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically directed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Director (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Director, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Director may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Director is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Director makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Director set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Director, on the one hand, and HCC or

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HBC on the other, and the existence of any claim or cause of action by Director against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Director, as the case may be), shall not constitute a defense to the enforcement of such covenants against Director, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Director under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Director under this Agreement shall terminate only on the mutual agreement of Director, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Director acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Director agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Director or any Affiliates, agents, or any other persons acting for or with Director in any capacity whatsoever, is an appropriate remedy for any such breach and that Director will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Director submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Director or receiving from Director assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Director in activities in violation of Director’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Director, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any

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restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.: Walter T. Kaczmarek

           President and Chief Executive Officer

Email Address: walt.kaczmarek@herbank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Director, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Director and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to

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the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Director represents and warrants that Director has carefully read this Agreement; that Director executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Director has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

DIRECTOR

Print Name:

Address for Notices:

Email Address:

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SCHEDULE B-1

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

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EXHIBIT B-2

(Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

for Directors listed on Schedule B-2)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned director (“Director”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A.    Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B.    Director is a director of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Director holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Director holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Director is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Director agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Director and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Director, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.1

[1]	For one scheduled director 12 months for Section 3 and 24 months for Section 4.

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“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Director’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Director has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Director: Director acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Director agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Director is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Director’s position with Presidio, Director has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Director recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Director were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Director were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Director is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Director in all respects.

Section 3.    Non-competition. During the Applicable Period, Director shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), be connected as a director, executive officer, managing member manager or general partner engaged with, any Financial Institution in providing Financial Services in the Restricted Area.

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Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Director will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically directed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Director (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Director, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Director may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Director is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Director makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Director set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Director, on the one hand, and HCC or

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HBC on the other, and the existence of any claim or cause of action by Director against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Director, as the case may be), shall not constitute a defense to the enforcement of such covenants against Director, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Director under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Director under this Agreement shall terminate only on the mutual agreement of Director, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Director acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Director agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Director or any Affiliates, agents, or any other persons acting for or with Director in any capacity whatsoever, is an appropriate remedy for any such breach and that Director will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Director submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Director or receiving from Director assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Director in activities in violation of Director’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Director, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any

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restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.: Walter T. Kaczmarek

           President and Chief Executive Officer

Email Address: walt.kaczmarek@herbank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Director, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Director and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to

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the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Director represents and warrants that Director has carefully read this Agreement; that Director executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Director has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

DIRECTOR

Print Name:
Address for Notices:

Email Address:

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SCHEDULE B-2

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

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EXHIBIT B-3

(Form of Non-Competition, Non-Solicitation and Non-Disclosure Agreement

for Executive Officers listed on Schedule B-3)

NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-COMPETITION, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned executive officer (“Executive”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A.    Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B.    Executive is an executive officer of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Executive holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Executive holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Therefore, Executive is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Executive agrees to refrain from competing with and using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Executive and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Executive, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

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“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial services provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Executive’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Executive has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Executive: Executive acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Executive agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Executive is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Executive’s position with Presidio, Executive has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Executive recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Executive were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Executive were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Executive is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Executive in all respects.

Section 3.    Non-competition. During the Applicable Period, Executive shall not directly or indirectly without the prior written consent of HBC (which consent will not be unreasonably withheld by HBC), own, manage, operate, control, or have any interest in the ownership, management, operation, or control of or be connected as a shareholder, member, partner, principal, director, officer, manager, investor, organizer, founder, trustee, employee, advisor, consultant, agent, or representative of or with, any Financial Institution engaged in providing Financial Services in the Restricted Area. Notwithstanding anything to the contrary Executive shall not be prohibited from making a passive investment not to exceed 5% of the outstanding shares of any class of equity securities of another Financial Institution.

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Section 4.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Executive will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically addressed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 4 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 5.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Executive (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Executive, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Executive may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Executive is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Executive makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 6.    Independence of Obligations. The covenants of Executive set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Executive, on the one hand, and HCC

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or HBC on the other, and the existence of any claim or cause of action by Executive against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Executive, as the case may be), shall not constitute a defense to the enforcement of such covenants against Executive, or against HCC or HBC, as applicable.

Section 7.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 7, the obligations of Executive under Section 3 and Section 4 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 7, and except as provided in subsection (b) of this Section 7, the obligations of Executive under this Agreement shall terminate only on the mutual agreement of Executive, on the one hand, and HCC or HBC, on the other hand.

Section 8.    Specific Performance. Executive acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Executive agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Executive or any Affiliates, agents, or any other persons acting for or with Executive in any capacity whatsoever, is an appropriate remedy for any such breach and that Executive will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Executive submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Executive or receiving from Executive assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Executive in activities in violation of Executive’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Section 9.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3, Section 4 and Section 5 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Executive, HCC and HBC each consider the restrictions contained in Section 3, Section 4 and Section 5 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any

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restriction contained in Section 3, Section 4 or Section 5 is unenforceable against any party, the provisions of Section 3, Section 4 or Section 5 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 9(d).

If to HCC or HBC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.: Walter T. Kaczmarek

           President and Chief Executive Officer

Email Address: walt.kaczmarek@herbank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Executive, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Executive and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to

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the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Executive represents and warrants that Executive has carefully read this Agreement; that Executive executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Executive has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

EXECUTIVE

Print Name:

Address for Notices:

Email Address:

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SCHEDULE B-3

(Non-Competition, Non-Solicitation and Non-Disclosure Agreement)

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EXHIBIT B-4

Form of Non-Solicitation and Non-Disclosure Agreement for Certain Executive Officers

listed on Schedule B-4

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 16, 2019, is made by and among Heritage Commerce Corp, a California corporation (“HCC”), Heritage Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of HCC (“HBC”), and the undersigned executive (“Executive”) of Presidio Bank, a California banking corporation (“Presidio”). This Agreement shall become effective on the Effective Time of the Merger (defined below).

RECITALS

A. Concurrently with the execution of this Agreement, Presidio and HCC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof, (the “Merger Agreement”), pursuant to which Presidio shall merge with and into Heritage Bank of Commerce, a California chartered banking corporation and wholly owned subsidiary of HCC (the “Merger”) and, in connection with the Merger, each outstanding share of Presidio Common Stock will be converted into the right to receive the Merger Consideration.

B. Executive is an executive officer of Presidio and beneficial owner of Presidio common stock and is entitled to receive the Merger Consideration. Executive holds restricted stock units of Presidio (“RSUs”) that will be converted into shares of HCC common as provided in the Merger Agreement. Executive holds stock options issued by Presidio that will be assumed by HCC and become exercisable into HCC Common Stock as provided in the Merger Agreement. Executive is also receiving certain change in control and/or other payments under Executive’s current employment agreement with Presidio dated [*], which contract is not being assumed by HBC. Therefore, Executive is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement.

C.    As a condition and an inducement to the willingness of HCC and HBC to enter into the Merger Agreement, and to protect the goodwill, trade secrets and other intellectual property of Presidio from and after the Effective Time of the Merger, Executive agrees to refrain from using trade secrets or soliciting customers or employees of Presidio and, from and after the Effective Time of the Merger, HBC as successor to Presidio, in accordance with the terms of this Agreement.

D.    Executive and HCC and HBC intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 and further intend for it to be fully enforceable.

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the merger agreement, and intending to be legally bound hereby, Executive, HCC and HBC agree as follows:

Section 1.    Definitions. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement the following terms have the following meanings.

“Applicable Period” means from and after the Effective Time of the Merger for the period ending 24 months after the Effective Time of the Merger.

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“Customer” means any Person with whom Presidio has an existing relationship for Financial Services (as defined below) from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Business” means the provision of Financial Services conducted by Presidio at any time from the date of execution of the Merger Agreement until immediately prior to the Effective Time of the Merger.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking or financial service provided by a Financial Institution (including any Financial Institution in formation), including the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, consumer and other loans; the issuance, origination, sale and servicing of letters of credit; the solicitation and provision of deposit services and services related thereto; and the provision of wire transfer, direct payment, foreign currency exchange, and other customary community banking services provided by Presidio prior to the Effective Time of the Merger.

“Prospective Customer” means any Person with whom Presidio, to Executive’s knowledge, has specifically pursued a relationship to provide Financial Services at any time between the date of execution of the Merger Agreement and the Effective Time of the Merger.

“Restricted Area” means the following counties located in the State of California, Alameda, Contra Costa, Santa Clara, San Mateo, San Francisco, Marin, Solano, Napa and Sonoma.

“Trade Secrets” means all information recognized as a “trade secret” under California’s Uniform Trade Secrets Act, and includes information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, lists of Customers and Prospective Customers, the identity of Customers and Prospective Customers, broker lists, potential brokers, rate sheets, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of Presidio and HCC, HBC and their respective Subsidiaries of which Executive has acquired, or may hereafter acquire, knowledge and possession as a shareholder, executive, director, officer or employee of Presidio or, if applicable, HCC or HBC, or as a result of the transactions contemplated by the Merger Agreement.

Section 2.    Acknowledgements by Executive: Executive acknowledges that:

(a)    HCC and HBC would not enter into the Merger Agreement unless Executive agrees not to enter into an activity that is competitive with or similar to the Business in violation of this Agreement. This Agreement is a material inducement for HCC and HBC to enter into the Merger Agreement. Accordingly, Executive is entering into this Agreement with HCC and HBC to induce each of them to enter into the Merger Agreement.

(b)    By virtue of Executive’s position with Presidio, Executive has developed considerable expertise in the business operations of Presidio and has access to Trade Secrets of Presidio. Executive recognizes that HCC and HBC would be irreparably damaged, and its substantial investment in Presidio materially impaired, if Executive were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Executive were to solicit employees of Presidio or HBC as successor to Presidio from and after the Effective Time of the Merger in violation of the terms of this Agreement. Accordingly, Executive is voluntarily entering into this Agreement and acknowledge that the terms and conditions of this Agreement are fair and reasonable to Executive in all respects.

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Section 3.    Non-solicitation. During the Applicable Period on behalf of any Financial Institution, Executive will not directly or indirectly:

(a)    take any affirmative action to attempt to solicit or solicit for hire (in any capacity), any Person who was an officer or employee of Presidio or, from and after the Effective Time of the Merger, HBC as successor to Presidio;

(b)    solicit or aid in the solicitation of any Customer or Prospective Customer for Financial Services, or

(c)    induce or attempt to induce any Person who is a Customer or Prospective Customer, or induce or attempt to induce any supplier, distributor, officer or employee of Presidio as of the date of this Agreement or immediately prior to the Effective Time of the Merger or HBC, as applicable, in each case, to terminate such Person’s relationships with HBC as successor to Presidio or disparage the goodwill of HCC, HBC or Presidio. As used in this Agreement “solicitation” or “solicit” includes by personal contact, telephone, facsimile, social media, internet, mail, email or other form of communication specifically addressed to the employee, Customer or Prospective Customer.

The prohibitions set forth in this Section 3 shall not apply to general solicitations or the general advertising or general solicitations not specifically directed at such Person(s).

Section 4.    Trade Secrets.

(a)    Other than for the benefit of Presidio, or as otherwise approved by Presidio, and, after the Effective Time of the Merger, other than for the benefit of HCC and/or HBC or as otherwise approved by HCC or HBC (at their respective sole and absolute discretion) in writing, Executive (i) shall make no use of the Trade Secrets, or any part thereof, (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of HBC, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Executive, to HBC.

(b)    Notwithstanding any provision of this Agreement to the contrary, Executive may disclose or reveal any information, whether including in whole or in part any Trade Secrets, that Executive is required to disclose or reveal under any applicable Law or is otherwise required to disclose or reveal by any Governmental Entity, provided that Executive makes a good faith request that the confidentiality of the Trade Secrets be preserved and, to the extent not prohibited by any applicable Law, gives HBC prompt notice of such requirement in advance of such disclosure and exercises reasonable efforts to preserve the confidentiality of such Trade Secrets, including, by reasonably cooperating with HCC and HBC to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such Trade Secrets by the Governmental Entity or other recipient of the Trade Secrets.

(c)    Pursuant to 18 U.S.C. 1833(b), an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

Section 5.    Independence of Obligations. The covenants of Executive set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Executive, on the one hand, and HCC

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or HBC on the other, and the existence of any claim or cause of action by Executive against Presidio, HCC, HBC, or any of their respective Affiliates (or the existence of any claim or cause of action by HCC or HBC against Executive, as the case may be), shall not constitute a defense to the enforcement of such covenants against Executive, or against HCC or HBC, as applicable.

Section 6.    Termination.

(a)    This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger in accordance with its terms.

(b)    Unless sooner terminated pursuant to subsection (a) of this Section 6, the obligations of Executive under Section 3 shall terminate at the end of the Applicable Period.

(c)    Unless sooner terminated under subsection (a) of this Section 6, and except as provided in subsection (b) of this Section 6, the obligations of Executive under this Agreement shall terminate only on the mutual agreement of Executive, on the one hand, and HCC or HBC, on the other hand.

Section 7.    Specific Performance. Executive acknowledges and agrees that irreparable injury will result to HCC and HBC in the event of a breach of any of the provisions of this Agreement and that HCC and HBC may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy HCC and HBC may have, Executive agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Executive or any Affiliates, agents, or any other persons acting for or with Executive in any capacity whatsoever, is an appropriate remedy for any such breach and that Executive will not oppose the granting of such relief on the basis that HCC and HBC has an adequate remedy at law. Executive submits to the jurisdiction of such court in any such action. In addition, HCC and HBC shall have the right to inform any third party that HCC and HBC reasonably believes to be, or to be contemplating, participating with Executive or receiving from Executive assistance in violation of this Agreement, of the terms of this Agreement and the rights of HCC and HBC under this Agreement, and that participation by any such persons with Executive in activities in violation of Executive’s agreement with HCC and HBC set forth in this Agreement may give rise to claims by HCC and HBC against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Section 8.    Miscellaneous.

(a)    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party to this Agreement. No waiver of any provisions of this Agreement by any party shall be deemed a waiver of any other provisions of this Agreement by any such party, nor shall any such waiver be deemed a continuing waiver of any provision of this Agreement by such party.

(b)    Attorney’s Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party is entitled.

(c)    Severability. It is the desire and intent of the parties to this Agreement that the provisions of Section 3 and Section 4 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that, although Executive, HCC and HBC each consider the restrictions contained in Section 3 and Section 4 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that any restriction contained in

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Section 3 and Section 4 is unenforceable against any party, the provisions of Section 3 and Section 4 (as applicable) shall be deemed amended to apply to the maximum extent as such court may judicially determine or indicate to be enforceable. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provision of this Agreement shall for any reason be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

(d)    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) transmitter’s confirmation of a receipt of a transmission to the email address sent below, (iii) four days after having been sent by registered or certified mail, return receipt requested, postage prepaid or (iv) one business day after deposit with an internationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address or address as subsequently modified by written notice given under this Section 8(d).

If to HCC or HBC:

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, California 95133

Attn.: Walter T. Kaczmarek

           President and Chief Executive Officer

Email Address: walt.kaczmareck@heribank.com

with a copy to (which shall not constitute notice hereunder):

Buchalter, A Professional Corporation

1000 Wilshire Boulevard, Suite 1500

Los Angeles, California 90017-2457

Attn: Mark A. Bonenfant, Esq.

Email Address: mbonenfant@buchalter.com

If to Executive, to the address noted on the signature page hereto.

(e)    Binding Effect; Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Executive and Presidio shall each not be entitled to assign its obligations hereunder without the prior written consent of HBC, and any purported assignment without such consent shall be null and void. HCC and HBC may assign its rights under this Agreement to any Person or its Affiliates.

(f)    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. The Superior Courts of the California in the county of Santa Clara and the United States District Court for the Northern District of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to

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the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(d) of this Agreement, or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner provided in this Agreement.

(g)    Independent Review and Advice. Executive represents and warrants that Executive has carefully read this Agreement; that Executive executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences of this Agreement, and any and all rights which any party may have as to the other parties; that Executive has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and as to the rights and asserted rights arising out of such matters.

(h)    Headings. The descriptive headings of the Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)    Execution and Counterparts. Signatures sent by facsimile or electronically shall have the same force an effect as manual signed originals. This Agreement may be executed in one or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

HERITAGE COMMERCE CORP

By:
Name:	Walter T. Kaczmarek
Title:	President and Chief Executive Officer

HERITAGE BANK OF COMMERCE

By:
Name:	Walter T. Kaczmarek
Title:	Chief Executive Officer

EXECUTIVE

Print Name:

Address for Notices:

Email Address:

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SCHEDULE B-4

Non-Solicitation and Non-Disclosure Agreement

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EXHIBIT C

FORM OF

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of May 16, 2019 (this “Agreement”), is made and entered into by and between Heritage Bank of Commerce, a California banking corporation (“HBC”), and Presidio Bank, a California banking corporation (“Presidio”).

WHEREAS, HBC is a wholly-owned subsidiary of Heritage Commerce Corp, a California corporation (“HCC”); and

WHEREAS, the Boards of Directors of HCC, HBC and Presidio have approved, and deem it advisable and in the best interests of HCC, HBC, Presidio and their respective shareholders, that HBC and Presidio consummate the business transaction provided for in this Agreement in which Presidio would merge with and into HBC (the “Merger”) as contemplated in that certain Agreement and Plan of Merger and Reorganization dated as of [●] [●], 2019 by and among HCC, HBC and Presidio (the “Plan of Merger”), providing, among other things, for the execution and filing of this Agreement and the consummation of the Merger.

NOW, THEREFORE, in consideration of the promises and mutual agreements contained in this Agreement, the parties to this Agreement hereby agree that Presidio shall be merged with and into HBC in accordance with the provisions of the laws of the State of California upon the terms and subject to the conditions set forth as follows:

Section 1.01    The Merger.

(a)    Effective Time. The Merger shall become effective on the date and at the time that this Agreement of Merger, as certified by the California Secretary of State, is filed with the California Department of Business Oversight—Division of Financial Institutions, or as set forth in such filing as provided under Section 4887(b) of the California Financial Code (the “Effective Time”).

(b)    Effect of the Merger. At the Effective Time, Presidio shall be merged with and into HBC and the separate corporate existence of Presidio shall cease. HBC shall be the surviving corporation (the “Surviving Corporation”) in the Merger. The Surviving Corporation shall thereupon succeed, without other transfer, to all rights and properties of, and shall be subject to all the debts and liabilities of, Presidio and the separate existence of Surviving Corporation as a California corporation, with all its purposes, objects, rights, powers, privileges and franchises, shall continue unaffected and unimpaired by the Merger.

(c)    Name of Surviving Corporation. The name of the Surviving Corporation shall be “Heritage Bank of Commerce”.

(d)    Offices. All branch offices of HBC and Presidio which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by HBC or Presidio and applicable regulatory authorities after the date of this Agreement.

(e)    Further Actions. Presidio shall execute and deliver any documents and instruments and take all action, as requested by the Surviving Corporation, necessary or desirable to evidence or carry out the Merger.

Section 2.01    Corporate Governance Matters.

(a)    Articles of Incorporation and Bylaws. From and after the Effective Time and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the

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Effective Time shall be and continue to be the Articles of Incorporation and Bylaws of the Surviving Corporation.

(b)    Board of Directors and Officers. The directors and officers of HBC at the Effective Time will be the directors and officers of the Surviving Corporation until they are removed or their successors are elected and qualified, subject to the addition of any new directors and officers who may be elected or appointed by HBC as contemplated in the Plan of Merger1.

Section 3.01    Treatment of Shares.

(a)    Cancellation of Certain Presidio Common Stock. Each share of Presidio common stock, no par value (“Presidio Common Stock”), that is owned by HCC or Presidio (as treasury stock or otherwise) or any of their respective Subsidiaries, other than those shares held in a fiduciary capacity, will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)    Shares of Presidio. At the Effective Time, by virtue of the Merger, and without any action on the part of the holders of Presidio Common Stock, each share of Presidio Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Presidio Common Stock to be cancelled and retired in accordance with Section 3.01(a) and shares that are “dissenting shares” within the meaning of Chapter 13 of the GCL) shall be converted into the right to receive 2.470 shares (“Per Share Exchange Ratio”) of HCC common stock, no par value (“HCC Common Stock”), together with any cash in lieu of fractional shares.

(c)    Shares of HBC. All shares of HBC Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding.

Section 4.01    Treatment of Stock Options, Restricted Stock and Restricted Stock Units.

(a)    Stock Options. Each outstanding stock option (“Presidio Stock Option”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans (as defined below), whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into an option to acquire shares of HCC Common Stock as provided below (an “Assumed Option”), and such Assumed Options shall be assumed by HCC on substantially the same terms and conditions as were applicable under the corresponding Presidio Stock Option immediately before the Effective Time, except that after the Effective Time (i) each Assumed Option shall be exercisable (or shall become exercisable by its terms) for a number of shares of HCC Common Stock equal to the product of (A) the number of shares of Presidio Common Stock that would be issuable upon exercise of such Assumed Option outstanding immediately before the Effective Time multiplied by (B) the Per Share Exchange Ratio, rounded to the nearest whole share and (ii) the per share exercise price for the HCC Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient determined by dividing (A) the per share exercise price for such Presidio Stock Option outstanding immediately before the Effective Time by (B) the Per Share Exchange Ratio, rounded to the nearest whole cent. The term “Presidio Equity Plans” means the Presidio 2016 Equity Incentive Plan and the Presidio 2006 Stock Option Plan.

(b)    Restricted Stock Units. At the Effective Time each outstanding restricted stock unit (“Restricted Stock Units”) granted by Presidio to its directors, officers, employees and consultants under the Presidio Equity Plans, whether or not vested, shall cease to represent the right to acquire shares of Presidio Common Stock and shall instead be converted automatically into the right to acquire shares of HCC Common Stock at the Effective Time. The number of shares of HCC Common Stock subject to each Restricted Stock Unit shall be equal to the number of shares of Presidio Common Stock subject to the Restricted Stock Unit immediately prior to the Closing Date multiplied by the Per Share Exchange Ratio, which number of shares of HCC Common Stock shall be delivered to the holders of Restricted Stock Units at Closing, together with cash in lieu of any fractional shares.

[1]	Names of new directors/executive officers arising from transaction.

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(c)    Restricted Stock. Immediately prior to the Effective Time, any vesting conditions applicable to each award of restricted common stock of Presidio granted under a Presidio Equity Plan shall, automatically and without any action on the part of the holder thereof and consistent with the terms of the Presidio Equity Plan, accelerate in full and such restricted stock shall become free of any restrictions and any repurchase right shall lapse, and the holder thereof shall be entitled to receive shares of HCC Common Stock in accordance with the Per Share Exchange Ratio, together with cash in lieu of fractional shares, less any applicable taxes required to be withheld with respect to such vesting.

Section 5.01    Conditions Precedent. The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the closing of the Merger of all of the conditions to the Merger set forth herein and in the Plan of Merger.

Section 6.01    Procurement of Approvals. HBC and Presidio shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement of Merger, subject to and in accordance with the applicable provisions of the Plan of Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the governmental authorities as may be required by applicable laws and regulations.

Section 7.01    Termination and Amendment.

(d)    Termination. Notwithstanding the approval of this Agreement by the shareholders of Presidio or HBC, this Agreement shall terminate prior to the Effective Time in the event that the Plan of Merger shall be terminated as therein provided.

(e)    Amendment. This Agreement may be amended by HBC and Presidio at any time prior to the Effective Time without the approval of the shareholders of HBC or Presidio with respect to any of its terms except any change in its principal terms, the terms relating to the form or amount of consideration to be delivered to Presidio shareholders in the Merger or as may otherwise be required by the Plan of Merger or by law. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

(f)    Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall be deemed but one and the same instrument.

[Continued and to be signed on following page]

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IN WITNESS WHEREOF, the parties have duly executed this Merger Agreement as of the date first written above.

HERITAGE BANK OF COMMERCE

By:
Keith Wilton
President

By:
Debbie Reuter
Corporate Secretary

PRESIDIO BANK

By:
James R. Woolwine
Chairman

By:
Cheryl Whiteside
Corporate Secretary

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DISCLOSURE SCHEDULES

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Annex B

May 16, 2019

Board of Directors

Heritage Commerce Corp

150 Almaden Boulevard

San Jose, CA 95113

Members of the Board:

We understand that Heritage Commerce Corp (“Parent”) and its wholly-owned subsidiary, Heritage Bank of Commerce (“Heritage”), propose to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with Presidio Bank (the “Company”) pursuant to which, among other things, the Company will merge with and into Heritage (the “Transaction”) and each share of common stock of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), other than Dissenting Shares, will be converted into the right to receive 2.470 shares of Parent common stock (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

Capitalized terms used herein without definition have the respective meanings ascribed to them in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Parent in the proposed Transaction.

In connection with preparing our opinion, we have reviewed, among other things:

(i)	a draft of the Agreement, dated May 14, 2019;

(ii)

certain financial statements and other historical financial and business information about the Parent and the Company made available to us from published sources and/or from the internal records of the Parent and the Company that we deemed relevant;

(iii)

certain publicly available analyst earnings estimates for Parent for the years ending December 31, 2019 and December 31, 2020 and an estimated long-term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Parent;

(iv)

financial projections for the Company for the years ending December 31, 2019, December 31, 2020, and December 31, 2021, and an estimated long term growth rate for the years thereafter, in each case as discussed with, and confirmed by, senior management of Parent;

(v)	the current market environment generally and the banking environment in particular;

(vi)	the market and trading characteristics of selected public companies and selected public bank holding companies in particular;

(vii)	the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

Investment Banking

611 Anton Boulevard • Suite 600 • Costa Mesa, CA 92626 • (714) 327-8800 • FAX (714) 327-8700

www.dadavidson.com/Investment-Banking

(viii)	the relative contributions of the Parent and Company to the combined company;

(ix)	the pro forma financial impact of the Transaction, taking into consideration the amounts and timing of the transaction costs, cost savings and revenue enhancements;

(x)	the net present value of the Parent and Company with consideration of projected financial results; and

(xi)

such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of Parent and Company concerning the business, financial condition, results of operations and prospects of the Parent and Company.

In arriving at our opinion, we have, with your consent, assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to, discussed with or reviewed by or for us. We have not independently verified (nor have we assumed responsibility for independently verifying) such information or its accuracy or completeness. We have relied on the assurances of management of the Parent that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading. We have not undertaken or been provided with any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent, and have not been provided with any reports of such physical inspections. We have assumed that there has been no material change in the Company’s or Parent’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.

With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs, cost savings, and revenue enhancements) provided to or otherwise reviewed by or for or discussed with us, we have been advised by management of the Parent, and have assumed with your consent, that such projections and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Parent as to the future financial performance of the Company and Parent and the other matters covered thereby, and that the financial results reflected in such projections and estimates will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of management of Parent that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.

We are not experts in the evaluation of loan and lease portfolios, classified loans or other real estate owned or in assessing the adequacy of the allowance for loan losses with respect thereto, and we did not make an independent evaluation or appraisal thereof, or of any other specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company or Parent or any of their respective subsidiaries. We have not reviewed any individual loan or credit files relating to the Company or Parent. We have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We did not make an independent evaluation of the quality of the Company’s or Parent’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Company or Parent. We did not make an independent evaluation of the quality of the Company’s or Parent’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment securities portfolio of the Company or Parent.

We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. We also have assumed that all material governmental, regulatory or other consents, approvals, and waivers necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or Parent or the contemplated benefits of the Transaction. Further, we have assumed that the executed Agreement will not differ in any material respect from the draft Agreement, dated May 14, 2019, reviewed by us.

We have assumed in all respects material to our analysis that the Company and Parent will remain as a going concern for all periods relevant to our analysis. We express no opinion regarding the liquidation value of the Company and Parent or any other entity.

Our opinion is limited to the fairness, from a financial point of view, to Parent of the Consideration to be paid to the holders of the Company Common Stock other than the Dissenting Shares in the proposed Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction (including, without limitation, the form or structure of the Transaction) or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into in connection with the Transaction, or as to the underlying business decision by Parent to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company or Parent, or any class of such persons, relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction, or with respect to the fairness of any such compensation to Parent.

We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. In addition, our opinion does not address any legal, regulatory, tax or accounting matters, as to which we understand that Parent obtained such advice as it deemed necessary from qualified professionals.

We express no opinion as to the actual value of Parent Common Stock when issued in the Transaction or the prices at which the Parent Common Stock will trade following announcement of the Transaction or at any future time.

We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or Parent. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.

We have acted as Parent’s financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse our reasonable expenses and indemnify us against certain liabilities arising out of our engagement.

Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Parent.

In the ordinary course of our business, D.A. Davidson & Co. and its affiliates may actively trade or hold securities of the Company or Parent for our own accounts or for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. We may seek to provide investment banking or other financial services to the Company, or Parent in the future for which we would expect to receive compensation.

This fairness opinion was reviewed and approved by a D.A. Davidson & Co. Fairness Opinion Committee.

This opinion is solely for the information of the Board of Directors of Parent (solely in its capacity as such) in connection with its consideration of the merger and shall not be relied upon by any other party or disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written consent.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Transaction is fair, from a financial point of view, to Parent.

Very truly yours,

D.A. Davidson & Co.

Annex C

May 16, 2019

Board of Directors

Presidio Bank

One Montgomery Street, Suite 2300

San Francisco, CA 94104

Ladies and Gentlemen:

Presidio Bank (“Presidio”), Heritage Commerce Corp (“HCC”) and Heritage Bank of Commerce (“HBC”) are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which, at the Effective Time, Presidio will merge with and into HBC with HBC as the surviving entity (the “Merger”). Pursuant to the terms and conditions of the Agreement, each share of Presidio common stock, no par value (the “Presidio Common Stock”), issued and outstanding as of the Effective Time, except for certain shares of Presidio Common Stock as specified in the Agreement, will be converted into the right to receive 2.470 shares of HCC common stock, no par value (“HCC Common Stock”) (the “Per Share Exchange Ratio”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Exchange Ratio to the holders of Presidio Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated May 14, 2019; (ii) certain publicly available financial statements and other historical financial information of Presidio that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of HCC that we deemed relevant; (iv) certain internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021 as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio; (v) publicly available mean analyst earnings per share and dividends per share estimates for HCC for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of HCC; (vi) the pro forma financial impact of the Merger on HCC based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the Merger, as provided by the senior management of HCC; (vii) the publicly reported historical price and trading activity for Presidio Common Stock and HCC Common Stock, including a comparison of certain stock market information for Presidio Common Stock and HCC Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Presidio and HCC with similar financial institutions for which information is publicly available;

SANDLER O’NEILL+ PARTNERS, L.P.

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(ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the management of Presidio and its representatives the business, financial condition, results of operations and prospects of Presidio and held similar discussions with certain members of the management of HCC and its representatives regarding the business, financial condition, results of operations and prospects of HCC.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Presidio or HCC or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Presidio and HCC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Presidio or HCC or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Presidio or HCC. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Presidio or HCC, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Presidio or HCC. We have assumed, with your consent, that the respective allowances for loan losses for both Presidio and HCC are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021, as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio. In addition, Sandler O’Neill used publicly available mean analyst earnings per share and dividends per share estimates for HCC for the years ending December 31, 2019 and December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of HCC. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the Merger, as provided by the senior management of HCC. With respect to the foregoing information, the respective senior managements of Presidio and HCC confirmed to us that such information reflected (or, in the case of the publicly available mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Presidio and HCC, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Presidio or HCC since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Presidio and HCC will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Presidio, HCC, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Presidio has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Presidio Common Stock or HCC Common Stock at any time or what the value of HCC Common Stock will be once it is actually received by the holders of Presidio Common Stock.

We have acted as Presidio’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Presidio has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill did not provide any other investment banking services to Presidio in the two years preceding the date hereof. In the two years preceding the date hereof, Sander O’Neill did provide certain investment banking services to HCC. Most recently, Sandler O’Neill acted as book-running manager in connection with the offer and sale of HCC subordinated debt, which transaction closed in May 2017. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Presidio, HCC and their respective affiliates. We may also actively trade the equity and debt securities of Presidio, HCC and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Presidio in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Presidio as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Exchange Ratio to the holders of Presidio Common Stock and does not address the underlying business decision of Presidio to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Presidio or the effect of any other transaction in which Presidio might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Presidio or HCC, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Exchange Ratio is fair to holders of Presidio Common Stock from a financial point of view.

Very truly yours,

Annex D

Excerpt from Chapter 13 of the California Corporations Code

CALIFORNIA CORPORATIONS CODE

TITLE 1. CORPORATIONS

DIVISION 1. GENERAL CORPORATION LAW

CHAPTER 13. Dissenters’ Right

1300.

(a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

(b)	As used in this chapter, “dissenting shares” means shares to which all of the following apply:

(1)

That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

(2)

That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)	That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)	That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)	As used in this chapter, “dissenting shareholder” means the record holder of dissenting shares and includes a transferee of record.

1301. (a)	If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to

ANNEX D

require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)

Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(c)

The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

1302.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a)

If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)

Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a)

If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after

ANNEX D

the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)	Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)

On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a)

If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)

If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)

Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)

Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)

The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306.

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307.

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308.

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

ANNEX D

1309.

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a)

The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b)	The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)

The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

(d)	The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310.

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311.

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a)

No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)

If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)	If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any

ANNEX D

action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313.

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

ANNEX D

Annex E

Proposed Amendment to the Heritage Commerce Corp Articles of Incorporation

to Increase the Number of

Authorized Shares of Common Stock

ARTICLE III

a.

The total number of shares of stock that the corporation shall have authority to issue is 110,000,000 shares, which shall be divided into two classes as follows: (a) 100,000,000 shares of Common Stock, no par value and (b) 10,000,000 shares of Preferred Stock, no par value (hereinafter “Preferred Shares”).

ANNEX E

E-1

Annex F

Presidio Bank

Unaudited Financial Statements

Three Months Ended March 31, 2019

Presidio Bank

PRESIDIO BANK

BALANCE SHEETS (Unaudited)

(dollars in thousands, except share amounts)	March 31, 2019	December 31, 2018
ASSETS
Cash and due from banks	$120,880	$75,681
Available-for-sale investment securities, at fair value	50,776	52,468
Held-to-maturity investment securities, at amortized cost	563	570
Federal Reserve Bank stock, at cost	2,039	2,010
Federal Home Loan Bank stock, at cost	2,877	2,877
Loans, less allowance for loan losses of $7,463 in March 31, 2019 and $7,439 in December 31, 2018	697,651	703,500
Premises and equipment, net	2,175	2,287
Deferred tax assets, net	4,131	3,922
Bank owned life insurance	12,587	12,507
Accrued interest receivable and other assets	12,380	6,613

	$906,059	$862,435

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$366,381	$319,358
Interest bearing	427,325	439,360

Total deposits	793,706	758,718
Subordinated debt, net	9,760	9,749

Accrued interest payable and other liabilities	9,974	5,298

Total liabilities	813,440	773,765

Shareholders’ equity:
Preferred stock—no par value; 10,000,000 shares authorized, none outstanding	—	—
Common stock—no par value; 30,000,000 shares authorized; 6,311,370 at March 31, 2019 and 6,236,001 at December 31, 2018	68,728	67,978
Retained earnings	23,752	20,693
Accumulated other comprehensive income (loss), net of taxes	139	(1)

Total shareholders’ equity	92,619	88,670

Total liabilities and shareholders’ equity	$906,059	$862,435

See accompanying notes to the unaudited financial statements.

PRESIDIO BANK

STATEMENTS OF INCOME (Unaudited)

	For the Three Months Ended March 31,
(dollars in thousands, except share and per share amounts)	2019	2018
Interest and dividend income:
Interest and fees on loans	$9,616	$7,961
Interest on due from banks and other overnight deposits	389	501
Interest on investment securities	409	31
Dividend income	81	77

Total interest and dividend income	10,495	8,570

Interest expense:
Interest on deposits	756	276
Interest on subordinated debt	211	211
Interest on other borrowings	18	—

Total interest expense	985	487
Net interest income	9,510	8,083

Provision for loan losses	24	159

Net interest income after provision for loan losses	9,486	7,924

Noninterest income:
Service charges and fees	212	219
Other noninterest income	99	101

Total noninterest income	311	320

Noninterest expense:
Salaries and employee benefits	3,678	3,283
Occupancy and equipment	628	616
Other	1,319	1,309

Total noninterest expenses	5,625	5,208

Income before income taxes	4,172	3,036

Provision for income taxes	1,113	811

Net income	$3,059	$2,225

Basic earnings per common share	$0.49	$0.36

Diluted earnings per share	$0.47	$0.34

Weighted average number of shares outstanding—basic	6,197,554	6,024,617

Weighted average number of shares outstanding—diluted	6,473,002	6,398,358

See accompanying notes to the unaudited financial statements.

PRESIDIO BANK

STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	For the Three Months Ended March 31,
(dollars in thousands)	2019	2018
Net Income	$3,059	$2,225
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gain (loss) arising during the period	197	(58)
Income tax effect	(57)	8

Other comprehensive income	140	50

Comprehensive income	$3,199	$2,175

See accompanying notes to the unaudited financial statements.

PRESIDIO BANK

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(dollars in thousands)	Shares	Amount
Balance, January 1, 2019	6,236,001	$67,978	$20,693	$(1)	$88,670
Restricted stock awards granted	28,800	—	—	—	—
Restricted stock units vested	—	—	—	—	—
Restricted stock awards forfeited	(2,600)	—	—	—	—
Restricted shares withheld to cover withholding taxes	(2,581)	(64)	—	—	(64)
Exercise of stock options	51,750	509	—	—	509
Share-based compensation expense	—	305	—	—	305
Net income	—	—	3,059	—	3,059
Other comprehensive income	—	—	—	140	140

Balance, March 31, 2019	6,311,370	$68,728	$23,752	$139	$92,619

Balance, January 1, 2018	6,084,059	$65,959	$8,854	$(51)	$74,762
Restricted stock awards granted	24,750	—	—	—	—
Restricted stock units vested	—	—	—	—	—
Restricted stock awards forfeited	—	—	—	—	—
Restricted shares withheld to cover withholding taxes	(1,845)	(49)	—	—	(49)
Exercise of stock options	7,600	76	—	—	76
Share-based compensation expense	—	254	—	—	254
Net income	—	—	2,225	—	2,225
Other comprehensive income	—	—	—	(50)	(50)

Balance, March 31, 2018	6,114,564	$66,240	$11,079	$(101)	$77,218

See accompanying notes to the unaudited financial statements.

PRESIDIO BANK

STATEMENTS OF CASH FLOWS (Unaudited)

	For the Three Months Ended March 31,
(dollars in thousands)	2019	2018
Cash flows from operating activities:
Net income	$3,059	$2,225
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premiums on investment securities, net	47	6
Amortization of debt issuance costs	11	11
Amortization of tax credit investment	107	94
Depreciation and amortization	122	120
Provision for loan losses	24	159
Provision for unfunded commitments	(11)	176
Deferred loan origination fees, net	(126)	18
Share-based compensation expense	305	254
Deferred compensation expense	73	160
Deferred income tax (benefit) expense	(266)	329
Increase in surrender value of life insurance	(80)	(82)
Increase in accrued interest receivable and other assets	(5,874)	(1,893)
Increase (decrease) in accrued interest payable and other liabilities	4,627	(613)

Net cash provided by operating activities	2,018	964

Cash flows from investing activities:
Proceeds from principal payments on investment securities	1,849	462
Purchase of FRB stock	(29)	(23)
Net decrease (increase) in loans	5,951	(23,730)
Cash invested in low income housing fund	(13)	(151)
Purchase of premises and equipment	(10)	(30)

Net cash provided (used) in investing activities	7,748	(23,472)

Cash flows from financing activities:
Net increase in demand, interest-bearing and savings deposits	8,620	54,219
Net increase (decrease) in time deposits	26,368	(187)
Cash paid for withholding of taxes on share-based awards	(64)	(49)
Proceeds from the exercise of stock options	509	76

Net cash provided by financing activities	35,433	54,059

Increase in cash and cash equivalents	45,199	31,551
Cash and cash equivalents at beginning of period	75,681	137,565

Cash and cash equivalents at end of period	$120,880	$169,116

Supplemental disclosures of cash flow information:
Cash paid during the year for interest expense	$859	$488
Cash paid during the year for taxes	$1,650	$1,805
Supplemental disclosures of noncash activities:
Lease liabilities arising from obtaining right-of-use assets	$5,953	$—

See accompanying notes to the unaudited financial statements.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:    Presidio Bank (the “Bank”) is a state-chartered bank and a member of the Federal Reserve System (the “Fed”). The Bank is subject to regulation by the Fed, the California Department of Business Oversight (the “DBO”), and the Federal Deposit Insurance Corporation (the “FDIC”). The Bank’s deposits are insured by the FDIC up to applicable legal limits. The Bank is headquartered in San Francisco, California and also has branch offices in Walnut Creek, San Rafael, San Mateo and Palo Alto, California. The Bank provides traditional commercial banking services to its target market throughout Northern California, consisting of small to medium sized businesses, along with the owners and executives of those firms.

The unaudited financial statements of the Bank have been prepared pursuant to the rules and regulations for interim financial reporting. Accordingly, certain information and notes required by accounting principles generally accepted in the United States of America (“GAAP”) for annual financial statements are not included herein. The interim statements should be read in conjunction with the audited financial statements and notes that are included elsewhere in this joint proxy statement/prospectus. The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In management’s opinion, all adjustments necessary for a fair presentation of these consolidated financial statements have been included and are of a normal and recurring nature.

Subsequent Events:    Management has reviewed all events occurring from March 31, 2019 through June 28, 2019, the date the financial statements were available for issuance and no subsequent events occurred requiring accrual or disclosure except as follows:.

On May 16, 2019, the Bank entered into an Agreement and Plan of Merger and Reorganization (“Agreement”) with Heritage Commerce Corp (“HCC”) and Heritage Bank of Commerce (“HBC”). In accordance with the Agreement, the Bank will merge into HBC, and each outstanding share of the Bank will be converted into 2.47 of HCC common stock, subject to adjustment as set forth in the Agreement. Consummation of the merger is subject to, among other conditions, receipt of all requisite government regulatory approvals and the approval of the Agreement by the shareholders of both the Bank and HCC.

Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Allowance for Loan Losses:    The allowance for loan losses is an estimate of probable credit losses inherent in the Bank’s loan portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The policy for charging off loans and recording recoveries does not differ by portfolio segment or class of financing receivable. The overall allowance consists of two primary components, specific reserves related to loans individually evaluated for impairment and general reserves for inherent losses related to loans that are collectively evaluated for impairment.

The determination of the general reserve for loans that are collectively evaluated for impairment is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

segment over the past eight quarters, internal asset classifications, and qualitative factors to include economic trends in the Bank’s service areas, industry experience and trends, geographic concentrations, fair values, if any, securing these loans, the Bank’s underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

The Bank maintains a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial, real estate—construction (including land and development loans), real estate—mortgage and consumer and other loans. The allowance for loan losses attributable to each portfolio segment, which includes both impaired loans and loans that are not impaired, is combined to determine the Bank’s overall allowance, which is included on the balance sheet.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures:    The Bank also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the balance sheet and totaled $606,000 at March 31, 2019, $652,000 at December 31, 2018, and $919,000 at March 31, 2018.

Earnings Per Share:    Basic earnings per share, which excludes dilution, is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which share in the earnings of the Bank. The treasury stock method is applied to determine the dilutive effect of stock options and restricted stock in computing diluted earnings per share. There were approximately 509,000 and 625,000 stock options outstanding at March 31, 2019 and 2018, respectively that were considered anti-dilutive because the assumed proceeds from exercise price, tax benefits and average future compensation were greater than the average market price of the Bank’s common stock.

Share-Based Compensation:    The Bank has two share-based compensation plans, the Presidio Bank 2006 Stock Option Plan (the “2006 Plan”) and the Presidio Bank 2016 Equity Incentive Plan (the “2016 Plan”), which have been approved by its shareholders and permit the grant of stock options and restricted stock for up to 1,625,000 and 500,000 shares of the Bank’s common stock, respectively. The 2006 Plan expired on July 18, 2016 and as a result no future grants have been made under the 2006 Plan after that date. There were 237,000 shares available for future grant in the 2016 Plan at March 31, 2019.

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This update revises the model to assess how a lease should be classified and provides guidance for lessees and lessors, when presenting right-of-use assets and lease liabilities on the balance sheet. Under the new guidance, lessees will be required to recognize the following for all leases, with the exception of short-term leases, at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. This update became effective for the Bank on January 1, 2019.

In July 2018, the FASB issued supplementary ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which provides for an additional transition method allowing for a modified retrospective adoption

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

approach where the guidance would only be applied to existing leases in effect at the adoption date and new leases going forward, with a cumulative effect adjustment to retained earnings as of the adoption date and additional required disclosures regarding leasing arrangements only for those periods after adoption. This update also allows lessors to not separate non-lease components from the associated lease component if certain conditions are met. The Bank has elected the practical expedients permitted by ASU 2018-11. The Bank adopted the new guidance on January 1, 2019.

At the adoption date, the Bank reported increase assets and liabilities of approximately $6 million on its consolidated balance sheet as a result of recognizing right-of-use assets and lease liabilities related to non-cancellable operating lease agreements for office space. The adoption of this guidance did not have a material impact to its Consolidated Statements of Income or Cash Flows.

NOTE 2—INVESTMENT SECURITIES

The amortized cost and estimated fair value of available-for-sale investment securities as of the balance sheet dates were as follows:

Available-for-Sale

	March 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Debt securities:
Mortgage-backed securities—residential	$34,944	$289	$(60)	$35,173
Asset-backed securities—student loan	1,997	—	(22)	1,975
Collateralized mortgage obligation-residential	13,638	8	(18)	13,628

	$50,579	$297	$(100)	$50,776

	December 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Debt securities:
Mortgage-backed securities—residential	$36,282	$39	$(103)	$36,218
Asset-backed securities—student loan	2,112	—	(15)	2,097
Collateralized mortgage obligation-residential	14,075	78	—	14,153

	$52,469	$117	$(118)	$52,468

At March 31, 2019 and December 31, 2018, net unrealized gains (losses) on available-for-sale investment securities totaling $197,000 and ($1,000), respectively were recorded net of related tax liabilities (benefits) of $57,000 and $362, respectively, as accumulated other comprehensive income within shareholders’ equity. There were no sales or transfers of available-for-sale investment securities during the three months ended March 31, 2019 and year ended December 31, 2018. At March 31, 2019 and December 31, 2018, there were no securities pledged to secure borrowing arrangements.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 2—INVESTMENT SECURITIES  (Continued)

At March 31, 2019 and December 31, 2018, the residential mortgage-backed securities and residential collateralized mortgage obligation securities held by the Bank were issued by U.S. government-sponsored entities, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. At March 31, 2019 and December 31, 2018, the student loan asset-backed security held by the Bank was guaranteed by eligible guarantee agencies and reinsured by the U.S. Department of Education for at least 97% of defaulted principal and accrued interest. The structure of this security also incorporates other forms of credit enhancement. Because management believes the declines in the fair values of its residential mortgage-backed securities and student loan asset backed security are attributable to changes in interest rates and not credit quality, and because the Bank does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Bank does not consider these securities to be other-than-temporarily impaired at March 31, 2019 and December 31, 2018.

The following table summarizes available-for-sale investment securities in an unrealized loss position at March 31, 2019 and December 31, 2018.

	Less Than 12 Months		12 Months or More		Total
March 31, 2019 (dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities—residential	$4,531	$—	$3,049	$60	$7,580	$60
Asset-backed securities—student loan	—	—	1,975	22	1,975	22
Collateralized mortgage obligation-residential	9,417	18	—	—	9,417	18

Ending balance	$13,948	$18	$5,024	$82	$18,972	$100

	Less Than 12 Months		12 Months or More		Total
December 31, 2018 (dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mortgage-backed securities—residential	$9,399	$15	$3,262	$88	$12,661	$103
Asset-backed securities—student loan	—	—	2,097	15	2,097	15
Collateralized mortgage obligation-residential	—	—	—	—	—	—

Ending balance	$9,399	$15	$5,359	$103	$14,758	$118

Held-to-Maturity

The Bank held at amortized cost $562,708 and $570,018 of mortgage-backed held-to-maturity investment securities at March 31, 2019 and December 31, 2018, respectively, with estimated fair values substantially equivalent to amortized cost.

Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. There were no sales, calls or transfers of held-to-maturity investment securities for the three months ended March 31, 2019 and the years ended December 31, 2018. Held-to-maturity investment securities mature in 2019.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 2—INVESTMENT SECURITIES  (Continued)

The estimated fair value of available-for-sale investment securities and amortized cost for held-to-maturity at March 31, 2019 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Contractual Maturity
	Within One Year or Less		After One and Within Five Years		After Five and Within Ten Years		After Ten Years		Securities Not Due at a Single Maturity Date		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale (at fair value):
Mortgage-backed securities—residential	$—	0.00%	$2,257	2.00%	$5,228	3.31%	$27,688	3.75%	$—	0.00%	$35,173	3.57%
Asset-backed securities—student loan	—	0.00%	—	0.00%	—	0.00%	1,975	3.42%	—	0.00%	1,975	3.42%
Collateralized mortgage obligation—residential	—	0.00%	—	0.00%	—	0.00%	13,628	3.85%	—	0.00%	13,628	3.85%

Total	$—	0.00%	$2,257	2.00%	$5,228	3.31%	$43,291	3.77%	$—	0.00%	$50,776	3.64%

Securities held-to-maturity (at amortized cost):
Mortgage-backed securities—residential	563	0.02%	—	0.00%	—	0.00%	—	0.00%	—	0.00%	563	0.02%

Total	$563	0.02%	$2,257	2.00%	$5,228	3.31%	43,291	3.77%	$—	0.00%	$51,339	3.60%

NOTE 3—FAIR VALUE MEASUREMENTS

Fair Value Hierarchy:    Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1—Quoted market prices for identical instruments traded in active exchange markets.

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3—Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Bank’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 3—FAIR VALUE MEASUREMENTS  (Continued)

Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used to estimate the fair value of the following classes of financial instruments:

Cash and due from banks:    The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Federal Funds Sold:    The carrying amounts of Federal funds sold approximate fair values and are classified as Level 1.

Interest-bearing deposits in other financial institutions:    The carrying amounts of interest-bearing deposits approximate fair values and are classified as Level 1.

Time certificates of deposits in other financial institutions:    The carrying amounts of time certificates of deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Investment securities:    For investment securities, fair values are based on quoted market prices, where available, and are classified as Level 1. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers and are classified as Level 2.

Loans:    Fair values of loans are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Correspondent Bank stock:    It is not practicable to determine the fair value of correspondent bank stock due to restrictions placed on its transferability.

Deposits:    The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition, equal to the carrying amount at the reporting date resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Accrued interest receivable and payable:    The carrying amounts of accrued interest approximate fair value and are considered to be linked in classification to the asset or liability for which they relate.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 3—FAIR VALUE MEASUREMENTS  (Continued)

Commitments to extend credit and letters of credit:    The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements and are not significant and, therefore, not presented.

The estimated fair values of the Bank’s financial instruments for dates indicated are as follows:

	Carrying Amount	Fair Value Measurements at Using:
March 31, 2019		Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$120,880	$120,880	$—	$—	$120,880
Securities available-for-sale	50,776	—	50,776	—	50,776
Securities held-to-maturity	563	—	—	563	563
FRB and FHLB stock	4,916	N/A	N/A	N/A	N/A
Loans, gross	706,098	—	—	701,611	701,611
Accrued interest receivable	2,329	—	131	2,198	2,329

Financial liabilities:
Deposits	$793,706	$729,343	$64,575	$—	$793,918
Subordinated debt, net	9,760	—	—	9,261	9,261
Accrued interest payable	155	—	155	—	155

	Carrying Amount	Fair Value Measurements at Using:
December 31, 2018		Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$75,681	$75,681	$—	$—	$75,681
Securities available-for-sale	52,468	—	52,468	—	52,468
Securities held-to-maturity	570	—	—	570	570
FRB and FHLB stock	4,887	N/A	N/A	N/A	N/A
Loans, gross	712,049	—	—	707,523	707,523
Accrued interest receivable	2,292	—	134	2,158	2,292

Financial liabilities:
Deposits	$758,718	$720,722	$38,097	$—	$758,819
Subordinated debt, net	9,749	—	—	9,748	9,748
Accrued interest payable	30	—	30	—	30

The estimated fair values do not reflect any premium or discount that could result from offering the Bank’s entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 3—FAIR VALUE MEASUREMENTS  (Continued)

Assets Recorded at Fair Value:    The following tables present information about the Bank’s assets measured at fair value on a recurring and nonrecurring basis:

The Bank is required or permitted to record the following assets at fair value on a recurring basis.

Description	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
March 31, 2019
Available-for-sale investment securities
Debt securities:
Mortgage backed securities—Residential	$35,173	$—	$35,173	$—
Asset backed securities—Student loans	1,975	—	1,975	—
Collateralized mortgage obligation-residential	13,628	—	13,628	—

Total assets measured at fair value on a recurring basis	$50,776	$—	$50,776	$—

Description	Fair Value	Level 1	Level 2	Level 3
	(Dollars in thousands)
December 31, 2018
Available-for-sale investment securities
Debt securities:
Mortgage backed securities—Residential	$36,218	$—	$36,218	$—
Asset backed securities—Student loans	2,097	—	2,097	—
Collateralized mortgage obligation-residential	14,153	—	14,153	—

Total assets measured at fair value on a recurring basis	$52,468	$—	$52,468	$—

Fair values for available-for-sale investment securities, which include debt securities of U.S. government-sponsored agencies and residential mortgage-backed securities, are based on quoted market prices for similar securities. There were no changes in the valuation techniques used at March 31, 2019 or December 31, 2018. During the periods ended March 31, 2019 and December 31, 2018, there were no transfers in or out of Levels 1, 2 or 3.

The Bank may be required, from time to time, to measure certain assets or liabilities at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value which was below cost at the reporting date. There were no assets measured at fair value on a non-recurring basis at March 31, 2019 and December 31, 2018.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 4—LOANS

Outstanding loans at March 31, 2019 and December 31, 2018 are summarized below:

(dollars in thousands)	March 31, 2019	December 31, 2018
Commercial	$190,307	$176,179
Construction and land development	44,188	56,179
Commercial real estate	321,407	328,668
Consumer and other	150,196	151,023

	706,098	712,049

Deferred loan origination fees, net	(984)	(1,110)
Allowance for loan losses	(7,463)	(7,439)

	$697,651	$703,500

NOTE 5—ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the three months ended March 31, 2019 and 2018, and the year ended December 31, 2018 were as follows:

	Three Months Ended March 31,		Year Ended December 31, 2018
(dollars in thousands)	2019	2018
Balance, beginning of period	$7,439	$7,166	$7,166
Provision for loan losses	24	159	273
Charge-offs	—	—	—
Recoveries	—	—	—

Balance, end of period	$7,463	$7,325	$7,439

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 5—ALLOWANCE FOR LOAN LOSSES  (Continued)

The following table shows the allocation of the allowance for loan losses for the periods ended March 31, 2019, December 31, 2018 and March 31, 2018 by portfolio segment and by impairment methodology:

March 31, 2019 (dollars in thousands)	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Unallocated	Total
Allowance for Loan Losses
Beginning balance	$1,879	$897	$3,078	$1,585	$—	$7,439
Provision for loan losses	129	(168)	(23)	(57)	143	24
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance	$2,008	$729	$3,055	$1,528	$143	$7,463

Ending balance: individually evaluated for impairment	$—	$—	—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$2,008	$729	$3,055	$1,528	$143	$7,463

Loans
Ending balance	$190,307	$44,188	$321,407	$150,196		$706,098

Ending balance: individually evaluated for impairment	$—	$—	$3,746	$—		$3,746

Ending balance: collectively evaluated for impairment	$190,307	$44,188	$317,661	$150,196		$702,352

December 31, 2018 (dollars in thousands)	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Unallocated	Total
Allowance for Loan Losses
Beginning balance	$2,524	$703	$2,582	$1,215	$142	$7,166
Provision for loan losses	(645)	194	496	370	(142)	273
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance	$1,879	$897	$3,078	$1,585	$—	$7,439

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$1,879	$897	$3,078	$1,585	$—	$7,439

Loans
Ending balance	$176,179	$56,179	$328,668	$151,023		$712,049

Ending balance: individually evaluated for impairment	$—	$—	$3,746	$—		$3,746

Ending balance: collectively evaluated for impairment	$176,179	$56,179	$324,922	$151,023		$708,303

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 5—ALLOWANCE FOR LOAN LOSSES  (Continued)

March 31, 2018 (dollars in thousands)	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Unallocated	Total
Allowance for Loan Losses
Beginning balance	$2,524	$703	$2,582	$1,215	$142	$7,166
Provision for loan losses	48	168	104	(19)	(142)	159
Charge-offs	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance	$2,572	$871	$2,686	$1,196	$—	$7,325

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$2,572	$871	$2,686	$1,196	$—	$7,325

Loans
Ending balance	$201,094	$54,088	$283,238	$112,611		$651,031

Ending balance: individually evaluated for impairment	$—	$—	$—	$—		$—

Ending balance: collectively evaluated for impairment	$201,094	$54,088	$283,238	$112,611		$651,031

The following table shows the loan portfolio allocated by management’s internal risk ratings at the dates indicated:

	Credit Risk Profile by Internally Assigned Grade
March 31, 2019 (dollars in thousands)	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Grade:
Pass	$182,239	$40,795	$300,443	$149,581	$673,058
Special Mention	6,523	3,393	14,330	—	24,246
Substandard	1,545	—	6,634	615	8,794

Total	$190,307	$44,188	$321,407	$150,196	$706,098

	Credit Risk Profile by Internally Assigned Grade
December 31, 2018 (dollars in thousands)	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Grade:
Pass	$163,793	$55,416	$309,353	$149,535	$678,097
Special Mention	11,695	763	14,568	873	27,899
Substandard	691	—	4,747	615	6,053

Total	$176,179	$56,179	$328,668	$151,023	$712,049

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 5—ALLOWANCE FOR LOAN LOSSES  (Continued)

The following table shows an aging analysis of the loan portfolio by the time past due at the dates indicated:

March 31, 2019 (dollars in thousands)	30 - 89 Days Past Due	90 Days and Still Accruing	Nonaccrual	Total Past Due	Current	Total
Commercial and real estate:
Commercial	$—	$—	$—	$—	$190,307	$190,307
Construction and land development	—	—	—	—	44,188	44,188
Commercial real estate	—	—	3,746	3,746	317,661	321,407
Consumer and other	—	—	—	—	150,196	150,196

Total	$—	$—	$3,746	$3,746	$702,352	$706,098

December 31, 2018 (dollars in thousands)	30 - 89 Days Past Due	90 Days and Still Accruing	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial:
Commercial	$—	$—	$—	$—	$176,179	$176,179
Construction and land development	—	—	—	—	56,179	56,179
Commercial real estate	—	—	3,746	3,746	324,922	328,668
Consumer and other	—	—	—	—	151,023	151,023

Total	$—	$—	$3,746	$3,746	$708,303	$712,049

As of March 31, 2019 and December 31, 2018 the Bank had one impaired Commercial Real Estate loan totaling $3,746,471 with no related allowance. The average recorded investment in impaired loans totaled $3,746,471 and $3,758,018 for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. There was no interest income recognized on impaired loans during the three months ended March 31, 2019 or the year ended December 31, 2018.

During the three months ended March 31, 2019 and the year ended December 31, 2018, the Bank had no loans modified as troubled debt restructurings for which there was a payment default within twelve months following the modification.

NOTE 6—INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

(dollars in thousands)	March 31, 2019	December 31, 2018
Savings and money market	$243,680	$285,245
Interest-bearing demand accounts	119,282	116,120
Time, $100,000 or more	52,295	36,553
Other time	12,068	1,442

	$427,325	$439,360

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 7—SHORT-TERM BORROWING ARRANGEMENTS

The Bank has unsecured federal funds lines of credit with two of its correspondent banks under which it can borrow up to an aggregate of $10,000,000. There were no borrowings outstanding under these arrangements at March 31, 2019 or December 31, 2018.

The Bank has a borrowing arrangement with the Federal Reserve Bank of San Francisco secured by certain of the Bank’s loans. At March 31, 2019, the amounts pledged and borrowing capacity under this arrangement totaled $64,350,372 and $57,294,114, respectively. At December 31, 2018, the amounts pledged and borrowing capacity under this arrangement totaled $82,183,372 and $56,781,192, respectively. There were no borrowings outstanding under this arrangement at March 31, 2019 or December 31, 2018.

The Bank has a borrowing arrangement with FHLB under which short-term and long-term advances are secured by the Bank’s loan portfolio. The Bank’s credit limit varies according to the amount and composition of loans pledged as collateral. At March 31, 2019, the loans pledged and borrowing capacity under such limits were approximately $280,175,285 and $170,815,516, respectively. At December 31, 2018, the loans pledged and borrowing capacity under such limits were approximately $274,272,219 and $172,586,292, respectively. There were no borrowings outstanding under this arrangement at March 31, 2019 and December 31, 2018.

During 2014 the Bank issued $10,000,000 of subordinated debentures in a private placement to accredited investors. The subordinated debentures mature on September 30, 2024. The subordinated debentures are redeemable in whole or in part, from time to time, upon the occurrence of specific events defined within the notes. The subordinated debentures are also redeemable in whole or in part, on or after the fifth anniversary of the effective date of issuance, at prices ranging from 101% to 103% of the principal amount outstanding. Debt issuance costs totaling $436,696 were recorded as a discount to par value and are being amortized over the term of the debt as additional interest expense. The unamortized balance of debt issuance costs totaled $240,181 and $251,099 at March 31, 2019 and December 31, 2018, respectively, and is recorded as part of the carrying amount of the subordinated debt. The subordinated debentures may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed rate of interest equal to 8% and require quarterly interest-only payments until maturity.

NOTE 8—SHARE-BASED COMPENSATION

The Bank grants stock options, restricted stock awards and restricted stock units to employees, directors and advisory board members in exchange for services, pursuant to the shareholder approved 2006 Stock Option Plan and 2016 Equity Incentive Plan. During the three months ended March 31, 2019 the 2006 Stock Option Plan expired and has no shares available for future grant. The 2016 Equity Incentive Plan provides for 500,000 authorized shares at March 31, 2019 had 237,000 shares available for future grant.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 8—SHARE-BASED COMPENSATION  (Continued)

Stock Option Awards:    A summary of option activity under the Plan for the quarter ended March 31, 2019 is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at December 31, 2018	557,925	$11.82	5.13 years	$5,319

Granted	2,500	23.53
Forfeited	—	—
Exercised	(51,750)	9.83

Outstanding at March 31, 2019	508,675	$12.08	5.09 years	$7,248

Exercisable at March 31, 2019	421,675	$10.01	4.38 years	$6,867

Vested or expected to vest at March 31, 2019	508,675	$12.08	5.09 years	$7,248

As of March 31, 2019, the unrecognized compensation cost related to non-vested stock option awards totaled approximately $593,000. The unrecognized compensation cost at March 31, 2019 is expected to be amortized on a straight-line basis over a weighted average period of 2.75 years. The total fair value of the options vested was approximately $130,938 for the quarter ended March 31, 2019.

The following stock option information is for the quarter ended March 31, 2019:

Weighted average grant date fair value per share of options granted	$10.36
Significant fair value assumptions:
Expected term in years	8.69 years
Expected annual volatility	26.95%
Risk-free interest rate	2.43%
Total compensation cost	$129,719

Restricted Stock Awards:    Nonvested restricted stock of 80,638 was outstanding at March 31, 2019. Compensation cost associated with the restricted stock totaled $132,000 for the quarter ended March 31, 2019. As of March 31, 2019, the unrecognized compensation cost related to the nonvested restricted stock totaled approximately $1,452,000. The unrecognized compensation cost at March 31, 2019 is expected to be amortized on a straight-line basis over a weighted average period of 2.95 years.

Restricted Stock Units:    Nonvested restricted stock units of 16,584 was outstanding at March 31, 2019. Compensation cost associated with the restricted stock units totaled $49,306 for the quarter ended March 31, 2019. As of March 31, 2019, the unrecognized compensation cost related to the nonvested restricted stock units totaled approximately $151,000. The unrecognized compensation cost at March 31, 2019 is expected to be amortized on a straight-line basis over a weighted average period of 0.75 years and will be adjusted for subsequent changes in estimated forfeitures.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 9—SHAREHOLDERS’ EQUITY

Dividends:    Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank’s retained earnings or (2) the Bank’s net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At March 31, 2018 and December 31, 2018, $20,365,000 and $20,683,000 was free of such restrictions, respectively.

Regulatory Capital:    The Bank is subject to certain regulatory capital requirements administered by FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets be maintained. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of January 1, 2019, the Bank along with other community banking organizations became subject to new capital requirements and certain provisions of the new rules which were phased in beginning on January 1, 2016 and became fully phased in on January 1, 2019. The Federal Banking regulators approved the new rules to implement the revised capital adequacy standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of The Dodd Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.

Quantitative measures established by regulation to help ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total, Tier 1 capital, and common equity Tier 1 capital to risk weighted assets, and of Tier 1 capital to average assets. As of March 31, 2019 and December 31, 2018, the most recent notification from the FDIC categorized the Bank as well capitalized under these guidelines. There are no conditions or events since that notification that management believes have changed the Bank’s category.

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 9—SHAREHOLDERS’ EQUITY  (Continued)

The Bank’s actual capital amounts and ratios are presented in the following table, together with capital adequacy requirements, under the Basel III regulatory requirements as of March 31, 2019, and December 31, 2018.

	Actual		To Be Well-Capitalized Under Basel III PCA Regulatory Requirements		Required for Capital Adequacy Purposes Under Basel III
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of March 31, 2019
Total Capital	$110,352	12.5%	$88,148	10.0%	$92,555	10.5%
(to risk-weighted assets)
Tier 1 Capital	$92,480	10.5%	$70,518	8.0%	$74,926	8.5%
(to risk-weighted assets)
Common Equity Tier 1 Capital	$92,480	10.5%	$57,296	6.5%	$61,704	7.0%
(to risk-weighted assets)
Leverage	$92,480	10.7%	$43,203	5.0%	$35,259	4.0%
(to average assets)

	Actual		To Be Well-Capitalized Under Basel III PCA Regulatory Requirements		Required for Capital Adequacy Purposes Under Basel III
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2018
Total Capital	$106,519	12.1%	$88,378	10.0%	$92,794	10.5%
(to risk-weighted assets)
Tier 1 Capital	$88,671	10.0%	$70,703	8.0%	$75,119	8.5%
(to risk-weighted assets)
Common Equity Tier 1 Capital	$88,671	10.0%	$57,446	6.5%	$61,863	7.0%
(to risk-weighted assets)
Leverage	$88,671	10.3%	$42,855	5.0%	$34,284	4.0%
(to average assets)

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 10—NONINTEREST EXPENSES

Other expenses for the three months ended March 31, 2019 and 2018 consisted of the following:

	For the Three Months Ended March 31,
(Dollars in thousands)	2019	2018
Salaries and employee benefits	$3,678	$3,283
Occupancy and equipment	628	616
Data processing	445	385
Regulatory and insurance	121	122
Professional fees	209	147
Advertising and promotions	31	50
Stationery and supplies	35	42
Travel and entertainment	102	75
Correspondent bank charges	32	31
Directors fees and share-based compensation	190	131
Telephone	58	52
Other	96	274

	$5,625	$5,208

NOTE 11—REVENUE FROM CONTRACTS WITH CUSTOMERS

Service Charges on Deposit Accounts: The Bank earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Bank satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance.

The following table presented the Bank’s sources of Non-Interest Income for the three months ended March 31, 2019 and 2018.

	For the Three Months Ended March 31,
(Dollars in thousands)	2019	2018
Deposit service charges	$212	$219
Other fees	100	101

Total service charges and fees	$311	$320

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 12—LEASES

On January 1, 2019, Presidio adopted ASU 2016-02, “Leases (Topic 842)”, using the modified retrospective approach under ASC 842. Presidio’s operating leases are real estate leases which are comprised of bank branches, and office spaces with remaining lease terms ranging from 1 to 8 years as of March 31, 2019. Certain lease arrangements contain extension options which are typically around 5 years. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term.

At March 31, 2019, operating lease right-of-use (“ROU”) assets and related liabilities were $5.5 million and $6.4 million, respectively. At March 31, 2019, Presidio had no material short-term operating leases. Presidio defines short term operating lease liabilities as liabilities due in twelve months or less and long-term lease liabilities are defined as liabilities that are due in more than twelve months at the end of each reporting period. Presidio did not have any finance leases at March 31, 2019. During the three months ended March 31, 2019, Presidio did not extend any leases.

Operating lease ROU assets represent Presidio’s right to use the underlying asset during the lease term and operating lease liabilities represent Presidio’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using Presidio’s incremental borrowing rate at the lease commencement date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the Statements of Income. Presidio’s occupancy expense also includes variable lease costs which are comprised of Presidio’s share of actual costs for utilities, common area maintenance, property taxes, and insurance that are not included in lease liabilities and are expensed as incurred.

Presidio uses its incremental borrowing rate to present value lease payments in order to recognize an ROU asset and the related lease liability. Presidio uses the FHLB borrowing interest rate as its incremental borrowing rate at the given period.

The table below summarizes Presidio’s net lease cost:

Three months ended March 31, 2019
(Dollars in thousands)
Operating lease cost	$418
Variable lease cost	10

Net lease cost	$428

PRESIDIO BANK

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS  (Continued)

NOTE 12—LEASES  (Continued)

The table below summarizes other information related to Presidio’s operating leases:

Three months ended March 31, 2019
(Dollars in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	446
Right-of-use assets obtained in exchange for lease liabilities, net	5,491
Weighted-average remaining lease term—operating leases	5.9 years
Weighted-average discount rate—operating leases	3.03%

The table below summarizes the maturity of remaining lease liabilities:

March 31, 2019
(Dollars in thousands)
2019	$1,368
2020	1,517
2021	973
2022	795
2023	596
2024 and thereafter	1,760

Total lease payments	7,009
Less: imputed interest	604

Total lease obligations	$6,405

As of March 31, 2019, Presidio did not have any additional operating lease commitments that have not yet commenced.

Annex G

Presidio Bank

Financial Statements

Years Ended December 31, 2018 and 2017

Presidio Bank

Independent Auditor’s Report

The Shareholders and Board of Directors

Presidio Bank

San Francisco, California

Report on the Financial Statements

We have audited the accompanying financial statements of Presidio Bank, which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidio Bank as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Crowe LLP

Crowe LLP

San Francisco, California

March 15, 2019

Financial Statements

Presidio Bank

Balance Sheets

(in thousands, except share amounts)

December 31,	2018	2017
Assets
Cash and due from banks	75,681	137,565
Available-for-sale investment securities, at fair value	52,468	7,074
Held-to-maturity investment securities, at amortized cost	570	596
Federal Reserve Bank stock, at cost	2,010	1,956
Federal Home Loan Bank stock, at cost	2,877	2,688
Loans, less allowance for loan losses of $7,439 in 2018 and $7,166 in 2017	703,500	619,116
Premises and equipment, net	2,287	2,627
Deferred tax assets, net	3,922	3,517
Bank owned life insurance	12,507	12,178
Accrued interest receivable and other assets	6,613	6,541

Total Assets	$862,435	$793,858

Liabilities and Shareholders’ Equity
Deposits:
Non-interest bearing	$319,358	$295,070
Interest bearing	439,360	409,084

Total deposits	758,718	704,154
Subordinated debt, net	9,749	9,705
Accrued interest payable and other liabilities	5,298	5,237

Total Liabilities	773,765	719,096

Commitments and Contingencies (Note 10)
Shareholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized, none outstanding	—	—
Common stock, no par value; 30,000,000 shares authorized; 6,236,001 and 6,084,059 shares issued and outstanding in 2018 and 2017, respectively	67,978	65,959
Retained earnings	20,693	8,854
Accumulated other comprehensive loss, net of tax	(1)	(51)

Total Shareholders’ Equity	88,670	74,762

Total Liabilities and Shareholders’ Equity	$862,435	$793,858

See accompanying notes to financial statements.

Presidio Bank

Statements of Income

(in thousands, except per share amounts)

Years Ended December 31,	2018	2017
Interest and Dividend Income:
Interest and fees on loans	$34,358	$29,187
Interest on due from banks and other overnight deposits	2,190	1,182
Interest on investment securities	893	128
Dividend income	360	302

Total interest and dividend income	37,801	30,799
Interest Expense:
Interest on deposits	1,914	974
Interest on subordinated debt	844	844
Interest on other borrowings	—	1

Total interest expense	2,758	1,819

Net interest income	35,043	28,980
Provision for loan losses	273	298

Net interest income after provision for loan losses	34,770	28,682

Non-Interest Income:
Service charges and fees	852	710
Other non-interest income	369	238

Total non-interest income	1,221	948

Non-Interest Expenses:
Salaries and employee benefits	13,174	11,525
Occupancy and equipment	2,450	2,282
Other	4,644	4,487

Total non-interest expenses	20,268	18,294

Income before income taxes	15,723	11,336
Provision for income taxes	3,894	5,859

Net Income	$11,829	$5,477

Basic Earnings Per Common Share	$1.92	$0.91

Diluted Earnings Per Common Share	$1.82	$0.87

See accompanying notes to financial statements.

Presidio Bank

Statements of Comprehensive Income

(in thousands)

Years Ended December 31,	2018	2017
Net Income	$11,829	$5,477
Other comprehensive income:
Unrealized gains on available-for-sale securities:
Unrealized holding gain arising during the year	85	143
Tax effect	(25)	(58)

Other comprehensive income	60	85

Comprehensive Income	$11,889	$5,562

See accompanying notes to financial statements.

Presidio Bank

Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2018 and 2017

(dollars in thousands)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount
Balance, January 1, 2017	5,957,265	$64,121	$3,377	$(136)	$67,362
Restricted stock awards granted	38,000	—	—	—	—
Restricted stock units vested	14,952	—	—	—	—
Restricted stock awards forfeited	(4,125)	—	—	—	—
Restricted shares withheld to cover withholding taxes	(2,208)	(40)	—	—	(40)
Exercise of stock options	80,175	794	—	—	794
Share-based compensation expense	—	1,084	—	—	1,084
Net income	—	—	5,477	—	5,477
Other comprehensive income	—	—	—	85	85

Balance, December 31, 2017	6,084,059	$65,959	$8,854	$(51)	$74,762
Reclass stranded tax effects resulting from the Tax Cuts and Jobs Act	—	—	10	(10)	—
Restricted stock awards granted	27,250	—	—	—	—
Restricted stock units vested	15,146	—	—	—	—
Restricted stock awards forfeited	(4,625)	—	—	—	—
Restricted shares withheld to cover withholding taxes	(3,679)	(97)	—	—	(97)
Exercise of stock options	117,850	1,154	—	—	1,154
Share-based compensation expense	—	962	—	—	962
Net income	—	—	11,829	—	11,829
Other comprehensive income	—	—	—	60	60

Balance, December 31, 2018	6,236,001	$67,978	$20,693	$(1)	$88,670

See accompanying notes to financial statements.

Presidio Bank

Statements of Cash Flows

(in thousands)

Years Ended December 31,	2018	2017
Cash Flows from Operating Activities:
Net income	$11,829	$5,477
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premiums on investment securities, net	(883)	12
Amortization of debt issuance costs	44	44
Amortization of tax credit investment	400	520
Depreciation and amortization	487	350
Provision for loan losses	273	298
Provision for unfunded commitments	(92)	196
Deferred loan origination fees, net	91	171
Share-based compensation expense	962	1,084
Deferred compensation expense	653	90
Deferred income tax (benefit) expense	(430)	807
Increase in surrender value of life insurance	(329)	(178)
Increase in accrued interest receivable and other assets	(472)	(317)
(Decrease) increase in accrued interest payable and other Liabilities	(204)	789

Net Cash Provided by Operating Activities	12,329	9,343

Cash Flows from Investing Activities:
Purchases of available-for-sale investment securities	(48,893)	(500)
Proceeds from principal payments on investment securities	4,493	1,996
Purchases of FRB stock	(54)	(71)
Purchases of FHLB stock	(189)	(357)
Net increase in loans	(84,748)	(53,673)
Purchase of bank owned life insurance	—	(12,000)
Cash invested in low income housing fund	(296)	(2,834)
Purchases of premises and equipment	(147)	(1,957)

Net Cash Used in Investing Activities	(129,834)	(69,396)

Cash Flows from Financing Activities:
Net increase in demand, interest-bearing and savings deposits	66,838	36,812
Net (decrease) increase in time deposits	(12,274)	3,858
Cash paid for withholding of taxes on share based awards	(97)	(40)
Proceeds from the exercise of stock options	1,154	794

Net Cash Provided by Financing Activities	55,621	41,424

Decrease in Cash and Cash Equivalents	(61,884)	(18,629)
Cash and Cash Equivalents at Beginning of Year	137,565	156,194

Cash and Cash Equivalents at End of Year	$75,681	$137,565

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest expense	$2,746	$1,822
Cash paid for income taxes	$3,990	$4,255

See accompanying notes to financial statements.

Presidio Bank

Notes to Financial Statements

1.	The Business of Presidio Bank

Presidio Bank (the “Bank”) is a state-chartered bank and a member of the Federal Reserve System (the “Fed”). The Bank is subject to regulation by the Fed, the California Department of Business Oversight (the “DBO”), and the Federal Deposit Insurance Corporation (the “FDIC”). The Bank’s deposits are insured by the FDIC up to applicable legal limits.

The Bank is headquartered in San Francisco, California and also has branch offices in Walnut Creek, San Rafael, San Mateo and Palo Alto, California. The Bank provides traditional commercial banking services to its target market throughout Northern California, consisting of small to medium sized businesses, along with the owners and executives of those firms.

2.	Summary of Significant Accounting Policies

General

The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Subsequent Events

Management has reviewed all events occurring from December 31, 2018 through March 14, 2019, the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating Segments

While the Bank’s executive officers monitor the revenue streams of the Bank’s various products and services, operations are managed and financial performance is evaluated on a Bank-wide basis. Operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the Bank’s financial service operations are considered by management to be aggregated in one reportable operating segment.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and due from banks as well as other overnight deposits. Net cash flows are reported for customer loan and deposit transactions.

Federal Reserve Bank Stock and Federal Home Loan Bank Stock

As a member of both the Federal Reserve Bank (the “FRB”) and the Federal Home Loan Bank (the “FHLB”), the Bank is required to maintain a minimum level of investment in the capital stocks of the FRB and FHLB. These investments are considered restricted equity securities and are carried at par value. The Bank may request redemption at par value in excess of the amount required to be held. Stock redemptions are made at the discretion of the FRB and FHLB. Both cash and stock dividends are reported as income.

Presidio Bank

Notes to Financial Statements

Investment Securities

Investment securities are classified into the following categories:

•

Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders’ equity.

•	Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers between categories during the years ended December 31, 2018 and 2017.

Gains or losses on the sale of investment securities are computed using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

An investment security is impaired when its carrying value is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether such a decline in their fair value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Bank to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, and management does not intend to sell the security or it is more likely than not that the Bank will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income. If management intends to sell the security or it is more likely than not that the Bank will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are recorded at the principal balances outstanding, net of deferred loan origination fees and costs and the allowance for loan losses. Interest is accrued daily based upon outstanding loan balances. However, when in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal. Generally, loans are placed on non-accrual status when they are 90 days past due. Past due status is based on the contractual terms of the loan. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Bank’s policy for placing loans on nonaccrual status, recording payments received on nonaccrual loans resuming accrual of interest and determining past due or delinquency status does not differ by portfolio segment.

Presidio Bank

Notes to Financial Statements

All loans are evaluated and considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement. The policy for recognizing interest on impaired loans is the same as the policy described above and does not differ by portfolio segment.

Substantially all loan origination and commitment fees, net of direct loan origination costs, and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

The Bank services loans that have been participated to other financial institutions totaling approximately $36,298,000 and $31,093,000 at December 31, 2018 and 2017, respectively.

Allowance for Loan Losses

The allowance for loan losses is an estimate of probable credit losses inherent in the Bank’s loan portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The policy for charging off loans and recording recoveries on previously charged off loans does not differ by portfolio segment. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves related to loans that are not considered impaired.

Loans determined to be impaired are individually evaluated for impairment. When a loan is impaired, the Bank measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, it may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. The policy for measuring impaired loans does not differ by portfolio segment.

A restructuring of a debt constitutes a troubled debt restructuring (“TDR”) if the Bank, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. TDR loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Loans that are reported as TDRs are considered impaired and measured for impairment as described above.

The determination of the general reserve for loans that are not considered impaired is based on estimates made by management, to include, but not limited to, consideration of historical losses by portfolio segment experienced by the Bank since inception and a peer group for the trailing ten years, internal asset classifications, and qualitative factors to include economic trends in the Bank’s service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Bank’s underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

The Bank maintains a separate allowance for each loan type (“portfolio segment”). These portfolio segments include commercial, construction and land development, commercial real estate and consumer loans. The allowance for loan losses attributable to each portfolio segment, which includes both impaired loans and loans that are not impaired, is combined to determine the Bank’s overall allowance, which is included on the balance sheet.

Presidio Bank

Notes to Financial Statements

The Bank assigns a risk rating to all loans and periodically performs detailed reviews of all such loans over a certain threshold to identify credit risks and to assess the overall collectability of the portfolio. These risk ratings are also subject to examination by independent specialists engaged by the Bank and the Bank’s regulators. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass - A pass loan is a strong, satisfactory or acceptable credit with no existing or known potential weaknesses deserving of management’s close attention.

Special Mention - A special mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Bank’s credit position at some future date. Special Mention loans are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

Substandard - A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well defined weaknesses include a project’s lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project’s failure to fulfill economic expectations. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful - Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss - Loans classified as loss are considered uncollectible and charged off immediately.

The general reserve component of the allowance for loan losses also consists of reserve factors that are based on management’s assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

Commercial - Commercial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

Construction and land development - Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

Commercial real estate - Commercial real estate loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an

Presidio Bank

Notes to Financial Statements

overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations.

Consumer and other - The consumer and other category includes primarily residential real estate and home equity lines of credit. The degree of risk in this portfolio segment depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower’s ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers’ capacity to repay their obligations may be deteriorating.

Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Bank’s primary regulators, the FRB and DBO as an integral part of their examination process, review the adequacy of the allowance. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Bank also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the balance sheet.

Bank Owned Life Insurance

The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Bank Premises and Equipment

Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be 3 to 7 years. Leasehold improvements are amortized over the lesser of the respective lease term (including renewal periods that are reasonably assured) or their useful lives, which are generally 7 to 10 years.

Certain operating leases contain scheduled and specified rent increases or incentives in the form of tenant improvement allowances or credits. The scheduled rent increases are recognized on a straight-line basis over the lease term as an increase in the amount of rental expense recognized each period. Lease incentives are capitalized at the inception of the lease and amortized on a straight-line basis over the lease term as a reduction of rental expense. Amounts accrued in excess of amounts paid related to the scheduled rent increases are included in accrued interest payable and other liabilities on the balance sheet.

When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Presidio Bank

Notes to Financial Statements

Income Taxes

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amount of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized.

At December 31, 2018 and 2017, the Bank did not have a material reserve for uncertain tax positions. The Bank uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is “more likely than not” that management believes the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Interest expense and penalties associated with unrecognized tax benefits, if any, are classified as income tax expense in the statement of operations. The Bank has not accrued for any interest or penalties as of December 31, 2018 or December 31, 2017 because it does not have any significant unrecognized tax benefits.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options using the treasury stock method.

Share-Based Compensation

The Bank has two share-based compensation plan, the Presidio Bank 2006 Stock Option Plan (the “2006 Plan”) and the Presidio Bank 2016 Equity Incentive Plan (the “2016 Plan”), which have been approved by its shareholders and permit the grant of stock options and restricted stock for up to 1,625,000 and 500,000 shares of the Bank’s common stock, respectively. The 2006 Plan expired on July 18, 2016. There were 275,000 shares available for future grant in the 2016 Plan at December 31, 2018. The Plans are designed to attract and retain employees and directors. The amount, frequency, and terms of share-based awards may vary based on competitive practices, the Bank’s operating results and government regulations. New shares are issued upon option exercise of stock options and vesting of restricted stock. The Plans do not provide for the settlement of awards in cash. The Plans require that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised.

The Bank has issued four types of awards under the plans: Organizer options, which were granted to founders and organizers and were fully vested upon the granting of the awards; service-based options, that generally vest over four or five year periods; restricted stock and restricted stock units, certain of which vest only if the Bank meets or exceeds certain pre-determined financial goals and objectives.

The Bank accounts for share-based compensation using a fair-value based method that requires that share-based compensation expense be recorded for all stock options and restricted stock awards and restricted stock units that are ultimately expected to vest as the requisite service is rendered.

Presidio Bank

Notes to Financial Statements

Management estimates the fair value of each option award as of the date of grant using a Black-Scholes-Merton option pricing formula. Expected volatility is based on historical volatility of similar entities over a preceding period commensurate with the expected term of the option because the Bank’s common stock has been publicly traded for a shorter period than the expected term for the options. The “simplified” method described in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 is used to determine the expected term of option awards. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula because the Bank has not paid dividends and has no current plans to do so in the future.

Option awards granted to employees and members of the Bank’s board of directors are accounted for as stock compensation, whereby compensation expense is generally based on the grant date fair value of the option awards. Option awards granted to board advisory members are accounted for as equity-based payments to non-employees, whereby the fair value of the option awards is re-measured each reporting period and the expense recorded is ultimately based on the fair value of the option awards on the vesting date.

The fair values of restricted stock awards and restricted stock units are determined using the fair value of the underlying shares on the date of the grant. In addition to the assumptions discussed above, management makes estimates regarding pre-vesting forfeitures that will impact total compensation expense recognized under the Plan.

Adoption of New Accounting Standards and Newly Issued Not Yet Effective Accounting Standards

On January 1, 2018, the Bank adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as OREO. The majority of the Bank’s revenues come from interest income and other sources, including loans, leases, securities and derivatives, that are outside the scope of ASC 606. The Bank’s services that fall within the scope of ASC 606 are presented within Non-Interest Income and are recognized as revenue as the Bank satisfies its obligation to the customer. Services within the scope of ASC 606 include deposit service charges on deposits. Refer to Note 17 Revenue from Contracts with Customers for further discussion on the Bank’s accounting policies for revenue sources within the scope of ASC 606. Adoption of ASC 606 did not have a material impact on the timing or measurement of revenues related to noninterest income.

On January 1, 2018, the Bank adopted ASU 2016-01 the new accounting standard for Financial Instruments, which requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires the Bank to use exit price notation when measuring the fair value of financial instruments for disclosure purposes and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The new standard was effective for fiscal years beginning after December 15, 2017, including interim periods with those fiscal years. The impact of adoption of this ASU by the Bank was not material. The fair value disclosures for financial instruments in Note 16 are computed using an exit price notion as required by the ASU.

In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) a lease liability, which is the lessee’s obligation to make payments arising from a lease, measured on a discounted basis; and (2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the

Presidio Bank

Notes to Financial Statements

lease term. Under the guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. Lessees (for capital and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The Bank is currently evaluating the impact of this new accounting standard on the financial statements, and all in-scope leases will be presented as assets on the balance sheet with corresponding liabilities for the lease obligations.

In June 2016, FASB issued guidance to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held-to maturity debt securities, and reinsurance receivables It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor. For debt securities with other-than-temporary impairment (OTTI), the guidance will be applied prospectively. Existing purchased credit impaired (PCI) assets WII grandfathered and classified as purchased credit deteriorated (PCD) assets at the date of adoption. The asset will be grossed up for the allowance for expected credit losses for all PCD assets at the date of adoption and will continue to recognize the discount in interest income based on the yield of such assets as of the adoption date Subsequent changes in expected credit losses will be recorded through the allowance. For all other assets within the scope of CECL a cumulative-effect adjustment will be recognized in retained earnings as of the beginning of the first reporting period in which the guidance is effective. These amendments are effective for public business entities that are not registered with the Securities and Exchange Commission for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For calendar year-end companies such as the Bank, the standard is effective for March 31, 2021 interim financial statements. All entities may early adopt for fiscal years beginning after December 15, 2018, including interim periods in those fiscal years, which means that calendar year-end entities may adopt as early as the March 31, 2019 interim financial statements. The Bank has formed a cross functional committee to oversee the system, data, reporting and other considerations for the purposes of meeting the requirements of this standard. We have contracted with a software vendor, assessed our data and system needs and begun the upload of the necessary historical loan data to the software that will be used in meeting certain requirements of this standard. The Bank is evaluating the impact of adopting the new accounting standard on the financial statements and has not yet quantified an estimate of the expected impact.

In February 2018, the FASB issued this Update to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. The amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. These amendments are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The amendments should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. Early adoption is permitted. The Bank chose to early adopt the Act effective January 1, 2018. The stranded tax amount related to unrealized gains and losses on available for sale securities, which was reclassified from accumulated other comprehensive income to retained earnings at the time of adoption, was $10,000. There were no other income tax effects related to the application of the Act to be reclassified from AOCI to retained earnings.

Presidio Bank

Notes to Financial Statements

3.	Investment Securities

Available-for-Sale Investment Securities

The following table summarizes the amortized cost and estimated fair value of available-for-sale investment securities at December 31, 2018 and 2017 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive loss: (in thousands)

	2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
Mortgage-backed securities-residential	$36,282	$39	$(103)	$36,218
Asset-backed securities-student loan	2,112	—	(15)	2,097
Collateralized mortgage obligation-residential	14,075	78	—	14,153

	$52,469	$117	$(118)	$52,468

	2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:
Mortgage-backed securities-residential	$4,533	$—	$(71)	$4,462
Asset-backed securities-student loan	2,627	—	(15)	2,612
Collateralized mortgage obligation-residential	—	—	—	—

	$7,160	$—	$(86)	$7,074

Net unrealized losses on available-for-sale investment securities totaling $1,228 and $86,583 were recorded net of related tax benefits of $362 and $35,153 as accumulated other comprehensive loss at December 31, 2018 and 2017, respectively. A total of $48,893,079 available-for-sale residential securities were purchased in June and August, 2018 consisted of seven mortgage-based securities and three collateralized mortgage obligation securities. There were no sales or transfers of available-for-sale investment securities during the years ended December 31, 2018 and 2017.

Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations. The following table summarizes the amortized cost and fair value of debt securities by contractual maturity. (in thousands)

December 31, 2018	Amortized Cost	Fair Value
Debt securities:
One to five years	$2,510	2,443
Five to ten years	5,413	5,388
Beyond ten years
Mortgage-backed securities-residential	28,359	28,387
Asset-backed securities-student loan	2,112	2,097
Collateralized mortgage obligation-residential	14,075	14,153

	$52,469	52,468

Presidio Bank

Notes to Financial Statements

At December 31, 2018 and 2017, the residential mortgage-backed securities and residential collateralized mortgage obligation securities held by the Bank were issued by a U.S. government-sponsored entities, Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. At December 31, 2018, the student loan asset-backed security held by the Bank was guaranteed by eligible guarantee agencies and reinsured by the U.S. Department of Education for at least 97% of defaulted principal and accrued interest. The structure of this security also incorporates other forms of credit enhancement. Because management believes the declines in the fair values of its residential mortgage-backed securities and student loan asset backed security are attributable to changes in interest rates and not credit quality, and because the Bank does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Bank does not consider these securities to be other-than-temporarily impaired at December 31, 2018 and 2017.

The following table summarizes available-for-sale investment securities in an unrealized loss position at December 31, 2018 and 2017. (in thousands)

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2018	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities
Mortgage-backed securities-residential	$9,399	$15	$3,262	$88	$12,661	$103
Asset-backed securities-student loan	—	—	2,097	15	2,097	15

	$9,399	$15	$5,359	$103	$14,758	$118

	Less Than 12 Months		12 Months or Longer		Total
December 31, 2017	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt Securities
Mortgage-backed securities-residential	$4,462	$71	$—	$—	$4,462	$71
Asset-backed securities-student loan	—	—	2,612	15	2,612	15

	$4,462	$71	$2,612	$15	$7,074	$86

Held-to-Maturity Investment Securities

The Bank held at amortized cost $570,018 and $595,674 of mortgage-backed held-to-maturity investment securities at December 31, 2018 and 2017, respectively, with estimated fair values substantially equivalent to amortized cost.

Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. There were no sales, calls or transfers of held-to-maturity investment securities for the years ended December 31, 2018 and 2017. Held-to-maturity investment securities mature in 2019.

Presidio Bank

Notes to Financial Statements

4.	Loans

Outstanding loans at December 31, 2018 and 2017 are summarized below: (in thousands)

December 31,	2018	2017
Commercial	$176,179	$197,748
Construction and land development	56,179	44,714
Commercial real estate	328,668	271,346
Consumer and other	151,023	113,493

	712,049	627,301

Deferred loan origination fees, net	(1,110)	(1,019)
Allowance for loan losses	(7,439)	(7,166)

	$703,500	$619,116

Salaries and employee benefits totaling $746,895 and $773,979 were deferred as loan origination costs for the years ended December 31, 2018 and 2017, respectively.

As of December 31, 2018, the Bank had a recorded investment in a non-accrual loan with a balance of $3,746,471, and had not committed to lend additional amounts on that loan. As of December 31, 2018 and 2017, respectively, the Bank had no recorded investments in troubled debt restructurings. There were no loans modified as troubled debt restructurings during the previous twelve months that defaulted during the years ended December 31, 2018 and 2017. The Bank generally considers a delinquency in excess of 90 days to constitute a default.

5.	Loans and Allowance for Loan Losses

The following table shows the allocation of the allowance for loan losses for the years ended December 31, 2018 and 2017 by portfolio segment and the allocation of the allowance for loan losses at December 31, 2018 and 2017 by portfolio segment and impairment methodology: (in thousands)

Allowance for Loan Losses 2018	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Unallocated	Total
Beginning balance allocated to portfolio segments	$2,524	$703	$2,582	$1,215	$142	$7,166
Provision for loan losses	(645)	194	496	370	-142	273
Losses charged to allowance	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—

Ending balance allocated to portfolio segments	$1,879	$897	$3,078	$1,585	$—	$7,439

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$1,879	$897	$3,078	$1,585	$—	$7,439

Presidio Bank

Notes to Financial Statements

Allowance for Loan Losses 2017	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Unallocated	Total
Beginning balance allocated to portfolio segments	$2,840	$198	$2,473	$1,357	$—	$6,868
Provision for loan losses	(316)	505	109	(142)	142	298
Losses charged to allowance	51	—	—	—	—	51
Recoveries	(51)	—	—	—	—	(51)

Ending balance allocated to portfolio segments	$2,524	$703	$2,582	$1,215	$142	$7,166

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$2,524	$703	$2,582	$1,215	$142	$7,166

The following table shows the loan portfolio at December 31, 2018 and 2017 by portfolio segment and impairment methodology: (in thousands)

Loans 2018	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Ending balance	$176,179	$56,179	$324,922	$151,023	$708,303

Ending balance: individually evaluated for impairment	$—	$—	$3,746	$—	$3,746

Ending balance: collectively evaluated for impairment	$176,179	$56,179	$328,668	$151,023	$712,049

Loans 2017	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Ending balance	$197,748	$44,714	$271,346	$113,493	$627,301

Ending balance: individually evaluated for impairment	$—	$—	$—	$—	$—

Ending balance: collectively evaluated for impairment	$197,748	$44,714	$271,346	$113,493	$627,301

As of December 31, 2018 the Bank had one impaired Commercial Real Estate loan totaling $3,746,471 with no related allowance. As of December 31, 2017 the Bank had no impaired loans. The average recorded investment in impaired loans totaled $3,758,018 and $659,706 for the years ended December 31, 2018 and 2017, respectively, and there was no interest income recognized on impaired loans for the year then ended.

Presidio Bank

Notes to Financial Statements

The following table shows the loan portfolio allocated by management’s internal risk ratings at December 31, 2018 and 2017: (in thousands)

	Credit Risk Profile by Internally Assigned Grade
Loans 2018	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Grade:
Pass	$163,793	$55,416	$309,353	$149,535	$678,097
Special Mention	11,695	763	14,568	873	27,899
Substandard	691	—	4,747	615	6,053

Total	$176,179	$56,179	$328,668	$151,023	$712,049

	Credit Risk Profile by Internally Assigned Grade
Loans 2017	Commercial	Construction and Land Development	Commercial Real Estate	Consumer and Other	Total
Grade:
Pass	$185,221	$44,714	$262,178	$110,876	$602,989
Special Mention	11,130	—	8,168	2,002	21,300
Substandard	1,397	—	1,000	615	3,012

Total	$197,748	$44,714	$271,346	$113,493	$627,301

The following table shows an aging analysis of the loan portfolio by the time past due at December 31, 2018 and 2017: (in thousands)

2018	30-89 Days Past Due	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial:
Commercial	$—	$—	$—	$176,179	$176,179
Construction and land-development	—	—	—	56,179	56,179
Commercial real estate	—	3,746	3,746	324,922	328,668
Consumer and other	—	—	—	151,023	151,023

Total	$—	$3,746	$3,746	$708,303	$712,049

2017	30-89 Days Past Due	Nonaccrual	Total Past Due and Nonaccrual	Current	Total
Commercial:
Commercial	$—	$—	$—	$197,748	$197,748
Construction and land-development	—	—	—	44,714	44,714
Commercial real estate	—	—	—	271,346	271,346
Consumer and other	—	—	—	113,493	113,493

Total	$—	$—	$—	$627,301	$627,301

Presidio Bank

Notes to Financial Statements

6.	Premises and Equipment

Premises and equipment consisted of the following:

December 31,	2018	2017
Furniture, fixtures and equipment	$3,485	$3,338
Leasehold improvements	2,809	2,809

	6,294	6,147
Less accumulated depreciation and amortization	(4,007)	(3,520)

	$2,287	$2,627

Depreciation and amortization included in occupancy and equipment expense totaled $487,657 and $349,929 for the years ended December 31, 2018 and 2017.

7.	Interest Bearing Deposits

Interest-bearing deposits consisted of the following: (in thousands)

December 31,	2018	2017
Savings	$3,951	$4,093
Money market	281,294	234,613
Interest-bearing demand accounts	116,120	120,108
Time, $100,000 or more	36,553	48,808
Other time	1,442	1,462

	$439,360	$409,084

Time deposits issued in denominations greater than or equal to $250,000 totaled $32,130,741 and $43,685,947 at December 31, 2018 and 2017, respectively.

Aggregate annual maturities of time deposits are as follows: (in thousands)

Year Ending December 31,
2019	$36,642
2020	759
2021	573
2022	21

$37,995

Presidio Bank

Notes to Financial Statements

Interest expense recognized on interest-bearing deposits for the years ended December 31, 2018 and 2017 consisted of the following: (in thousands)

December 31,	2018	2017
Savings	$9	$4
Money market	1,233	515
Interest-bearing demand accounts	249	183
Time, $100,000 or more	417	267
Other time	6	5

	$1,914	$974

8.	Income Taxes

Income taxes for the years ended December 31, 2018 and 2017 consisted of the following: (in thousands)

2018	Federal	State	Total
Current	$2,720	$1,604	$4,324
Deferred	(300)	(130)	(430)

Income tax expense	$2,420	$1,474	$3,894

2017	Federal	State	Total
Current	$3,715	$1,337	$5,052
Deferred	929	(122)	807

Income tax expense	$4,644	$1,215	$5,859

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate to income before income taxes. The items comprising these differences consisted of the following for the years ended December 31, 2018 and 2017: (in thousands)

	2018		2017
	Amount	Rate	Amount	Rate
Federal income tax expense at statutory rate	$3,302	21.0%	$3,854	34.0%
State franchise tax, net of Federal benefit	1,164	7.4%	802	7.1%
Impact of tax reform	—	—	1,418	12.5%
Stock options	(291)	(1.9%)	(40)	(0.4%)
Earnings from bank owned life insurance	(69)	(0.4%)	(60)	(0.5%)
Low-income housing investments	(64)	(0.4%)	(48)	(0.4%)
Other	(148)	(0.9%)	(67)	(0.6%)

Income tax expense	$3,894	24.8%	$5,859	51.7%

Presidio Bank

Notes to Financial Statements

Deferred tax assets (liabilities) at December 31, 2018 and 2017 consisted of the following: (in thousands)

	2018	2017
Deferred tax assets:
Allowance for loan losses	$2,397	$2,294
Organizational costs	68	95
Share-based compensation	317	268
Accrued expenses	814	652
Deferred rent	274	211
Current state tax	337	263
Other	43	73

Total deferred tax assets	4,250	3,856

Deferred tax liabilities:
FHLB stock dividends	(3)	(3)
Prepaid expenses	(7)	(2)
Fixed assets	—	—
Deferred loan costs	(318)	(334)

Total deferred tax liabilities	(328)	(339)

Net deferred tax assets	$3,922	$3,517

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is “more likely than not” that all or a portion of the deferred tax asset will not be realized. “More likely than not” is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon its analysis of available evidence, including recent profitability and the ability to realize net operating losses in the near term, management has determined that it is “more likely than not” that the Bank’s deferred income tax assets as of December 31, 2018 will be fully realized and therefore no valuation allowance was recorded.

At December 31, 2018, the Bank had no Federal or State net operating loss carryforwards. The Bank files income tax returns in the United States and California jurisdictions. Federal and California tax returns are currently open for examination for tax years since 2015 and 2014, respectively. The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2018 was not material. The amount of tax benefits that would impact the effective rate, if recognized, is not expected to be material. The Bank does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months.

9.	Borrowing Arrangements

Lines of Credit

The Bank has unsecured Federal funds lines of credit with two of its correspondent banks under which it can borrow up to an aggregate of $10,000,000. There were no borrowings outstanding under these arrangements at December 31, 2018 or 2017.

Presidio Bank

Notes to Financial Statements

Federal Reserve Bank

The Bank has a borrowing arrangement with the Federal Reserve Bank of San Francisco secured by certain of the Bank’s loans. At December 31, 2018, the amounts pledged and borrowing capacity under this arrangement totaled $82,183,372 and $56,781,192, respectively. At December 31, 2017, the amounts pledged and borrowing capacity under this arrangement totaled $56,255,311 and $48,532,492, respectively. There were no borrowings outstanding under this arrangement at December 31, 2018 or 2017.

Federal Home Loan Bank

The Bank has a borrowing arrangement with FHLB under which short-term and long term advances are secured by the Bank’s loan portfolio. The Bank’s credit limit varies according to the amount and composition of loans pledged as collateral. At December 31, 2018, the loans pledged and borrowing capacity under such limits were approximately $274,272,219 and $172,586,292, respectively. At December 31, 2017, the loans pledged and borrowing capacity under such limits were approximately $305,605,617 and $186,749,156, respectively. There were no borrowings outstanding under this arrangement at December 31, 2018 and 2017. Of the borrowing capacity at December 31, 2018, $10,000,000 was pledged as collateral in the form of a letter of credit to secure one public deposit. Of the borrowing capacity at December 31, 2017, $22,000,000 was pledged as collateral in the form of a letter of credit to secure public deposits.

Subordinated Debt

During 2014 the Bank issued $10,000,000 of subordinated debentures in a private placement to accredited investors. The subordinated debentures mature on September 30, 2024. The subordinated debentures are redeemable in whole or in part, from time to time, upon the occurrence of specific events defined within the notes. The subordinated debentures are also redeemable in whole or in part, on or after the fifth anniversary of the effective date of issuance, at prices ranging from 101% to 103% of the principal amount outstanding. Debt issuance costs totaling $436,696 were recorded as a discount to par value and are being amortized over the term of the debt as additional interest expense. The unamortized balance of debt issuance costs totaled $251,099 and $294,768 at December 31, 2018 and 2017, respectively, and is recorded as part of the carrying amount of the subordinated debt. The subordinated debentures may be included in Tier 2 capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed rate of interest equal to 8% and require quarterly interest-only payments until maturity.

10.	Commitments and Contingencies

Operating Leases

The Bank leases its San Francisco headquarters, branch offices in Walnut Creek, San Rafael, San Mateo and Palo Alto, under non-cancelable operating leases. The leases expire on March 31, 2021, December 31, 2027, December 31, 2022, August 31, 2024 and January 31, 2020 respectively. Each lease includes an annual rent adjustment of approximately 3.0% each year during the lease terms and each lease has one five-year renewal option. The bank leases an office in St. Helena on an one-year term with the option to renew the lease for an additional two one-year terms.

Presidio Bank

Notes to Financial Statements

Approximate future minimum lease payments are as follows: (in thousands)

Year Ending December 31,
2019	$1,813
2020	1,517
2021	973
2022	795
2023	596
Thereafter	1,760

$7,454

Rental expense included in occupancy and equipment expense totaled $1,750,370 and $1,804,969 for years ended December 31, 2018 and 2017, respectively.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of the following at December 31, 2018 and 2017: (in thousands)

	2018	2017
Commitments to extend credit	$388,073	$353,192
Standby letters of credit	$7,903	$8,478

The Bank’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans included on the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance of a client to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2018. The Bank recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Commercial loan commitments represent approximately 56% of total commitments and are generally unsecured or secured by collateral other than real estate and have variable interest rates. Consumer loan commitments represent approximately 3% of total commitments and are generally unsecured or secured by collateral other than real estate and have variable interest rates. Real estate loan commitments represent approximately 23% of total

Presidio Bank

Notes to Financial Statements

commitments and are generally secured by property with a loan-to-value ratio not to exceed 75%. The majority of real estate commitments also have variable interest rates. Letters of credit represent 2% of total commitments. Home equity lines of credit represent the remaining 16% of total commitments and are generally secured by residential real estate and have both variable and fixed interest rates.

Concentrations of Credit Risk

The Bank grants real estate mortgage, real estate construction and commercial loans to customers in San Francisco and surrounding counties. A substantial portion of its portfolio is secured by commercial and residential real estate at December 31, 2018 and 2017.

In management’s judgment, a concentration of loans exists in real estate related loans with approximately 67% of the Bank’s loans being real estate related. Although management believes the loans within this concentration have no more than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in the Bank’s primary market area, in particular, could have an adverse impact on the collectibility of these loans. Personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Bank maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Bank balances totaling approximately $85,254 and $501,569 exceeded FDIC insurance limits as of December 31, 2018 and 2017, respectively.

11.	Share-Based Compensation

The Bank grants stock options, restricted stock awards and restricted stock units to employees, directors and advisory board members in exchange for services, pursuant to the shareholder approved 2006 Stock Option Plan and 2016 Equity Incentive Plan. During the year ended December 31, 2018 the 2006 Stock Option Plan expired and has no shares available for future grant. The 2016 Equity Incentive Plan provides for 500,000 authorized shares and at December 31, 2018 had 275,000 shares available for future grant.

Stock Option Awards

Stock option grants are granted with an exercise price equal to the fair market value of the related common stock on the grant date. Stock option grants generally become exercisable in equal annual installments over a four-year period with each installment vesting on the anniversary date of the grant. Each grant has a maximum ten-year term.

Presidio Bank

Notes to Financial Statements

Stock option activity for the years ended December 31, 2018 and 2017 is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2016	711,575	$10.07	5.6 years
Granted	25,500	17.52
Exercised	(80,175)	9.90
Forfeited	(20,875)	13.03
Expired	(2,000)	10.31

Outstanding at December 31, 2017	634,025	10.29	5.1 years
Granted	50,500	26.55
Exercised	(117,850)	9.80
Forfeited	(8,750)	13.59
Expired	—	—

Outstanding at December 31, 2018	557,925	$11.82	5.1 years

Exercisable at December 31, 2018	440,175	$9.82	4.4 years

Additional options expected to vest	117,750	$19.27	8.1 years

At December 31, 2018, the aggregate intrinsic value of stock options outstanding was $5,318,539, the aggregate intrinsic value of options exercisable was $4,844,776 and the aggregate intrinsic value of additional options expected to vest was $473,763. The aggregate intrinsic value of options exercised during the years ended December 31, 2018 and 2017 totaled $1,972,792 and $656,661, respectively.

During the years ended December 31, 2018 and 2017, the Bank received $1,154,381 and $793,615 of cash from the exercise of stock options and realized tax benefits of $540,527 and $229,279, respectively.

The unrecognized compensation cost related to non-vested service-based options totaled $565,147 as of December 31, 2018. That cost is expected to be amortized on an accelerated basis over a weighted average period of 2.8 years and will be adjusted for subsequent changes in estimated forfeitures.

The following weighted average assumptions were used in the option pricing to value stock options granted in the periods indicated:

	2018	2017
Grant date fair value per share of options granted	$9.59	$6.67
Significant fair value assumptions:
Expected term in years	7.7 years	8.4 years
Expected annual volatility	25.09%	27.08%
Expected annual dividend yield	0%	0%
Risk-free interest rate	2.78%	2.24%

The total compensation cost included in operating expenses was $346,767 and $566,139 for the years ended December 31, 2018 and 2017, respectively.

Presidio Bank

Notes to Financial Statements

Restricted Stock Awards

The following restricted stock information is for the years ended December 31, 2018 and 2017.

	2018		2017
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested, beginning of year	64,500	$15.28	40,500	$13.60
Granted	27,250	26.50	38,000	16.60
Vested	(18,500)	15.06	(9,875)	13.60
Forfeited	(4,625)	18.96	(4,125)	15.01

Nonvested, end of year	68,625	$19.54	64,500	$15.28

Restricted Stock Units

The following restricted stock unit information is for the year ended December 31, 2018 and 2017.

	2018		2017
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Nonvested, beginning of year	12,120	$16.50	14,952	$13.37
Granted	10,570	26.50	12,120	16.50
Vested	(15,146)	16.50	(14,952)	13.37

Nonvested, end of year	7,544	$26.50	12,120	$16.50

Restricted stock units granted during 2018 and 2017 were earned as of December 31, 2018 and December 31, 2017, respectively, but are payable in shares to the holders as of May 15, 2019 and May 15, 2018, respectively. Units granted with these terms are, therefore, fully expensed as of the year-end but not reflected in shares outstanding until the payout date.

Compensation cost associated with the restricted stock awards and restricted stock units totaled $614,987 and $517,568 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018 the unrecognized compensation cost related to the nonvested restricted stock and restricted stock units totaled approximately $766,886. The unrecognized compensation cost at December 31, 2018 is expected to be amortized on a straight-line basis over a weighted average period of one year and will be adjusted for subsequent changes in estimated forfeitures.

12.	Shareholders’ Equity

Dividends

Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank’s retained earnings or (2) the Bank’s net income for its last three fiscal years,

Presidio Bank

Notes to Financial Statements

less distributions made to shareholders during the same three-year period. At December 31, 2018, $20,683,300 was free of such restrictions.

Regulatory Capital

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.625% for 2016 to 2.50% by 2019. The capital conservation buffer for 2018 is 1.875%. The net unrealized gain or loss on available for sale securities not included in computing regulatory capital. Management believes as of December 31, 2018, the Bank meets all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2018 and 2017, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Presidio Bank

Notes to Financial Statements

Actual and required capital amounts (in thousands) and ratios, exclusive of the capital conservation buffer are presented below at December 31, 2018 and 2017:

	2018		2017
	Amount	Ratio	Amount	Ratio
Leverage Ratio
Presidio Bank	$88,662	10.3%	$74,814	9.7%
Minimum requirement for “Well-Capitalized” institution	42,855	5.0%	38,701	5.0%
Minimum regulatory requirement	34,284	4.0%	30,961	4.0%

Common Equity Tier 1 Risk-Based Capital Ratio
Presidio Bank	$88,662	10.0%	74,814	9.8%
Minimum requirement for “Well-Capitalized” institution	57,446	6.5%	49,646	6.5%
Minimum regulatory requirement	39,770	4.5%	34,370	4.5%

Tier 1 Risk-Based Capital Ratio
Presidio Bank	$88,662	10.0%	$74,814	9.8%
Minimum requirement for “Well-Capitalized” institution	70,703	8.0%	61,102	8.0%
Minimum regulatory requirement	53,027	6.0%	45,827	6.0%

Total Risk-Based Capital Ratio
Presidio Bank	$106,519	12.1%	$92,446	12.1%
Minimum requirement for “Well-Capitalized” institution	88,378	10.0%	76,378	10.0%
Minimum regulatory requirement	70,703	8.0%	61,102	8.0%

Earnings Per Share

The factors used in the earnings per share computation for the years ended December 31, 2018 and 2017 are as follows: (in thousands, except the per share amounts)

	2018	2017
Basic:
Net income	$11,829	$5,477
Dividends on preferred stock	—	—
Less: Undistributed earnings allocated to participating securities	(142)	(61)

Net income available to common shareholders	$11,687	$5,416

Weighted average common shares outstanding including participating securities	6,166,681	6,046,183
Less: Participating securities	(74,182)	(67,591)

Average shares	6,092,499	5,978,592

Basic earnings per common share	$1.92	$0.91

Presidio Bank

Notes to Financial Statements

	2018	2017
Diluted:
Net income available to common shareholders	$11,687	$5,416
Weighted average common shares outstanding for basic earnings per common share	6,092,499	5,978,592
Add: Dilutive effects of assumed exercises of stock options	339,997	280,509

Average shares and dilutive potential common shares	6,432,496	6,259,101
Diluted earnings per common share	$1.82	$0.87

Stock options to purchase shares totaling 29,179 and 29,660 for the years ended December 31, 2018 and 2017 were excluded from the calculation of diluted earnings per share because they were considered anti-dilutive in that the assumed proceeds from exercise price, tax benefits and average future compensation were greater than the average price of the Bank’s common stock, but such stock options could become dilutive in the future.

13.	Related Party Loans

The Bank has entered into transactions with related parties, including Directors, executive officers and affiliates. The following is a summary of the aggregate activity involving related party borrowers during the years ended December 31, 2018 and 2017: (in thousands)

	2018	2017
Beginning balance	$1,712	$1,420
Disbursements	5,242	9,562
Amounts repaid	(6,325)	(9,270)

Ending balance	$629	$1,712

Undisbursed commitments to related parties	$356	$1,590

14.	Employee Benefit Plans

Profit Sharing Plan

In 2006, the Bank adopted the Presidio Bank 401 (k) Profit Sharing Plan and Trust. All employees 21 years of age or older are eligible to participate in the plan. Eligible employees may elect to make tax deferred contributions up to the maximum amount allowed by law. The Bank may make additional contributions to the plan at the discretion of the Board of Directors. Employees vest into the plan at a rate of 20% annually. The Bank made contributions to the Plan totaling $340,476 and $319,642 for the years ended December 31, 2018 and 2017, respectively.

Post Retirement Plans

The Board of Directors approved a salary continuation plan for certain executives during 2017. Under the plan, once executives reach retirement age, the Bank is obligated to provide executives with annual benefits after retirement. The estimated present value of these future benefits is accrued from the effective date of the plan based on a discount rate of 3.6%.

The expense recognized under this plan for the year ended December 31, 2018 and 2017 totaled $652,669 and $90,000, respectively. Accrued compensation payable under the salary continuation plan totaled $742,669 and

Presidio Bank

Notes to Financial Statements

$90,000 at December 31, 2018 and 2017, respectively, and is included in accrued interest payable and other liabilities on the Bank’s balance sheet.

15.	Other Expenses

Other expenses for the years ended December 31, 2018 and 2017 consisted of the following: (in thousands)

	2018	2017
Data processing	$1,592	$1,366
Regulatory and insurance	511	454
Professional fees	731	573
Advertising and promotions	256	207
Stationery and supplies	174	172
Travel and entertainment	266	261
Correspondent bank charges	127	122
Directors fees and share-based compensation	452	560
Telephone	214	199
Other	321	573

	$4,644	$4,487

16.	Fair Value Measurements

Fair Value Hierarchy

The Bank groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1 - Quoted market prices for identical instruments traded in active exchange markets.

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 - Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the Bank’s estimates of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

Presidio Bank

Notes to Financial Statements

Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Bank’s financial instruments at December 31, 2018 and 2017 were as follows: (in thousands)

		Fair Value Measurements at December 31, 2018 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$75,681	$75,681	$—	$—	$75,681
Securities available-for-sale	52,468		52,468	—	52,468
Securities held-to-maturity	570	—	—	570	570
FRB and FHLB stock	4,887	N/A	N/A	N/A	N/A
Loans, gross	712,049	—	—	707,523	707,523
Accrued interest receivable	2,292	—	134	2,158	2,292

Financial liabilities
Deposits	758,718	720,722	38,097	—	758,819
Subordinated debt, net	9,749	—	—	9,748	9,748
Accrued interest payable	30	—	30	—	30

		Fair Value Measurements at December 31, 2017 Using:
	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$137,565	$137,565	$—	$—	$137,565
Securities available-for-sale	7,074		7,074	—	7,074
Securities held-to-maturity	596	—	—	596	596
FRB and FHLB stock	4,644	N/A	N/A	N/A	N/A
Loans, net	619,116	—	—	612,133	612,133
Accrued interest receivable	1,733	—	18	1,715	1,733

Financial liabilities
Deposits	704,154	653,884	50,364	—	704,248
Subordinated debt, net	9,705	—	—	9,496	9,496
Accrued interest payable	18	—	18	—	18

The methods and assumptions used to estimate the fair values of financial instruments are described as follows:

a)	Cash and Cash Equivalents - The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

b)	FRB and FHLB Stock - It is not practical to determine the fair value of FRB and FHLB stock due to restrictions placed on their transferability.

c)

Investment Securities - The fair value of investment securities available-for-sale is based on quoted market prices for similar securities in active markets resulting in a Level 2 classification. The fair value for investment securities held-to-maturity is based on a discounted cash flow model resulting in a Level 3 classification.

d)

Loans - For 2018, the fair value of loans is estimated on an exit price basis incorporating contractual cash flow, prepayments discount spreads, credit loss and liquidity premiums. For 2017, the fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans

Presidio Bank

Notes to Financial Statements

would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations.

e)

Deposits - The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, i.e., their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation applying the rates currently offered for deposits of similar remaining maturities.

f)

Subordinated Debt - The fair values for subordinated debt are estimated using a discounted cash flows calculation using a discount rate approximating the rate applicable at the balance sheet date for debt issued to institutions of similar credit worthiness resulting in a Level 3 classification.

g)

Accrued Interest Receivable/Payable - The carrying amounts of accrued interest approximate fair value resulting in Level 2 for accrued interest receivable on investment securities, Level 3 for accrued interest receivable on loans Level 1 for accrued interest payable on money market deposits and Level 2 for accrued interest payable on certificates of deposit.

h)

Off-balance Sheet Instruments - Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

Assets Recorded at Fair Value

The following tables present information about the Bank’s assets measured at fair value on a recurring and nonrecurring basis. There were no liabilities measured at fair value on a recurring or nonrecurring basis.

Recurring Basis

The Bank is required or permitted to record the following assets at fair value on a recurring basis at December 31, 2018 and 2017: (in thousands)

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3
Available-for-sale investment securities
Debt securities:
Mortgage backed securities Residential	$36,218	$—	$36,218	$—
Asset backed securities Student loans	2,097	—	2,097	—
Collateralized mortgage Obligation residential	14,153	—	14,153

Total assets measured at fair value on a recurring basis	$52,468	$—	$52,468	$—

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3
Available-for-sale investment securities
Debt securities:
Mortgage backed securities Residential	$4,462	$—	$4,462	$—
Asset backed securities Student loans	2,612	—	2,612	—
Collateralized mortgage Obligation residential	—	—	—	—

Total assets measured at fair value on a recurring basis	$7,074	$—	$7,074	$—

Presidio Bank

Notes to Financial Statements

During the years ended December 31, 2018 and 2017, there were no transfers in or out of Level 1 or Level 2 categories.

Non-recurring Basis

The Bank may be required, from time to time, to measure certain assets or liabilities at fair value on a non-recurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value which was below cost at the reporting date. There were no assets measured at fair value on a non-recurring basis at December 31, 2018 and 2017.

NOTE 17 - REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Bank’s revenue from contracts with customers in the scope of ASC 606 is recognized within Non-Interest Income. The following table presents the Bank’s sources of Non-Interest Income subject to ASC 606 for the twelve months ended December 31, 2018.

	2018	2017
Deposit service charges	$682	$533
Other fees	170	177

Total service charges and fees	$852	$710

A description of the Bank’s revenue streams accounted for under ASC 606 follows:

Service Charges on Deposit Accounts: The Bank earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Bank fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Bank satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs.

Service charges on deposits are withdrawn from the customer’s account balance.